CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the Securities and Exchange Commission on April 28, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Dole plc

(Exact Name of Registrant as Specified in Its Charter)

Ireland	0191	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Dole plc

29 North Anne Street

Dublin 7

D07 PH36

Ireland

353-1-887-2600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Rory Byrne

Chief Executive Officer

Dole plc

29 North Anne Street

Dublin 7

D07 PH36

Ireland

353-1-887-2600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

P. Michelle Gasaway Michael J. Hong David C. Eisman Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000	Marc D. Jaffe Ian D. Schuman Adam J. Gelardi Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Ordinary shares, $0.01 par value per share	$	$

(1)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)	To be paid in connection with the initial filing of the registration statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

†	The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated             , 2021

Preliminary Prospectus

Ordinary Shares

Dole plc

Ordinary Shares

This is an initial public offering of ordinary shares of Dole plc. We are offering                 ordinary shares. The selling shareholders identified in this prospectus are offering an additional                 ordinary shares. We expect the initial public offering price will be between $         and $         per share. Currently, no public market exists for our ordinary shares. After pricing of the offering, we expect that our ordinary shares will trade on the New York Stock Exchange under the symbol “DOLE.”

This offering is being made in connection with, and is conditioned upon, the completion of the Transaction (as defined below) between Total Produce plc (“Total Produce”) and the parent company of Dole Food Company, Inc. (“Dole Food Company”) to form Dole plc, as further described in this prospectus.

We intend to use the net proceeds from this offering to pay certain costs of the Transaction (as defined below), to repay certain of our and our subsidiaries’ outstanding indebtedness and for general corporate purposes. We will not receive any proceeds from the sale of our ordinary shares by the selling shareholders.

We and the selling shareholders have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional                 and                 ordinary shares, respectively, at the initial public offering price less the underwriting discounts and commissions.

Upon the completion of this offering, assuming an initial public offering price of $         per share (the midpoint of the price range set forth above), (i) investors purchasing ordinary shares in this offering will beneficially own approximately     % of our ordinary shares (or approximately     % if the underwriters exercise their option to purchase additional ordinary shares in full); (ii) shareholders of Total Produce immediately prior to completion of the Transaction (the “TP Holders”) will beneficially own approximately % of our ordinary shares (or approximately     % if the underwriters exercise their option to purchase additional         ordinary shares in full); and (iii) Dolicious Corporation (“Dolicious”), Castle & Cooke Holdings, Inc. (“C&C Holdings”) and The Murdock Group, LLC (“TMG” and collectively with Dolicious and C&C Holdings, the “C&C Parties”), who were indirect shareholders of Dole Food Company immediately prior to the completion of the Transaction, will beneficially own approximately     % of our ordinary shares (or approximately     % if the underwriters exercise their option to purchase additional ordinary shares in full).

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 27 to read about certain factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the ordinary shares against payment on or about , 2021.

Goldman Sachs & Co. LLC	Deutsche Bank Securities	Davy

Prospectus dated                 , 2021

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus and any free writing prospectus prepared by us or on our behalf to which we have referred you. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with different or additional information or to make any representations other than those contained in this prospectus, in any amendment or supplement to this prospectus or in any free writing prospectus we have authorized for use with respect to this offering. Neither we, the selling shareholders, nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. Neither we nor the selling shareholders are making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, in any amendment or supplement to this prospectus or in any free writing prospectus is accurate as of any date other than the date of such document (or any earlier date

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CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

as of which such information is given) regardless of its time of delivery or the time of any sales of our ordinary shares. Our business, financial condition, results of operations, cash flows, assets, liabilities or prospects may have changed since that date.

We are incorporated under the laws of Ireland and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act. See “Implications of Being a Foreign Private Issuer.”

For investors outside the United States: None of the Company, the selling shareholders nor the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

ABOUT THIS PROSPECTUS

Basis of Presentation

As used throughout this prospectus, the following terms have the meanings, unless the context otherwise requires:

•

the “Company,” “we,” “us,” and “our” refer (i) after giving effect to the Transaction, to Dole plc and its consolidated subsidiaries, which will include Total Produce and Dole Food Company, (ii) for periods from and after July 30, 2018, when Total Produce acquired a 45% equity interest in DFC Holdings, and up to the completion of the Transaction, to Total Produce, its consolidated subsidiaries and Dole Food Company, which operated as a part of an operating segment of Total Produce, and (iii) for periods prior to July 30, 2018, to Total Produce and its consolidated subsidiaries;

•	“C&C Holdings” refers to Castle & Cooke Holdings, Inc.;

•	“C&C Parties” refers to, collectively, TMG, Dolicious and C&C Holdings;

•	“DFC Holdings” refers to DFC Holdings, LLC, the parent company of Dole Food Company;

•	“Dole Food Company” refers to Dole Food Company, Inc. on a consolidated basis;

•	“Dole plc” refers to Dole plc on a consolidated basis following the consummation of the Transaction;

•	“Dolicious” refers to Dolicious Corporation;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Merger Sub” refers to TP-Dole Merger Sub, LLC;

•	“NYSE” refers to the New York Stock Exchange;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“TMG” refers to The Murdock Group, LLC;

•	“Total Produce” or the “Group” refers to Total Produce plc on a consolidated basis;

•	“TP Holders” refers to the shareholders of Total Produce immediately prior to completion of the Transaction;

•	“Total Produce Parties” refers to Dole Limited (formerly known as Pearmill Limited), Total Produce, TP USA and Merger Sub;

•	“TP USA” refers to Total Produce USA Holdings Inc.;

•

the “Transaction” refers to, collectively, the Share Exchange, the Merger (each as defined below) and the other transactions described below in the sections entitled “Description of the Transaction—Merger and Related Transactions—Pre-Closing Unit Sales” and “Description of the Transaction—Merger and Related Transactions—Contribution” (excluding, for purposes of clarity and the avoidance of doubt, this offering);

•

“Transaction Agreement” refers to the binding transaction agreement, dated February 16, 2021, by and among the Total Produce Parties, DFC Holdings and the C&C Parties, which currently own a 55% interest in DFC Holdings, pursuant to which Total Produce agreed to combine with DFC Holdings under Dole plc and, upon the terms and subject to the conditions set forth in the Transaction Agreement, complete this offering immediately thereafter; and

•	“U.S. GAAP” refers to U.S. Generally Accepted Accounting Principles.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Basis of Presentation

Total Produce’s fiscal year ends on December 31. Dole Food Company changed its fiscal year end from a 52/53 week year ending on the Saturday closest to December 31 to a calendar year ending on December 31, effective with fiscal year 2020. Unless otherwise noted, any reference to a year in the context of Total Produce’s financial data preceded by the word “fiscal” refers to the fiscal year ended December 31 of that year. Any reference to a year in the context of Dole Food Company’s financial data preceded by the word “fiscal” for fiscal years prior to fiscal year 2020 refers to the fiscal year ended on the Saturday closest to December 31 of that year. For example, references to “fiscal year 2020” refer to the fiscal year ended December 31, 2020 for each of Total Produce and Dole Food Company and references to “fiscal year 2019” refer to the fiscal year ended December 31, 2019 with respect to Total Produce and to the year ended December 28, 2019 with respect to Dole Food Company. Any reference to a year not preceded by “fiscal” refers to a calendar year. Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments and therefore may not represent the arithmetic summation or calculation of the figures that precede them.

The financial results of Total Produce, Dole Food Company and their respective subsidiaries will be consolidated in the financial statements of Dole plc following the Transaction and this offering. Dole plc has engaged to date only in activities in contemplation of the Transaction and this offering and will have no operations or assets prior to the completion of the Transaction. Following the completion of this offering, Dole plc will be a holding company, and its principal asset will be ordinary shares of Total Produce, all of which it will hold directly or indirectly through holding companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total Produce and Dole Food Company” for more information.

References in this prospectus to pro forma figures give effect to (i) the Transaction, (ii) the sale by us of ordinary shares in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), (iii) this offering and the use of proceeds hereby, and (iv) the consummation of debt financing in connection with the Transaction, as if they had occurred on January 1, 2020. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for more information.

Our financial statements, the financial statements of Total Produce and the financial statements of DFC Holdings included in this prospectus were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Certain of our financial information is presented in euros. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from euros into U.S. dollars were made at the rate of €1.00 to $        , which was the noon buying rate of the Federal Reserve Bank of New York on                 , 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated or any other date.

All references in this prospectus to “$” mean U.S. dollars and all references to “€” mean euros.

Market and Industry Data

Certain market and industry data included in this prospectus has been obtained from third-party sources that we believe to be reliable, including data that we have commissioned. Market estimates

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

are calculated by using independent industry publications, government publications, and third party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus. For more information on the market and industry data we use, see “Industry, Market and Other Data.”

Trademarks, Service Marks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. We use the DOLE registered mark, trademark and related design marks in this prospectus. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Implications of Being a Foreign Private Issuer

Our status as a foreign private issuer exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the NYSE. As of the completion of this offering, we intend to follow the NYSE corporate governance standards for domestic issuers. However, we may in the future elect to follow home country practice in Ireland. Consequently, as a foreign private issuer, we are not subject to all of the disclosure requirements applicable to U.S. public companies. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our executive officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by residents of the United States, a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.

v

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.

Non-GAAP Financial Measures

Total Produce Non-GAAP Financial Measures

In addition to its results under GAAP in this prospectus we also present Total Produce’s Adjusted Revenue, EBIT and Adjusted EBITDA which are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP.

Adjusted Revenue is defined as revenue adjusted to include the Group’s share of revenue from investments accounted for under the equity method (after eliminating the proportionate share of transactions between group subsidiaries and these investments accounted for under the equity method). Management uses Adjusted Revenue when evaluating performance of Total Produce because of the significance of investments accounted for under the equity method to the Group.

EBIT is calculated from net income by adding net interest expense and tax expense.

Adjusted EBITDA is calculated from net income by: (1) adding depreciation charges; (2) adding intangible asset amortization charges; (3) adding litigation and transaction related costs; (4) adding or subtracting fair value movements on contingent consideration; (5) adding impairment charges on goodwill, intangible assets and property, plant and equipment; (6) adding net unrealized loss or subtracting the net unrealized gain on derivative instruments; (7) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated intercompany borrowings; (8) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (9) adding restructuring charges or onerous contract costs; (10) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (11) adding financing charges and other debt related costs; (12) deducting the gain or adding the loss on the sale of equity investments or other business interests and (13) adding the foreign currency gains relating to proceeds from share placings. It also includes the Group share of these items within equity method investments and the following items specific to its equity method investment in Dole Food Company; (A) deducting costs of discontinued operations; (B) adding vegetable recalls and related costs and (C) adding costs that are directly related to the COVID-19 pandemic, and are as follows: (i) incremental to charges incurred prior to the outbreak, including incremental costs related to personal protective equipment and transportation, and direct costs due to lower production capacity from a plant shutdown, (ii) not expected to recur once the crisis has subsided and operations return to normal, and (iii) clearly separable from normal operations.

Management uses EBIT and Adjusted EBITDA because they are measures commonly used by financial analysts in evaluating the performance of companies in our industry. The adjustments in calculating Adjusted EBITDA have been made because management excludes these amounts when evaluating performance because it eliminates the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. EBIT or Adjusted EBITDA is not calculated or presented in accordance with U.S. GAAP, and is not a substitute for net income, income from continuing operations, cash flows from operating activities or any other measure prescribed by U.S. GAAP. Further, EBIT or Adjusted EBITDA as used herein is not necessarily comparable to similarly titled measures of other companies.

A reconciliation of these non-GAAP measures to revenue and net income, the most directly comparable measure calculated in accordance with U.S. GAAP, are set forth in “Summary Historical and Pro Forma Consolidated Financial Information.”

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Dole Food Company Non-GAAP Financial Measures

In addition to its results under GAAP presented in this prospectus, Dole Food Company’s EBIT before discontinued operations and Adjusted EBITDA, which are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP, are also presented in this prospectus.

EBIT before discontinued operations is calculated from net income (loss) by adding the loss from discontinued operations, net of income taxes, adding interest expense from continuing operations, and adding the income tax expense from continuing operations. Adjusted EBITDA is calculated from EBIT before discontinued operations by: (1) adding depreciation and amortization; (2) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments; (3) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated intercompany borrowings; (4) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (5) adding restructuring charges; (6) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (7) adding vegetable recalls and related costs; (8) adding refinancing charges and other debt related costs; (9) adding litigation and transaction costs; (10) adding asset write-downs; and (11) adding costs that are directly related to the COVID-19 pandemic, and are as follows: costs that are (i) incremental to charges incurred prior to the outbreak, including incremental costs related to personal protective equipment and transportation, and direct costs due to lower production capacity from a plant shutdown, (ii) not expected to recur once the crisis has subsided and operations return to normal, and (iii) clearly separable from normal operations. Dole Food Company did not add-back any costs related to COVID-19 after the third quarter of 2020.

However, EBIT before discontinued operations and Adjusted EBITDA are not measurements of Dole Food Company’s financial performance under GAAP and should not be considered as alternatives to net income (loss) attributable to Dole Food Company, net income (loss), income (loss) from continuing operations or any other performance measures derived in accordance with U.S. GAAP. Additionally, EBIT before discontinued operations and Adjusted EBITDA are not intended to be liquidity measures because of certain limitations such as:

•	they do not reflect Dole Food Company’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, Dole Food Company’s working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on Dole Food Company’s debt; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP measures do not reflect cash requirements for such replacements.

Because of these limitations, EBIT before discontinued operations and Adjusted EBITDA should not be considered as measures of discretionary cash available to Dole Food Company to invest in the growth of its and Dole plc’s business.

Further, EBIT before discontinued operations and Adjusted EBITDA as used herein may not be calculated in a similar manner to, and are therefore not necessarily comparable with, similarly titled measures of other companies. However, we have included EBIT before discontinued operations and Adjusted EBITDA herein because Dole Food Company’s management believes that EBIT before discontinued operations and Adjusted EBITDA are useful performance measures for it. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results or cash flows as reported under GAAP.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

In calculating these non-GAAP financial measures, Dole Food Company makes certain adjustments that are based on assumptions and estimates that may prove to be inaccurate. In addition, in evaluating Dole Food Company’s non-GAAP financial measures, you should be aware that Dole Food Company may, in the future, incur expenses that are the same as or similar to those eliminated or adjusted for in this presentation. Our presentation of these non-GAAP financial measures should not be construed as an inference that Dole Food Company’s future results will be unaffected by any such adjustments. The non-GAAP information in this prospectus should be read in conjunction with Dole Food Company’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. A reconciliation of these non-GAAP measures to net income (loss), the most directly comparable measure calculated in accordance with U.S. GAAP, is set forth in “Summary Historical and Pro Forma Consolidated Financial Information.”

Pro Forma Non-GAAP Financial Measures

In addition to its results under GAAP in this prospectus we also present Dole plc’s Pro Forma Adjusted Revenue, Pro Forma EBIT and Pro Forma Adjusted EBITDA which are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP.

Pro Forma Adjusted Revenue is defined as revenue adjusted to include the Group’s share of revenue from investments accounted for under the equity method (after eliminating the proportionate share of transactions between group subsidiaries and these investments accounted for under the equity method). Management uses Pro Forma Adjusted Revenue when evaluating performance of Dole plc because of the significance of investments accounted for under the equity method to the Company.

Pro Forma EBIT before discontinued operations is calculated from net income by adding the loss from discontinued operations, net of income taxes, adding interest expense and adding the income tax expense.

Pro Forma Adjusted EBITDA is calculated from Pro Forma EBIT (1) adding depreciation charges; (2) adding intangible asset amortization charges; (3) adding litigation and transaction related costs; (4) adding or subtracting fair value movements on contingent consideration; (5) adding impairment charges on goodwill, intangible assets and property, plant and equipment; (6) adding net unrealized loss or subtracting the net unrealized gain on derivative instruments; (7) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated intercompany borrowings; (8) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (9) adding restructuring charges or onerous contract costs; (10) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (11) adding financing charges and other debt related costs; (12) deducting the gain or adding the loss on the sale of equity investments or other business interests and (13) adding the foreign currency gains relating to proceeds from share placings. It also includes the Group share of these items within equity method investments and the following items specific to its equity method investment in Dole Food Company; (A) deducting costs of discontinued operations; (B) adding vegetable recalls and related costs and (C) adding costs that are directly related to the COVID-19 pandemic, and are as follows: (i) incremental to charges incurred prior to the outbreak, including incremental costs related to personal protective equipment and transportation, and direct costs due to lower production capacity from a plant shutdown, (ii) not expected to recur once the crisis has subsided and operations return to normal, and (iii) clearly separable from normal operations.

However, Pro Forma EBIT before discontinued operations and Pro Forma Adjusted EBITDA are not measurements of Dole plc financial performance under GAAP and should not be considered as alternatives to net income attributable to Dole plc, net income, income (loss) from continuing

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

operations or any other performance measures derived in accordance with U.S. GAAP. Additionally, Pro Forma EBIT before discontinued operations and Pro Forma Adjusted EBITDA are not intended to be liquidity measures because of certain limitations such as:

•	they do not reflect Dole plc’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, Dole plc’s working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on Dole plc’s debt; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP measures do not reflect cash requirements for such replacements.

Because of these limitations, Pro Forma EBIT before discontinued operations and Pro Forma Adjusted EBITDA should not be considered as measures of discretionary cash available to Dole plc to invest in the growth of its and Dole plc’s business.

Further, Pro Forma EBIT before discontinued operations and Pro Forma Adjusted EBITDA as used herein may not be calculated in a similar manner to, and are therefore not necessarily comparable with, similarly titled measures of other companies. However, we have included Pro Forma EBIT before discontinued operations and Pro Forma Adjusted EBITDA herein because Dole Plc’s management believes that Pro Forma EBIT before discontinued operations and Pro Forma Adjusted EBITDA are useful performance measures for it. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results or cash flows as reported under GAAP.

In calculating these non-GAAP financial measures, Dole plc makes certain adjustments that are based on assumptions and estimates that may prove to be inaccurate. In addition, in evaluating Dole Food Company’s non-GAAP financial measures, you should be aware that Dole plc may, in the future, incur expenses that are the same as or similar to those eliminated or adjusted for in this presentation. Our presentation of these non-GAAP financial measures should not be construed as an inference that Dole plc’s future results will be unaffected by any such adjustments. The non-GAAP information in this prospectus should be read in conjunction with Dole plc’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. A reconciliation of these non-GAAP measures to net income, the most directly comparable measure calculated in accordance with U.S. GAAP, is set forth in “Summary Historical and Pro Forma Consolidated Financial Information.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total Produce and Dole Food Company” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus, before making an investment decision. See “—About this Prospectus—Basis of Presentation” for certain defined terms and the basis for certain information used herein.

Company Overview

We are the premier global leader in fresh produce. We offer over 300 products grown and sourced both locally and globally from approximately 80 countries in various regions, which are distributed and marketed in 30 countries, across retail, wholesale, foodservice and ecommerce channels. Our most significant products hold leading positions in their respective categories and markets. By way of example, we are one of the world’s largest producers of fresh bananas and pineapples, and a leader in value added and fresh packed vegetables in North America and other growth categories across the wider fresh produce product range worldwide. The fresh fruits and vegetables market had total sales of $335 billion in 2019 in North America and Europe according to GlobalData. In fiscal year 2020 fresh fruit and fresh vegetables represented 71% and 29% of pro forma Adjusted Revenue, respectively, with North America and Europe contributing 47% and 46% of pro forma Adjusted Revenue, respectively.

Marketing the most nutritious foods with the lowest carbon, water and ecological footprints of all the primary food groups per the Barilla Foundation & Research Unit on Nutrition, Diabetes and Metabolism (“Barilla”), we are well aligned with both environmental and social themes. Fresh fruits and vegetables, for example, and plant-based products in general are associated with the lowest greenhouse gas emissions of all other staple foods. From a social perspective, the importance of eating fresh fruits and vegetables has long been recognized as core to any healthy eating strategy, per the PBH Foundation. We are privileged to market a diverse portfolio of fruit and vegetable products that are good for both the environment and consumers’ health and well-being. Our goal is to build a healthier, more sustainable tomorrow by increasing per capita consumption of fruits and vegetables today.

Our business philosophy is to be local at heart but global by nature. Our business model is centered around creating a vertically integrated business including own production and sourcing capabilities as well as control of the supply chain and distribution. Our global production, sourcing and logistics capabilities, coupled with on-the-ground local expertise, presence, and distribution network, allow us to market a diverse and differentiated set of global products within the local markets we serve. Additionally, our owned acreage combined with a multi-continental sourcing model provide us with operating flexibility and product availability throughout the year. Within many markets in Europe we operate a partnership model with our grocery retail customers, offering holistic fresh produce category management solutions and in some cases managing entire categories within their stores.

Our business operates through a number of business-to-business and business-to-consumer brands, the pillar being our iconic DOLE brand. DOLE is the most recognized brand for fresh produce

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in the United States. This is evidenced by 73% fresh fruit unaided consumer brand awareness, 42 percentage points higher than that of our closest competitor, according to a survey conducted in 2020 by major global research company IPSOS. Notably, 55% of respondents to this same survey nominated DOLE as their favorite fruit brand. The DOLE brand is well established and also has a growing appeal with younger millennial shoppers, ranking within the ten fastest growing brands among millennials in the United States in 2019 according to Morning Consult. We believe that consumers and retailers in our key markets recognize and associate the DOLE brand with healthy, high quality and premium food products.

Our vertically integrated business model is supported by a valuable and strategic infrastructure and asset base with total pro forma assets of approximately $4.7 billion as of December 31, 2020. As of March 31, 2021, we owned approximately 109,000 acres of farms and other land holdings around the world, including approximately 5,000 acres of actively marketed surplus land for sale in Oahu, Hawaii. In addition, as of March 31, 2021, we owned a fleet of ten refrigerated container carriers and six pallet friendly conventional refrigerated ships. We also owned or leased approximately 16,873 refrigerated containers and 747 dry containers. The breadth and depth of our local market presence is evidenced by 254 facilities globally, including five salad manufacturing plants, twelve cold storage facilities, 75 packing houses and 162 distribution and manufacturing facilities. In addition to our owned asset base, we have developed long-standing relationships with independent growers across the globe, including international partnerships and joint ventures, which provide us additional operational flexibility and extended range and availability.

Our strategic asset base is complemented by an experienced and industry leading people organization. As of December 31, 2020, we have approximately 40,000 employees across 34 countries. We believe our people represent a key differentiating aspect of the business providing both produce sector expertise as well as local market insights and relationships.

We are focused on being an enthusiastic, powerful advocate of good diet, health and well-being, and supporting consumers in making healthier choices by consuming more fruits and vegetables. Sustainability lies at the heart of all that we do. We are committed to continuously improving our practices and enhancing our sustainability measures across our organization. We are building upon our existing ambitious sustainability targets for the future, determined to consolidate our position as an industry leader and make a positive impact to society and on the environment through our operations.

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Dole plc is the result of the combination of Dole Food Company and Total Produce, two complementary and culturally aligned organizations each with more than 130 years of history in the fresh produce industry. Going forward, Dole plc will be organized by the following divisions: Tropical Fruit, Fresh Vegetables, Diversified Produce (EMEA) and Diversified Produce (Americas & ROW). We believe this organizational structure will allow us to continue serving our existing customers with the exceptional quality that they have come to associate with the brands we market, and drive significant growth and cost benefits through the realization of synergies across the enlarged business.

For fiscal year 2020, Dole plc had pro forma Adjusted Revenue of $9.7 billion, pro forma Revenue of $9.0 billion, pro forma Operating Income of $227.3 million, pro forma net income of $99.5 million and pro forma Adjusted EBITDA of $371.2 million inclusive of transaction adjustments (or $383 million, excluding transaction adjustments of $12 million). For additional information regarding Adjusted Revenue including reconciliation to Revenue and Adjusted EBITDA, including a reconciliation to net income, see “Non-GAAP Financial Measures” and “Summary Historical and Pro Forma Consolidated Financial Information.”

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Industry Overview and Market Opportunity

We primarily operate in the North American and European markets for fresh fruits and vegetables. The two markets combined have a total size of $335 billion, with just over $139 billion and $196 billion in sales in 2019 in North America and Europe, respectively, according to GlobalData. On a combined basis, the market for fresh fruits and vegetables is expected to grow at an annualized rate of 2.7% from 2020 to 2025, with Europe growing 2.1% and North America 3.4%. From 2015 to 2019, the fresh fruits and vegetables market grew at an annualized rate of 1.9%, with Europe and North America growing 1.5% and 2.5%, respectively.

The UN General Assembly’s designation of 2021 as the “International Year of Fruits and Vegetables” recognizes the pivotal contribution of fresh produce across global health, nutrition and sustainability. Consumers in developed economies remain focused on improving health & wellness and are increasingly shifting their consumption towards natural, fresh and whole foods such as fruits and vegetables and away from processed shelf stable food and animal proteins.

Consumers are also increasingly demanding products produced in a sustainable and responsible manner. According to a recent survey by Empathy Research 57% of global respondents are making more of an effort to reduce their carbon footprint and have greater care for the environment. Additionally, 47% of global respondents reported that ethically and sustainably sourced ingredients are more important to them now than before the pandemic. Given the fresh produce industry has the lowest environmental footprint across all food categories, per Barilla, fruits and vegetables are very much aligned with sustainable consumption. Consumers are also increasingly demanding local produce, with 28% of global respondents looking to buy food that is produced as close to where they live as possible, per Empathy Research. We believe we are well positioned to capitalize on these trends through our dual global and local farming and sourcing capabilities. Fresh produce is also a key growth driver in grocery stores, contributing to higher footfall at the perimeter of the store at the expense of center of store. While the center of store briefly outpaced produce during the COVID-19 pandemic as consumers sought the security of pantry loading, in the 26 weeks ending February 27, 2021, produce regained its position as a secular key growth driver, per U.S. Nielsen data.

Food retailers have sought to embrace these consumer trends towards health & wellness and sustainable consumption by continuing to focus on the fresh produce aisle as a core perimeter-of-store category and footfall driver. This is evidenced by 74% of consumers buying fresh food at least once a week, per Deloitte, and 45% of consumers believing it is now more important to buy healthy food compared to before COVID-19, per Bain & Company.

Within the produce category we have seen higher growth categories in berries, avocados, organic produce, and value added vegetables, with annualized growth rates of 7.7%, 6.8%, 10.3% and 8.1%, respectively, from 2018 to 2020, per our calculations based on data provided by Nielsen Volume CAGR for Key Produce Categories & Perimeter Departments in U.S. (weight for produce, units for perimeter). Further, over the past several decades, consumers have become more interested in the benefits of organic foods given increased focus on health and nutrition. In more recent years, according to our calculation based on Nielsen data, there has been a 10.3% CAGR in organic produce from 2018 through 2020, and uptick to 15.7% growth in 2020, calculated by reference to Nielsen Volume CAGR for Key Produce Categories & Perimeter Departments in U.S. (weight for produce, units for perimeter).

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Historical and Projected Fruit & Vegetable Market Industry (North America and Europe)
Market growth is expected to accelerate driven by consumer trends towards health & wellness and more nutritious foods

Source: GlobalData

Our Competitive Strengths

We believe that the following strengths position us to develop and maintain the competitive advantages and leading market positions that are critical to our continued success.

An Established Global and Local Market Leader in a Large and Structurally Growing Category

We are the premier global supplier of fresh produce with pro forma Adjusted Revenue of $9.7 billion in 2020 (pro forma Revenue of $9.0 billion), maintaining a global footprint and leadership positions across multiple attractive product categories. As described above, the fresh fruits and vegetables combined North American and European market is expected to generate 2.7% annualized growth from 2020 to 2025. We believe consumer trends including plant-based and flexitarian diets, environmental consciousness and sustainable consumption, convenience, and health & wellness are the drivers of an acceleration in projected growth.

With pro forma Adjusted Revenue of $9.7 billion (pro forma Revenue of $9.0 billion), Dole plc is approximately twice as large in revenue as compared to our nearest competitor and thus we believe we are favorably positioned to capitalize on this projected structural industry growth. We are the market leader for bananas in North America and hold the #3 position for bananas in Europe. We also hold the #2 position for pineapples in North America, the #2 position for value add vegetables in North America, the #3 position for pineapples in Europe, and are the #1 global exporter of grapes. Additionally, we benefit from increased size and presence in attractive growth categories such as organic produce, avocados, berries and value added vegetables. According to Dole’s calculation by reference to Nielsen Volume CAGR for Key Produce Categories & Perimeter Departments in U.S. (weight for produce, units for perimeter), 2018-2020 CAGR for organic produce was 10.3%, avocados was 6.8%, berries was 7.7% and value added vegetables was 8.1%. We believe that our size creates differentiation and allows us to maximize operational efficiency and maintain a low-cost positioning that creates differentiation and is difficult to replicate in mainstream market segments.

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Top 10 Largest Produce Peers by Revenue

Source: Nielsen 2018-2020 Volume CAGR for Key Produce Categories & Perimeter Departments in U.S. (weight for produce, units for perimeter). Fresh Vegetable CAGR represents Freshpack Nielsen 2018-2020 CAGR. Value Add Vegetables CAGR represents Value Added Salads Nielsen 2018-2020 CAGR.

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Note: Bananas and Pineapples leadership figures are Dole estimated Latin sourced fruit. Value Added Vegetables leadership figure is Dole estimated value added retail sales. Grapes leadership figure is Dole estimated from Southern Hemisphere

Highly Diversified Product and Services Offering, Sourcing and Customer Base

The combination of Total Produce’s and Dole Food Company’s complementary businesses creates a diversified and well-balanced portfolio with enhanced resilience which we believe uniquely positions us for sustainable and profitable growth. In fiscal year 2020 fresh fruit and fresh vegetables represented 71% and 29% of pro forma Adjusted Revenue, respectively, with North America and Europe contributing 47% and 46% of pro forma Adjusted Revenue, respectively. We offer over 300 products grown and sourced both locally and globally from approximately 80 countries in various regions, which are distributed and marketed in 30 countries, across retail, wholesale, foodservice and ecommerce channels. Our diverse product offering allows us to reach a broad global consumer base that is increasingly demanding product availability all year round.

By maintaining hundreds of grower relationships across North America, Europe, South America, Africa, New Zealand and other geographies, we are similarly not dependent upon any one geographic area or grower for the sourcing of our products. This reduces risk from exposure to natural disasters and political disruptions, while allowing access to the highest quality products throughout the year. In fiscal year 2020, no third-party grower represented more than 10% of the sourced volume for any significant product.

Our largest customers are leading retail, wholesale and foodservice customers in North America, Latin America and Europe, none of which contributed more than 10% of total sales in fiscal year 2020.

Dole plc Product Mix	Dole plc Geographic Mix

Note: Based on FY 2020 pro forma Adjusted Revenue	Note: Based on FY 2020 pro forma Adjusted Revenue

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Diversified Sourcing Network

Iconic DOLE Brand with Industry Leading Customer Awareness

The DOLE brand is the most recognized and trusted brand in fresh fruit in the United States, as evidenced by our 73% unaided consumer brand awareness, which is 42 percentage points higher than that of our closest competitor, according to a survey conducted in 2020 by IPSOS. Additionally, 84% of respondents in the same IPSOS survey declared that Dole Food Company has quality products, 85% of respondents identified DOLE as a likeable brand, 55% of respondents nominated DOLE as their favorite fruit brand, and 53% of respondents declared a willingness to pay a little more for the DOLE brand. Through our global marketing efforts, we believe we have made the distinctive red “DOLE” letters and sunburst a familiar symbol of freshness and quality, widely recognized by consumers around the world for providing healthy food products. The DOLE brand supports our leading positions in the markets we serve. Going forward, Dole plc intends to build upon the recognition and trust that the DOLE brand has earned to broaden its footprint, extend its categories, and attract new customers.

Strong Control Over Supply Chain from Differentiated, Vertically Integrated Business Model

Dole plc is unique in its capacity to deliver the best of both worlds: the collective strength, resources and supply chain influence of a global leader with the service and market focus of a local operator. Our strategic asset base across the globe, with total pro forma assets of approximately $4.7 billion in fiscal year 2020, gives us superior control over production, processing, warehousing and

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transportation. This control over the supply chain positions us to consistently and efficiently deliver fresh fruits and vegetables to our consumers in pristine condition on a global scale. Our quality starts on the farm. As of March 31, 2021, we owned over 109,000 acres of land around the world and lease approximately 21,000 acres. Locally, across each of the markets in which we operate, we have developed enduring relationships with hundreds of local growers, investing in their businesses and providing agronomic, commercial and promotional support. This broad ownership across regions of production assets provides the ability to manage costs and improve commercial opportunities with our independent growers, further strengthening our low cost positioning. In addition, as of March 31, 2021, we owned a fleet of ten self-sustained refrigerated container carriers and six pallet friendly conventional refrigerated ships with container-carrying capacity on deck. As of March 31, 2021, we operate eleven of our vessels and charter two to a third party. We also cover part of our shipping requirements under contracts with existing liner services and occasionally charter vessels for short periods on either a time or voyage basis when required. We also own or lease approximately 16,873 refrigerated containers, 747 dry containers, 5,573 chassis, 4,837 generator sets, and 254 facilities worldwide as of as March 31, 2021. Our supply chain gives us the tools to outperform the market on service, quality and cost. It also allows us to serve our customers with both the end-to-end solution and the supply chain transparency they are increasingly asking for.

Dole plc is at the Forefront of Environmental and Social Issues with a Portfolio of Healthy and Sustainable Produce

We are grateful to market (a) the most nutritious foods and (b) products with the lowest carbon, water and ecological footprints of all the primary food groups, per Barilla. Our goal is to build a healthier, more sustainable tomorrow by increasing per capita consumption of fruits and vegetables today.

Dole Food Company and Total Produce have both publicly committed to numerous specific sustainability goals for 2025 and 2030 which are already broadly aligned. Dole plc plans to continue to enforce these efforts before merging them into a single set of goals in 2022. By way of example, some of the individual goals previously stated by Total Produce and Dole Food Company are:

•	Achieving 30% reduction in Total Produce group-wide market place emissions and net zero carbon emissions from Dole Food Company-owned farms;

•	Achieving 100% optimized water practices in managed farms and packing facilities;

•	Ensuring all group banana and pineapple packaging is recyclable or compostable;

•	Reducing shipping emissions by 30%;

•	Expanding the role of the Dalé Foundation, the organization responsible for corporate responsibility projects for the Dole Food Company in Ecuador and Peru, throughout Latin America;

•	Hitting 750 million cumulative impressions annually regarding healthy nutrition;

•	Investing $0.07 per box of Dole Food Company bananas to fund local social impact projects;

•	Implementing blockchain product-tagging technology or advanced traceability solutions; and

•	Extending the use of SEDEX, which is one of the world’s leading online platforms for companies to manage and improve working conditions in global supply chains, to all Total Produce operations.

Our deep commitment to sustainability is rooted in transparency and impact as we aim to be among the highest SDG rated companies in the food industry by empowering consumers, offering a

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wide range of fair trade and organic fresh fruits and vegetables, and remaining steadfast in our expectation for the best sustainable practices from those with whom we do business.

Greenhouse Gas Emissions Per Kilogram of Food Product (kg CO2-equivalents Per kg Product)

Source: Vox (“How to reduce your food’s carbon footprint, in 2 charts,” 2020).

Executive Board and Management Teams With a Track Record in Delivering Growth

The highly regarded management teams of Total Produce and Dole Food Company, with combined experience of over 130 years in the fresh produce sector, will lead Dole plc. Carl McCann will preside over the group’s activities as Executive Chairman and lead our long-term strategy together with the executive management team. Our day-to-day operations will be led by Chief Executive Officer Rory Byrne, Chief Operating Officer Johan Lindén and Chief Financial Officer Frank Davis. For more information, please see the detailed biographies in the section entitled “Management — Directors, Director Nominees and Executive Officers.” Dole plc is organized around a divisional structure that is led by highly regarded executives with deep industry experience who are recognized as amongst the best in the fresh produce sector. Each division has built a strong management team and culture, focused on accountability and delivery of results. The business divisions are supported by specialist corporate functions, each led by senior professionals with significant experience from within the sector.

Our Employees are Amongst Our Greatest Competitive Advantage, and We Pride Ourselves in Attracting and Retaining Some of the Most Experienced and Accomplished People in the Sector

At Dole plc we are privileged to employ approximately 40,000 people as of December 31, 2020 who are some of the most experienced and accomplished people in the sector. We strive to be a good employer by cultivating a positive and engaging culture. The key characteristics of our organization

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include employee inclusion, well-being, safety, training, career development and community involvement. We have adopted strategic priorities such as “the people behind the produce,” which formalizes our policy for assessing culture and engagement in our local businesses. Our employment practices include encouraging and facilitating collaboration, practicing a nondiscriminatory policy and being an equal opportunity employer across the globe. Our employees bring together local expertise and global perspectives, where embracing change is part of our way of working. As a result, our “can do” customer-centered culture is one in which our people are ambitious, progressive, resourceful and resilient.

Reinforced, Stronger Operating Financial Profile that Has Shown Strong Resilience Through COVID-19

Our financial profile is characterized by a combination of growth and resilience, resulting from our diversified exposure by both segment and geography and diversified growing and sourcing. Throughout the COVID-19 pandemic, we benefitted from robust retail and wholesale demand, which helped to offset reduced levels of activity in the food service sector. In 2020, Total Produce grew revenue 4.3% to $4.3 billion, while Dole Food Company grew revenue 3.5% to $4.7 billion, both of which represented faster growth rates than those achieved in 2019. Furthermore, through our leading retailer partners, we expect to continue our ecommerce momentum, with such business channel witnessing accelerated growth during the pandemic. We believe Dole plc will benefit from an enhanced balance sheet and strong cash flow generation, which, supported by sustainable growth and earnings resilience, will position Dole plc to fund and maintain an attractive dividend pay-out ratio.

Our Growth Strategy

Continue to Invest in a Large and Structurally Growing Fresh Produce Market

As the global #1 in fresh produce for fiscal year 2020, we believe Dole plc will be well positioned to benefit from the future growth prospects of the $335 billion combined North American and European fresh fruits and vegetables market that is expected to grow to $398 billion in 2025 and at a 2.7% five-year CAGR from 2020 to. As the largest player in this market, we have a responsibility to invest in the category and ensure consumers are appropriately informed of the benefits of a nutritious diet rich in fresh fruits and vegetables. Health-conscious consumers are driving much of the growth in demand for fresh produce, a trend that continues to accelerate as evidenced by the fact that 65% of respondents to a global survey performed by Empathy Research indicated they are making an effort to eat healthier.

Deepen Market Penetration Across Our Existing Global Footprint With Enhanced Customer Offerings

Where we already have a presence, the coming together of Total Produce and Dole Food Company presents an opportunity to extend our collective commercial footprint. For example, Spain, France and the United Kingdom constitute three territories where, through leveraging our existing infrastructure, market expertise and relationships, there is potential to access new customers and channels such as foodservice and ecommerce. By linking, augmenting and streamlining this network to our vertically integrated supply channels, we believe we are well-positioned to meet the evolving needs of retailers and foodservice operators with international distribution and category management requirements.

We intend to extend the range of vertically integrated products sold by our existing client base across Europe and North America by collaborating across the supply chain and utilizing our collective

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sourcing network, customer relationships and the DOLE brand. Thus, we believe we can better serve retail clients operating in multiple distribution channels with complex requirements, while generating efficiencies in overall distribution.

Expand into Additional Territories and Categories as a Result of a Highly Complementary Asset Base and Brand Recognition

Dole plc is well positioned to offer its customer base a wide range of premium produce during all 52 weeks of the year. This range includes high-growth, high-value products grown to the highest agronomic and sustainable standards, including avocados and berries. The combination of Total Produce and Dole Food Company in these categories will make Dole plc a significant player and create a new platform for growth. Additionally, Dole Food Company’s strategically located asset base combined with Total Produce’s distribution capabilities will help drive continued expansion in broader markets. In bringing together exceptional produce, a recognized, trusted brand, and a strategically located asset base, we will strive to promote a wider range of products in new markets and product categories.

Benefit from Combined Consumer Insights and Strategic Partnerships to Drive New Product Development and Innovation

We believe that Dole plc, as the industry leader, will be a focal point for innovation in marketplace operations, specifically consumer behavior and insights, new product developments, logistics, operational efficiencies and sustainability. We launched our Kostministieriet (“Ministry Of Food”) initiative, which is dedicated to garnering deeper insights into consumption motivators and inhibitors for choosing more fresh fruit and vegetables, across 10 European nations.

We recently announced a strategic partnership with Elo Life Systems, a food and agricultural biotechnology company with a mission to create novel products that enhance the nutrition and diversity of the global food supply. Together, we will aim to develop multiple new banana varieties, including Cavendish, with enhanced resistance to fungal diseases such as Fusarium wilt.

In accordance with the DOLE brand’s promise, Dole plc is committed to continue offering health-conscious consumers a growing number of premium meals and snack options supporting trends for plant-based and flexitarian diets. Over the past three years, Dole plc has launched 252 new SKUs under the DOLE brand and private labels, generating $180 million in additional sales.

Research across logistics and operations is orientated towards delivering cost and sustainability-related improvements, as well as simplifying the supply chain. Recent initiatives include trials for The Internet of Things (“IoT”) solutions, which have focused on the transmission of key supply chain data in real time, and the development of innovative direct-to-consumer solutions in our “No Waste” facility in Helsingborg, Sweden. We will continue to focus on the development of user-friendly platforms to measure and manage the sustainability impact of our business globally. Our Insight App tool was developed in 2020 to profile growing regions globally on the basis of core sustainability metrics.

Drive Additional Growth in Value Added, Organic and Sustainable Categories

We are committed to leveraging our shared sourcing network to widen the availability and bring an increasing range of organic, sustainable products to market. This matches the expectation of a growing segment of the population, as shown by 31% of respondents in the United States that estimated 25% to 50% of their fresh produce is organic, according to a survey performed by The Packer. Additionally,

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a recent study by Empathy Research suggests 27% of global respondents are willing to pay more for food that is sustainably produced. We will leverage the unique sustainability story of Dole plc to establish a point of difference in the marketplace by adding value at the point-of-sale through best-in-class sustainable packaging and local procurement. We will use our localized, global infrastructure to facilitate post-COVID trends toward convenience and direct-to-consumer solutions, providing value-added, organic and sustainable categories to drive further growth. Our offerings will include ready-to-eat, meal kits, and bagged salads, all utilizing the trusted DOLE brand as a reassuring promise of consistency and quality.

Optimize Our Supply Chain, “Setting Our Service Apart”

Dole plc will offer a compelling proposition for global customers by delivering efficiencies through collaboration across our global procurement and distribution networks. For instance, South Africa and Chile are important sourcing regions for Dole plc, and by coordinating group-wide procurement and logistics from both countries, we will be able to increase volumes and deliver economies of scale within the group. Additional supply chain benefits include increased collaboration across inland freight and logistics in North America and Europe, further development of third-party logistics offerings, and a strategic approach to the coordination of global sea freight management. We aim to enhance the supply chain responsiveness of our operating companies and deliver real-time solutions, which is further enhanced by our broader combined access to market intelligence. We believe our supply chain optimization will differentiate us from competitors and add value by streamlining the route to market, refining direct sourcing models and assuring best practices in quality and sustainability through our greater supply chain influence.

Continue to Focus on Synergistic M&A in a Fragmented and Growing Market

The strong foundation created by Dole plc’s well-capitalized balance sheet will position the company to benefit from acquisitions and development opportunities in a fragmented industry. Both Total Produce and Dole Food Company have an extensive history of successful acquisitions in the fresh produce sector, which has allowed them to build highly specialized capabilities in the industry. Total Produce has traditionally grown through acquisitions, with an extensive track record in the identification, execution, and integration of such targets. In the 15 years following the 2006 separation from Fyffes, Total Produce has completed more than 100 acquisitions. These acquisitions are of varying sizes across four continents, from transformational investments such as the investment in DFC Holdings, to smaller, bolt-on investments. These transactions have been the primary driver of Total Produce’s continued expansion with revenue more than tripling during this time, from $2.1 billion in 2006 to $7.1 billion in 2020 (which includes Total Produce’s share of joint ventures and associates and eliminates the proportionate share of revenue transactions between Total Produce subsidiaries and joint ventures and associates). Similarly, Dole Food Company has experience in successful M&A, with recent focus in strategic assets and a continuous evaluation of the returns on existing assets to constantly improve the efficiency of its capital allocation process.

The Transaction

On February 16, 2021, we entered into the Transaction Agreement (as amended on April 23, 2021 and from time to time thereafter) with the other Total Produce Parties, DFC Holdings and the C&C Parties, pursuant to which Total Produce has agreed to combine with DFC Holdings under the Company and, upon the terms and subject to the conditions set forth in the Transaction Agreement, complete this offering immediately thereafter.

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Upon the completion of the Transaction and this offering, the combined company will trade on the NYSE under “DOLE” and the existing Total Produce listings on the Euronext Growth Dublin and on the AIM London Stock Exchange will be discontinued.

Upon the terms and subject to the conditions set forth in the Transaction Agreement, as described more fully in “Description of the Transaction,” the Transaction will be effected in a series of steps including the following:

•	we will consummate the Share Exchange pursuant to the Scheme (as defined below);

•	immediately following the completion of the Share Exchange, we will consummate the Merger, with DFC Holdings surviving the Merger, and the C&C Parties will acquire our ordinary shares; and

•	immediately following the completion of the Share Exchange and the Merger, we will sell our ordinary shares in this offering.

Immediately following the completion of the Transaction (as defined below) and prior to this offering, shareholders of Total Produce and the C&C Parties will own 82.5% and 17.5%, respectively, of our ordinary shares on a fully diluted basis.

Completion of the Share Exchange and the Merger is subject to the satisfaction (or waiver, to the extent permitted) of certain conditions, including the execution by the underwriters in this offering of an underwriting agreement containing certain pricing terms as more fully described in the section entitled “Description of the Transaction — Conditions to Completion.”

If the conditions to completion of the Share Exchange and the Merger are not satisfied or waived, then this offering will not occur and we will not sell any ordinary shares in this offering. In the event the Transaction and this offering are not completed for any reason, the terms of the 2018 Transaction (as defined below) will remain in effect, including the right of TP USA to exercise its options to acquire the Second Tranche and the Third Tranche (each as defined below).

For more information regarding the Transaction, including the representations, warranties, covenants and agreements contained in the Transaction Agreement, see “Description of the Transaction.”

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The following diagram shows our corporate structure immediately after completion of the Transaction and this offering.

Our Structure

Immediately following this offering and the use of proceeds therefrom:

•

our ordinary shares will be beneficially held as follows: (i)         ordinary shares by investors in this offering (or         ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full); (ii)         ordinary shares by the TP Holders (which includes Balkan Investment Company and related parties (including Arnsberg Investment Company)) (or         ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full); and (iii)         ordinary shares by the C&C Parties; and

•

the combined voting power in the Company will be as follows: (i)     % by investors in this offering (or     % if the underwriters exercise their option to purchase additional ordinary shares in full); (ii)     % by the TP Holders (which includes Balkan Investment Company and related parties (including Arnsberg Investment Company)) (or     % if the underwriters exercise their option to purchase additional ordinary shares in full); and (iii)     % by the C&C Parties (or     % if the underwriters exercise their option to purchase additional ordinary shares in full).

Debt Facilities

On March 26, 2021 Total Produce entered into a credit agreement (the “Credit Agreement”) with Coöperatieve Rabobank U.A., New York Branch, as administrative agent and collateral agent, certain

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of its subsidiaries and the lenders party thereto. The Credit Agreement provides for a $500.0 million five-year multi-currency senior secured revolving credit facility (the “Revolving Credit Facility”), which is available to Total Produce and certain of its subsidiary co-borrowers.

The Credit Agreement also provides for a $940.0 million seven-year U.S. dollar senior secured term loan “B” facility (the “Term Loan B Facility”) with Bank of America, N.A., as administrative agent, to be available to TP USA upon the consummation of certain conditions provided therein, including the consummation of the Completion. In addition, Dole plc and certain Dole Food Company subsidiaries expect to have access to the Revolving Credit Facility subject to the satisfaction or waiver of certain customary conditions and the consummation of the Completion.

In connection with the consummation of the Completion, the Credit Agreement is expected to be amended to provide for an increase in the Revolving Credit Facility to $600.0 million, a decrease in the Term Loan B Facility to $540 million and a new $300.0 million five-year U.S. dollar senior secured term loan A facility (the “Term Loan A Facility and, together with the Term Loan B Facility, the “Term Loan Facilities”; the Term Loan Facilities collectively with the Revolving Credit Facility, the “Facilities”). The Revolving Credit Facility and the Term Loan Facilities will be syndicated. We anticipate that $             million under the Revolving Credit Facility will be drawn upon consummation of the Completion, resulting in net proceeds (when aggregated with the net proceeds of the Term Loan Facilities) to Total Produce of approximately $             million, after deducting fees and expenses (including original issue discount with respect to the Term Loan Facilities). Proceeds of the Term Loan Facilities will be used to refinance certain Dole Food Company’s existing credit facilities and senior secured notes and in connection with the Completion, certain bilateral facilities of Total Produce will be terminated. Overall, this is expected to provide a long-term sustainable capitalization for Dole plc, creating a stronger balance sheet which is expected to enhance Dole plc’s credit profile, and lowering its average cost of capital going forward.

COVID-19 Update

The COVID-19 outbreak continues to be an ongoing challenge for us and the wider fresh produce industry. The health and wellbeing of our people is our number one priority while at the same time recognizing the vital role in continuing to keep the supply chains open and supplying essential foodstuffs. Our strong presence in the global fresh produce industry, the diversity of its operations and products together with the exceptional response from our people have enabled us to meet these challenges. For more information on the impact of the COVID-19 pandemic on our business, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total Produce and Dole Food Company—Impact of COVID-19 Pandemic.”

Summary Risk Factors

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

Risks Related to Our Business and Industry

•	Adverse weather conditions and other natural conditions can adversely affect our business.

•	Our business is highly competitive and we cannot assure you that we will maintain our current market share.

•	Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our suppliers and customers.

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•	Currency exchange fluctuations may impact the results of our operations.

•	Increases in commodity or raw product costs could adversely affect our operating results.

•	We are subject to the risk of product contamination and product liability claims.

•	Adverse perception, events or rumors relating to our brand could significantly negatively impact our business.

•	We may face risks related to servicing our substantial debt.

•	Our earnings are subject to seasonal variability and market demand for our products.

•

We expect to expand our business, in part, through future acquisitions, but we may not be able to identify or complete suitable acquisitions, which could harm our business, financial condition and results of operations.

•	We sometimes extend credit to our key customers. Failure to collect, trade receivables, untimely collection or customer defaults could adversely affect our liquidity.

•	We are subject to risks related to our use of pesticides.

•	Goodwill and other intangible assets are subject to the risk of future impairments which could adversely impact our operating results.

•	We are exposed to labor risks, including those related to immigration laws and labor disputes.

•	We are subject to risks relating to our information systems.

•	We may face risks arising from our dependence on information technology and from social media.

•	We may face risks from our currently underfunded defined benefits plans.

•	We are subject to risks related to international operations, including terrorism, war, Brexit, global pandemics, including COVID-19 and trade policies.

•	We are highly regulated in the areas of food safety and protection of human health and the environment.

•	We are subject to transportation risks.

•	We are exposed to risks related to our use of GMOs.

•	An interruption at one or more of our manufacturing facilities could negatively affect our business, and our business continuity plan may prove inadequate.

•	If we lose the services of our key management, our business could suffer.

•	We are exposed to laws and regulation, including those related to climate change, agricultural policies, marketing, food labeling, food safety, anti-corruption and trade control.

•	We are dependent on our relationships with key suppliers and customers.

•	We rely on protection of our intellectual property and proprietary rights.

•	We are subject to litigation risks.

•	Tax matters, including changes in tax rates, disagreements with taxing authorities and imposition of new taxes could impact our results of operations and financial condition.

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Risks Related to the Transaction

•	Optimizing our operations may be more difficult, costly or time-consuming than expected and the anticipated benefits and cost savings of the Transaction may not be realized.

•	We have incurred significant transaction costs and may incur integration costs in connection with the Transaction.

•

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and our actual financial condition and results of operations following the Transaction may differ materially.

Risks Related to this Offering and Our Ordinary Shares

•	An active trading market for our ordinary shares may never develop or be sustained.

•	The market price and trading volume of our ordinary shares may be volatile, which could result in rapid and substantial losses for our shareholders.

•	Future offerings of debt or equity securities may adversely affect the market price of our ordinary shares and dilute existing shareholders.

•	Investors in this offering will suffer immediate and substantial dilution.

•	If securities or industry analysts do not publish research or reports about our business or publish negative reports, our share price could decline.

•	United States investors may have difficulty enforcing judgments against us, our directors and executive officers and will have less protections as a result of our “foreign private issuer” status.

•	Certain provisions of Irish law and our Articles of Association could hinder, delay or prevent a change in control of us, which could adversely affect the price of our ordinary shares.

•

We will incur increased costs as a result of operating as a U.S. public company, including establishing and maintaining adequate internal controls over financial reporting and complying with Section 404 of the Sarbanes-Oxley Act.

Corporate Information

Our legal and commercial name is Dole plc. We were incorporated in Ireland on June 16, 2017 as a dormant company under the name Pearmill Limited. We changed our name to Dole Limited on April 13, 2021 and re-registered as a public limited company and changed our name to Dole plc on April 26, 2021. Our registered address is 29 North Anne Street, Dublin 7, D07 PH36, Ireland. As set forth in our Articles of Association, our purpose, among other things, is to carry on the business of a holding company and to coordinate the administration, finances and activities of any subsidiaries or associated companies.

Our telephone number is 353-1-887-2600, and our website address is www.doleplc.com. The information contained on, or that can be accessed through, our website is not part of this prospectus.

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THE OFFERING

Issuer	Dole plc

Ordinary shares offered by us	ordinary shares (or ordinary shares, if the underwriters exercise their option to purchase additional ordinary shares in full).

Ordinary shares offered by the selling shareholders	ordinary shares (or ordinary shares, if the underwriters exercise their option to purchase additional ordinary shares in full).

Ordinary shares to be outstanding immediately after this offering	ordinary shares (or ordinary shares, if the offering underwriters exercise their option to purchase additional ordinary shares in full).

Option to purchase additional ordinary shares	We and the selling shareholders have granted the underwriters an option to purchase up to and , respectively additional ordinary shares. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Use of Proceeds	We will receive net proceeds of approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional ordinary shares in full) from the sale of the ordinary shares by us in this offering assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million.

We intend to use the net proceeds to pay certain costs of the Transaction, to repay certain of our and our subsidiaries’ outstanding indebtedness and for general corporate purposes.

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders in this offering.

See “Use of Proceeds.”

Dividends	Following the completion of this offering and subject to legally available funds, we intend to pay quarterly cash dividends on our ordinary shares at a targeted payout ratio in line with

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

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Total Produce’s historical payout ratio. For the remainder of fiscal year 2021, we expect to pay a quarterly cash dividend of $ per share. The initial dividend is expected to be paid in .

Thereafter, the quarterly dividend will be paid subsequent to the close of each fiscal quarter.

Any declaration and payment of future dividends to holders of our ordinary shares will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries.

Any future determination to pay dividends will also be subject to applicable laws, including the Irish Companies Act 2014, as amended (the “Irish Companies Act”), which requires, among other things, Irish companies to have profits available for distribution (known as distributable reserves) equal to or greater than the amount of the proposed dividend. Unless we create sufficient distributable reserves from our business activities, the creation of such distributable reserves would involve a reduction of our share premium account (to the extent such share premium is available), which would require the approval of 75% of our shareholders present and voting at a shareholder meeting, and of the Irish High Court. See “Dividend Policy.”

Proposed NYSE Symbol	“DOLE.”

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of our ordinary shares to be outstanding immediately after this offering excludes:

•

            ordinary shares issuable upon exercise of share options to be issued under our equity incentive plan (the “Omnibus Incentive Plan”) in connection with the completion of this offering at an exercise price equal to the fair market value on the date of grant;

•	ordinary shares issuable upon vesting of restricted share awards to be issued under the Omnibus Incentive Plan in connection with the completion of this offering; and

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•	ordinary shares reserved for issuance under the Omnibus Incentive Plan.

Unless otherwise indicated, the information in this prospectus assumes the following:

•

except as otherwise specified in this prospectus, the completion of the Transaction on the terms set forth in the Transaction Agreement, including the issuance of a total of              our ordinary shares to the TP Holders and the C&C Parties;

•	an initial public offering price of $ per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus;

•	no exercise by the underwriters of their option to purchase additional shares; and

•	the filing and effectiveness of our memorandum and articles of association, or our Articles of Association, which will occur immediately prior to the completion of this offering.

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SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following tables present the summary consolidated financial information of Total Produce and Dole Food Company for the periods and as of the dates indicated. Following this offering, both Total Produce and Dole Food Company will be considered our legal predecessors.

The summary consolidated statements of operations and statements of cash flows data of Total Produce for the fiscal years ended December 31, 2020, 2019 and 2018 and the summary consolidated balance sheet data as of December 31, 2020 and 2019 have been prepared in accordance with U.S. GAAP and are derived from the audited financial statements of Total Produce included elsewhere in this prospectus. Historical results for any prior period are not necessarily indicative of results to be expected in any future period.

The summary consolidated statements of operations and statements of cash flows data of Dole Food Company for the fiscal years ended December 31, 2020, December 28, 2019 and December 29, 2018 and the summary consolidated balance sheet data as of December 31, 2020 and December 28, 2019 have been prepared in accordance with U.S. GAAP and are derived from the audited financial statements of Dole Food Company included elsewhere in this prospectus. Historical results for any prior period are not necessarily indicative of results to be expected in any future period.

The summary unaudited pro forma condensed consolidated financial information is presented to illustrate the estimated effects of the Transaction, this offering and the other transactions as described in “Unaudited Pro Forma Condensed Consolidated Financial Information.” The summary unaudited pro forma condensed consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the Company’s condensed consolidated results of operations actually would have been had the Pro Forma Transactions (as defined below) been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future operating results of the Company. The unaudited condensed consolidated pro forma financial information does not include adjustments to reflect any potential revenue synergies or cost savings that may be achievable in connection with the Pro Forma Transactions.

You should read the summary financial information presented below in conjunction with the information included under the headings “Description of the Transaction,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total Produce and Dole Food

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Company,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and the financial statements and the related notes included elsewhere in this prospectus.

Dole plc Pro Forma
December 31, 2020
(in thousands, except share and per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA (at period end)
Revenue	$8,960,038
Cost of sales	(8,262,991)
Gross profit	697,047
Selling, marketing and general and administrative expenses	(469,725)
Operating income	227,322
Other income (expense), net	(15,030)
Interest income	5,735
Interest expense	(70,480)
Income from continuing operations before income taxes and equity earnings	147,547
Income tax expense (benefit)	(44,520)
Earnings from equity method investments	17,371
Income from continuing operations, net of income taxes	120,398
(Loss) from discontinued operations, net of income taxes	(43)
Net income	120,355
Less: Net income attributable to non-controlling interests	(20,868)
Net income attributable to Dole plc	99,487
Earnings per share—Basic	—
Earnings per share—Diluted	—

CONSOLIDATED BALANCE SHEET DATA (at period end)
Cash and cash equivalents	206,246
Current assets	1,351,367
Total assets	4,681,894
Current liabilities, less current portion of debt	1,285,121
Long-term debt, net	956,995
Total liabilities and equity	4,681,894
Total equity	1,472,126

NON-GAAP INFORMATION:
Reconciliation from revenue to adjusted revenue
Revenue	$8,960,038
Share of revenue of equity accounted investments after elimination of proportionate share of transactions between Group subsidiaries and these equity accounted investments	705,336
Adjusted revenue	9,665,374

Reconciliation from net income to adjusted EBITDA
Net income	120,355
Loss from discontinued operations, net of income taxes	43
Interest expense from continuing operations	67,877
Income tax expense from continuing operations	44,520

EBIT before discontinued operations	232,795
Depreciation and amortization	122,393
Acquisition related costs	396
Net unrealized loss (gain) on derivative instruments	(11,296)
Fair value movements on contingent consideration	519
Net unrealized (gain) loss on foreign denominated intercompany borrowings	15,218
Impairment of property, plant and equipment	1,210
Net non-cash settled realized (gain) loss on foreign intercompany borrowings	4,908
Restructuring charges	1,304
(Gain) on asset sales	(22,337)
Litigation and transaction costs	661
Asset write-downs	1,428
COVID-19	10,877

Items in earnings for equity method investments
Group share of depreciation	2,895
Group share of tax charge	4,025
Group share of interest expense, net	5,368
Group share of other items	800
Adjusted EBITDA	371,164

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	Total Produce plc, Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands, except share and per share data)
CONSOLIDATED STATEMENT OF OPERATIONS (at period end)
Revenue	$4,345,939	$4,166,799	$4,392,593
Cost of sales	(4,012,348)	(3,864,313)	(4,067,180)
Gross profit	333,591	302,486	325,413
Selling, general and administrative expenses	(264,844)	(252,679)	(256,227)
Impairment loss of goodwill	—	—	(9,811)
Impairment loss of property, plant and equipment	(1,210)	—	—
(Loss) gain on disposal of farming investment	—	(749)	17,355
Restructuring expense	—	(1,280)	(5,764)
Foreign currency gain from share placing	—	—	14,771
Operating income	67,537	47,778	85,737
Other (expense) income, net	(515)	3,943	1,057
Interest income	2,604	3,077	4,364
Interest expense	(10,523)	(12,042)	(13,829)
Income before income taxes and income from investments accounted for under the equity method	59,103	42,756	77,329
Income tax expense	(18,130)	(10,312)	(19,854)
Equity in net earnings of investments accounted for under the equity method	30,279	36,943	363
Net income	71,252	69,387	57,838
Less: Net income attributable to non-controlling interests	(18,764)	(14,327)	(21,224)
Net income attributable to Total Produce plc	52,488	55,060	36,614
Earnings per share—Basic	13.51	14.17	9.59
Earnings per share—Diluted	13.49	14.14	9.56
Income from continuing operations excluding net income attributable to non-controlling interests	52,488	55,060	36,614
Net income attributable to Total Produce plc	52,488	55,060	36,614

CONSOLIDATED BALANCE SHEET DATA (at period end)
Cash and cash equivalents	$160,503	$129,577
Current assets	30,726	2,469
Total assets	1,885,802	1,759,855
Total secured debt, net	6,289	3,838
Current liabilities, less current portion of debt	625,306	532,441
Long-term debt and finance leases, less current maturities	314,840	282,208
Total liabilities and equity	1,885,802	1,759,855
Total equity	657,915	613,993

CONSOLIDATED CASH FLOW AND OTHER DATA
Cash paid for capital expenditures	$(23,202)	$(26,971)	$(35,721)
Cash paid for interest on borrowings	(10,859)	(10,682)	(11,098)
Cash flow provided by operating activities	144,573	75,249	65,672
Cash flow (used in) investing activities	(25,596)	(41,984)	(328,764)
Cash flow provided by (used in) financing activities	(100,584)	(19,812)	269,711

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	Total Produce plc, Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands, except share and per share data)

NON-GAAP INFORMATION:
Reconciliation from revenue to adjusted revenue
Revenue	4,345,939	4,166,799	4,392,593
Share of revenue of equity accounted investments after elimination of proportionate share of transactions between Group subsidiaries and these equity accounted investments	2,779,874	2,708,054	1,550,655
Adjusted revenue	7,125,813	6,874,853	5,943,248

Reconciliation from net income to adjusted EBITDA
Net income	71,252	69,387	57,838
Interest expense net	7,919	8,965	9,465
Income tax expense	18,130	10,312	19,854

EBIT	97,301	88,664	87,157
Depreciation and amortization of intangible assets	36,182	34,409	34,023
Litigation and transaction related costs	396	198	4,197
Net unrealized loss/(gain) on derivative financial instruments	633	13	(428)
Fair value movements on contingent consideration	519	(228)	(2,551)
Goodwill impairment	—	—	9,811
Impairment of property, plant and equipment	1,210	—	—
Loss (gain) on disposal of farming investment	—	749	(17,355)
Restructuring charges	—	1,280	5,764
Foreign currency gain from share placing	—	—	(14,771)

Items in earnings for equity method investments
Group share of depreciation	45,135	40,601	19,553
Group share of income tax expense	22,329	16,531	2,760
Group share of interest expense, net	34,631	37,808	18,022
Group share of other items	10,602	7,604	5,561
Adjusted EBITDA	248,938	227,629	151,743

	Dole Food Company, Inc., Fiscal Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(in thousands, except share and per share data)
CONSOLIDATED STATEMENT OF OPERATIONS (at period end)
Revenue	$4,671,999	$4,515,955	$4,566,808
Cost of products sold	(4,311,275)	(4,174,298)	(4,270,198)
Gross profit	360,724	341,657	296,610
Selling, marketing and general and administrative expenses	(200,582)	(208,884)	(239,313)
Merger transaction, litigation settlement and other related costs	(661)	(24)	(1,645)
Gain on asset sales	11,181	23,366	13,766
Operating income	170,662	156,115	69,418
Other expense, net	(29,305)	(3,316)	(7,341)
Interest income	3,131	4,784	4,377
Interest expense	(78,250)	(89,180)	(85,102)
Income (loss) from continuing operations before income taxes and equity earnings (loss)	66,238	68,403	(18,648)
Income tax (expense) benefit	(23,782)	(24,036)	10,280
Earnings (loss) from equity method investments	2,149	(532)	(1,263)
Income (loss) from continuing operations, net of income taxes	44,605	43,835	(9,631)
Income (loss) from discontinued operations, net of income taxes	(43)	(2,500)	(3,935)
Net income (loss)	44,562	41,335	(13,566)
Less: Net income attributable to non-controlling interests	(1,854)	(1,971)	(1,832)
Net income (loss) attributable to Dole Food Company, Inc.	42,708	39,364	(15,398)
Income (loss) from continuing operations excluding net income attributable to non-controlling interests	42,751	41,864	(11,463)
Net income (loss) attributable to Dole Food Company, Inc.	42,708	39,364	(15,398)

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PURSUANT TO 17 C.F.R. SECTION 200.83

	Dole Food Company, Inc., Fiscal Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(in thousands, except share and per share data)

CONSOLIDATED BALANCE SHEET DATA (at period end)
Cash and cash equivalents	$73,041	$70,950
Current assets	782,462	773,613
Total assets	2,956,513	2,949,261
Notes Payable and Current Portion of long-term debt, net	75,504	53,958
Current liabilities, less current portion of debt	678,749	615,161
Long-term debt, net	1,230,552	1,317,799
Total liabilities and equity	2,956,513	2,949,261
Total equity	390,342	335,598

CONSOLIDATED CASH FLOW AND OTHER DATA
Cash paid for capital expenditures	$(90,604)	$(84,189)	$(74,696)
Interest payments on borrowings	(74,956)	(83,412)	(73,854)
Cash flow provided by (used in) operating activities	151,114	72,274	(31,958)
Cash flow provided by (used in) investing activities	(63,762)	(14,904)	12,982
Cash flow (used in) financing activities	(88,104)	(53,059)	(49,255)

NON-GAAP INFORMATION:
Reconciliation from net income to adjusted EBITDA
Net income (loss)	44,562	41,335	(13,566)
Loss from discontinued operations, net of income taxes	43	2,500	3,935
Interest expense from continuing operations	78,250	89,180	85,102
Income tax expense (benefit) from continuing operations	23,782	24,036	(10,280)

EBIT before discontinued operations	146,637	157,051	65,191
Depreciation and amortization	91,392	88,111	89,612
Net unrealized (gain) loss on derivative instruments	(11,929)	11,843	(5,996)
Net unrealized (gain) loss on foreign currency denominated intercompany borrowings	15,218	7,275	(10,978)
Net non-cash settled realized (gain) loss on foreign intercompany borrowing	4,908	(11,584)	—
Restructuring charges	1,304	2,247	16,927
(Gain) on asset sales	(12,137)	(23,096)	(13,766)
Vegetable recalls and related costs	—	4,186	8,674
Refinancing charges and other debt related costs	—	—	5,459
Litigation and transaction costs	661	1,728	37,415
Asset write-downs	1,428	3,037	—
COVID-19	10,877	—	—
Adjusted EBITDA	248,359	240,798	192,538

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with the other information set forth in this prospectus before investing in our ordinary shares. If any of the following risks or uncertainties actually occurs, our business, financial position and results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares could decline and you may lose all or part of your investment. Our business, financial condition, prospects, results of operations or cash flows could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. We cannot assure you that any of the events discussed in the risk factors below will not occur.

Risks Related to Our Business and Industry

Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

Fresh produce is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict, the effects of which may be influenced and intensified by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality. This risk is particularly acute with respect to regions or countries from which we source a significant percentage of our products. In extreme cases, entire harvests may be lost in some geographic areas. In addition, weather patterns may affect consumer demand, creating shortages in key products. For example, we experience an increased demand for salads during summer months and prolonged warm weather may stress our ability to meet such demand. Conversely, extended bouts of cold or other inclement weather may depress such demand, leading to wasted product. Adverse weather may also impact our supply chains, preventing us from procuring supplies necessary to the running of our operations and delivering our products to our customers. Outsized weather events and natural disasters may prolong or worsen such impacts. For example, we were recently adversely impacted by hurricanes in Honduras and unseasonably significant rainfall in Chile. Such adverse conditions can increase costs, decrease revenue and lead to additional charges to earnings, which may have an adverse effect on our business, financial condition and results of operations.

Fresh produce is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied, climatic conditions and the risks associated with ongoing global climate change. For example, black sigatoka is a fungal disease that affects banana cultivation in most areas where they are grown commercially. We have also begun seeing instances of Tropical Race 4 (“TR4”), a serious vascular crop disease that affects bananas in some areas where we source product. TR4 significantly reduces productivity of banana crops and destroys affected banana plants. We continue to monitor TR4 and are working to improve our existing quarantine and other prevention strategies as well as to develop contingency plans, including the potential deployment of conventionally bred, gene-edited, or genetically modified (“GMO”) banana plants more resistant to the disease than plants currently in use in areas where TR4 is prevalent. However, we may be unable to prevent TR4’s spread or develop bananas fully resistant to the disease, causing increased costs, decreased revenue and charges to earnings, which may have an adverse effect on our business, financial condition and results of operations. Efforts to develop a fully resistant plant may not succeed and if those efforts do succeed, fruit from fully resistant plants may not be marketable due to consumer preference or government regulation.

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Our business is highly competitive and we cannot assure you that we will maintain our current market share.

We face strong competition from many companies in all of our product lines. Our principal competitors in the international banana business are Chiquita Brands International, Fresh Del Monte Produce and Fyffes. The international pineapple and diversified fruit categories have a large number of exporters, importers, and cooperatives competing in the sector. Our primary competitor in pineapples is Fresh Del Monte Produce and our primary competitors in the diversified fruit category are the South African company Core Fruit, the Chilean company Frusan and the multinational Unifrutti. In fresh vegetables, a limited number of grower-shippers in the United States and Mexico supply a significant portion of the U.S. market, with numerous smaller independent distributors also competing. We also face competition from grower cooperatives. In value-added salads, our primary competitors include Chiquita Brands International (which markets Fresh Express), Ready Pac Produce and Taylor Fresh Foods. In fresh-packed vegetables, our primary competitors include Tanimura & Antle, Duda Farm Fresh Foods, Ocean Mist Farms and the Nunes Company. In berries, our primary competitors include Driscoll Strawberry Associates, Naturipe Farms, California Giant Berry Farms, and Well-Pict Berries.

Some of our most significant competitive risks include the following:

•

some of our competitors may have greater operating flexibility and, in certain cases, this may permit them to respond better or more quickly to changes in the industry or to introduce new products and packaging more quickly and with greater marketing support;

•	several of our product lines compete with products sourced from other regions, private label products and other alternatives;

•

bidding for contracts or arrangements with retail and food service customers is highly competitive, and the prices or other terms of our contract bids may not be sufficient to retain existing business or to maintain current levels of profitability;

•	existing customers may demand changes in terms of trading which would impact our cash flow and/or profitability;

•	we cannot predict the pricing or promotional actions of our competitors or whether those actions will have a negative effect on us; and

•	global economic conditions or trade disruptions may influence the behavior of our competitors in a manner, which may have a negative effect on us.

There can be no assurance that we will continue to compete effectively with our present and future competitors.

Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our suppliers and customers.

We depend in part on stable, liquid and well-functioning capital and credit markets to fund our operations. Although we believe that our operating cash flows, access to capital and credit markets and credit facility will permit us to meet our financing needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. Our business, financial condition and results of operations could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets.

Our earnings are sensitive to fluctuations in market prices and demand for our products.

Excess supply often causes severe price competition in our businesses. Growing conditions in various parts of the world, particularly weather conditions such as windstorms, fires, floods, droughts

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and freezes, as well as diseases and pests, are primary factors affecting market prices because of their influence on the supply and quality of product.

Although the perishability of fresh produce varies to a certain degree by item (for example, bananas will typically keep fresh in temperature controlled storage for longer than lettuce), fresh produce is, as a general matter, highly perishable and must be brought to market and sold soon after harvest. The selling price received for each type of produce depends on all of these factors, including the availability and quality of the produce item in the market, and the availability and quality of competing types of produce.

In addition, general public perceptions regarding the quality, safety or health risks associated with particular food products could reduce demand and prices for some of our products. To the extent that consumer preferences evolve away from products that we produce for health or other reasons, and we are unable to modify our products or to develop products that satisfy new consumer preferences, there will be a decreased demand for our products. However, even if market prices are unfavorable, produce items which are ready to be, or have been, harvested must be brought to market promptly. A decrease in the selling price received for our products due to the factors described above could have an adverse effect on our business, financial condition and results of operations.

Currency exchange fluctuations may impact the results of our operations.

We grow, source, import, package market and distribute over 300 products that are sourced, grown, processed, marketed and distributed in over 80 countries. Our international sales are usually transacted in U.S. dollars and European currencies. Our results of operations are affected by fluctuations in currency exchange rates in both sourcing and selling locations. Although we enter into foreign currency exchange forward contracts from time to time to reduce our risk related to currency exchange fluctuation, our results of operations may still be impacted by foreign currency exchange rates, primarily, the euro-to-U.S. dollar, Swedish krona-to-U.S. dollar and Chilean peso-to-U.S. dollar exchange rates. For example, if the U.S. dollar exchange rates in 2020, had remained unchanged from the 2019 rates, the Total Produce and Dole Food Company revenues would have been lower by approximately $25 million and $14.1 million respectively. In recent years, the euro-to-U.S. dollar exchange rate has been subject to substantial volatility which may continue, particularly in light of recent political events regarding the European Union, or EU, including the United Kingdom’s exit from the EU. We estimate that a 10% strengthening of the U.S. dollar relative to Dole Food Company’s foreign currency exposure would lower pro forma revenue by approximately $86.0 million, excluding the impact of foreign currency exchange hedges. The impact of the U.S. dollar strengthening by 10% relative to Euro, Swedish Krona and Pound Sterling would lower the revenue of Total Produce by approximately $243.0 million, excluding the impact of foreign currency exchange hedges. Because we do not hedge against all of our foreign currency exposure, our business will continue to be susceptible to foreign currency fluctuations. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total Produce and Dole Food Company—Key Factors and Trends Affecting Our Results of Operations—Foreign Currency Fluctuations.”

Increases in commodity or raw product costs, such as fuel and paper, or changes to their availability, could adversely affect our operating results.

Increased costs for purchased fruit and vegetables have in the past negatively impacted our operating results, and there can be no assurance that they will not adversely affect our business, financial condition and results of operations in the future.

In addition, the price and availability of various commodities can significantly affect our costs. For example, the price of bunker fuel used in shipping operations, including fuel used in ships that we own

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or charter, is an important variable component of transportation costs. In addition, fuel and transportation costs are a significant component of the price of much of the produce that we purchase from third parties, and there can be no assurance that we will be able to pass on to our customers the increased costs we incur in these respects.

The cost and availability of paper is also significant to us because some of our products are packed in cardboard boxes for shipment. If the price of paper increases, and we are not able to effectively pass these price increases along to our customers, then our operating income will decrease. Similarly, if the availability of paper is affected by increased global demand, our operations could be negatively impacted Increased costs for paper have in the past negatively impacted our operating results, and there can be no assurance that these increased costs will not adversely affect our business, financial condition and results of operations in the future.

We are subject to the risk of product contamination and product liability claims.

The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties, quality issues such as product contamination or spoilage, including the presence of foreign objects, substances, chemicals or other agents or residues introduced during the growing, storage, processing, handling or transportation phases. We have been from time to time involved in product liability lawsuits and cannot be sure that consumption of our products will not cause a health-related illness in the future, that we will not be subject to claims or lawsuits relating to such matters or that we will not need to initiate recalls of our products in response to the foregoing. We have in the past from time to time initiated recalls, including Class I recalls, for possible contamination of produce with allergens or bacteria, such as Salmonella, E. coli and Listeria. For example, Dole Food Company experienced a Listeria outbreak in early 2016 linked to packaged salads produced at a Dole Food Company facility in Ohio, which Dole Food Company responded to by immediately ceasing all production at such facility and issuing a voluntary withdrawal and recall of packaged salads produced there. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage.

Adverse perception, events or rumors relating to our brand could negatively impact our business.

Consumer and institutional recognition of the Total Produce and Dole Food Company trademarks and related brands, and the association of these brands with high-quality and safe food products, are an integral part of our business. The occurrence of any events or rumors that cause consumers and/or institutions to no longer associate these brands with high-quality and safe food products may materially adversely affect the value of our brand names and demand for our products. We have licensed and will continue to license the Total Produce and DOLE brand name to several affiliated and unaffiliated companies for use in the United States and abroad. In addition, we sold the use of the DOLE brand in Asia, Australia and New Zealand for fresh fruit, worldwide for shelf stable packaged food products, and worldwide for juice products. Acts or omissions by these companies, over which we have limited or no control, may also have such adverse effects.

In addition, sustainability credentials are an increasingly important factor in stakeholders’ perceptions of a company. Should we not meet the expectations of our stakeholders or communicate our work in this area sufficiently this may negatively impact our reputation.

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We may be unable to service our substantial debt with our current or expected cash flows and such debt may limit our flexibility and ability to pursue additional financing.

As of                 , 2021, after giving effect to the Transaction and the consummation of debt financing in connection with the Transaction, we would have had $         million of outstanding indebtedness. Following the completion of this offering and after giving further effect to our planned use of $         million of the net proceeds to be received by us from this offering to repay outstanding borrowings, we would have had $         million of outstanding indebtedness, as of                 , 2021. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control, including those described in this “Risk Factors” section and elsewhere in this prospectus. Our business may not generate sufficient cash flow from operations to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional financing on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. For more information on our outstanding indebtedness, see “Description of Certain Indebtedness.”

Our earnings are subject to seasonal variability.

Our earnings may be affected by seasonal factors, including:

•	the seasonality of our supplies and consumer demand;

•	the ability to process products during critical harvest periods; and

•	the timing and effects of ripening and perishability.

As an example, although banana production tends to be relatively stable throughout the year, banana pricing is seasonal because bananas compete against other fresh fruit that generally comes to market beginning in the summer. As a result, banana prices are typically higher during the first half of the year.

We expect to expand our business, in part, through future acquisitions, but we may not be able to identify or complete suitable acquisitions, which could harm our business, financial condition and results of operations.

Our business strategy includes growth through the acquisitions of other businesses. We continually review, evaluate and consider potential acquisitions. In such evaluations, we are required to make difficult judgments regarding the value of business opportunities and the related risks and cost of potential liabilities. We plan to use acquisitions of companies to expand our geographic markets, add experienced management and increase our product offerings. We may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets. In addition, we may not be successful in integrating our current or future acquisitions, including integrations in connection with the Transaction, into our existing operations, which may result in unforeseen operational difficulties or diminished financial performance or require a disproportionate amount of our management’s attention. Even if we are successful in integrating our current or future acquisitions into our existing operations, we may not derive the benefits, such as operational or administrative synergies, that we expected from such acquisitions, which may result in the investment of our capital resources without realizing the expected returns on such investment. Furthermore, competition for acquisition opportunities may increase our cost of making further acquisitions or cause us to refrain from making additional acquisitions. We also may be limited in our ability to incur additional

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indebtedness in connection with or to fund future acquisitions under the Credit Agreement (as defined below). In addition, although we have dedicated in-house personnel whose primary role is to focus on acquisitions, the time and effort involved in attempting to identify acquisition candidates and consummate acquisitions may divert members of our management from the operations of our company.

We depend on certain key customers and are subject to risks if such key customers reduce the amount of products they purchase from us or terminate their relationships with us.

In certain regions our customer base is concentrated among a small number of large, key customers. Overall our top ten customers accounted for approximately 27% of pro forma revenue for fiscal year 2020, although no one customer accounted for more than 10% of combined revenue. If we fail to maintain our relationships with such customers and such customers terminate their relationship or otherwise reduce the amount of products they purchase from us below our expectations, we could suffer adverse effects in such reason on our business, business opportunities, results of operations, financial condition and cash flows.

We sometimes extend credit to our key customers. Failure to collect, trade receivables, untimely collection or customer defaults could adversely affect our liquidity.

We extend credit to certain of our key customers and, as of December 31, 2020, on a pro forma basis, we would have had $741.0 million in trade receivables outstanding. Generally, our customers will pay within the credit period, however, customer illiquidity may cause repayment to fall outside the credit period or not at all. We perform ongoing credit evaluations of our customers’ financial condition and manage the risk based on experience, customers’ track record and historic default rates. If we encounter future problems collecting amounts due from our customers, particularly customers with a large amount of credit outstanding, or if we experience delays or customer default in the collection of amounts due, our liquidity could be adversely affected.

Public health outbreaks, epidemics or pandemics, including the global COVID-19 pandemic, have disrupted and may continue to disrupt, our business and could materially affect our business, financial condition and results of operations.

The recent COVID-19 pandemic and resulting worldwide economic conditions have affected, and may continue to affect, our business, financial condition and results of operations.

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. For example, government imposed mandatory closures and restrictions across various key global markets of ours resulted in volatile supply and demand conditions, primarily due to reduced demand in the foodservice distribution channel. As a result, product was redirected to the retail channel and in some cases this led to an increased supply and lower pricing. This primarily impacted our pineapple and fresh-packed vegetable products. While demand in our retail channels for certain products has increased due to the impact of COVID-19 and this has somewhat compensated for losses in other channels and for other products, there is no guarantee that this increased demand will continue. While these effects were pronounced to varying degrees throughout fiscal year 2020, the future extent of the impact of the COVID-19 pandemic on our financial performance, including our ability to execute our strategic initiatives, is still uncertain and will depend on future developments, including the duration and spread of the pandemic, related government restrictions and the success of vaccines and other treatments for COVID-19. Additionally, as the global economic impacts of COVID-19 continue, fluctuate and/or change, the pandemic’s impact on our operating results may change or be prolonged.

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In addition, our ability to continue to supply our products is highly dependent on our workforce, including our workers involved in the growing, harvesting, transportation, processing and distribution of our products. Our ability to maintain the safety of our workforce may be significantly impacted by individuals contracting or being exposed to COVID-19, and our operations and financial results may be negatively affected as a result. While we are following the requirements of governmental authorities and taking additional preventative and protective measures to ensure the safety of our workforce, we cannot be certain that these measures will be successful in ensuring the health of our workforce. For example, as a result of a significant number of positive test results at one of our salad processing plants, our workforce was significantly depleted for approximately one week, resulting in inefficiencies and higher production and product transportation costs. Additional workforce disruptions of this nature may significantly impact our ability to maintain our operations and may adversely affect our financial results. Throughout the pandemic governments have restricted travel between countries and transportation generally, and this has impacted the movement of our goods across international borders. While these restrictions have not significantly impacted our ability to supply our products to date, there is no guarantee that future border closures or restrictions will not have a significant impact on our business. We also incurred costs in relation to safety precautions undertaken in our shipping operations and the stockpiling of certain commodities, and although such costs have since subsided, there can be no assurances that we would not be required to incur such costs or similar costs in the future.

The impact of the COVID-19 pandemic on our operating results can also impact our ability to meet our financial obligations. Our operating results have been and may continue to be impacted by the pandemic, and we cannot predict whether future developments associated with the COVID-19 pandemic will materially adversely affect our long-term liquidity position. In the event of a continued sustained market deterioration or further delayed recovery, we may need additional liquidity which would require us to evaluate available alternative strategies such as selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital, strategies of which could be unsuccessful.

We are subject to costs and liabilities under foreign and domestic environmental laws and regulations.

Compliance with environmental laws, including those related to the handling, use, generation, transport, and disposal of hazardous materials is inherent in major agricultural operations, including those conducted by us. Compliance with these foreign and domestic laws and related regulations is an ongoing process, and these laws and regulations are frequently revised and generally become stricter over time. Failure to comply with applicable laws and regulations can result in requirements to cease noncompliant operations, incurrence of additional capital or operating expenses to correct violations, or the assessment of significant fines and penalties. While we believe that we are generally in material compliance with applicable laws and regulations, there can be no assurance that the cost of compliance with environmental laws and regulations will not, in the future, have a material effect on our capital expenditures, earnings or competitive position. It is possible that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, including those driven by concerns about climate change and further restrictions on the use of agricultural chemicals, could result in increased compliance costs which may be material.

Environmental laws include those that impose liability and/or increased costs for environmental damage from the use of herbicides, pesticides and other potentially hazardous substances or environmental contamination of our current and previously owned or leased property.

We use herbicides, pesticides and other potentially hazardous substances in the operation of our business. We may have to pay for the costs or damages associated with any improper application,

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accidental release or the use or misuse of such substances. Our insurance may not be adequate to cover such costs or damages or may not continue to be available at a price or under terms that are satisfactory to us. In such cases, payment of such costs or damages could have an adverse effect on our business, financial condition or results of operations.

We may be subject to liability and/or increased costs for environmental damage from the use of herbicides, pesticides and other potentially hazardous substances or environmental contamination of our current and previously owned or leased property.

We use herbicides, pesticides and other potentially hazardous substances in the operation of our business. We may have to pay for the costs or damages associated with any improper application, accidental release or the use or misuse of such substances. Our insurance may not be adequate to cover such costs or damages or may not continue to be available at a price or under terms that are satisfactory to us. In such cases, payment of such costs or damages could have an adverse effect on our business, financial condition or results of operations.

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act in the United States, impose strict and, in many cases, joint and several, liability for the cost of remediating contamination, on current and former owners of property or on persons responsible for causing such contamination. Dole Food Company has been in the past involved in remedial investigations and actions at some locations, and we could in the future be required to spend significant sums to remediate contamination that has been caused by us, our predecessors, or prior owners or operators of our properties. An adverse result in any potential future matter could have an adverse effect on our business, financial condition and results of operations.

We face risks related to our former use of the pesticide DBCP.

Dole Food Company formerly used “DBCP,” a nematicide that was used on a variety of crops throughout the world. The registration for DBCP with the U.S. government was cancelled, with limited exceptions, in 1979 based in part on an apparent link to male sterility among chemical factory workers who produced DBCP. There are a number of pending lawsuits in the United States and other countries against the manufacturers of DBCP and certain growers, including Dole Food Company, who used DBCP in the past. The cost to defend or settle these lawsuits, and the costs to pay any judgments or settlements resulting from these lawsuits, or other lawsuits which might be brought, could have an adverse effect on our business, financial condition or results of operations. For more information, see “Business—Legal Proceedings.”

Goodwill and other intangible assets are subject to the risk of future impairments which could adversely impact our operating results.

We review goodwill and other intangible assets for impairment on an annual basis or earlier if indicators for impairment are present. The goodwill associated with our acquisitions are sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of these assets. If these businesses do not perform to expected levels, the goodwill may be at risk for impairment in the future.

The fair value of the Dole Food Company trade names and trademarks are sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of these assets. If our products do not perform to expected levels, the trade names and trademarks associated with these products may also be at risk for impairment in the future.

Any such impairment charges could be material and have an adverse impact on our business, financial condition and results of operations.

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Changes in immigration laws could impact the availability of labor to harvest our products and operate our salad manufacturing plants, or the availability of produce purchased from third-party suppliers.

The personnel engaged for our U.S. harvesting operations typically include significant numbers of immigrants who are authorized to work in the United States. Immigrants who are authorized to work in the United States also make up a portion of the workforce at our U.S. salad manufacturing plants. The availability and number of these workers could decrease if there are changes in U.S. immigration laws. A scarcity of available personnel to harvest agricultural products in the United States could increase our labor costs, increase our product costs or lead to product shortages, and adversely impacting our business, financial condition and results of operations.

A portion of our workforce is unionized and labor disruptions could decrease our profitability.

As of December 31, 2020, approximately 35% of our employees worldwide worked under various collective bargaining agreements and unionized workforces. We cannot give assurance that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could have an adverse effect on the portion of our business affected by the dispute, which could adversely impact our business, financial condition and results of operations.

We are subject to risks relating to our information systems.

Our electronic information and our information system assets may be made unavailable, leaked or altered due to a computer cybersecurity incident, which could adversely affect the results of our operations, and we cannot predict the extent or duration of these incidents.

Although our computer systems are distributed in many geographic areas and Dole Food Company and Total Produce maintain largely independent information technology systems, there are some intra-company systems which are connected together in a private network. A widespread computer cybersecurity incident, such as virus infection, may significantly disrupt our operations and business processes. In such a case, we may have to operate manually, which may result in significant delay in the delivery of our products to our customers or damage to the fresh fruit and vegetable products. Our customers could refuse to continue to do business with us and prematurely terminate or reduce existing contracts, resulting in a significant reduction of our operating revenue.

We have intellectual property, trade secrets and confidential business information that are stored in electronic formats that could be leaked to competitors or the public due to computer cybersecurity incidents, which may result in loss of competitive position and market share. We also have personal confidential information stored in our controlled systems. This information, if stolen or leaked, could result in significant financial and legal risk including penalties under data protection legislation, such as the General Data Protection Regulation in the EU.

In the context of our EU-facing operations, we may be subject to specific compliance obligations under the General Data Protection Regulation (EU) 2016/679 (the “GDPR”) and associated laws and regulations in different EU Member States in which we operate. In addition, portions of our business established outside the EU may be required to comply with the requirements of the GDPR and associated EU legislation with respect to the offering of products to, or the monitoring of, individuals in the EU. We may also be subject to the local privacy and data protection laws of the EU Member States in which we offer products. Failure to comply with these EU data protection and privacy laws, can carry penalties and potential criminal sanctions, as well as the risk of litigation. In addition, Directive

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2002/58/EC (as amended by Directive 2009/136/EC) (together, the “e-Privacy Directive”) governs, among other things, the use of cookies and the sending of electronic direct marketing within the EU and, as such, will apply to our marketing activities within the EU. Following Brexit, the UK has adopted its own data protection and direct marketing laws (the “UK data protection laws”) which are currently based on the corresponding EU legislation. Our UK-facing operations may therefore be subject to specific compliance obligations under the UK data protection laws.

We may be targeted by computer hackers from the internet, from business partners’ networks connected to our network or from employees, for specific purposes such as financial gain, political or ideological motives or simply to damage our reputation, which may result in significant decline in consumer preference for our products in certain geographic regions or globally, and could potentially reduce our market share.

Recovery from any of the above computer incidents could be expensive. Rapidly raising and maintaining higher standards of computer cybersecurity practices in our business globally may require significant initial investment and higher operating costs, and therefore could negatively impact our operating income.

We are increasingly dependent on information technology, and expanding social media vehicles present new risks.

The inappropriate use of certain media vehicles could cause brand damage or information leakage. Negative posts or comments about us or our products on any social networking web site could seriously damage our reputation. In addition, the disclosure of non-public company sensitive information through external media channels could lead to information loss. Identifying new points of entry as social media continues to expand presents new challenges. Any business interruptions or damage to our reputation could negatively impact our business, financial condition and results of operations.

Certain of our defined benefit pension plans are currently underfunded, and we may have to make significant cash payments to the plans, which would reduce the cash available for our business.

We have underfunded obligations under certain of our benefit plans. As of December 31, 2020, the liabilities under Dole Food Company’s benefit plans exceeded the assets of such benefit plans by approximately $132.2 million, and the liabilities under Total Produce’s benefit plans exceeded the assets of such benefit plans by approximately $21.3 million. As a result, on a pro forma basis, as of December 31, 2020, the liabilities under our benefit plans would have exceeded the assets of those benefit plans by approximately $153.5 million. The funded status of our benefit plans is dependent upon many factors, including returns on invested assets, actuarial assumptions, including the level of certain market interest rates and the discount rate used to determine pension obligations. Unfavorable returns on the plan assets, or unfavorable changes in applicable laws or regulations, could materially change the timing and amount of required plan funding, which would reduce the cash available for our business. In addition, a decrease in the discount rate used to determine pension obligations could result in an increase in the valuation of our benefit plans obligations, which could affect the reported funding status of our benefit plans and future contributions, as well as the periodic pension cost in subsequent fiscal years. ERISA, along with certain provisions of the Code (as defined below), require minimum funding contributions to our U.S. defined benefit pension plan.

The Pension Benefit Guaranty Corporation (the “PBGC”) has the authority to petition a court to terminate an underfunded tax-qualified pension plan under limited circumstances. In the event our U.S. tax-qualified defined benefit pension plan is terminated by the PBGC, we could be liable to the PBGC

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for the entire amount of the underfunding, as calculated by the PBGC based on its own assumptions, which might result in a larger obligation than that based on the assumptions we have used to fund such plan.

The European defined benefit plans are also subject to local regulators such as the Irish Pensions Authority and UK’s Pension Regulator. Total Produce has five European defined benefit plans (two in Ireland, one in the Netherlands and two in the United Kingdom). Each of these is subject to local funding requirements and the powers of local regulators such as the Irish Pensions Authority, the UK’s Pension Regulator and the Dutch Central Bank (De Nederlandse Bank) in the Netherlands. The UK’s Pension Regulator has the power in certain circumstances to impose a debt or contribution demand on an employer to the extent that a defined benefit scheme is underfunded. There is currently no legislation in Ireland or the Netherlands equivalent to that in the United Kingdom.

We face other risks in connection with our international operations.

Our operations are heavily dependent upon products grown, purchased and sold internationally. In addition, our operations significantly contribute to the economies of many of the countries in which we operate, increasing our visibility and susceptibility to legal or regulatory changes. These activities are subject to risks that are inherent in operating in foreign countries, including the following:

•	foreign countries could change laws and regulations, or impose currency restrictions and other restraints;

•	the risk that the government may expropriate assets;

•	the potential imposition or implementation of burdensome tariffs, quotas or customs clearance processes;

•	political changes and economic crises may lead to changes in the business environment in which we operate;

•	conflict within a country in which we operate or international conflict, including terrorist acts, could significantly impact our business, financial condition and results of operations;

•	economic sanctions may be imposed on some countries, which could disrupt the markets for products we sell, even if we do not sell into the target country;

•	the suspension of imports of one or more products we sell, which could disrupt the markets for those products in other countries;

•	dependency on leases and other agreements;

•

global competitive, economic, industry, market, political and regulatory conditions, including economic downturns, political instability and war or civil disturbances that may disrupt production and distribution logistics or limit sales in individual markets;

•	trade wars between nations in which we do business; and

•	the difficulty in adhering to various anti-corruption laws and regulations.

Terrorism and the uncertainty of war may have an adverse effect on our operating results.

Terrorist attacks and other acts of violence or war in the United States, the EU or in other countries may affect the markets in which we operate and our operations and profitability. From time to time in the past, our operations or personnel have been the targets of terrorist or criminal attacks, and the risk of such attacks impacts our operations and results in increased security costs. Further terrorist attacks outside the United States against the United States or operators of businesses with significant

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presence or history in the United States may occur, or hostilities could develop based on the current international situation. The potential near-term and long-term effect these attacks may have on our business operations, our customers, the markets for our products, the U.S. economy and the economies of other places in which we source or sell our products is uncertain. The consequences of any terrorist attacks, or any armed conflicts, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets or our business.

Our operations and products are highly regulated in the areas of food safety and protection of human health and the environment.

Our operations are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals, all of which involve compliance costs. These regulations directly affect day-to-day operations and, to maintain compliance with all of the laws and regulations that apply to our operations, we have been and may be required in the future to modify our operations, purchase new equipment or make capital improvements. Changes to our processes and procedures could require us to incur unanticipated costs and/or materially impact our business. Violations of these laws and regulations can result in substantial fines, penalties or sanctions. In some circumstances, we may recall a product, voluntarily or otherwise, if we or the regulators believe it presents a potential risk. There can be no assurance that these modifications and improvements and any fines, penalties and recalls would not have an adverse effect on our business, financial condition and results of operations. In addition, we have been and in the future may become subject to lawsuits alleging that our operations and products caused personal injury or property damage.

As a producer and distributor of food products, we are subject to the laws and regulations in the jurisdictions where our facilities are located and where our products are distributed. In particular we are subject to the Federal Food, Drug and Cosmetic Act, as amended by the Food Safety Modernization Act (“FSMA”) which is enforced by the FDA. The FDA has the authority to regulate the growing, harvesting manufacture, including composition and ingredients, processing, labeling, packaging import, distribution and marketing and safety of food in the United States. The FSMA, enacted in January 2011, significantly enhances the FDA’s authority over various aspects of food regulation. For example, the FSMA granted the FDA mandatory recall authority when the FDA determines there is a reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. The FDA has been active in implementing the requirements of the FSMA through issuance of regulations designed to result in a reduction of the risk of contamination in food manufacturing and in beginning compliance enforcement of those regulations, such as the Foreign Supplier Verification program, and the full impact of the FDA’s compliance protocols is not yet known, and we cannot assure you that it will not materially impact our business. Regulatory agencies in other jurisdictions have similar authority to address the risk of contamination or adulteration, and to require that contaminated products be removed from the market.

Within the European Union, food safety policy is governed by the Farm to Fork Strategy which regulates food safety at all stages of the production and distribution process for all food products marketed within the EU, whether produced within the EU or imported from third countries. This body of legislation forms a complex and integrated system of rules covering the entire food chain, from animal feed and health, through plant protection and food production, to processing, storage, transport, import and export and retail sales. A framework regulation called the General Food Law Regulation (EC No. 178/2002) lays down the general principles and requirements of food law. European Member States are required to implement European food safety law at national level. National authorities and food agencies are responsible for enforcement and ensuring compliance within European Member States. National authorities may withdraw or recall food from the market if it is considered to be

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injurious to health or unfit for human consumption. Where food presents a serious risk to human health, animal health, or the environment, the European Commission can put in place protective measures and suspend the placing on the market or use of products originating from the EU or suspend imports of products originating from non-EU countries.

The European Green Deal sets out to make Europe the first climate-neutral continent by 2050. The EU’s Farm to Fork Strategy is an integral part of the Green Deal and aims to address the challenges of sustainable food systems. The shift to a sustainable food system could result in increased compliance costs associated with compliance with new laws and regulations.

The failure to comply with these laws and regulations in any jurisdiction, or to obtain required approvals, could result in fines, as well as a ban or temporary suspension on the production of our products or limit or bar their distribution, and affect our development of new products, and thus could materially adversely affect our business and operating results. In addition, the United States Department of Agriculture (the “USDA”) regulates the import and export of certain fruits and vegetables into and from the United States, and the USDA also imposes growing, manufacturing and certification requirements for certain products labeled with organic claims. Similarly, the EU maintains a system of control, certification and enforcement to guarantee that food which is marketed as organic complies with organic standards. Organic food imported into the EU is also subject to control procedures to guarantee that they have been produced and shipped in accordance with organic principles. Failure to obtain necessary permits or otherwise comply with USDA and European regulations and requirements could result in a ban or temporary suspension of the import or export of our products into or from the United States, or our ability to grow, manufacture or market our products as organic, and thus could materially adversely affect our business. The Canadian Food Inspection Agency, and other Canadian governmental departments, could enforce laws such as the Safe Food for Canadians Regulations in such a way as to cause significant disruption to our Canadian business, including for example requirements relating to import licenses, traceability, organic certification, and food testing requirements.

We are subject to transportation risks.

An extended interruption in our ability to ship our products could have an adverse effect on our business, financial condition and results of operations. Similarly, any extended disruption in the distribution of our products could have an adverse effect on our business, financial condition and results of operations. We rely on third-party shipping companies to move some of our products overseas, third-party stevedores to load and unload our products at our port locations, and third-party trucking companies to transport our products to and from our port locations, and these third parties are therefore a source of transportation risk. While we believe we are adequately insured and would attempt to transport our products by alternative means if we were to experience an interruption due to a strike, natural disaster or otherwise, we cannot be sure that we would be able to do so, or be successful in doing so, in a timely and cost-effective manner.

Some of the ingredients that we use in our products contain GMOs and we may in the future need to develop and market GMO products and products containing GMO ingredients based on adverse market conditions.

Some of the ingredients that we use in our products may contain GMOs in varying proportions. The use of GMOs in food has been met with varying degrees of acceptance in the markets in which we operate. Some of such markets, including the United States, have approved the use of GMOs in food products, and GMO and non-GMO products in such markets are produced together and frequently commingled. Regulations will or may be passed that require labeling of any food with GMO ingredients, such as a regulation that is planned to go into effect in 2022 in the United States. Such labeling

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requirements may impact the public perception of products containing such labels. Elsewhere, adverse publicity about genetically modified food has led to governmental regulation limiting sales of GMO products in some of the markets in which operate, including the EU. It is possible that new restrictions on GMO products will be imposed in major markets for some of our products or that our customers will decide to purchase fewer GMO products or not buy GMO products at all, which could adversely affect our business, financial condition and results of operations.

In addition to the GMO ingredients that we currently deploy, we are researching gene-edited products and GMO products and may deploy and market these products in the future based on market demand and need. The success of such deployment will in large part depend on the market acceptance of these products in the areas that we operate. In the future, we may be forced to utilize gene-edited or GMO products in response to adverse market conditions, including disease, climate change or rising costs, if such products are the only viable alternatives. For example, as a result of TR4 spreading into new growing regions, we may need to deploy gene-edited or GMO bananas resistant to the disease to maintain a viable supply of bananas to our key markets. If adverse public opinion about gene-edited or GMO products predominates, we may be unable to sell such products in certain of our key markets, adversely affecting our business, financial condition and results of operations. For more information about TR4, see “—Risks Related to Our Business and Industry—Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.”

Our future results of operations may be adversely affected by the availability of organic and non-GMO products and ingredients.

Our ability to ensure a continuing supply of organic and non-GMO products and ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic and non-GMO crops, climate conditions, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal products and ingredients.

The organic and non-GMO ingredients that we use in the production of our products, including, among others, fruits, vegetables, nuts and grains, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions, including the potential effects of climate change, can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of, or increase the prices of, organic or non-GMO ingredients. If our supplies of organic or non-GMO ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations.

An interruption at one or more of our manufacturing facilities could negatively affect our business, and our business continuity plan may prove inadequate.

We own or lease, manage and operate a number of manufacturing, processing, packaging, storage and office facilities. We could be rendered unable to accept and fulfill customer orders as a result of disasters, pandemics, including COVID-19, business interruptions or other similar events. Some of our inventory and manufacturing facilities are located in areas that are susceptible to harsh weather, and the production of certain of our products is concentrated in a few geographic areas. In addition, we store chemicals used in our business, and our storage of these chemicals could lead to risk of leaks, explosions or other events. Although we have business continuity plans, we cannot provide assurance that our business continuity plan will address all of the issues we may encounter in the event of a disaster or other unanticipated issue. Our business interruption insurance may not adequately compensate us for losses that may occur from any of the foregoing. In the event that a

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natural disaster, or other catastrophic event, were to destroy any part of any of our facilities, or interrupt our operations for any extended period of time, or if harsh weather or epidemics prevent us from delivering products in a timely manner, our business, financial condition and results of operations could be materially and adversely affected. In addition, if we fail to maintain our labor force at one or more of our facilities, we could experience delays in production or delivery of our products, which could also have an adverse effect on our business, financial condition and results of operations.

If we lose the services of our key management, our business could suffer.

We depend to a significant extent on the continued service of our key executives, and our continued growth depends on our ability to identify, recruit and retain key management personnel. We are also dependent on our ability to continue to attract, retain and motivate our personnel. We do not typically carry key person life insurance on our executive officers. If we lose the services of our key management or fail to identify, recruit and retain key personnel, our business, financial condition or results of operations may be materially and adversely impacted.

Climate change laws could have an impact on our financial condition and results of operations.

Legislative and regulatory authorities in the United States, the EU, Canada and other jurisdictions internationally will likely continue to consider numerous measures related to climate change and greenhouse gas emissions. In order to produce, manufacture and distribute our products, we and our suppliers, use fuels, electricity and various other inputs that result in the release of greenhouse gas emissions. Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes or assessments or penalties, which could restrict or negatively impact our operations, as well as those of our suppliers, who would likely pass all or a portion of their costs along to us. We may not be able to pass any resulting cost increases along to our customers. Any enactment of laws or passage of regulations regarding greenhouse gas emissions or other climate change laws by the United States, the EU, Canada or any other international jurisdiction where we conduct business, could materially and adversely affect our business, financial condition and results of operations.

We are dependent on our relationships with key suppliers to obtain a number of our products.

We depend on key suppliers to obtain a number of our products with our top ten suppliers accounting for 18% of our total supplies in fiscal year 2020. Termination of our relationship with our key suppliers could adversely affect our business, financial condition and results of operations. Additionally, we may enter into seasonal purchase agreements committing us to purchase fixed quantities of produce at fixed prices. We may suffer losses arising from the inability to sell these committed quantities and/ or achieve the committed price. We also provide grower loans to suppliers with various levels of security and we may suffer losses if these loans are not repaid. Any of these factors could materially and adversely affect our business, financial condition and results of operations.

Technological innovation by our competitors could make our food products less competitive.

Our competitors include other fresh fruit and vegetable producers and major food ingredient and consumer-packaged food companies that also engage in the development and sale of food and food ingredients. Many of these companies are engaged in the development of new plant varieties, food ingredients and other food products and frequently introduce new products into the market. Existing products or products under development by our competitors could prove to be more effective, more resistant to disease or less costly than our products, which could have an adverse effect on the competitiveness of our products and adversely affect our business, financial condition and results of operations.

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We rely on protection of our intellectual property and proprietary rights.

Our success depends in part on our ability to protect our intellectual property rights. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. Our policy is to protect our technology by, among other things, filing patent applications for technology relating to the development of our business in the United States, the EU and in selected foreign jurisdictions. Our trademarks and brand names are registered in jurisdictions throughout the world. We intend to keep these filings current and seek protection for new trademarks to the extent consistent with business needs. We also rely on trade secrets and proprietary know-how and confidentiality agreements to protect certain of the technologies and processes that we use. The failure of any patents, trademarks, trade secrets or other intellectual property rights to provide protection to our technologies would make it easier for our competitors to offer similar products, which could adversely affect our business, financial conditions and results of operations.

Our operations are influenced by agricultural policies.

We are affected by governmental agricultural policies such as price supports and acreage set aside programs, and these types of policies may affect our business. The production levels, markets and prices of the grains and other raw products that we use in our business are materially affected by government programs that include acreage control and price support programs, including policies of the U.S. Department of Agriculture, the EU’s Common Agricultural Policy and similar programs in other jurisdictions. Changes in these and other comparable programs could have an and adverse effect on our business, financial condition and results of our operations.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits, and that the Federal Trade Commission, or FTC, and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes, such as Proposition 65 in California. FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Even when not merited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations. The labeling of our products, and their distribution and marketing, is also subject to regulation by governmental authorities in each jurisdiction where our products are marketed, such as, in the EU, under Council Regulation (EC) No 834/2007 on organic production and labelling of organic products and under Directive (EU) 2019/2161 on consumer protection rules, Regulation (EU) No 1169/2011 on the provision of food information to consumers and Regulation (EC) No 1924/2006 on nutrition and health claims made on foods. For example, the USDA requires compliance with certain growing production and certification requirements as a condition to labeling foods with the word “organic” or with the USDA organic seal. A failure to comply with such labeling requirements could result in enforcement proceedings in the relevant jurisdiction that could materially affect our marketing and distribution.

We are the subject of a number of legal proceedings, investigations and inquiries that could have an adverse effect on our reputation, business, financial condition and results of operations, and could result in additional claims.

We have been or are currently the subject of a number of legal proceedings and civil and criminal investigations and inquiries by governmental agencies, including matters related to DBCP use in the

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past, product safety and health, product recalls, environmental property damage and personal injury and tax disputes. We are unable to predict how long such proceedings, investigations and inquiries will continue or the full scope of such investigations, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative action against us and/or certain of our officers, or in changes to our business practices, and any such fines or penalties could be greater than we currently anticipate. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us could result in additional investigations and legal proceedings. As a result, these proceedings, investigations and inquiries could have an adverse effect on our reputation, business, financial condition and results of operations.

Tax matters, including changes in tax rates, disagreements with taxing authorities and imposition of new taxes could impact our results of operations and financial condition.

We are subject to taxes in Ireland, the United States and numerous other jurisdictions where the Company’s subsidiaries are organized. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our future effective tax rate could be affected by changes in our mix of earnings in countries with differing statutory tax rates, changes in valuation of our deferred tax assets and liabilities, or changes in tax laws or their interpretation, including possible U.S. tax reform and contemplated changes in other countries of long-standing tax principles. These and other similar changes, if finalized and adopted, could have a material impact on our income tax expense and deferred tax balances.

We are also subject to regular reviews, examinations and audits by the Internal Revenue Service and other taxing authorities with respect to taxes inside and outside of the United States. Although we believe our tax estimates are reasonable, if a taxing authority disagrees with the positions we have taken, we could face additional tax liability, including interest and penalties. There can be no assurance that payment of such additional amounts upon final adjudication of any disputes will not have a material impact on our results of business, financial condition and results of operations.

We also need to comply with new, evolving or revised tax laws and regulations. The enactment of or increases in tariffs, including value added tax, or other changes in the application of existing taxes, in markets in which we are currently active, or may be active in the future, or on specific products that we sell or with which our products compete, may have an adverse effect on our business or on our results of operations.

The exit by the United Kingdom from the EU could adversely affect us.

The United Kingdom formally exited the EU (“Brexit”) on December 31, 2020, however the future terms of the United Kingdom’s relationship with the EU remain uncertain. Such uncertainty was diminished on December 24, 2020, as the United Kingdom and the EU reached agreement in principle on the terms of the EU-U.K. Trade and Cooperation Agreement (the “EU-U.K. Agreement”), which became provisionally applicable on January 1, 2021 and covers economic and security co-operation between the two, has a single overarching governance framework, and covers a wide range of topics, including trade in goods and in services. The scope of the EU-U.K. Agreement is narrower than the pre-Brexit trade framework, and the effects of Brexit will depend in part on any further agreements the United Kingdom makes to retain access to EU markets or to compensate elsewhere with agreements with other global markets. Accordingly, Brexit could adversely affect United Kingdom and European market conditions, could contribute to instability in some global financial and foreign exchange markets, including continued volatility in the value of the GBP, require the United Kingdom to establish

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or renegotiate trade relationships with other countries and markets or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, legal, regulatory or otherwise) beyond the date of December 31, 2020.

Given the perishable nature of food products and the inevitable delays incurred as a result of Brexit in transporting food around the EU and into and out of the U.K., food and agricultural products may have a reduced shelf life which could adversely affect our business.

The long-term effects of Brexit are still uncertain, including the permanent policy framework to be put in place following the EU-U.K. Agreement. Any change in economic, trade or tariff policy could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

We are subject to the FCPA and other anti-corruption laws or trade control laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption laws, including the Foreign Corrupt Practices Act (“FCPA”), Irish anti-corruption laws including the Criminal Justice (Corruption Offences) Act 2018, Proceeds of Crime Acts 1996 – 2016, the Criminal Justice (Theft and Fraud Offences) Act 2001 and other anti-corruption laws that apply in countries where we do business. The FCPA, UK Bribery Act and these other laws generally prohibit us and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions, some of which may pose a high risk of potential FCPA violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are subject to anti-trust laws such as EU competition law. Failure to comply with such regulations could adversely impact our reputation, business and results of operations. It could also result in material fines for the Company.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Asset Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations, or collectively, “Trade Control laws.”

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA other anti-corruption laws or Trade Control laws by United States or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.

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Risks Related to the Transaction

Optimizing our operations may be more difficult, costly or time-consuming than expected and the anticipated benefits and cost savings of the Transaction may not be realized.

Historically, Total Produce and Dole Food Company operated independently. Immediately prior to the completion of this offering, we expect to complete the Transaction and will begin the process of integrating these companies into Dole plc.

The future success of the Transaction, including the anticipated benefits and cost savings, depends, in part, on our ability to optimize our operations. The optimization of our operations following the completion of the Transaction will be a complex, costly and time-consuming process and if we experience difficulties in this process, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on us for an undetermined period. In addition, there is no guarantee that once such process has been completed we will operate in a manner that is more efficient, organized, effective and competitive as a whole than Dole Food Company and Total Produce operated as separate companies prior to the Transaction that we will be successful or realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Transaction.

Specifically, the following issues, among others, must be addressed in combining Total Produce’s and Dole Food Company’s operations:

•	combining the companies’ corporate functions;

•	managing geographically separated organizations, systems and facilities;

•	complying with additional regulatory and other legal, accounting and financial requirements;

•	addressing financial and other impacts to our business resulting from fluctuations in currency exchange rates and unit economics across multiple jurisdictions;

•	enforcing intellectual property rights internationally;

•	general economic and political conditions;

•	integrating Total Produce’s and Dole Food Company’s accounting and finance processes, including different fiscal year end dates and methods of accounting;

•

combining Total Produce’s and Dole Food Company’s businesses in a manner that positions us to achieve the synergies anticipated to result from the Transaction, the failure of which would result in the anticipated benefits of the Transaction not being realized in the time frame currently anticipated or at all;

•	maintaining existing agreements with customers, distributors, suppliers and growers and avoiding delays in entering into new agreements with prospective customers, distributors, suppliers and growers;

•	determining whether and how to address possible differences in corporate cultures and management philosophies;

•	integrating the companies’ administrative and information technology infrastructure;

•	developing products and technology that allow value to be unlocked in the future;

•	evaluating and forecasting the financial impact of the Transaction, including accounting charges; and

•	effecting potential actions that may be required in connection with obtaining regulatory approvals.

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In addition, at times the attention of certain members of our management and resources may be focused on integration of the businesses of Total Produce and Dole Food Company and diverted from day-to-day business operations, which may disrupt our ongoing business and the business of the combined company.

We are also incurring costs related to the optimization of our operations, including facilities and systems consolidation costs and employment-related costs, such as maintaining employee morale and retaining key employees. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the optimization of our operations.

The synergies attributable to the Transaction may vary from expectations.

While we do not anticipate fully integrating the divisions of Total Produce and Dole Food Company and, as a result, expect modest organizational synergies between our businesses, we may fail to realize the anticipated benefits and expected operational synergies from the Transaction, which could adversely affect our business, financial condition or results of operations. The success of the Transaction will depend, in significant part, on our ability to successfully manage the business of Total Produce and Dole Food Company, grow the revenue of the combined company and realize the anticipated strategic benefits and expected synergies from the Transaction. The integration process, to the extent the two businesses are to be integrated, could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the Transaction and could harm our financial performance.

We believe that the combination of Total Produce and Dole Food Company will benefit from the advantages of supply chain and production synergies. However, the anticipated benefits of the Transaction may not be realized fully or at all or may take longer to realize than expected. Actual operating, production, supply chain, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If we are not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Transaction within the anticipated timing or at all, our business, financial condition, results of operations and prospects may be materially adversely affected.

We have incurred significant transaction costs and may incur integration costs in connection with the Transaction.

We have incurred, and expect to continue to incur, significant costs in connection with the Transaction. The substantial majority of these costs will be non-recurring expenses and are reflected in the unaudited pro forma condensed combined financial information included in this prospectus. We may incur additional costs as a result of any integration of the Total Produce and Dole Food Company businesses, and we may not achieve synergies and other benefits sufficient to offset the incremental costs of the Transaction.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and our actual financial condition and results of operations following completion of the Transaction may differ materially.

The unaudited pro forma consolidated financial statements contained in this prospectus are presented for illustrative purposes only; may not be an accurate indication of what results of operations would have been had the Transaction been completed on the dates assumed; are based on various

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adjustments, assumptions and preliminary estimates; and may not be an indication of our financial condition or results of operations for several reasons. Our actual financial condition and results of operations following the completion of the integration of the businesses may not be consistent with, or evident from, these unaudited pro forma consolidated financial statements. In addition, the assumptions used in preparing the unaudited pro forma consolidated financial statements may not be realized, and other factors may affect our financial condition or results of operations. The pro forma financial information has been derived from the audited historical financial statements of Total Produce and Dole Food Company, and certain adjustments and assumptions have been made regarding Total Produce and Dole Food Company on a pro forma basis. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Any potential decline in our financial condition or results of operations may cause significant variations in the unaudited pro forma consolidated financial statements and the price of our ordinary shares.

Risks Related to this Offering and Our Ordinary Shares

An active trading market for our ordinary shares may never develop or be sustained.

Prior to this offering, there has been no public market for the combined company’s ordinary shares, though Total Produce’s securities were publicly traded on the Euronext Dublin and AIM London Stock Exchange prior to the Transaction. Although we intend to apply to have our ordinary shares approved for listing on the NYSE, an active trading market for our ordinary shares may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our ordinary shares does not develop or is not maintained, the liquidity of our ordinary shares, your ability to sell your ordinary shares when desired and the prices that you may obtain for your ordinary shares will be adversely affected. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The market price and trading volume of our ordinary shares may be volatile, which could result in rapid and substantial losses for our shareholders.

Even if an active trading market develops, the market price of our ordinary shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our ordinary shares may fluctuate and cause significant price variations to occur. The initial public offering price of our ordinary shares will be determined by negotiation between us and the representative of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following the completion of this offering. If the market price of our ordinary shares declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our ordinary shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our ordinary shares include:

•	variations in our quarterly operating results or our operating results failing to meet the expectations of securities analysts or investors in a particular period;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our ordinary shares after this offering;

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•	additions to, or departures of, key management personnel;

•	any increased indebtedness we may incur in the future;

•	actions by institutional shareholders;

•	litigation and governmental investigations;

•	operating and stock performance of other companies that investors deem comparable to us (and changes in their market valuations) and overall performance of the equity markets;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments;

•

volatility or economic downturns in the markets in which we, our distributors and our customers are located caused by pandemics, including the COVID-19 pandemic, and related policies and restrictions undertaken to contain the spread of such pandemics or potential pandemics; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which any of our customers are located.

These broad market and industry factors may decrease the market price of our ordinary shares, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may materially adversely affect the market price of our ordinary shares.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional ordinary shares or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred shares. We may also seek to expand operations in the future to other markets which we would expect to finance through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional ordinary shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing shareholders or reduce the market price of our ordinary shares or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our ordinary shares. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our ordinary shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings.

Holders of our ordinary shares bear the risk that our future offerings may reduce the market price of our ordinary shares and/or dilute their shareholdings in us.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

The market price of our ordinary shares could be negatively affected by sales of substantial amounts of our ordinary shares in the public markets by the TP Holders and the C&C Parties.

After this offering, there will be             ordinary shares outstanding (or             ordinary shares outstanding if the underwriters exercise their option to purchase additional ordinary shares in full). Of our issued and outstanding shares, the             ordinary shares sold in this offering (or             ordinary shares if the underwriters exercise the option to purchase additional ordinary shares in full) and all of the ordinary shares held by the TP Holders will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 (“Rule 144”) under the Securities Act.

Upon the completion of this offering the TP Holders and the C&C Parties, respectively, will beneficially own approximately         % and         % of our ordinary shares, respectively (or approximately         % and         %, of our ordinary shares, if the underwriters exercise their option to purchase additional ordinary shares in full), which can be resold into the public markets in the future in accordance with the requirements of Rule 144. Pursuant to the Registration Rights Agreement (as defined below), the C&C Parties will be entitled to certain registration rights with respect to the resale of their ordinary shares. The sale by the C&C Parties of a large number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our ordinary shares. We may also find it more difficult to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate as a result of such sales or perception that such sales could occur. See “Shares Eligible For Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We and our executive officers and directors (and certain connected parties thereof) and the C&C Parties will agree with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed, without the prior written consent of Goldman Sachs & Co. LLC. See “Underwriting.”

The market price of our ordinary shares may decline significantly when the restrictions on resale by the C&C Parties lapse. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities.

See “Description of Share Capital,” and “Shares Eligible For Future Sale.”

The future issuance of additional ordinary shares in connection with our incentive plans or otherwise will dilute all other shareholdings.

After this offering, assuming the underwriters exercise their option to purchase additional             ordinary shares in full, we will have an aggregate of             ordinary shares authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these ordinary shares without any action or approval by our shareholders, subject to certain exceptions. In addition, we will have ordinary shares reserved for issuance under our incentive plans. Any             ordinary shares issued in connection with our incentive plans, the exercise of outstanding share options or otherwise would dilute the percentage ownership held by the investors who purchase ordinary shares in this offering.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our ordinary shares will be substantially higher than the as adjusted net tangible book value per share issued and outstanding immediately after this offering.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Therefore, if you purchase ordinary shares in this offering, you will experience immediate and substantial dilution of $             in the net tangible book value per share, based upon the initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus).

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our share price could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one of more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our ordinary shares or if our reporting results do not meet their expectations, our share price could decline.

United States investors may have difficulty enforcing judgments against us, our directors and executive officers.

We are incorporated under the laws of Ireland, and our registered offices and a substantial portion of our assets are located outside of the United States. As a result, it may not be possible to effect service of process on such persons or us in the United States or to enforce judgments obtained in courts in the United States against such persons or us based on civil liability provisions of the securities laws of the United States.

There is no treaty between Ireland and the United States providing for the reciprocal enforcement of judgments obtained in the other jurisdiction and Irish common law rules govern the process by which a U.S. judgment may be enforced in Ireland. The following requirements must be met as a precondition before a U.S. judgment will be eligible for enforcement in Ireland:

•	the judgment must be for a definite sum;

•	the judgment must be final and conclusive, and the decree must be final and enforceable in the court which pronounces it;

•	the judgment must be provided by a court of competent jurisdiction, and the procedural rules of the court giving the foreign judgment must have been observed;

•	the U.S. court must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules; and

•	jurisdiction must be obtained by the Irish courts over judgment debtors in enforcement proceedings by service in Ireland or outside Ireland in accordance with the applicable court rules in Ireland.

Even if the above requirements have been met, an Irish court may exercise its right to refuse to enforce the U.S. judgment if the Irish court is satisfied that the judgment (1) was obtained by fraud; (2) is in contravention of Irish public policy; (3) is in breach of natural or constitutional justice; or (4) is irreconcilable with an earlier judgment. By way of example, a judgment of a U.S. court of liabilities predicated upon U.S. federal securities laws may not be enforced by Irish courts on the grounds of public policy if that U.S. judgment includes an award of punitive damages. Further, an Irish court may stay proceedings if concurrent proceedings are being brought elsewhere.

Certain provisions of Irish law and our Articles of Association could hinder, delay or prevent a change in control of us, which could adversely affect the price of our ordinary shares.

Certain provisions of Irish law and our Articles of Association will contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Our Articles of Association include provisions permitting our board of directors to issue preferred shares from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred shares, all without approval of our shareholders and allowing our board of directors to adopt a shareholder rights plan upon such terms and conditions as it deems expedient in the interests of the Company.

As an Irish public limited company, we are subject to provisions of Irish law, which may prevent or impede any attempt to acquire us including provisions relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in our shares in certain circumstances.

Our Articles of Association include provisions classifying our board of directors into three classes of directors with staggered three-year terms. A retiring director is eligible for reappointment at the annual general meeting at which he or she retires. Our Articles of Association also permit the board of directors to fill any vacancies. These factors could have the effect of making the replacement of incumbent directors more time consuming and difficult.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium. See “Description of Share Capital—Anti-Takeover Provisions” and “Certain Relationships and Related Party Transactions.”

We will incur increased costs as a result of operating as a U.S. public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business.

As a public company that qualifies as a foreign private issuer, we will incur significant legal, accounting, and other expenses that we did not incur prior to this offering, including costs resulting from public company reporting obligations under the Securities Act, the Exchange Act, and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of the NYSE, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

Pursuant to Sarbanes-Oxley Act Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 20-F with the SEC after we become a public company. In order to maintain effective internal controls, we will need additional financial personnel, systems and resources. To achieve compliance with Sarbanes-Oxley Act Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. To date, we have not conducted a review of our internal controls for the purpose of providing the reports required by these rules. During the course of our review and testing, we have in the past and may in the future, identify deficiencies and be unable to remediate them before we must provide the required reports.

Furthermore, if we identity material weakness in our internal control over financial reporting in the future, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our shares to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the NYSE or other adverse consequences that would materially harm our business and reputation.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We have identified a material weakness in our internal control over financial reporting and we may identify additional material weaknesses in the future.

Historically, as a public company operating in Ireland, we were not required to comply with the internal control requirements of the Sarbanes-Oxley Act. As a U.S. public company, our management will be required to report on the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 20-F for the year ended December 31, 2022. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

In the course of preparing for this offering, we and our independent registered public accounting firm identified a deficiency in our internal control over financial reporting for the years ended December 31, 2020, 2019 and 2018 that we concluded represented a material weakness. The material weakness identified related to our internal controls over the manual review of journal entry postings not being designed to an appropriate level of precision and insufficient segregation of duties over the review process. While no misstatement was identified, this material weakness could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected and corrected on a timely basis.

We have initiated the process of remediating the identified material weakness and are taking steps that we believe will address the underlying cause of the identified material weakness. We have engaged financial advisors to assist us in the process. We plan to take various measures to remediate the deficiency, including and not limited to hiring additional finance and accounting personnel with appropriate Sarbanes-Oxley training, and further developing and documenting our accounting policies and financial reporting procedures. These actions that we are taking are subject to ongoing management review, as well as audit committee oversight. Neither we nor our independent registered public accounting firm have performed an assessment or audit, respectively, of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act.

We expect to be a “foreign private issuer” and are permitted to follow certain home country corporate governance practices. As a foreign private issuer, we may have different disclosure and other requirements than U.S. domestic registrants. While we intend to adopt the NYSE corporate governance requirements you may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we may rely on exemptions from certain U.S. rules which permit us to follow Irish legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We follow Irish laws and regulations that are applicable to Irish companies. However, Irish laws and regulations applicable to Irish companies do not contain provisions directly comparable to the U.S. proxy rules and the U.S. rules relating to the filing of reports on Form 10-Q or 8-K. Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Irish law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company. In addition, as a “foreign private issuer” whose securities will be listed on the NYSE, the Company is permitted to follow certain home country corporate governance practices in lieu of certain requirements of the NYSE. A “foreign private issuer” must disclose in its annual

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

reports filed with the SEC each requirement of the NYSE with which it does not comply, followed by a description of its applicable home country practice. The Company currently intends to follow the corporate governance requirements of the NYSE rather than home country practice. However, the Company cannot make any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore, in the future, rely on available exemptions that would allow the Company to follow its home country practice. Unlike the requirements of the NYSE, there are currently no mandatory corporate governance requirements in Ireland that would require the Company to: (i) have a majority of the Board of Directors be independent; (ii) establish a nominating/governance committee; or (iii) hold regular executive sessions where only independent directors may be present. As a result of the above, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

Further, loss of our foreign private issuer status could result in significant additional cost and expense. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made on June 30, 2022. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by residents of the United States, a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of NYSE, as described above. Further, as a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would otherwise not incur as a foreign private issuer.

We intend to pay regular dividends on our ordinary shares, but our ability to do so may be limited.

Following the completion of this offering and subject to legally available funds, we intend to pay quarterly cash dividends on our ordinary shares, subject to the discretion of our board of directors and our compliance with applicable law, including the Irish Companies Act, and depending on our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Because we are a holding company and have no direct operations, we expect to pay dividends, if any, only from funds we receive from our subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Our ability to pay dividends may also be restricted by the terms of our existing debt agreements, including the Credit Agreement, or any future debt or preferred equity securities. See “Dividend Policy.”

Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying debt, we risk, among other things, slowing the pace of our growth and having insufficient cash to fund our operations or unanticipated capital expenditures or limiting our ability to incur additional borrowings.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Although we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends. The declaration and payment of dividends will be determined at the discretion of our board of directors, acting in compliance with applicable law and contractual restrictions.

A transfer of our ordinary shares, other than by means of the transfer of book-entry interests in the Depository Trust Company (“DTC”), may be subject to Irish stamp duty.

Transfers of our ordinary shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. However, if you hold your ordinary shares directly rather than beneficially through DTC, any transfer of your ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your ordinary shares.

In certain limited circumstances, dividends we pay may be subject to Irish dividend withholding tax.

In certain limited circumstances, Irish dividend withholding tax (currently at a rate of 25%) may arise in respect of any dividends paid on our ordinary shares. A number of exemptions from Irish dividend withholding tax exist such that shareholders resident in the United States and shareholders resident in certain countries may be entitled to exemptions from Irish dividend withholding tax.

Shareholders resident in the United States that hold their ordinary shares through DTC will not be subject to Irish dividend withholding tax provided the addresses of the beneficial owners of such ordinary shares in the records of the brokers holding such ordinary shares are recorded as being in the United States (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by us). U.S. resident shareholders in the Company that hold their ordinary shares outside of DTC and shareholders resident in certain other countries (irrespective of whether they hold their ordinary shares through DTC or outside DTC) will not be subject to Irish dividend withholding tax provided the beneficial owners of such ordinary shares have furnished completed and valid dividend withholding tax forms or an IRS Form 6166, as appropriate, to our transfer agent or their brokers (and such brokers have further transmitted the relevant information to our transfer agent). However, other shareholders may be subject to Irish dividend withholding tax, which could adversely affect the price of your ordinary shares.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

Shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from us will not be subject to Irish income tax in respect of those dividends, unless they have some connection with Ireland other than their shareholding in us (for example, they are resident in Ireland). Shareholders who are not resident nor ordinarily resident in Ireland but who are not entitled to an exemption from Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends which suffer Irish dividend withholding tax.

Ordinary shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of our ordinary shares, irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

ordinary shares are regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. Certain other tax-free thresholds may also apply.

There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on the current and anticipated value of our assets and composition of our income and assets (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile).

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “United States Federal Income Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF THE TRANSACTION

The following is a summary of the Transaction and certain material terms of the Transaction Agreement (as defined below) and is qualified in its entirety by reference to the complete text of the Transaction Agreement, a copy of which is attached as Exhibit 10.3 and Exhibit 10.4 to the registration statement of which this prospectus forms a part. The following description does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement. This summary is not intended to provide you with any other factual information about Total Produce or Dole Food Company. We urge you to read carefully this entire prospectus, including the documents included and incorporated herein by reference. You should also review the section entitled “Where You Can Find Additional Information” in this of this prospectus.

Overview of the Transaction

Background

On July 31, 2018, TP USA, a wholly owned subsidiary of Total Produce, acquired 45% of the membership interests in DFC Holdings, the parent company of Dole Food Company (the “2018 Transaction”). Pursuant to the terms of the 2018 Transaction, TP USA has the right, but not the obligation, (i) to acquire, at any time and from time to time, up to an additional 6% of the membership interests in DFC Holdings (in one or more tranches of 1%) (the “Second Tranche”) and (ii) from and after July 31, 2020, to acquire the balance of the membership interests in DFC Holdings (the “Third Tranche”), in each case, on pricing and other terms agreed in the 2018 Transaction. If TP USA has not exercised its right to acquire the Third Tranche by July 31, 2023, TMG has the right to cause a process to market and sell DFC Holdings or all or substantially all of its assets on pricing and other terms agreed in the 2018 Transaction.

Transaction Agreement

On February 16, 2021, we entered into the Transaction Agreement (as amended on April 23, 2021 and from time to time thereafter) with the other Total Produce Parties, DFC Holdings and the C&C Parties, pursuant to which Total Produce has agreed to combine with DFC Holdings under the Company and, upon the terms and subject to the conditions set forth in the Transaction Agreement, complete this offering immediately thereafter. Upon completion of the Transaction and this offering, the combined company will trade on the NYSE under “DOLE” and the existing Total Produce listings on the Euronext Growth Dublin and the AIM London Stock Exchange will be discontinued.

Upon the terms and subject to the conditions set forth in the Transaction Agreement, as described more fully below, the Transaction will be effected in a series of steps including the following:

•

we will acquire 100% of the issued share capital of Total Produce in exchange for issuing our ordinary shares to Total Produce shareholders (the “Share Exchange”) pursuant to a court-sanctioned scheme of arrangement under Chapter 1, Part 9 of the Irish Companies Act (the “Scheme”);

•

immediately following the completion of the Share Exchange, Merger Sub will merge with and into DFC Holdings (the “Merger”), with DFC Holdings surviving the Merger, and the C&C Parties will acquire our ordinary shares; and

•	immediately following the completion of the Share Exchange and the Merger, we will sell our ordinary shares in this offering.

Immediately following the completion of the Transaction and prior to this offering, shareholders of Total Produce and the C&C Parties will own 82.5% and 17.5%, respectively, of our ordinary shares on a fully diluted basis.

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PURSUANT TO 17 C.F.R. SECTION 200.83

As used in this prospectus, (i) “Completion” means completion of the Share Exchange, effectiveness of the Merger and completion of this offering and (ii) “Transaction” means, collectively, the Share Exchange, the Merger and the other transactions described below in the sections entitled “—Merger and Related Transactions—Pre-Closing Unit Sales” and “—Merger and Related Transactions—Contribution” (excluding, for purposes of clarity and the avoidance of doubt, this offering).

In the event Completion does not occur for any reason, the terms of the 2018 Transaction will remain in effect, including the right of TP USA to exercise its options to acquire the Second Tranche and the Third Tranche.

Share Exchange and Scheme

Pursuant to the Share Exchange, we will issue one (1) of our ordinary shares (or such other number of our ordinary shares as shall have been selected by the board of directors of Total Produce) to each Total Produce shareholder as of the record date specified by the board of directors of Total Produce for every seven (7) Total Produce shares that are transferred to us, such that the Total Produce shareholders will collectively own 82.5% of our ordinary shares on a fully diluted basis as of immediately following the Share Exchange and the Merger and prior to this offering. Accordingly, upon completion of the Share Exchange, Total Produce will become our direct, wholly owned subsidiary.

The Scheme was approved by Total Produce shareholders at the meeting convened by order of the Irish High Court to consider and, if thought fit, approve the Scheme (the “Scheme Meeting”) held on                 , 2021. Certain shareholder resolutions required to facilitate the implementation of the Scheme were approved by Total Produce shareholders at the extraordinary general meeting of Total Produce shareholders held immediately after the Scheme Meeting. The High Court of Ireland issued an order sanctioning the Scheme at the court hearing held on                 , 2021. The Scheme became binding on all Total Produce shareholders when the order of the Irish High Court was filed and registered with the Registrar of Companies in Dublin on                 , 2021. The Share Exchange can therefore be implemented because of the arrangements which were incorporated in the Scheme.

Completion of the Share Exchange will occur on a date to be specified by Total Produce after the satisfaction or waiver of the conditions set forth in the Transaction Agreement (other than those conditions that by their nature are to be satisfied at Completion, but subject to the satisfaction or waiver of those conditions at such time). For more information, see “—Other Key Provisions of the Transaction Agreement—Conditions to Completion.”

Under the terms of the Scheme, no fractional entitlements will be allotted to any Total Produce shareholder but all fractions of our ordinary shares to which a Total Produce shareholder would otherwise be entitled will be aggregated and sold in the market by the Scheme exchange agent, with any sale proceeds being distributed in cash pro rata to the Total Produce shareholders whose fractional entitlements have been sold.

Merger and Related Transactions

Pre-Closing Unit Sales

Immediately prior to the effective time of the Merger, the C&C Parties will sell to TP USA:

•

a number of Class A Units of DFC Holdings with an aggregate value of $25,000,000 (based on the value of Class A Units of DFC Holdings implied by the price per ordinary share in this offering) in exchange for a promissory note issued by TP USA in favor of TMG in a capital amount of $25,000,000 (the “TP USA Promissory Note”); and

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•

a number of Class A Units of DFC Holdings with an aggregate value equal to the value of certain indemnification claims against the C&C Parties arising from the 2018 Transaction that remain pending as of immediately prior to Completion (based on the value of Class A Units of DFC Holdings implied by the price per ordinary share in this offering) in satisfaction of such pending claims.

We refer to these sales collectively as the “Pre-Closing Unit Sales.” For more information regarding the indemnification claims described above, see “—Other Key Provisions of the Transaction Agreement—Waiver of Certain Indemnification Claims.”

Merger

At the effective time of the Merger, by virtue of the Merger, all of the Class A Units of DFC Holdings owned by the C&C Parties immediately prior to the effective time of the Merger but after giving effect to the Pre-Closing Unit Sales will be exchanged automatically by operation of law for the right to receive a number of our ordinary shares which will result in the C&C Parties collectively owning 17.5% of our ordinary shares outstanding on a fully diluted basis as of immediately following the Share Exchange and the Merger and prior to the completion of this offering. We refer to the ordinary shares issued to the C&C Parties in the Merger as the “Consideration Shares.”

Following such exchange, each Class A Unit of DFC Holdings will be cancelled and converted into one unit of the surviving company in the Merger. Each Class B Unit of DFC Holdings will also be cancelled and converted into one unit of the surviving company in the Merger. Accordingly, at the effective time of the Merger, by virtue of the Merger, DFC Holdings will become our subsidiary, with the outstanding membership interests thereof owned by us and by TP USA.

Completion of the Merger will take place immediately following the completion of the Share Exchange.

Contribution

Immediately following the effective time of the Merger (or at such other time as the C&C Parties and Total Produce may agree in writing), we will contribute the units representing the membership interests in DFC Holdings then owned by us to Total Produce in exchange for ordinary shares of Total Produce with a fair market value equal to the fair market value of such contributed units. Thereafter, Total Produce will immediately contribute all such units to TP USA in exchange for shares of TP USA’s common stock with a fair market value equal to the fair market value of such contributed units. We refer to these transactions collectively as the “Contribution.”

As a result of the Contribution, DFC Holdings will become a direct, wholly owned subsidiary of TP USA.

Offering

Generally

Pursuant to the Transaction Agreement, Total Produce will manage this offering in consultation with a steering committee initially comprised of Rory Byrne, Jimmy Tolan, Johan Lindén and Gary Wong. The Transaction Agreement provides that other persons may be appointed to the steering committee by (i) the members of the steering committee or (ii) Total Produce upon written notice to the members of the steering committee, in each case, so long as the steering committee consists of a majority approved by Total Produce. Total Produce has the right to terminate this offering at any time in its sole discretion and the Company shall not enter into any binding commitment with the underwriters

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in this offering or other potential purchasers of our ordinary shares to give effect to this offering without the prior written consent of the board of directors of Total Produce. Additionally, the board of directors of Total Produce (or a duly authorized pricing committee thereof), in consultation with the underwriters in this offering, will determine (i) the offer price in this offering per ordinary share and the range therefor and (ii) the size of this offering, subject to the conditions described below in “—Other Key Provisions of the Transaction Agreement—Conditions to Completion.”

Completion of this offering will occur immediately following completion of the Share Exchange, the Merger and the Contribution, or at such other date and time as is agreed to in writing by the C&C Parties and Total Produce.

The Transaction Agreement provides that the net proceeds to us from this offering will be used to repay our and our subsidiaries’ outstanding indebtedness, the costs of the Transaction (except as otherwise provided for in the Expense Reimbursement Agreement (as defined below)) or for such other purposes as our board of directors may determine. For more information, see “Use of Proceeds.”

Lock-Up Agreements

The Transaction Agreement sets forth certain terms for the lock-up agreements applicable to our ordinary shares, subject in all cases to the contractual agreement of the underwriters in this offering. The Transaction Agreement provides that each of Total Produce and TP USA (if they own our ordinary shares) and the C&C Parties must enter into a customary lock-up agreement with the underwriters in this offering on such terms as the underwriters may reasonably require. However, (i) subject to the C&C Parties’ right to an early release of the lock-up restrictions as described below in “—Post-Offering Share Sales,” each such lock-up agreement will terminate no later than 180 days after the date of the final prospectus for this offering, (ii) the lock-up restrictions will apply to the C&C Parties only if all of our officers and directors are subject to similar restrictions and we or the underwriters in this offering obtain a similar agreement from certain of our affiliates and (iii) the C&C Parties may pledge their ordinary shares as security for borrowings if any resulting sale of such ordinary shares would be subject to the restrictions in each such lock-up agreement. In addition, the Transaction Agreement entitles the C&C Parties to a pro rata waiver or termination of any applicable lock-up restrictions to the extent we or the underwriters in this offering grant any discretionary waiver or termination of such restrictions to any other person required to enter into a lock-up agreement. See “Underwriting” for a description of the lock-up agreements applicable to our ordinary shares.

Post-Offering Share Sales

The Transaction Agreement provides for an early release of the lock-up restrictions applicable to the C&C Parties described above in “—Lock-Up Agreements” under certain circumstances. First, each of the C&C Parties may sell any of its respective Consideration Shares after a period of 90 days following this offering but prior to the end of the applicable lock-up period if and to the extent we are advised by the underwriters in this offering that such sale would not adversely affect overall shareholder value or the U.S. federal income tax treatment of the Share Exchange and such lock-up is waived by the underwriters in this offering. In addition, after the sale by the C&C Parties of Consideration Shares in this offering on a secondary basis as described below in “—Other Key Provisions of the Transaction Agreement—Conditions to Completion,” up to 30% of the remaining aggregate Consideration Shares held by the C&C Parties may be sold prior to the end of the applicable lock-up period if and to the extent that, following this offering, (i) the closing price of an ordinary share equals or exceeds 133% of the price per ordinary share in this offering for any ten trading days within any 15-trading-day period beginning 91 days after this offering or (ii) we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

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Registration Rights

Subject to the lock-up restrictions and early release provisions described above in “—Lock-Up Agreements” and “—Post-Offering Share Sales,” respectively, the Transaction Agreement provides that sales of Consideration Shares by the C&C Parties may be undertaken with the benefit of the Registration Rights Agreement, subject to the terms and conditions thereof, including there being a current and effective resale registration statement covering such Consideration Shares and so long as such Consideration Shares are not subject to a binding commitment at the time of the completion of this offering. For a description of the Registration Rights Agreement, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Post-Completion Distributions and Transfers

The Transaction Agreement provides that, immediately following Completion (or at such other time as the C&C Parties and Total Produce may agree in writing), the following distributions and transfers will occur:

•

DFC Holdings will cause Dole Food Company to distribute the promissory note issued by certain affiliates of the C&C Parties in favor of DFC Holdings, dated as of June 30, 2020 (the “C&C Promissory Note”), as a dividend to DFC Holdings;

•	immediately following the distribution above, DFC Holdings will distribute the C&C Promissory Note as a dividend to TP USA; and

•	immediately following the distribution above, TP USA will transfer the C&C Promissory Note to TMG in full satisfaction of the TP USA Promissory Note.

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Post-Completion Structure

The following diagram depicts our high-level organizational structure immediately after completion of the Transaction but prior to the completion of this offering:

Other Key Provisions of the Transaction Agreement

Corporate Governance

The Transaction Agreement requires that our board of directors as of immediately prior to the completion of this offering consist of members designated by Total Produce.

For a description of our corporate governance following the completion of this offering, see “Management.”

Representations and Warranties

The Transaction Agreement contains customary representations and warranties made by the C&C Parties, DFC Holdings and the Total Produce Parties as to certain fundamental and other matters. In addition, the Transaction Agreement contains certain representations and warranties by Total Produce as to matters relating to its and its subsidiaries’ (other than DFC Holdings’ and its subsidiaries’) businesses. Except as described in “—Tax Matters” below, none of the representations and warranties in the Transaction Agreement will survive Completion or the termination of the Transaction Agreement.

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Covenants and Agreements

The Transaction Agreement contains covenants and agreements among the parties to the Transaction Agreement relating to the following matters, among other things: (i) Total Produce’s efforts to implement the Scheme and the responsibilities of the parties to the Transaction Agreement in respect of the Scheme; (ii) the conduct of Dole Food Company’s and Total Produce’s and its subsidiaries’ (other than DFC Holdings’ and its subsidiaries’) businesses prior to Completion; (iii) cooperation in connection with public announcements; (iv) confidentiality; (v) notification of certain matters prior to Completion; (vi) using efforts to cause Completion to occur, including by obtaining necessary approvals from relevant authorities; (vii) the preparation of the registration statement of which this prospectus forms a part and cooperation by DFC Holdings in connection with this offering; (viii) the adoption by our board of directors of a resolution approving the acquisition of our ordinary shares by certain persons expected to become our directors or officers in connection with the Merger for purposes of Section 16(b) of the Exchange Act; (ix) DFC Holdings’ compliance with the requirements of the Sarbanes-Oxley Act; and (x) DFC Holdings’ cooperation with Total Produce’s efforts to arrange, obtain, syndicate and consummate debt financing in connection with the Transaction.

In addition, the Transaction Agreement provides that, prior to Completion, the conduct of DFC Holdings’ and Dole Food Company’s businesses remains subject to certain approval rights held by TP USA or its board designees pursuant to the organizational documents of DFC Holdings and Dole Food Company as currently in effect.

Waiver of Certain Indemnification Claims

The Transaction Agreement contains a mutual waiver of certain indemnification claims arising from the 2018 Transaction, excluding claims arising from fraud.

Pursuant to the Transaction Agreement, at the effective time of the Merger, TP USA, on behalf of itself and certain affiliates and representatives (collectively, the “TP Indemnified Parties”), will deem as fully satisfied all claims against the C&C Parties for losses relating to the 2018 Transaction that have then been properly asserted and remain unpaid as of the effective time of the Merger (such claims, “Pending Claims”) and will not deduct from the consideration payable to the C&C Parties in connection with the Merger, or otherwise seek recovery from any of the C&C Parties or their representatives of, losses relating to the 2018 Transaction that have then been properly asserted and remain unpaid as of the effective time of the Merger or that may be asserted or claimed in the future. However, if (i) the aggregate value of losses that are the subject of Pending Claims exceeds $10,000,000 and (ii) the aggregate value of the Consideration Shares calculated at the price per ordinary share in this offering exceeds $225,000,000, then the C&C Parties will remain obligated to indemnify and hold harmless the TP Indemnified Parties in respect of the amount by which the aggregate value of such losses exceeds $10,000,000 (subject to a cap equal to the amount by which such aggregate value of the Consideration Shares exceeds $225,000,000).

In addition, the Transaction Agreement provides that, at the effective time of the Merger, each of David H. Murdock and the C&C Parties, on behalf of itself and certain affiliates and representatives, will deem as fully satisfied all Pending Claims and will not seek recovery from any of the Total Produce Parties, Total Produce’s subsidiaries or their representatives of losses relating to the 2018 Transaction that have then been properly asserted and remain unpaid as of the effective time of the Merger or that may be asserted or claimed in the future.

Tax Matters

For U.S. federal income tax purposes, the Share Exchange, the Merger and this offering, taken together, are intended to qualify as a tax-deferred transaction described in Section 351 of the Code

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(the “Intended Tax Treatment”). In connection therewith, the parties to the Transaction Agreement generally agreed to, and to cause their respective subsidiaries to, (i) use reasonable best efforts to cause the Share Exchange, the Merger and this offering to qualify for the Intended Tax Treatment, including considering and negotiating in good faith such amendments to the Transaction Agreement as may reasonably be required in order to obtain such qualification, (ii) not take any action that could reasonably be expected to preclude the Intended Tax Treatment, and (iii) report the Transaction in a manner consistent with the Intended Tax Treatment.

Under the Transaction Agreement, we acknowledge that the C&C Parties may enter into (and cause to be filed with the Internal Revenue Service) a gain recognition agreement in accordance with Treasury Regulations Section 1.367(a)-8 in connection with the Merger (a “Gain Recognition Agreement”). In general, a Gain Recognition Agreement would permit a C&C Party to defer, for U.S. federal income tax purposes, the recognition of gain realized in connection with the Merger. Under the terms of a C&C Party’s Gain Recognition Agreement, such C&C Party would generally be required to recognize gain deferred under such Gain Recognition Agreement if, prior to the expiration or termination of such Gain Recognition Agreement (which would generally expire five full taxable years after the close of the taxable year that includes Completion, or terminate upon the recognition of all gain deferred under such Gain Recognition Agreement), we or our affiliates effect a “triggering event” described in Treasury Regulations Section 1.367(a)-8(j) that does not qualify for an exception under the relevant Treasury Regulations. In general, a taxable disposition to a third party of DFC Holdings, Dole Food Company, or substantially all of the assets thereof, would constitute a “triggering event” for these purposes.

From Completion until the expiration or termination of each C&C Party’s Gain Recognition Agreement, we will generally be required to provide advance notice to the C&C Parties before we, or any of our affiliates, effect a transaction (or series of related transactions) that would reasonably be expected to constitute a “triggering event” with respect to any C&C Party’s Gain Recognition Agreement. We will generally be prohibited from completing any such transaction (or series of related transactions) unless (i) the relevant C&C Parties agree that such transaction (or series of related transactions) would not constitute a “triggering event” that would require gain to be recognized under such C&C Parties’ Gain Recognition Agreements, (ii) we provide each relevant C&C Party with a written opinion of an internationally recognized law or accounting firm reasonably acceptable to the C&C Parties that such transaction (or series of related transactions) “should not” constitute a “triggering event” that would cause any C&C Party to recognize gain with respect to its Gain Recognition Agreement, or (iii) we indemnify and reimburse each C&C Party for the additional tax liability, if any, reasonably expected to result from such transaction (or series of related transactions) prior to effecting such transaction (or series of related transactions).

Additionally, under the terms of the Transaction Agreement, we will generally be obligated to indemnify the C&C Parties for any losses incurred by them in connection with (i) certain breaches of tax representations or (ii) tax liability arising under Section 367 of the Code or Treasury Regulations Section 1.367(a)-8 resulting from any action or transaction effected by us or our affiliates after Completion. For purposes of such indemnification obligations, the indemnity will be calculated based on certain assumed minimum levels of tax basis by the C&C Parties.

If we are required to indemnify a C&C Party as described above, such C&C Party will be required to pay to us an amount equal to any tax savings realized by such C&C Party on a subsequent disposition of its Consideration Shares. Such tax savings will equal the amount of income taxes such C&C Party would not be required to pay on such disposition due to its increased basis in the disposed Consideration Shares resulting from the event giving rise to the indemnity obligation.

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The Transaction Agreement also contains agreements among the parties concerning other tax matters, including return preparation and review rights, control of tax contests, certain tax elections, cooperation provisions and the allocation of transfer taxes.

Conditions to Completion

Completion of the Share Exchange and the Merger is subject to the satisfaction (or waiver, to the extent permitted) of certain conditions, including the following: (i) the effectiveness of the Scheme; (ii) the approval by the requisite majority of Total Produce shareholders of resolutions at the extraordinary general meeting of Total Produce shareholders to be convened in connection with the Scheme; (iii) the expiration, lapse or termination of any applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the receipt of required approvals from the European Commission; (v) the absence of any binding order prohibiting, enjoining or making illegal Completion or the other transactions contemplated by the Transaction Agreement, the Trademark License Extension (as defined below) or the Registration Rights Agreement; (vi) in the case of the C&C Parties and DFC Holdings, the absence of a material adverse effect relating to Total Produce and its subsidiaries (other than DFC Holdings and its subsidiaries); (vii) the execution and delivery of the Trademark License Extension and the Registration Rights Agreement; (viii) in the case of the Total Produce Parties, the resignation of each director and officer of DFC Holdings and its subsidiaries (other than as approved in writing by Total Produce), including the resignation of each of the C&C Parties’ designees on the board of managers of DFC Holdings and the board of managers of DFC Holdings and the board of directors of Dole Food Company; and (ix) other conditions customary for a transaction of this type.

In addition, the Transaction Agreement contains certain additional conditions to completion of the Share Exchange and the Merger, including the following: (i) the effectiveness of the registration statement of which this prospectus forms a part; (ii) the approval of our ordinary shares for listing on the NYSE or the Nasdaq Stock Market; (iii) the execution by the underwriters in this offering of an underwriting agreement containing the terms described below; and (iv) our entry into a composition agreement with Irish Revenue (as defined below) and a Special Eligibility Agreement for Securities with The Depository Trust Company in respect of our ordinary shares.

The Transaction Agreement provides that the underwriting agreement will be in form and substance determined by the steering committee, containing (i) such representations, warranties and indemnities by the C&C Parties as are customary in a secondary sale and (ii) unless otherwise approved in writing by the C&C Parties, the following terms:

•

a price per ordinary share in this offering that, if ascribed to the Consideration Shares, would result in such Consideration Shares having an aggregate value of at least $215,000,000 (without giving effect to any sale of such Consideration Shares in this offering); and

•	the sale of Consideration Shares on a secondary basis that will result in net proceeds to the C&C Parties of at least $50,000,000.

If the conditions to completion of the Share Exchange and the Merger are not satisfied or waived, then this offering will not occur and we will not sell any ordinary shares in this offering.

Termination

The Transaction Agreement may be terminated prior to Completion (i) by Total Produce, upon written notice to the C&C Parties at any time in its sole discretion, (ii) by the C&C Parties, if Completion has not occurred on or before November 15, 2021 (provided such failure to occur was not proximately caused by or did not proximately result from the failure of the C&C Parties or DFC Holdings to perform

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or comply in any material respect with any of their respective covenants or agreements), or (iii) by the C&C Parties, if a final, non-appealable order has been issued by any relevant authority having competent jurisdiction permanently restraining or prohibiting Completion (provided that the imposition of such order was not proximately caused by the failure of the C&C Parties or DFC Holdings to perform or comply in any material respect with any of their respective covenants or agreements).

In the event of a termination of the Transaction Agreement for any reason, the terms of the 2018 Transaction will remain in effect, including the right of TP USA to exercise its options to acquire the Second Tranche and the Third Tranche.

Trademark License Extension

At Completion, Dole Food Company and Castle & Cooke, Inc., a Hawaii corporation (“Castle”), will enter into a seventh amendment (the “Trademark License Extension”) to the trademark license agreement, dated as of December 7, 1995, by and between Dole Food Company and Castle (as amended from time to time, the “Trademark License Agreement”), pursuant to which Dole Food Company and Castle will agree to extend the term of the Trademark License Agreement until the 15-year anniversary of the date of Completion (unless sooner terminated in accordance with its terms).

Expense Reimbursement Agreement

Concurrently with the execution of the Transaction Agreement, we entered into an expense reimbursement agreement (the “Expense Reimbursement Agreement”) with the other Total Produce Parties, DFC Holdings and the C&C Parties. If Completion occurs, we will bear the costs of the other parties to the Transaction Agreement and Dole Food Company, subject to and in accordance with the terms of the Expense Reimbursement Agreement. If Completion does not occur, DFC Holdings will cause Dole Food Company to bear the costs of the parties to the Transaction Agreement, subject to and in accordance with the terms of the Expense Reimbursement Agreement.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained in this prospectus contain forward-looking statements, that relate to our plans, objectives, estimates and goals. Statements regarding the Transaction and statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	the successful integration of the Total Produce and Dole Food Company businesses following the Transaction and the realization of any anticipated benefits and cost savings resulting therefrom;

•	weather conditions that affect the production, transportation, storage, import and export of fresh produce or packaged foods;

•

adverse weather conditions, natural disasters, crops disease, pests and other natural conditions, which may affect market prices and the demand for our products, and our ability to mitigate such risks;

•	our ability to compete and innovate effectively against our present and future competitors;

•	changes in interest and currency exchange rates;

•	product and raw material supplies and pricing;

•	our exposure to product liability claims and associated regulatory and legal actions, product recalls or other legal proceedings relating to our business;

•	our ability to generate a sufficient amount of cash to service our indebtedness and fund our operations;

•	our ability to operate our business under agreements governing certain of our indebtedness containing financial covenants and other restrictions;

•

the impact of pandemics, including the COVID-19 pandemic, including demand for the Company’s products, illness, quarantines, government actions, facility closures, store closures or other restrictions in connection with the COVID-19 pandemic, and the extent and duration thereof, related impact on our ability to meet customer needs and on the ability of third parties on which we rely, including our franchisees, suppliers, customers, contract manufacturers, distributors, to meet their obligations to us, the extent that government funding and reimbursement programs in connection with COVID-19 are available to us, and the ability to successfully implement measures to respond to such impacts;

•	our use of herbicides, pesticides and other hazardous substances;

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•	labor disruptions, strikes or work stoppages;

•	international conflict;

•	acts of crime or terrorism, including any potential impact on our information systems;

•	our failure to hire and retain key personnel and highly skilled employees;

•	loss of important intellectual property rights;

•	the effects of any changes in laws (including the interpretation thereof), regulations, rules, quotas, tariffs, export and import laws on our operations;

•	economic crises or a decline in general economic conditions;

•	information permitted to be filed and corporate governance practices permitted to be followed as a result of being a “foreign private issuer” under the rules and regulations of the SEC;

•

the impact of governmental trade restrictions, including adverse governmental regulation that may impact our ability to access certain markets, such as uncertainty surrounding Brexit, including spillover effects to other Eurozone countries;

•	the adequacy of the insurance we maintain;

•	the volatility of the trading price of our ordinary shares;

•	sale of a large number of ordinary shares, or a perception that such sale may occur, by the C&C Parties; and

•

additional factors discussed under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total Produce and Dole Food Company” and “Business.”

All such factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for management to predict all such factors or to assess the impact of each such factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws. In addition, this prospectus contains industry data related to our business and the markets in which we operate. This data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results could differ from the projections.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our ordinary shares. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

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INDUSTRY, MARKET, AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports or other publicly available information, and our business and platform, that is based on third-party surveys commissioned by us and our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the included information. We have not independently verified this third-party information. Similarly, third-party surveys commissioned by us, while believed by us to be reliable, are based on limited sample sizes and have not been independently verified by us.

While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” herein.

Certain information in the text of this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:

•	Bain & Company (“Shaping the Consumer of the Future”), available at: https://www.bain.com/insights/shaping-the-consumer-of-the-future/;

•

Barilla Foundation & Research Unit on Nutrition, Diabetes and Metabolism, University of Naples Federico II, 2021 (“A one health approach to food, the Double Pyramid connecting food culture, health and climate”), available at: https://www.barillacfn.com/m/publications/a-one-health-approach-to-food1.pdf”;

•

Deloitte (“The Future of Fresh: Strategies to Realize Value in Fresh Food Category”), available at: https://www2.deloitte.com/content/dam/insights/us/articles/5237_The-future-of-fresh/DI_The-future-of-fresh.pdf;

•

Deloitte (“The Future of Fresh: Patterns from the Pandemic”), available at: https://www2.deloitte.com/us/en/insights/industry/retail-distribution/future-of-fresh-food-sales/pandemic-consumer-behavior-grocery-shopping.html?id=us:2el:3pr:4di6898:5awa:6di:MMDDYY:&pkid=1007310;

•	Empathy Research (“Dietary Lifestyles”), available at: https://www.bordbia.ie/globalassets/bordbia2020/industry/insights/new-publications/dietary-lifestyles-report-march-2021.pdf;

•	Morning Consult (“Fastest Growing Brands 2019”), available at: https://morningconsult.com/wp-content/uploads/2019/12/Morning-Consult_Fastest-Growing-Brands-2019-Report_FINAL.pdf;

•	Nielsen (“Total Food View, Total U.S. xAOC, 26 Weeks Ending 02/27/21, UPC-coded and random-weight/Non-UPC data”);

•	Nielsen (“Volume CAGR for Key Produce Categories & Perimeter Departments in U.S. (weight for produce, units for perimeter)”);

•

PBH Foundation (“State of the Plate: America’s Fruit & Vegetable Consumption Trends”), available at: https://fruitsandveggies.org/wp-content/uploads/2021/02/2020-PBH-State-of-the-Plate-Report-FINAL.pdf;

•	The Packer (“Fresh Trends”), available at: http://cdn.coverstand.com/40749/655554/e9bd20499cc013941d84df3d16a4ff3dfe121ea1.2.pdf ;

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•

The United Nations (“Secretary-General’s message on launch of the International Year of Fruits and Vegetables 2021”), available at: https://www.un.org/sg/en/content/sg/statement/2020-12-15/secretary-generals-message-launch-of-the-international-year-of-fruits-and-vegetables-2021-scroll-down-for-french-version; and

•	Vox (“How to reduce your food’s carbon footprint, in 2 charts”), available at: https://www.vox.com/future-perfect/2020/2/20/21144017/local-food-carbon-footprint-climate-environment.

Information contained on or accessible through the websites referenced above are not a part of this prospectus and the inclusion of the website address referenced above in this prospectus is an inactive textual reference only.

In addition, certain information in this prospectus was commissioned by the Company. the company partially contributed to the PBH Foundation report described above and fully commission the following sources:

•	GlobalData (“Europe and North America: Fruit and Vegetable Consumption 2015-2019, and Forecast 202-2025”);

•	GlobalData (“Fresh Fruit & Vegetables in North American and Europe 2021”); and

•	IPSOS (“Awareness and Image of Dole 2020”).

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PURSUANT TO 17 C.F.R. SECTION 200.83

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional ordinary shares in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use the net proceeds from this offering to pay certain costs of the Transaction, to repay certain of our and our subsidiaries’ outstanding indebtedness and for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional ordinary shares in full), assuming that the number of ordinary shares sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders in this offering.

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DIVIDEND POLICY

Our principle capital allocation priorities are reinvesting back into the existing business, pursuing external growth opportunities and returning cash to the holders of our ordinary shares, including in the form of cash dividends. Total Produce has a long history of paying regular interim and final cash dividends to its shareholders including for fiscal year 2020. For fiscal years 2018, 2019 and 2020, Total Produce paid dividends to its shareholder at a payout ratio, expressed as aggregate cash dividend divided by net income, of 32.6%, 24.7% and 23.9%, respectively.

Following the completion of this offering and subject to legally available funds, we intend to pay quarterly cash dividends on our ordinary shares at a targeted payout ratio in line with Total Produce’s historical payout ratio. For the remainder of fiscal year 2021, we expect to pay a quarterly cash dividend of $        per share. The initial dividend is expected to be paid in                , [2021]. Thereafter, the quarterly dividend will be paid subsequent to the close of each fiscal quarter.

Any declaration and payment of future dividends to holders of our ordinary shares will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. See “Risk Factors—Risks Related to this Offering and Our Ordinary Shares—We intend to pay regular dividends on our ordinary shares, but our ability to do so may be limited.”

Any future determination to pay dividends will also be subject to applicable laws, including the Irish Companies Act, which requires, among other things, Irish companies to have profits available for distribution (known as distributable reserves) equal to or greater than the amount of the proposed dividend. Unless we create sufficient distributable reserves from our business activities, the creation of such distributable reserves would involve a reduction of our share premium account (to the extent such share premium is available), which would require the approval of 75% of our shareholders present and voting at a shareholder meeting, and of the Irish High Court.

Our future ability to pay cash dividends on our shares may also be limited by the terms of our current and any future debt or preferred securities. In addition, certain of our debt agreements, including the Credit Agreement (as defined below) may limit our ability and the ability of certain of our subsidiaries to pay dividends. “Risk Factors—Risks Related to this Offering and Our Ordinary Shares—We intend to pay regular dividends on our ordinary shares, but our ability to do so may be limited.”

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of                 , 2021:

•	on an actual basis;

•	on a pro forma basis after giving effect to the Transaction and the consummation of debt financing in connection with the Transaction; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above and giving further effect to (i) the sale by us of                ordinary shares in this offering at an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us) and (ii) the intended use of the after the use of proceeds therefrom.

The following table is derived from and should be read together with the sections of this prospectus entitled “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total Produce and Dole Food Company” and the financial statements and accompanying notes included elsewhere in this prospectus.

As of , 2021
	Actual	Pro Forma	Pro Forma as Adjusted(1)
(in thousands, except share numbers)
Cash and cash equivalents	$	$	$
Debt:
Total debt

Ordinary shares, par value $0.01 per share;             ordinary shares authorized, pro forma and pro forma as adjusted;             ordinary shares issued and outstanding, pro forma;             ordinary shares issued and outstanding, pro forma as adjusted

	$	$	$

Preferred shares, par value $0.01 per share; shares of preferred shares authorized, pro forma and pro forma as adjusted;             shares of preferred shares issued and outstanding, pro forma and pro forma as adjusted

Additional paid-in capital
Accumulated (deficit) equity

Total shareholders’ (deficit) equity

Total capitalization	$	$	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated initial public offering price range we show on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ (deficit) equity and total capitalization by approximately $        million each, assuming that the number of shares offered by us, which we show on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. Each increase (decrease) of 1,000,000 ordinary shares at the assumed initial public offering price of $        per share, which is the midpoint of the estimated initial public offering price range we show

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on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ (deficit) equity and total capitalization by approximately $ million each, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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DILUTION

If you invest in our ordinary shares in this offering, you will experience immediate and substantial dilution in the net tangible book value per ordinary share upon the completion of this offering.

As used in this “Dilution” section, (i) our as adjusted net tangible book value per share is determined by dividing our as adjusted net tangible book value (tangible assets less total liabilities) by the total number of our outstanding ordinary shares that will be outstanding immediately prior to the completion of this offering but after giving effect to the Transaction, and (ii) our pro forma net tangible book value per ordinary share represents pro forma net tangible book value divided by the number of ordinary shares outstanding immediately after giving effect to the Transaction and the completion of this offering.

Our as adjusted net tangible book value as of                 , 2021, was approximately $         million, or approximately $         per share.

After giving effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of                 , 2021 would have been approximately $        million, or approximately $        per share. This represents an immediate increase in the net tangible book value of $        per share to our existing shareholders and an immediate dilution (i.e., the difference between the offering price and the pro forma net tangible book value after this offering) to new investors participating in this offering of $        per share.

The following table illustrates the per share dilution to new investors participating in this offering:

Assumed initial public offering price per share		$
As adjusted net tangible book value per share as of , 2021	$
Increase per share attributable to new investors in this offering

Pro forma net tangible book value per share

Dilution per share to new investors in this offering(1)		$

(1)	Dilution is determined by subtracting pro forma net tangible book value per share from the initial public offering price paid by a new investor.

The following table summarizes on an adjusted pro forma basis as of                 , the total number of ordinary shares owned by our existing shareholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share paid by the existing shareholders and to be paid by the new investors in this offering at $                , the midpoint of the price range set forth on the cover page of this prospectus, calculated before deducting estimated discounts and commissions and offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing shareholders			%	$		%	$
New investors in this offering			%	$		%	$

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

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(decrease) our adjusted net tangible book value as of                  by approximately $        million, the pro forma net tangible book value per share by $        per share and the dilution in adjusted pro forma net tangible book value per share to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 ordinary shares at the assumed initial public offering price of $        per share, which is the midpoint of the estimated initial public offering price range we show on the cover of this prospectus, would increase (decrease) our as adjusted net tangible book value as of                  by approximately $        million, the pro forma as adjusted net tangible book value per share by $        per ordinary share and, in the case of an increase, the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $        per share, and, in the case of a decrease, the dilution in adjusted pro forma as adjusted net tangible book value per share to new investors in this offering by $        per share, in each case assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is presented to illustrate the estimated effects of: (i) the Transaction based on the historical financial position and results of operations of Total Produce and Dole Food Company and (ii) the application of the net proceeds of this offering as described under “Use of Proceeds” (the “IPO Transaction”)and (iii) the consummation of debt financing in connection with the Transaction and IPO Transaction (the “Debt Issuance” and, together with the Transaction and IPO Transaction, the “Pro Forma Transactions”). It is presented as follows:

•

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020 was prepared based on (i) the historical audited consolidated statement of operations of Total Produce for the fiscal year ended December 31, 2020 and (ii) the historical audited consolidated income statement of Dole Food Company, for the fiscal year ended December 31, 2020.

•

The unaudited pro forma condensed consolidated balance sheet for the year ended December 31, 2020 was prepared based on (i) the historical audited consolidated balance sheet of Total Produce for the fiscal year ended December 31, 2020 and (ii) the historical audited consolidated balance sheet of Dole Food Company, for the fiscal year ended December 31, 2020.

The Transaction will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, “Business Combinations” (“ASC 805”), with Total Produce deemed to be the acquirer for financial accounting purposes.

Assumptions underlying the pro forma adjustments related to the Pro Forma Transactions are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated statement of operations and unaudited pro forma condensed consolidated balance sheet data for the year ended December 31, 2020 gives effect to the Pro Forma Transactions as if they had occurred on January 1, 2020.

The unaudited pro forma condensed consolidated financial information has been prepared by the Company for illustrative and informational purposes only in accordance with Regulation S-X Article 11, “Pro Forma Financial Information,” as amended by the final rule, “Amendments to Financial Disclosures About Acquired and Disposed Businesses,” as adopted by the SEC on May 21, 2020. The Company elected to voluntarily comply with the amended rules in advance of the mandatory compliance date. The unaudited pro forma condensed consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s condensed consolidated results of operations actually would have been had the Pro Forma Transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future operating results of the combined company. The unaudited condensed consolidated pro forma financial information does not include adjustments to reflect any potential revenue synergies or cost savings that may be achievable in connection with the Pro Forma Transactions.

The acquisition method of accounting requires the total purchase price to be allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the purchase price over the amount assigned to tangible and intangible assets acquired and liabilities assumed is recognized as goodwill. Management’s estimates of fair values of tangible and intangible assets acquired and liabilities assumed is based in part on historical third-party valuations. The preliminary allocation of the purchase price reflected in this unaudited pro forma

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condensed consolidated financial information is based upon a historical third-party valuation, and the Company’s estimates and assumptions are subject to change. Therefore, upon additional analysis, it is possible that the fair values of assets acquired and liabilities assumed could differ from those presented in the unaudited pro forma condensed consolidated financial information and such differences could be material.

The unaudited pro forma condensed consolidated financial information reflects adjustments that the Company believes are necessary to present the Company’s unaudited pro forma condensed consolidated financial information following the closing of the Pro Forma Transactions as of and for the periods indicated. The adjustments are based on currently available information and assumptions that the Company believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Pro Forma Transactions, and reflective of adjustments necessary to report the Company’s balance sheet and statements of operations as if the Pro Forma Transactions were completed as of January 1, 2020. In addition, the unaudited pro forma condensed consolidated financial information will differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of assets acquired and liabilities assumed are preliminary and subject to change when the formal valuation and other analyses are finalized. Upon completion of the valuation analysis, there may be additional increases or decreases to the recorded book values of Dole Food Company’s assets and liabilities, including, but not limited to, trademarks and property, plant, equipment. The differences between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information. The preliminary estimates associated with purchase accounting are expected to be finalized within the measurement period provided by ASC 805.

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Unaudited Pro Forma Condensed Consolidated Statement of Operations

for year ended December 31, 2020

(Dollars in millions, except per share data)

	Dole Food Company Historical	Total Produce Historical	Transaction Accounting Adjustments
			Transaction		IPO Transaction		Debt Transaction		December 31, 2020 Dole plc
Consolidated Statement of Operations
Revenue	$4,672	$4,346	$(58)	A	$—		$—		$8,960
Cost of sales	(4,311)	(4,012)	60	B	—		—		(8,263)

Gross profit	361	334	2		—		—		697
Selling, marketing and general and administrative expenses	(190)	(266)	(4)	C,D	(10)	I	—		(470)

Operating income	171	68	(2)		(10)		—		227
Other (expense)/income, net	(29)	(1)	15	F	—		—		(15)
Interest income	3	3	—		—		—		6
Interest expense	(78)	(11)	—		—		18	G	(70)

Income (loss) from continuing operations before income taxes and income from investments accounted for under the equity method	67	59	13		(10)		18		148
Income tax expense	(24)	(18)	—	H	3	H	(6)	H	(45)
Equity in net earnings of investments accounted for under the equity method	2	30	(15)	F	—		—		17

Net income	45	71	(2)		(7)		12		120
Net income attributable to noncontrolling interests	(2)	(19)	—		—		—		(21)

Net income attributable to Dole plc	43	52	(2)		(7)		12		99

See accompanying “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.”

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Unaudited Pro Forma Condensed Consolidated Balance Sheet

as of December 31, 2020

(Dollars in millions)

	Dole Food Company Historical	Total Produce Historical	Transaction Accounting Adjustments
			Transaction		IPO Transaction		Debt Transaction		December 31, 2020 Dole plc
Consolidated Balance Sheet Data
Cash and cash equivalents	$73	$160	—		$538	M	(565)	N	$206
Trade, grower and other receivables	518	409	(3)	J	—		—		924
Inventories	220	142	2	J	—		—		364
Prepaid expenses and other assets	44	20	—		—		—		64

Total current assets	855	731	(1)		538		(565)		1,558
Property, plant and equipment, net	1,126	220	(32)	J	—		—		1,314
Investments in non-consolidated entities	26	459	(342)	J, K	—		—		143
Goodwill & intangible assets	584	300	246	J, O	—		—		1,130
Other long-term assets	365	177	(5)	J	—		—		537

Total assets	2,956	1,887	(134)		538		(565)		4,682
Accounts payable	253	624	(98)	J	—		—		779
Accrued liabilities	413	—	79	J	—		—		492
Other current liabilities	142	67	15	J	—		56	N	280

Total current liabilities	808	691	(4)		—		56		1,551
Long-term debt	1,231	315	14	J	—		(602)	N	958
Other long-term liabilities	528	193	(20)	J, L	—		—		701

Total liabilities	2,567	1,199	(10)		—		(546)		3,210
Ordinary shares	—	5	—		(5)	M	—		—
Retained Earnings (Deficit)	(365)	461	380		—		(19)	N	457
Additional paid-in-capital	845	198	(604)		543	M	—		982
Redeemable noncontrolling interests	—	30	—		—		—		30
Accumulated other comprehensive income	(100)	(127)	100		—		—		(127)
Noncontrolling interests	9	121	—		—		—		130

Total Equity	389	688	(124)		538		(19)		1,472

Total Liabilities and Equity	$2,956	$1,887	$(134)		538		(565)		$4,682

See accompanying “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.”

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Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(Dollars in thousands, except per share data)

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial information presented herein has been prepared using the Total Produce’s and Dole Food Company’s historical financial statements, and giving pro forma effect to the Pro Forma Transactions described herein in accordance with Article 11 of Regulation S-X with the early application of SEC Final Rule Release No. 33-10786, “Amendments to Financial Disclosures About Acquired and Disposed Businesses.”

This unaudited pro forma condensed consolidated financial information should be read in conjunction with the financial statements of Total Produce and Dole Food Company as noted below:

•

Total Produce’s historical audited consolidated financial statements, and related notes thereto, for the years ended December 31, 2020, December 31, 2019 and December 28, 2018, included in this prospectus; and

•	Dole Food Company’s historical audited consolidated financial statements, and related notes thereto, as of December 31, 2020 and December 28, 2019, included in this prospectus.

2. Preliminary Purchase Price Allocation

The estimated consideration paid to the existing owners of Dole Food Company related to the Transaction consisted of the estimated fair value of $355 million for Total Produce’s initial 45% stake in DFC Holdings,                  million ordinary shares in Dole plc as part of the IPO Transaction and settlement of existing loans outstanding to Dole Food Company totaling $25 million.

Consideration
Value of share consideration	$215
Loan settlement	25
Estimated fair value of initial consideration for 45% interest	355

Total consideration for 100%	$595

For purposes of the unaudited pro forma condensed consolidated financial information, the Company has preliminarily allocated the purchase price related to the Transaction to the acquired net tangible and intangible assets based on their estimated fair values as of the projected date of the Transaction. As such, the assets acquired and liabilities assumed, including intangible assets, presented in the table below are provisional and will be finalized in a later period once the fair value procedures are completed. There can be no assurance that the final determination will not result in material changes from these preliminary amounts.

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The following table summarizes the preliminary purchase price allocation for Dole Food Company’s historical assets and liabilities:

December 31, 2020
Assets:
Cash and cash equivalents	$73
Current assets	781
Property, plant and equipment	1,094
Operating lease right-of-use assets	232
Investments in non-consolidated entities	24
Intangible assets	278
Other assets	128
Total assets acquired	2,610

Liabilities:
Funding debt	1,320
Current liabilities, less current portion of debt	676
Other liabilities	562

Total liabilities assumed	2,558

Net assets acquired	52

Non-controlling interest acquired	9
Total consideration paid	595
Goodwill	$552

The excess of purchase consideration over net assets assumed is reflected as goodwill, which represents the strategic value assigned to Dole Food Company, including expected benefits from synergies resulting from the acquisition, as well as the knowledge and experience of the workforce in place. In accordance with applicable accounting standards, goodwill is not amortized and will be tested for impairment at least annually, or more frequently, if certain indicators are present.

Amounts preliminarily allocated to intangible assets and goodwill may change significantly, and amortization methods and useful lives may differ from the assumptions that have been used in this unaudited pro forma condensed consolidated financial information, any of which could result in a material change in operating expenses.

3. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Operations

The Transaction Accounting Adjustments are based on preliminary estimates and assumptions that are subject to change.

Transaction Accounting Adjustments Related to Reclassification

Certain balances and transactions presented in the historical financial statements of Dole Food Company included within the unaudited pro forma condensed consolidated statements of operations have been reclassified within the Transaction column to conform to the presentation of the financial statements of Total Produce. The reclassifications are not material.

Transaction Accounting Adjustments Related to the Transaction

The following adjustments have been reflected in the unaudited pro forma condensed consolidated statements of operations and are related to the Transaction. The Transaction is reflected within the unaudited pro forma condensed consolidated statements of operations as if the acquisition

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had occurred on January 1, 2020. Therefore, the Transaction Accounting Adjustments below are related to the year ended December 31, 2020 unless otherwise noted:

(a)

Reflects estimated revenue of $57.9 million for the year-ended December 31, 2020 associated with sales of products between Dole Food Company and Total Produce that should be eliminated in consolidation as a result of the Transaction.

(b)

Reflects estimated cost of products sold of $57.9 million for the year-ended December 31, 2020 associated with sales of products between Dole Food Company and Total Produce that should be eliminated in consolidation as a result of the Transaction, reduction in depreciation of $4.0 million as part of Note D below offset by the impact of the estimated Fair Value uplift on inventory of $2.3 million:

	Year ended 31 December 2020
Elimination of intercompany purchases	$(58)
Depreciation reduction as a result of fair value estimate	(4	)D
Impact of fair value uplift on inventory	2

Transaction accounting adjustments to cost of products sold	$(60)

(c)	Reflects impact of fair value uplift on assets disposed of during financial period ($4.9 million) offset by reduction in depreciation of $1.3 million as part of Note D below

	Year ended 31 December 2020
Depreciation reduction as a result of fair value estimate	$(1	)D
Impact of fair value uplift on assets disposed of during the period	5

Transaction accounting adjustments to selling, general and administration costs	$4

(d)

Reflects the adjustment of $5.2 million for the year ended December 31, 2020, to lower depreciation expense related to the lower estimated basis of the acquired property, plant & equipment. The estimated fair value and useful life calculations are preliminary and subject to change after the Company finalizes its review of the specific types, nature, age, condition and location of the Company’s property, plant & equipment. The following table summarizes the changes in the estimated depreciation expense, which is recorded in cost of sales and SMG&A within the unaudited pro forma condensed consolidated statements of operations:

Year ended 31 December 2020
Estimated Dole Food Company depreciation expense based on lower basis of the acquired property, plant & equipment	$111
Reversal of Dole Food Company depreciation expense	(116)

Transaction accounting adjustments to depreciation expense	$(5)

(e)

Reflects the tax-effect of the Transaction Accounting Adjustments related to the Transaction before income taxes at respective statutory income tax rates applied on a jurisdictional basis and other adjustments that are more likely than not to be realized from positive evidence introduced from the Transaction Accounting Adjustments related to the Transaction before income taxes. The effective tax rate in future years is expected to vary from these respective statutory income tax rates applied on a jurisdictional basis.

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Transaction Accounting Adjustments Related to IPO and Debt transactions

The following adjustments have been reflected in the unaudited pro forma condensed consolidated statements of operations and are related to the IPO and Debt transactions:

(f)	Reflects the adjustments related to Total Produce’s investment in DFC Holdings:

(i)	adjustment of Total Produce’s original investment in DFC Holdings to its current fair market value.

(ii)	reversal of Total Produce’s share of Dole Food Company’s earnings, net of tax

i. adjustment of Total Produce’s original investment in Dole Food Company to its current fair market value	Year ended 31 December 2020
Estimated fair value of Total Produce’s 45% investment in DFC Holdings	$355
Carrying value of Total Produce’s 45% investment in DFC Holdings	(340)

Fair value adjustment to Total Produce’s 45% investment in DFC Holdings	$15

ii. reversal of Total Produce’s share of Dole Food Company’s earnings, net of tax	Year ended 31 December 2020
Total Produce’s share of Dole Food Company’s earnings, net of tax	$(22)
Deferred tax recognized on the change in Total Produce’s temporary taxable basis difference on its investment in DFC Holdings	7

Transaction accounting adjustments to income from equity method investments	$(15)

(g)

Reflects the decrease in interest expense of $18.3 million for the year ended December 31, 2020, including the related accretion of original issue discount ($14.2 million), early redemption fees on senior secured notes ($5.4 million), and amortization of deferred financing costs ($4.0 million) as a result of the issuance of new debt in conjunction with the Debt Issuance.

Amount:
Interest on extinguished debt	$(89)
One-time expense—Extinguishment of old debt issuance costs	14
One-time expense—Early repayment fee on senior secured bonds	6
Amortization of new debt issuance costs	4
Interest on new debt issuance	47

Transaction accounting adjustments to interest expense	$(18)

(h)

Reflects the tax-effect of the Transaction Accounting Adjustments related to the IPO Transaction before income taxes at respective statutory income tax rates applied on a jurisdictional basis. The effective tax rate in future years is expected to vary from these respective statutory income tax rates applied on a jurisdictional basis.

4. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet

The Transaction Accounting Adjustments to the unaudited pro forma condensed consolidated balance sheet are based on preliminary estimates and assumptions that are subject to change. The following Transaction Accounting Adjustments have been reflected in the unaudited pro forma condensed consolidated balance sheet as of December 31, 2020.

Transaction Accounting Adjustments Related to IPO

(i)	Represents incremental public company costs of $10 million arising from the IPO transaction.

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(j)

Reflects management’s estimates of the fair values of tangible and intangible assets acquired and liabilities assumed is based in part on historic third-party valuations. A summary of the fair value adjustments are noted below:

Amount
Current assets	$(1)
PPE, net	(32)
Investments in non-consolidated entities	(2)
Intangible assets	24
Other assets	(5)
Funding debt	14
Current liabilities, less current portion of debt	(2)
Other liabilities	(20)

(k)	Reflects the elimination of Total Produce’s $340.5 million balance of its existing investment in DFC Holdings.

(l)

The Company is subject to U.S. federal, state and local income taxes in each jurisdiction it operates and will file respective income tax returns for such jurisdictions. This adjustment reflects the derecognition of deferred liabilities of $19.7 million in connection with the IPO Transaction assuming the highest enacted statutory income tax rates by jurisdiction.

(m)

The unaudited pro forma condensed consolidated balance sheet reflects expected proceeds from the sale of                ordinary shares in this offering, at the initial public offering price of $        per ordinary share, (based on the midpoint of the initial public offering price range set forth on the cover of this prospectus), for total gross proceeds of $                , net of underwriting discounts and commissions as follows:

Amount
Gross offering proceeds	$
Underwriting discounts and commissions and estimated offering expenses

Net proceeds	$

(n)	Represents the repayment of outstanding debt with the net proceeds from the IPO Transaction, less unamortized debt issuance costs of $27 million.

Amount
Net offering proceeds	$565
Debt issuance costs	(27)

Repayment of outstanding debt	$538

(o)	Represents elimination of existing Dole Food Company goodwill of $330 million and new goodwill of $552 million as a result of the preliminary purchase price allocation.

5. Pro Forma Earnings Per Share

The unaudited pro forma weighted average number of basic and diluted shares outstanding for the year ended December 31, 2020 is calculated as follows:

	December 31, 2020
Net income attributable to ordinary stockholders		$99
Weighted-average shares used in computing net income per share

Net income per share attributable to ordinary stockholders	$

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The unaudited pro forma weighted average number of basic shares outstanding is calculated by adding the number of Company shares expected to be issued to the stockholders of Dole plc after giving effect to the IPO Transaction.

6. Supplemental schedules

Pro Forma Impact on

Adjusted EBITDA and

Adjusted Revenue

The table below presents the impact of the pro forma adjustments presented above on Adjusted EBITDA which is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total Produce and Dole Food Company for additional information.

	Dole Food Company Historical	Total Produce Historical	Eliminate TP’s Share of Dole Food Company’s EBITDA	Pre-Transaction costs EBITDA	Transaction Accounting Adjustments	December 31, 2020 Dole plc
Adjusted EBITDA	248	249	(114)	383	(12)	371

Reconciliation from revenue to

adjusted revenue

Year ended December 31, 2020
Revenue	8,960
Share of revenue of equity accounted investments after elimination of proportionate share of transactions between Group subsidiaries and these equity accounted investments	705
Adjusted revenue	9,665

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TOTAL PRODUCE AND DOLE

The following discussion and analysis of our financial condition and results of operations should be read together with our “Unaudited Pro Forma Condensed Consolidated Financial Information,” and the other financial information and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are the premier global leader in fresh produce. We offer over 300 products grown and sourced both locally and globally from approximately 80 countries in various regions, which are distributed and marketed in 30 countries, across retail, wholesale, foodservice and ecommerce channels. Our most significant products hold leading positions in their respective categories and markets. By way of example, we are one of the world’s largest producers of fresh bananas and pineapples, and a leader in value added and fresh packed vegetables in North America and other growth categories across the wider fresh produce product range worldwide.

Our business philosophy is to be local at heart but global by nature. Our business model is centered around creating a vertically integrated business including own production and sourcing capabilities as well as control of the supply chain and distribution. Our global production, sourcing and logistics capabilities, coupled with on-the-ground local expertise, presence, and distribution network, allow us to market a diverse and differentiated set of global products within the local markets we serve. Additionally, our owned acreage combined with a multi-continental sourcing model provide us with operating flexibility and product availability throughout the year. Within many markets in Europe we operate a partnership model with our grocery retail customers, offering holistic fresh produce category management solutions and in some cases managing entire categories within their stores.

Dole plc is the result of the combination of Dole Food Company and Total Produce, two complementary and culturally aligned organizations each with more than 130 years of history in the fresh produce industry. Going forward, Dole plc will be organized by the following divisions: Tropical Fruit, Fresh Vegetables, Diversified Produce (EMEA) and Diversified Produce (Americas & ROW). We believe this organizational structure will allow us to continue serving our existing customers with the exceptional quality that they have come to associate with the brands we market, and drive significant growth and cost benefits through the realization of synergies across the enlarged business.

We believe that the quality of our assets and people empower a robust, market-oriented business model. Our management team, with significant experience in the fresh produce sector, will lead our workers and employees, who are some of the most experienced and accomplished professionals in the fresh produce sector.

Key Factors and Trends Affecting Our Results of Operations

Our results of operations are affected by numerous factors, including the balance between the supply of and demand for our products and competition from other fresh produce companies. Our results of operations are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve. Set forth below are key factors that may have a significant impact on our results of operations in the future and have impacted Total Produce’s and Dole Food Company’s historical results of operations.

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Price Fluctuations and Supply / Demand Management

Matching marketplace demand with supply from local and global producers is a core competency for our business. Fresh produce supply and demand management is complicated by the inherent perishability and relatively short shelf-life of the products we sell and the influence of environmental factors beyond our immediate control. Unexpected weather events, for example, can stimulate demand. A warm spell can drive strawberry sales. Conversely, a cold snap can disrupt production and limit yields and supply. Adverse weather may also impact our supply chains, preventing us from procuring supplies necessary to the running of our operations and delivering our products to our customers. Outsized weather events and natural disasters (e.g., hurricanes in Honduras, unseasonable rainfall in Chile) may prolong or worsen such impacts. Prices and margins fluctuate accordingly. Supply planning traverses seasons and continents and is often conducted months in advance of sale limiting our capacity to adjust volumes, though by virtue of the flexibility inherent across our operations, we are accomplished at managing contingencies. Long-term contracts with key customers can also mitigate risk.

Foreign Currency Fluctuations

Each of Total Produce and Dole Food Company are exposed to purchases and sales transactions in several local currencies, primarily the Euro. See further discussion below under Critical Accounting Policies and Estimates and the notes to the consolidated financial statements.

Volatility in Commodity Costs

Our business is heavily dependent on raw materials and other inputs, such as fuel, containerboard, fertilizers, plastic resins and other commodity costs used in the growing, packaging, manufacturing and distribution of our products. Changes in the costs of raw materials and other inputs have historically impacted and are expected to continue impacting our profitability. Increases in commodity costs have in the past resulted in, and may in the future result in, price increases in our portfolio of products to mitigate the impact of such increased costs.

Competitor Activity

By virtue of the geographic, product and sectoral diversity evident across our group, our operations are affected by the activities of a wide variety of competitors from across the retail, wholesale and foodservice sectors. Impact can be region or sector specific, affecting individual business units or it can influence the wider marketplace, typically lowering prices and margins in general or in some instances resulting in reduced volumes arising from the loss of key categories or customers.

Regulatory Restrictions, Restrictions on Free Trade and Tariffs.

International regulatory restrictions, the application of tariffs and restrictions on free trade by nations or trading blocs can influence the performance of group operations. This can take the form of outright bans on the imports of products. An example includes the ban on European fresh fruits and vegetables by the Russian Federation in 2014, regulatory restrictions which preclude the importation of products grown outside of strict specifications or taxes applied to disincentive importation from third countries. Exposure will typically reflect the profile of any given business unit’s produce sales and customer base.

Income Taxes

Each of Total Produce and Dole Food Company account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected

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future tax consequences of events that have been included in the financial statements. See further discussion below under Critical Accounting Policies and Estimates and the notes to the consolidated financial statements included elsewhere in this registration statement for additional details about our income taxes.

Impact of COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic after the global spread of a novel strain of coronavirus, and recommended containment and mitigation measures worldwide. Since the outbreak of COVID-19 all parts of our business have remained open and have continued to work tirelessly to safely supply fresh produce to our customers. It is due to the efforts of our people that we have been able to support frontline workers and help feed consumers. The health and safety of all colleagues across the business is at the forefront of our thinking with the introduction of safe working practices. We have participated in helping local communities including supplying food packages to frontline healthcare workers, providing fruit to those in need, loaning vehicles to transport meals to the homeless and donating fresh produce to local food banks.

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic has had an impact on our results of operations during fiscal year 2020 as discussed further below. Government imposed mandatory closures and restrictions across various of our key global markets have resulted in volatile supply and demand conditions. This led reduced level of activity in the foodservice sector but was offset by robust retail and wholesale demand. Across the Group, our businesses modified sales strategies to further increase retail focus and source more produce to meet increased retail demand. There was an increase in demand for staple items, bananas, potatoes, vegetables and produce with a high vitamin C content (citrus and kiwi fruit) with reduced demand for melons and pineapples due to lower food service activity. Within the European and International divisions, there were additional operating costs relating to COVID-19 such as employee personal protective equipment and costs of additional shifts in warehouses to comply with physical distancing. These additional costs were offset by reductions in other costs such as travel expenses. Within the Dole Food Company division certain one-off costs associated with COVID-19 such as costs of double shifts, protective equipment and additional transport were incurred.

The Company’s liquidity position as a result of the COVID-19 pandemic was not materially impacted. There was a positive working capital inflow primarily from the impact of a change in customer mix on receivables days and continued tight working capital management. In addition, there were initiatives and actions taken by the Company to protect its business and mitigate cash outflows due to COVID-19 with a deferral of some non-essential capital expenditure and curtailment of discretionary costs.

The government-imposed restrictions aimed at mitigating the spread of the virus across our key global markets and the related volatility in supply and demand conditions are expected to continue and will have an impact on our future operating results. Health agencies worldwide began to approve vaccines for combating the COVID-19 virus in early 2021. While administration of the vaccines has begun, mass distribution in many locations is unlikely to occur until late 2021 as local governments have prioritized initial distribution to certain healthcare and essential workers as well as those more susceptible to the effects of the virus. While we expect the impacts of COVID-19 to continue to have an effect on our business, the extent of the impact will depend on future developments, including the duration of the pandemic and related government restrictions, all of which are uncertain and cannot be predicted.

For more information, see “—Results of Operations” and “—Liquidity and Capital Resources” below, as well as “Risk Factors—Risks Related to Our Business and Industry—Public health

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outbreaks, epidemics or pandemics, including the global COVID-19 pandemic, have disrupted and may continue to disrupt, our business and could materially affect our business, financial condition and results of operations.”

Description of Segments

Total Produce

Total Produce to date has four primary reportable segments: Eurozone, Non-Eurozone, International and the results of its 45% investment in DFC Holdings is also treated as a reportable segment.

Non-Eurozone.    The Non-Eurozone reportable segment includes our UK, Swedish, Danish, Czech, and Eastern European businesses, all of which also market a complete portfolio of local and global produce through retail, wholesale and in some instances foodservice channels, predominantly in Scandinavia, the United Kingdom and Eastern Europe.

Eurozone.    The Eurozone reportable segment includes our Irish, Dutch, Spanish, French, Italian UK, Swedish, Danish, Eastern European and Brazilian businesses, each of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and in some instances foodservice channels across the European marketplace. The Brazilian business is included in the Eurozone as it is a subsidiary of our Dutch businesses and a supplier to our operations in the Eurozone.

International.    The International reportable segment includes our U.S., Canadian, Chilean and Indian businesses, all of which market globally and locally sourced fresh produce.

Dole Food Company.    The Group’s 45% share of the results of Dole Food Company are included as a separate operating segment. A description of the profile of Dole Food Company follows.

Dole Food Company

Dole Food Company to date has three primary reportable segments: Fresh Fruit, Fresh Vegetables and Diversified, in addition to a corporate reporting segment.

Fresh Fruit.    The Fresh Fruit reportable segment sells bananas and pineapples which are sourced from local growers or Dole Food Company-owned or leased farms primarily located in Latin America, and sold throughout North America, Europe, Latin America and the Middle East.

Fresh Vegetables.    The Fresh Vegetables reportable segment sells value added and fresh packed vegetables and salads and has a line of fresh-packed products that includes produce like iceberg, romaine and leaf lettuces, celery, and value-added salad and meal kits. These products are sourced from North America and substantially all the sales are generated in North America.

Diversified.    The Diversified reportable segment sells fresh berries, deciduous fruit, and other fresh fruit whose growing and selling cycles are different than those of the Dole Food Company’s bananas and pineapples, which are reported in the Company’s Fresh Fruit business segment. These products are sourced from North America, Latin America and South Africa and sold throughout North America, Europe, Latin America, the Middle East and Africa (primarily in South Africa).

Dole plc

Following the consummation of the Pro Forma Transactions, Dole plc is expected to have four primary reportable segments: Tropical Fruit, Fresh Vegetables, Diversified Produce (EMEA) and

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Diversified Produce (Americas & ROW). These segments will be managed separately due to differences in geography, products, production processes, distribution channels and customer bases, in addition due to historical integration of businesses prior to the Pro Forma Transactions.

Tropical Fruit.    The Tropical Fruit reportable segment will sell bananas, pineapples which are sourced from local growers or Dole plc-owned and leased farms primarily located in Latin America, and sold throughout North America, Europe, Latin America and the Middle East.

Fresh Vegetables.    The Fresh Vegetables reportable segment will sell value added and fresh packed vegetables and salads and has a line of fresh-packed products that includes produce like iceberg, romaine and leaf lettuces, celery, and value-added salad and meal kits. These products are sourced from North America and substantially all the sales are generated in North America.

Diversified Produce (EMEA).    The Diversified Produce (EMEA) reportable segment will include Dole plc’s Irish, Dutch, Spanish, French, Italian, UK, Swedish, Danish, Eastern European and Brazilian businesses, each of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and in some instances foodservice channels across the European marketplace.

Diversified Produce (Americas & ROW).    The Diversified Produce (Americas & ROW) segment will include Dole plc’s U.S., Canadian, Chilean and Indian businesses, all of which market globally and locally sourced fresh produce.

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Total Produce Results of Operations

Selected results of operations for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 were as follows:

	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in millions, other than per share amounts)
Revenue	$4,345.9	$4,166.8	$4,392.6
Cost of Sales	(4,012.3,)	(3,864.3)	(4,067.2)

Gross profit	333.6	302.5	325.4
Selling, general and administrative expenses	(264.9)	(252.7)	(256.2)
Impairment loss of goodwill	—	—	(9.8)
Impairment loss of property, plant and equipment	(1.2)	—	—
(Loss)/gain on disposal of farming investment	—	(0.7)	17.4
Restructuring expense	—	(1.3)	(5.8)
Foreign currency gain from share placing	—	—	14.8

Operating income	67.5	47.8	85.7
Interest income	2.6	3.1	4.4
Interest expense	(10.5)	(12.0)	(13.8)
Other (expense)/income, net	(0.5)	3.9	1.1

Income (loss) before income taxes and income from investments accounted for under the equity method	59.1	42.8	77.3

Income tax expense	(18.1)	(10.3)	(19.9)
Equity in net earnings of investments accounted for under the equity method	30.3	36.9	0.4

Net income	71.3	69.4	57.8
Less net income attributable to noncontrolling interests	(18.8)	(14.3)	(21.2)

Net income attributable to Total Produce plc.	$52.5	$55.1	$36.6

Net income per ordinary share attributable to Total Produce plc.—Basic (in USD cents per share)	13.51	14.17	9.59
Net income per ordinary share attributable to Total Produce plc.—Diluted (in USD cents per share)	13.49	14.14	9.56

Total Produce Fiscal Year 2020 Compared to Fiscal Year 2019

Revenue

Revenues for the year ended December 31, 2020 increased 4.3%, or $179.1 million, to $4,345.9 million from $4,166.8 million for the year ended December 31, 2019 due to robust demand from retailers and wholesalers offsetting reduced levels of activity in the food service sector due to COVID-19. Our businesses modified sales strategies to further increase retail focus and to source more produce to meet increased retail demand. There was an increase in demand for the staple items, bananas, potatoes, vegetables and produce with high vitamin C content (citrus and kiwi fruit) with reduced demand for pineapples and melons due to lower foodservice activity. The Group also benefited from the incremental impact of bolt-on acquisitions. These bolt-on acquisitions are primarily in the Eurozone segments and contributed $80 million to revenues, net of the impact of the disposal of a small business in the Non-Eurozone segment. Currency had a positive impact of $25 million on the translation of the results of foreign currency denominated operations to the U.S. dollar in the year primarily due to the weakening of the U.S. dollar against Euro. On a like-for like basis excluding the

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impact of acquisitions, divestments and currency translation, revenues were circa $74.0 million (1.8%) ahead of prior year with average price increases offsetting a modest volume decrease.

Cost of Sales

Cost of sales for the year ended December 31, 2020 increased 3.8%, or $148.0 million, to $4,012.3 million compared to $3,864.3 million for the year ended December 31, 2019. This increase was due to higher cost of procuring fruit, the impact of bolt-on acquisitions in the year and the impact on the translation of the overall results of foreign currency denominated operations to U.S. dollar in the year primarily due to the weakening of the U.S. dollar against the Euro.

Gross Profit

Gross profit for the year ended December 31, 2020 increased 10.3%, or $31.1 million, to $333.6 million compared to $302.5 million for the year ended December 31, 2019. Gross profit percentage for the year ended December 31, 2020 increased 40 basis points to 7.7% from 7.3% for the year ended December 31, 2019 primarily due to increased margins in the Eurozone and Scandinavia offset in part by lower gross margins in the United Kingdom.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2020 increased 4.8%, or $12.2 million, to $264.9 million compared to $252.7 million for the year ended December 31, 2019. This increase was primarily attributable to increases in bad debt charges, wages and salaries, and legal and professional fees. Currency movements in 2020 led to an increase in SG&A on the translation of the overall results of foreign currency denominated operations to the U.S. dollar primarily due to the weakening of the U.S. dollar against the Euro with the impact from bolt-on acquisitions also contributing to the increase. This was offset by a decrease in travel and entertainment costs due to worldwide restrictions on travel from March 2020 onwards due to COVID-19.

Impairment of Property, Plant and Equipment

For the year ended December 31, 2020, Total Produce recognized a non-cash impairment charge of $1.2 million relating to two properties in the United Kingdom where fair value was deemed to be below historic cost. There were no impairments of property, plant and equipment in for the year ended December 31, 2019.

Gain/(loss) on Disposal of Farming Investment

Total Produce recorded a loss of $0.7 million for the year ended December 31, 2019, in connection with a 2018 disposal by a subsidiary of the Group of an interest in a farming entity for consideration of shares in an equity investment which was realized over a period of two to three years and could vary depending on certain circumstances. The loss represents the fair value loss on the remaining investments at December 31, 2019 less gains on investments sold in the year net of associated costs. The Group recorded no gains or losses on these transactions for the year ended December 31, 2020.

Restructuring Costs

There were no material restructuring charges for the fiscal year ended December 31, 2020 and $1.3 million of restructuring costs were incurred for the fiscal year ended December 31, 2019. In 2019, restructuring costs included $0.4 million of restructuring programs in the Eurozone and Non-Eurozone Segments and $0.9 million associated with the disposal and termination of two small businesses in the Non-Eurozone Segment.

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Operating Income.

Operating income for the year ended December 31, 2020 increased 41.2%, or $19.7 million, to $67.5 million compared to $47.8 million for the year ended December 31, 2019 with an increase in gross profit across most businesses. Also included within the 2019 operating income were one-off costs relating to the loss on disposal of a farming investment ($0.7 million) and restructuring expenses ($1.3 million) which did not re-occur in 2020. Currency also had a positive impact on the translation of the overall results of foreign currency denominated operations to the U.S. dollar in the year primarily due to the weakening of the U.S. dollar.

Interest Income.

Interest income for the fiscal year ended December 31, 2020 decreased by $0.5 million to $2.6 million compared to $3.1 million for the fiscal year ended December 31, 2019. This was primarily due to lower interest income on grower loans due to a decrease in average loans and advances to growers in 2020.

Interest Expenses

Interest expense for the fiscal year ended December 31, 2020 decreased $1.5 million to $10.5 million compared to $12.0 million for the fiscal year ended December 31, 2019. This was primarily due to the fall in U.S. LIBOR rates and lower average net debt in the fiscal year ended December 31, 2020.

Other (Expense)/Income, Net.

Other expenses, net for the year ended December 31, 2020, were $0.5 million which compared to other income, net of $3.9 million for the year ended December 31, 2019. The net movement of $4.4 million was primarily due to other components of net periodic benefit cost increasing by $1.8 million, a net increase of $0.7 million in movements in contingent consideration and a net increase of $0.7 million in unrealized movements on derivative instruments for the year ended December 31, 2020.

Income Tax Expense.

Income tax provision increased to $18.1 million for the year ended December 31, 2020 compared to $10.3 million for the year ended December 31, 2019. The increase in the provision for income is primarily due to overall increased earnings, a higher proportion of earnings in certain higher tax jurisdictions, the increase in the valuation allowance recognized against certain deferred tax assets and an increase in non-deductible expenses. This is partially offset by increased non-taxable income and the impact of adjustments in respect of the prior years.

Equity in Net Earnings of investments Accounted for Under the Equity Method.

Equity in net earnings of investments accounted for under the equity method decreased to $30.3 million for the year ended December 31, 2020 compared to $36.9 million for the year ended December 31, 2019.

The Group’s 45% share of the net earnings of Dole Food Company for the year ended December 31, 2020 decreased to $21.9 million from $24.9 million for the year ended December 31, 2019. Gross profits in Dole Food Company increased in 2020 but this was more than offset by the Group’s $4.9 million share of the net charge with Dole Food Company relating to non-recurring COVID-19 costs and higher depreciation charges in the year.

Included in net earnings of investments accounted for under the equity method for the year ended December 31, 2020 is a deferred tax charge of $6.7 million recognized on the Group’s temporary

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taxable basis difference on its investment in Dole Food Company. The corresponding charge was $1.0 million for year ended December 31, 2019.

The Group’s share of the net earnings of other equity accounted affiliates for the year ended December 31, 2020 increased to $15.1 million compared to $13.0 million for the year ended December 31, 2019.

Net Income

Net income for the year ended December 31, 2020 increased 2.7% or $1.9 million compared to $69.4 million for the year ended December 31, 2019. The change was due to the increase in operating income partially offset by the increase in other expenses, the increase in the income tax provision and the decrease in equity in net earnings of investments accounted for under the equity method as noted above.

Net Income Attributable to Noncontrolling Interests

Net income to controlling interests increased to $18.8 million for the fiscal year ended December 31, 2020 from $14.3 million for the fiscal year ended December 31, 2019 due to an increase in earnings in certain non-wholly owned subsidiaries in Europe and North America.

Diluted EPS

Diluted earnings per share decreased 4.6% to $13.49 cent per share for year ended December 31, 2020 compared to $14.14 cent per share for the year ended December 31, 2019 due to the increase in the net income attributable to noncontrolling interests.

Total Produce Fiscal Year 2019 Compared to Fiscal Year 2018

Revenue

Revenues for the year ended December 31, 2019 decreased 5.1%, or $225.8 million, to $4,166.8 million compared to $4,392.6 million for the year ended December 31, 2018. Currency had a negative impact of $177 million on the translation of the results of foreign currency denominated operations to U.S. dollar primarily due to the strengthening of the U.S. dollar against the Euro, Sterling and Swedish Krona. The Group also benefited from bolt-on acquisitions. These bolt-on acquisitions primarily in the Eurozone segments contributed $36 million to revenues, net of the impact of the disposal of a small business in the Non-Eurozone segment. On a like for like basis, excluding the impact of acquisitions, divestments and currency translation, revenues were $85 million, 1.9% lower than 2018 with a small decrease in volume, which was partially offset by price increases due to conditions in certain markets in the Eurozone where fresh produce markets were particularly competitive partially offset by good trading in the International division and good pricing in some key categories. Strong trading in the International division was offset in part by the poor weather in California from April to June, which led to less optimal growing conditions and weaker trading in the strawberry-growing operations. The uncertainty surrounding international trade led to a small reduction of exported goods from the US to India and China due to higher tariffs

Cost of Sales

Cost of sales for the year ended December 31, 2019 decreased 5.0%, or $202.9 million, to $3,864.3 million compared to $4,067.2 for the year ended December 31, 2018. This decrease was primarily due to the strengthening of the U.S. dollar in 2019 which led to lower costs on translation of the results of foreign currency denominated operations to U.S. dollar and a decrease in volumes. This was offset in part by the incremental impact of bolt-on acquisitions.

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Gross Profit

Gross profit decreased 7.0%, or $22.9 million, for the year ended December 31, 2019 to $302.5 million compared to $325.4 million for the year ended December 31, 2018. Gross profit percentage for the year ended December 31, 2019 decreased 10 basis points to 7.3% from 7.4% for the year ended December 31, 2018 in large part due to decrease in margins in Holland due to competitive market conditions in the salad sector and lower margins in Scandinavia.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 1.4%, or $3.5 million, for the year ended December 31, 2019 to $252.7 million compared to $256.2 million for the year ended December 31, 2018. During the year there were increases due to the incremental effect of bolt on-acquisitions and increases in IT, legal and professional fees. These were offset by the impact of the strengthening of the US Dollar on translation of costs of foreign currency denominated operations to the U.S. dollar primarily due to the strengthening of the U.S. dollar against the Euro, Sterling and Swedish Krona.

Impairment Loss of Goodwill

There were no goodwill impairments for the year ended December 31, 2019. For the year ended December 31, 2018, Total Produce recognized a non-cash impairment charge of $9.8 million relating to a business in the Netherlands which experienced a difficult trading environment resulting in a slower recovery than had been previously anticipated.

Gain/(loss) on Disposal of Farming Investment

In 2018, a subsidiary of Total Produce disposed of an interest in a farming entity for consideration of shares in an equity investment which was to be realized over a period of two to three years and could vary depending on certain circumstances. The exceptional gain of $17.4 million for the fiscal year ended December 31, 2018 represented the gain on the disposal of the investments that were received at that date, the fair value movements on the investment held in escrow at December 31, 2018 and net of all associated costs.

The loss of $0.7 million for the fiscal year ended December 31, 2019 represents the fair value loss on the remaining investments at December 31, 2019 less gains on investments sold in the year net of associated costs.

Restructuring Costs

Total Produce recorded restructuring costs of $1.3 million for the fiscal year ended December 31, 2019. This included costs of $0.4 million on restructuring programs in the Eurozone and Non-Eurozone segments and $0.9 million associated with the disposal and termination of two small businesses in the Non-Eurozone segment.

For the year ended December 31, 2018, Total Produce recognized restructuring costs of $5.8 million. This included costs of $2.6 million of restructuring in the Eurozone segment (primarily in Holland) and $3.2 million on closure of two businesses in the Non-Eurozone segment.

Foreign Currency Gain From Share Placing

In February 2018, the Group issued 63 million new ordinary shares raising proceeds of €141 million (net of associated costs) to finance the initial 45% equity investment in DFC Holdings. The net proceeds from this issuance were used, via an intercompany loan, to purchase U.S. dollars in February 2018. The strengthening of the U.S. dollar from the date of purchase of the U.S. dollars to

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when the intercompany loan was converted to equity in August 2018, following the completion of the acquisition of Dole Food Company, resulted in a foreign currency gain of €12.5 million ($ 14.8 million). There were no such exchange rate gains or losses for the fiscal year ended December 31, 2019.

Operating Income

Operating income decreased 44.2%, or $37.9 million, to $47.8 million for the year ended December 31, 2019 compared to $85.7 million for the year ended December 31, 2018. This is partially due to a number of one-off gains and charges included with operating income in 2018 which as noted above did not re-occur in 2019. These included charge for impairment of goodwill of $9.8 million, a gain on disposal of farming business $17.4 million, a restructuring expense of $5.8 million and a foreign currency gain from share placing of $14.8 million. Together these had a net impact of increasing operating income for the year ended December 31, 2018 by $16.6 million. For the year ended December 31, 2019 there were one-off expenses recognized of $2.0 million consisting of a restructuring expense of $1.3 million and a loss on disposal of a farming investment of $0.7 million.

Operating income also decreased due to competitive conditions in certain markets in the Eurozone segment. Trading conditions were challenging, particularly in the Netherlands in the vegetable and salad categories where the market remains very competitive. Trading was satisfactory in southern Europe but lower compared to a particularly strong year in 2018. This was partially offset by good trading in the International segment helped by good margins in some key categories. Currency had a negative impact on operating income on translation of the results of foreign currency denominated operations to U.S. dollar primarily due to the strengthening of the U.S. dollar against the Euro, Sterling and Swedish Krona.

Interest Income

Interest income decreased by $1.3 million for the fiscal year ended December 31, 2019 to $3.1 million compared to $4.4 million for the fiscal year ended December 31, 2018. The increase in interest income was primarily driven by one-off interest income in 2018 on the proceeds of the share placing in the period to June 30, 2018 before the proceeds were used in the acquisition of a 45% stake in DFC Holdings.

Interest Expenses

Interest expense decreased $1.8 million for the fiscal year ended December 31, 2019 to $12.0 million compared to $13.8 million for the fiscal year ended December 31, 2018. The decrease in interest expense in 2019 is primarily due to one-off financing costs associated with the acquisition of a 45% stake in DFC Holdings in 2018 of $2.2 million and a lower cost of funding in 2019 partially offset by the impact of a higher average net debt in the year due to the acquisition of Dole Food Company.

Other (Expense)/Income, Net

Other income, net increased by $2.8 million for the year ended December 31, 2019 to $3.9 million compared to $1.1 million for the year ended December 31, 2018. This was primarily due to acquisition related costs being $4.0 million higher in 2018 due to the initial acquisition of a 45% interest in Dole and other components of net periodic benefit cost decreasing by $0.4 million offset by a $2.3 million decrease in fair value gains on contingent consideration.

Income Tax Expense

Income tax provision decreased to $10.3 million for the year ended December 31, 2019 compared to $19.9 million for the year ended December 31, 2018. The decrease in the provision for income taxes is primarily due to reduced earnings, an increase in non-deductible expenses and the tax effect of fair value adjustments in 2018 not recurring in 2019. This is partially offset by reduced non-taxable income and other items.

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Equity in Net Earnings of Investments Accounted for Under the Equity Method.

Equity in net earnings of investments accounted for under the equity method increased to $36.9 million for the year ended December 31, 2019 compared to $0.4 million for the year ended December 31, 2018.

The Groups 45% share of the net earnings in Dole Food Company increased to $24.9 million from a loss of $11.8 million for the year ended December 31, 2018. The increase in the equity in net earnings of Dole Food Company is primarily due to the full year effect of Dole Food Company for the year ended December 28, 2019. The 2018 year reflects the results of Dole Food Company for the five-month period from August 1, 2018 to December 29, 2018 and as Dole Food Company’s overall business is seasonal with the greater share of profits earned in first half of the year, the contribution of Dole Food Company to the Group’s result for the five-month period was a loss. In 2019, the improvement of the Dole Food Company Fresh Vegetable division also contributed to the increase.

Included in net earnings of investments accounted for under the equity method for the year ended December 31, 2019 is a deferred tax charge of $1.0 million recognized on the Group’s temporary taxable basis difference on its investment in DFC Holdings. There was no charge for the year ended December 31, 2018.

Net earnings of other equity accounted affiliates for the year ended December 31, 2019 increased to $13.0 million from $12.4 million for the year ended December 31, 2018.

Net Income

Net income increased 20.1%, or $11.6 million, to income of $69.4 million for the year ended December 31, 2019 compared to $57.8 million for the year ended December 31, 2018. This increase was due to the increase in the net earnings of investments accounted for under the equity method, a reduction in income taxes expense. This was partially offset by the decrease in operating income noted above.

Net Income Attributable to Noncontrolling Interests

Net income attributable to controlling interests decreased to $14.3 million for the fiscal year ended December 31, 2019 from $21.2 million for the fiscal year ended December 31, 2018 due to the decrease in earnings in certain non-wholly owned subsidiaries in Europe.

Diluted EPS

Diluted earnings per share increased 48.0% to $14.14 cent for the year ended December 31, 2019 compared to $9.56 cent per share for the year ended December 31, 2018 due to the increase in net income and the reduction in income attributable to noncontrolling interests.

Total Produce Non-GAAP Financial Measures

Adjusted Revenue

Adjusted Revenue is defined as revenue adjusted to include each segment’s share of revenue from investments accounted for under the equity method (includes the Group’s 45% share of Revenue in Dole Food Company). Management uses Adjusted Revenue when evaluating performance of Total Produce because of the significance of investments accounted for under the equity method to the Group.

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	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. dollars in thousands)
Revenue	$4,345,939	$4,166,799	$4,392,593
Adjustments
Share of revenue of investments accounted for under the equity method(a)	2,779,874	2,708,054	1,550,655

Adjusted Revenue	$7,125,813	$6,874,853	$5,943,248

(a)

This includes Group share of revenue in equity accounted affiliates (includes Group’s 45% share of revenue in Dole Food Company) and is stated after elimination of proportionate share of transactions between Group subsidiaries and investments accounted for under the equity method.

EBIT and Adjusted EBITDA

Total Produce’s management uses EBIT and Adjusted EBITDA because they are measures commonly used by financial analysts in evaluating the performance of companies in our industry. The adjustments in calculated Adjusted EBITDA have been made because management excludes these amounts when evaluating performance because it eliminates the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. EBIT or Adjusted EBITDA is not calculated or presented in accordance with U.S. GAAP, and is not a substitute for net income, income from continuing operations, cash flows from operating activities or any other measure prescribed by U.S. GAAP. Further, EBIT or Adjusted EBITDA as used herein is not necessarily comparable to similarly titled measures of other companies.

EBIT is calculated from net income by adding net interest expense and income tax expense.

Adjusted EBITDA is calculated from EBIT by: (1) adding depreciation charges; (2) adding intangible asset amortization charges; (3) adding litigation and transaction related costs; (4) adding or subtracting fair value movements on contingent consideration; (5) adding impairment charges on goodwill, intangible assets and property, plant and equipment; (6) adding net unrealized loss or subtracting the net unrealized gain on derivative instruments; (7) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated intercompany borrowings; (8) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (9) adding restructuring charges or onerous contract costs; (10) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (11) adding financing charges and other debt related costs; (12) deducting the gain or adding the loss on the sale of equity investments or other business interests and (13) adding the foreign currency gains relating to proceeds from share placings. It also includes the Group share of these items within equity method investments and the following items specific to its equity method investment in DFC Holdings (A) deducting costs of discontinued operations; (B) adding vegetable recalls and related costs and (C) adding costs that are directly related to the COVID-19 pandemic, and are as follows: (i) incremental to charges incurred prior to the outbreak, including incremental costs related to personal protective equipment and transportation, and direct costs due to lower production capacity from a plant shutdown, (ii) not expected to recur once the crisis has subsided and operations return to normal, and (iii) clearly separable from normal operations.

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The following is a reconciliation of EBIT and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP financial measure:

Reconciliation of Net Income to EBIT and Adjusted EBITDA

	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Net income	$71,252	$69,387	$57,838
Adjustments
Income tax expense	18,130	10,312	19,854
Interest expense, net	7,919	8,965	9,465

EBIT	97,301	88,664	87,157
Depreciation	24,634	22,900	21,908
Amortisation of acquisition related intangible assets	11,548	11,509	12,115
Litigation and transaction related costs	396	198	4,197
Net unrealised loss/(gain) on derivative financial instruments	633	13	(428)
Fair value movements on contingent consideration	519	(228)	(2,551)
Goodwill impairment	—	—	9,811
Impairment of property, plant and equipment	1,210	—	—
Loss/(gain) on disposal of farming investment	—	749	(17,355)
Restructuring charges	—	1,280	5,764
Foreign currency gain from share placing	—	—	(14,771)
Items in earnings for equity method investments
Group share of depreciation	45,135	40,601	19,553
Group share of income tax expense	22,329	16,531	2,760
Group share of interest expense, net	34,631	37,808	18,022
Group share of other items*	10,602	7,604	5,561

Adjusted EBITDA	$248,938	$227,629	$151,743

*

Included in other items is the Group’s share of items within equity method investments. These include amortization of acquisition related intangible assets, net gain/loss on assets sales/impairments, net unrealized gain/loss on derivative financial instruments, net gain/loss on foreign currency denominated intercompany borrowings, restructuring charges and onerous costs, costs associated with industry wide product recalls, transaction costs, COVID-19 costs and costs of discontinued operations.

Segment Results of Operations

Management evaluates segment performance based on Adjusted Revenue and Adjusted EBITDA which are both Non-GAAP Measures. See previous pages for reconciliation of these non-GAAP Measures to the most appropriate comparable GAAP measures.

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In the first quarter of 2021, the Group changed the measure of profitability it uses to assess segment performance and allocate resources from Adjusted EBITA to Adjusted EBITDA.

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in millions)
Adjusted Revenue by segment:
Europe—Non-Eurozone	$1,706.8	$1,655.5	$1,745.2
Europe—Eurozone	1,920.9	1,856.3	2,063.0
International	1,475.3	1,420.7	1,385.0
Dole Food Company	2,098.5	2,012.6	815.7
Intersegment	(75.7)	(70.2)	(65.7)

Total	$7,125.8	$6,874.9	$5,943.2

Adjusted EBITDA by segment:
Europe—Non-Eurozone	$60.6	$57.8	$62.8
Europe—Eurozone	43.5	31.4	42.8
International	30.7	25.5	25.3
Dole Food Company	114.1	112.9	20.9

Total	$248.9	$227.6	$151.8

Total Produce Fiscal Year 2020 Compared to Fiscal Year 2019

Europe—Non-Eurozone—This segment includes the Group’s businesses in the Czech Republic, Poland, Scandinavia and the United Kingdom.

Adjusted Revenue increased by 3.1%, or $51.3 million. to $1,706.8 million from $1,655.5 million for the fiscal year ended December 31, 2019 helped by the incremental impact of bolt-on acquisitions. Currency translation had a positive impact on adjusted revenue on translation to the U.S. dollar due to the weakening of the U.S. dollar against Sterling and Swedish Krona. On a like-for-like basis excluding acquisitions, divestments and current translation adjusted revenue was circa 1% behind prior year with volume decreases offset in part by average price increases. Volume decreases are due to reduced demand in the food service sector in Scandinavia, the United Kingdom and the Czech Republic as a result of restrictions imposed due to COVID-19. This was offset by robust demand from retail, as well as an element of organic growth.

Adjusted EBITDA increased 4.8%, or $2.8 million, to $60.6 million from $57.8 million for the fiscal year ended December 31, 2019. Currency translation had a positive impact on Adjusted EBITDA on translation to the U.S. dollar due to the weakening of the U.S. dollar against Sterling and Swedish Krona. Robust demand from retailers helped offset lower foodservice activity in Denmark, the United Kingdom and Czech Republic.

Europe—Eurozone—This segment includes the Group’s businesses in France, Ireland, Italy, the Netherlands, Brazil and Spain. The Brazilian business is included in the Eurozone as it is a subsidiary of our Dutch businesses and a supplier to our operations in the Eurozone.

Adjusted Revenue increased by 3.5%, or $64.6 million, to $1,920.9 million from $1,856.3 million for the fiscal year ended December 31, 2019. Currency translation had a positive impact on adjusted revenue on translation to the U.S. dollar due to the weakening of the U.S. dollar by 1.9% against the Euro. Excluding the effect of acquisitions and divestments, adjusted revenue on a like-for-like basis was circa 1% ahead of prior year with average price increases offsetting a decrease in volumes.

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Throughout the Eurozone, robust retail and wholesale demand offset lower demand from the food service sector. The Group’s Dutch horticultural business remained challenged with reduced sales but this was offset by increased sales of imported citrus, mango, avocado and ginger.

Adjusted EBITDA increased 38.5%, or $12.1 million. to $43.5 million from $31.4 million for the fiscal year ended December 31, 2019. There was resilient performance across all divisions particularly Spain and an overall improved result in Holland. The Dutch horticultural businesses remained challenged with disappointing performance in vegetables offset by good results in the second half of the year from sales of local berries and deciduous product. The Group recorded strong performance particularly in the second half of the year in its import business helped by solid results in its mango, citrus, ginger and avocado lines.

International—This segment includes the Group’s businesses in North America, South America and India.

Adjusted Revenue increased by 3.8%, or $54.6 million, to $1,475.3 million from $1,420.7 million for the fiscal year ended December 31, 2019. Adjusted revenue also benefited from the increase in the shareholding in a joint venture which is now treated as a subsidiary. On a like-for-like basis excluding the effects of currency and acquisitions, revenue increased circa 3% due to average price increases with volumes marginally behind the prior year. The International division is largely retail focused. There was an increase in demand for staple items of potatoes, vegetables, citrus as well as kiwifruit. The impact of COVID-19 in the first half of the year saw a reduced demand for more expensive product and produce with a shorter shelf life. Revenue strengthened in the second half of the year particularly with stronger pricing in certain product lines and good volumes from new product sources.

Adjusted EBITDA increased 20.4%, or $5.2 million, to $30.7 million from $25.5 million for the fiscal year ended December 31, 2019 due to improved margins, lower operating costs (primarily travel related) and the benefit of a joint venture becoming a subsidiary. As noted earlier there was an increase in demand and margins of the staple items of potatoes and vegetables and products with a high vitamin C content (citrus and kiwifruit) since the COVID-19 pandemic outbreak. The segment also benefitted from stronger pricing in second half of the year and from volumes from new product sources.

Dole Food Company—This segment includes Total Produce’s 45% share of the results of Dole Food Company which is treated as an equity accounted investment.

Trading in Dole Food Company was good in the context of a challenging global environment due to COVID-19 and is benchmarked against a strong comparative year in the Fresh Vegetable division for some produce categories.

Total Produce’s 45% share of Revenue of Dole Food Company increased by 4.3%, or $85.9 million to $2,098.5 million for the fiscal year ended December 31, 2020 from $2,012.6 million for the fiscal year ended December 31, 2019.

Total Produce’s 45% share of Fresh Fruit revenues for the fiscal year ended December 31, 2020 increased 2.5%, or $31.1 million. Fresh Fruit revenues increased primarily due to higher sales volumes of bananas sold in North America and Latin America, and higher volumes and prices of other fruit sold in Europe, including citrus, kiwis, cherries, and apples. Revenue also increased due to favorable foreign currency movements, primarily related to the Euro. These increases were partially offset by lower overall pricing on bananas sold in North America, Europe, and Latin America.

Total Produce’s 45% share of Fresh Vegetables revenues increased 6.9%, or $37.0 million for the fiscal year ended December 31, 2020. Fresh Vegetables revenues increased primarily due to favorable volumes and pricing of value-added products, partially offset by lower pricing of fresh-packed products, primarily celery, which experienced exceptionally high prices during the prior year.

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Diversified revenues increased 0.8%, or $2.2 million for the fiscal year ended December 31, 2020. Diversified revenues increased primarily due to higher volumes and prices of citrus products in South Africa, coupled with increased volumes of strawberries, blueberries, and raspberries in North America. These increases were partially offset by lower sales volumes of grapes related to fewer growers and drought weather conditions, and lower sales volumes of apples, and unfavorable foreign currency movements

Adjusted EBITDA increased by 1.1%, or $1.2 million, to $114.1 million from $112.9 million for the fiscal year ended December 31, 2020 primarily due to stronger results in the Fresh Fruit segment with higher volumes and lower fuel and distribution costs. Results in Fresh Vegetable segment were also ahead of prior year due to favorable volume and pricing of value-added products and recent cost savings initiatives in packaging and distribution. This was partially offset by the lower pricing on fresh packed products, primarily celery due to the exceptionally high prices in 2019. The Diversified segment performed satisfactorily in the year with increased volumes and pricing on South African citrus and increased volumes of strawberries, blueberries and raspberries partially offset by lower volumes of grapes and apples. Corporate costs increased in 2020 primarily due to realized losses related to hedging activities.

Total Produce Fiscal Year 2019 Compared to Fiscal Year 2018

Europe—Non-Eurozone—This segment includes the Group’s businesses in the Czech Republic, Poland, Scandinavia and the United Kingdom. The Brazilian business is included in the Eurozone as it is a subsidiary of our Dutch businesses and a supplier to our operations in the Eurozone.

Adjusted Revenue decreased by 5.1%, or $89.7 million, to $1,655.5 million from $1,745.2 for the fiscal year ended December 31, 2018. This was in particular to the strengthening of the U.S. dollar against Swedish Krona and Sterling in 2019 which leads to lower revenues on translation to U.S. dollar. Revenue also decreased as a result of the cessation of a small distribution business in the second half of 2018, offset in part by the incremental contribution of bolt-on acquisitions. On a like-for-like basis excluding divestments, acquisitions and disposals, revenue decreased by circa 2.0% with a small decrease in volumes offset in part by marginal average price increases.

Adjusted EBITDA decreased 8.0%, or $5.0 million, to $57.8 million from $62.8 million for the fiscal year ended December 31, 2018 due to impact of stronger U.S. dollar on translation of the results of foreign currency denominated operations and reduced earnings in some joint ventures and associates.

Europe—Eurozone—This segment includes the Group’s businesses in France, Ireland, Italy, the Netherlands and Spain.

Adjusted Revenue decreased by 10.0%, or $206.7 million, to $1,856.3 million from $2,063.0 million for the fiscal year ended December 31, 2018. This was in particular to the strengthening of the U.S. dollar by 5.2% against Euro in 2019 which leads to lower revenues on translation to U.S. dollar. Trading conditions were challenging, particularly in the Netherlands in the vegetable and salad categories where the market remains very competitive. Trading was satisfactory in Southern Europe but behind a particularly strong comparative year in 2018. Excluding the effect of acquisitions and divestments, revenue on a like-for-like basis was circa 5% behind prior year due to volume decreases partially offset by marginal price increases.

Adjusted EBITDA decreased 26.6%, or $11.4 million, to $31.4 million from $42.8 million for the fiscal year ended December 31, 2019. Trading conditions were challenging, particularly in the Netherlands in the vegetable and salad categories where the market remains very competitive. Trading was satisfactory in Southern Europe but behind a particularly strong comparative year in 2018.

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International—This segment includes the Group’s businesses in North America, South America and India.

Adjusted Revenue increased by 2.6%, or $35.7 million to $1,420.7 million from $1,385.0 million for the fiscal year ended December 31, 2018, due to higher average pricing with volumes similar to the prior year. Domestic U.S. volumes marginally increased in the year offset by a small drop in U.S. export volumes to India and China due to increased tariffs.

Adjusted EBITDA increased 0.8%, or $0.2 million, to $25.5 million from $25.3 million for the fiscal year ended December 31, 2018 with a particularly good performance in the second half of the year with favorable trading conditions, pricing and margins in many product categories. This was partially offset by the effect of the poor weather in California in April to June which led to weakness in the results of a strawberry growing operation.

Dole Food Company—This segment includes the Group’s 45% share of the results of Dole Food Company which is treated as an equity accounted investment. As noted earlier, the fiscal year ended December 31, 2019 is the first full year to reflect the acquisition of a 45% stake in DFC Holdings with the comparative 2018 year reflecting the results of Dole Food Company for five months from August 1, 2018 to December 29, 2018.

Total Produce’s 45% share of Adjusted Revenue of Dole Food Company increased was $2,012.6 million for the full year 2019 compared to $815.7 million for the five-month period in 2018.

Total Produce’s 45% share of Adjusted EBITDA of Dole Food Company was $112.9 million for the full year 2019 compared to $20.9 million for the five-month period in 2018. The result reflects the fact that earnings are weighted towards the first half of the year and the impact of industry wide safety notices in the second half of 2018, not directly linked to Dole Food Company that affected results in the Fresh Vegetable segment.

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Dole Food Company Results of Operations

Selected results of operations for the fiscal years ended December 31, 2020, December 28, 2019 and December 29, 2018 were as follows:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Revenue, net	$4,671,999	$4,515,955	$4,566,808
Cost of sales	(4,311,275)	(4,174,298)	(4,270,198)
Gross profit	360,724	341,657	296,610
Selling, marketing and general and administrative expenses	(200,582)	(208,884)	(239,313)
Transaction, transaction and other related costs	(661)	(24)	(1,645)
Gain on asset sales	11,181	23,366	13,766
Operating income	170,662	156,115	69,418
Other expense, net	(29,305)	(3,316)	(7,341)
Interest income	3,131	4,784	4,377
Interest expense	(78,250)	(89,180)	(85,102)
Income (loss) from continuing operations before income taxes and equity earnings	66,238	68,403	(18,648)
Income tax (expense) benefit	(23,782)	(24,036)	10,280
Earnings (loss) from equity method investments	2,149	(532)	(1,263)
Income (loss) from continuing operations, net of income taxes	44,605	43,835	(9,631)
Loss from discontinued operations, net of income taxes	(43)	(2,500)	(3,935)
Net income (loss)	44,562	41,335	(13,566)
Less: Net income attributable to noncontrolling interests	(1,854)	(1,971)	(1,832)

Net income (loss) attributable to Dole Food Company.	$42,708	$39,364	$(15,398)

*	In addition, revenues for the fiscal year ended December 31, 2020 included 369 days, as compared to 364 days for the fiscal year ended December 28, 2019

Dole Food Company Fiscal Year 2020 Compared to Fiscal Year 2019

Revenue, net

Revenue for the fiscal year ended December 31, 2020 increased 3%, or $156.0 million, to $4.67 billion from $4.52 billion for the fiscal year ended December 28, 2019, primarily due to the Fresh Fruit and Fresh Vegetable segments. Fresh Fruit revenues increased 3%, or $68.7 million, primarily due to higher sales volumes of bananas sold in North America and Latin America, higher volumes and prices of other fruit sold in Europe, including citrus, kiwis, cherries, and apples, and favorable foreign currency movements of $15.4 million, primarily related to the Euro. Fresh Vegetables revenues increased 7%, or $82.4 million, primarily due to favorable volumes and pricing of value-added products.

Cost of Sales

Cost of sales for the fiscal year ended December 31, 2020 increased 3%, or $137.0 million, to $4.31 billion from $4.17 billion for the fiscal year ended December 28, 2019, primarily due to the Fresh Fruit and Fresh Vegetables segments. All business segments incurred higher operating costs due to COVID-19. Fresh Fruit cost of sales increased 2%, or $48.3 million, primarily due to higher volumes of bananas in North America and Latin America, and higher volumes of other fruit sold in Europe,

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including citrus, kiwis, cherries, and apples, coupled with unfavorable foreign currency movements of $4.9 million, primarily related to the Euro. Fresh Vegetables cost of sales increased 8%, or $88.3 million, primarily due to higher volumes and product mix on value-added products.

Selling, Marketing and General and Administrative Expenses

Selling, marketing and general and administrative expenses for the fiscal year ended December 31, 2020 decreased 4%, or $8.3 million, to $200.6 million from $208.9 million for the fiscal year ended December 28, 2019. SMG&A expenses decreased primarily due to improvements at Fresh Vegetables due to lower marketing and travel spend.

Transaction, Litigation Settlement and Other Related Costs, Net

Transaction, litigation settlement and other related costs, net were $0.7 million for the fiscal year ended December 31, 2020 and were not material for the fiscal year ended December 28, 2019. The change was primarily due to costs incurred related to the Transaction.

Gain on Asset Sales

The gain on asset sales was $11.2 million for the fiscal year ended December 31, 2020, primarily due to the sale of real estate in Sweden and land in Hawaii. The gain on asset sales for the fiscal year ended December 28, 2019 was $23.4 million and was primarily due to the sale of the Saba fresh cut salad business.

Operating Income

For the fiscal year ended December 31, 2020, operating income increased 9%, or $14.6 million, to $170.7 million from $156.1 million for the fiscal year ended December 28, 2019. The increase in operating income was primarily driven by a higher gross profit and lower SMG&A expense, partially offset by a decrease in gain on asset sales.

Other Expense, Net

For the fiscal year ended December 31, 2020, other expense, net was $29.3 million, compared to $3.3 million for the fiscal year ended December 28, 2019. The change in other expense, net was primarily attributable to an increase in losses on foreign intercompany borrowings of $24.4 million primarily due to loans denominated in the Euro and Swedish Krona, an increase in realized losses related to derivative instruments of $8.2 million, and an increase in non-service components of net periodic pension benefit costs of $2.6 million. These changes were partially offset by an increase in unrealized gains related to derivative instruments of $9.5 million.

See Note 4 “Other Expense, Net” to each of the consolidated financial statements of Total Produce and DFC Holdings, respectively, included herein for additional detail on the components of other expense, net.

Interest Income

Interest income for the fiscal year ended December 31, 2020 decreased to $3.1 million, compared to $4.8 million for the fiscal year ended December 28, 2019. Interest income decreased primarily due to lower interest income on grower advance loans due to lower loan balances year-over-year.

Interest Expense

Interest expense for the fiscal year ended December 31, 2020 decreased to $78.3 million, compared to $89.2 million for the fiscal year ended December 28, 2019. Interest expense decreased primarily due to lower interest rates and a lower impact from the unrealized loss on the interest rate swap.

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Income Taxes

The Company recorded income tax expense of $23.8 million on $66.2 million of income from continuing operations for the fiscal year ended December 31, 2020, reflecting a 35.9% effective tax rate for the year. Income tax expense was $24.0 million on $68.4 million of income from continuing operations for the fiscal year ended December 28, 2019, reflecting a 35.1% effective tax rate.

Dole Food Company’s effective tax rate varies significantly from period to period due to the level, mix, and seasonality of earnings generated in our various U.S. and foreign jurisdictions. For the fiscal year ended December 31, 2020, the Company’s income tax expense differs from the U.S. federal statutory rate applied to pretax income primarily due to the Global Intangible Low-Taxed Income (“GILTI”) and Sec. 163(j) interest expense limitation provisions of the Tax Act, a decrease in liabilities for uncertain tax positions, offset by operations in foreign jurisdictions that are taxed at different rates than the U.S. federal statutory rate. For the fiscal year ended December 28, 2019, Dole Food Company’s income tax expense differs from the U.S. federal statutory rate applied to pretax income primarily due to GILTI and Section 163(j) interest expense limitation provisions of the Tax Act, as well as non-deductible transaction costs, and an increase in liabilities for uncertain tax positions, offset by operations in foreign jurisdictions that are taxed at different rates than the U.S. federal statutory rate.

Prior to the enactment of the Tax Act, with few exceptions, U.S. federal income and foreign withholding taxes had not been provided on the excess of the amount for financial reporting over the tax basis of investments in Dole Food Company’s foreign subsidiaries that were essentially permanent in duration. With the enactment of the Tax Act, all post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have now been subject to U.S. tax. Notwithstanding the U.S. taxation of these amounts, Dole Food Company intends to continue to invest most or all of these earnings, as well as capital in these subsidiaries, indefinitely outside of the U.S. and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole Food Company may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole Food Company’s overall tax expense for that year.

See Note 7 “Income Taxes” to each of the consolidated financial statements of Total Produce and DFC Holdings, respectively, included herein for additional information.

Earnings (Loss) from Equity Method Investments

Earnings (loss) from equity method investments for the fiscal year ended December 31, 2020 increased to $2.1 million, compared to a loss of $0.5 million for the fiscal year ended December 28, 2019, primarily due to higher earnings at Bananera Tepeyac, S.A and Dole Nat Co. S.A equity method investments.

Discontinued Operations

Discontinued operations were not material for the fiscal year ended December 31, 2020, compared to a loss of $2.5 million for the fiscal year ended December 28, 2019. These losses primarily represent adjustments to tax-related indemnification accruals relating to issues that existed prior to the sale of Dole Asia to ITOCHU Corporation in 2013.

Dole Food Company Fiscal Year 2019 Compared to Fiscal Year 2018

Revenue, net

Revenue for the fiscal year ended December 28, 2019 decreased 1%, or $50.9 million, to $4.52 billion from $4.57 billion for the fiscal year ended December 29, 2018. Fresh Fruit revenues decreased 4%, or $99.9 million, primarily due to the sale of the Saba fresh cut salad business in

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Sweden and Finland impacting revenue by $76.0 million, as well as unfavorable foreign currency exchange movements that primarily impacted Euro and Swedish krona denominated revenues. The decrease in revenue was partially offset by increases in Fresh Vegetables revenues of 6%, or $66.8 million, primarily due to higher pricing of fresh-packed products, primarily celery, and higher pricing and volume of value-added products.

Cost of Sales

Cost of sales for the fiscal year ended December 28, 2019 decreased 2%, or $95.9 million, to $4.17 billion from $4.27 billion for the fiscal year ended December 29, 2018. The decrease in cost of sales was driven primarily by overall decreases in Fresh Fruit costs of products sold of 4%, or $108.5 million, primarily due to the sale of the Saba fresh cut salad business in Sweden and Finland and lower volume of bananas and pineapples in North America. This decrease was coupled with overall lower volumes in the Diversified business segment and favorable foreign currency exchange movements. These decreases were offset slightly by an increase in Fresh Vegetables cost of sales of 1%, or $11.9 million, which increased primarily due to higher costs on a per box basis for fresh-packed products and value-added products.

Selling, Marketing and General and Administrative Expenses

Selling, marketing and general and administrative expenses for the fiscal year ended December 28, 2019 decreased 13%, or $30.4 million, to $208.9 million from $239.3 million for the fiscal year ended December 29, 2018. SMG&A expenses decreased primarily due to lower Total Produce acquisition costs and a decrease in restructuring costs.

Transaction, Litigation Settlement and Other Related Costs, Net

Transaction, litigation settlement and other related costs, net, were not material for the fiscal year ended December 28, 2019, and were $1.6 million for the fiscal year ended December 29, 2018.

Gain on Asset Sales

The gain on asset sales for the fiscal year ended December 28, 2019 was $23.4 million and was primarily due to the sale of the Saba fresh cut salad business. The gain on asset sales for the fiscal year ended December 29, 2018 was $13.8 million and was primarily due to the sale of the Corporate headquarters building, as well as land in Hawaii.

Operating Income

For the fiscal year ended December 28, 2019, operating income increased 125%, or $86.7 million, to $156.1 million from $69.4 million for the fiscal year ended December 29, 2018. The increase in operating income was primarily driven by a higher gross profit, lower SMG&A expense, and an increase in gain on asset sales.

Other Expense, Net

For the fiscal year ended December 28, 2019, other expense, net was $3.3 million, compared to $7.3 million for the fiscal year ended December 29, 2018. The change in other expense, net was primarily attributable to a decrease of net gains on foreign currency denominated intercompany borrowings and an increase in net losses on derivative instruments, offset by an increase in investment gains in the Rabbi Trust investments for executive benefit plans. In addition, the change was attributable to refinancing and other debt related costs in the 2018 fiscal year which were not applicable in the 2019 fiscal year.

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See Note 4 “Other Expense, Net” to each of the consolidated financial statements of Total Produce and DFC Holdings, respectively, included herein for additional detail on the components of other expense, net.

Interest Income

Interest income for the fiscal year ended December 28, 2019 increased to $4.8 million, compared to $4.4 million for the fiscal year ended December 29, 2018. Interest income increased primarily due to higher interest income on grower advance loans due to higher loan balances year-over-year.

Interest Expense

Interest expense for the fiscal year ended December 28, 2019 increased to $89.2 million, compared to $85.1 million for the fiscal year ended December 29, 2018. Interest expense increased primarily due to higher interest rates on the term loan and slight increases in the unrealized loss on the interest rate swap.

Income Taxes

Income tax expense was $24.0 million on $68.4 million of income from continuing operations for the fiscal year ended December 28, 2019, reflecting a 35.1% effective tax rate. For the fiscal year ended December 29, 2018, the Company recorded an income tax benefit of $10.3 million on a loss from continuing operations of $18.6 million, reflecting a 55.1% effective tax rate for the year. Income tax expense increased $34.3 million in fiscal year 2019 compared to fiscal year 2018 primarily due to the absence of reductions to the provisional amounts of $32.0 million recorded for the impact of the 2017 Tax Cuts and Jobs Act (“Tax Act”) enacted December 22, 2017.

Dole Food Company’s effective tax rate varies significantly from period to period due to the level, mix, and seasonality of earnings generated in our various U.S. and foreign jurisdictions. For the fiscal year ended December 28, 2019, Dole Food Company’s income tax expense differs from the U.S. federal statutory rate applied to pretax income primarily due to GILTI and Section 163(j) interest expense limitation provisions of the Tax Act, as well as non-deductible transaction costs, and an increase in liabilities for uncertain tax positions, offset by operations in foreign jurisdictions that are taxed at different rates than the U.S. federal statutory rate. For the fiscal year ended December 29, 2018, Dole Food Company’s income tax benefit differs from the U.S. federal statutory rate applied to pretax loss primarily due to a $32.0 million reduction to the provision estimate of the Tax Act which includes $39.0 million attributable to the utilization of foreign tax credits offset by operations in foreign jurisdictions that are taxed at different rates than the U.S. federal statutory rate, non-deductible transaction costs, and an increase in liabilities for uncertain tax positions.

Prior to the enactment of the Tax Act, with few exceptions, U.S. federal income and foreign withholding taxes had not been provided on the excess of the amount for financial reporting over the tax basis of investments in Dole Food Company’s foreign subsidiaries that were essentially permanent in duration. With the enactment of the Tax Act, all post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have now been subject to U.S. tax. Notwithstanding the U.S. taxation of these amounts, Dole Food Company intends to continue to invest most or all of these earnings, as well as capital in these subsidiaries, indefinitely outside of the U.S. and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole Food Company may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole Food Company’s overall tax expense for that year.

See Note 7 “Income Taxes” to each of the consolidated financial statements of Total Produce and DFC Holdings, respectively, included herein for additional information.

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Earnings (Loss) from Equity Method Investments

Loss from equity method investments decreased to $0.5 million for the fiscal year ended December 28, 2019 compared to a loss of $1.3 million for the fiscal year ended December 29, 2018. The decrease was primarily related to decreases in losses associated with Dole Food Company’s equity investments in Argentina.

Discontinued Operations

Discontinued operations were $2.5 million for the fiscal year ended December 28, 2019 compared to $3.9 million for the fiscal year ended December 29, 2018, respectively. These losses primarily represent adjustments to tax-related indemnification accruals relating to issues that existed prior to the sale of Dole Asia to ITOCHU Corporation in 2013.

Dole Food Company Non-GAAP Financial Measures

The following is a reconciliation of earnings before interest expense, income taxes and discontinued operations (“EBIT before discontinued operations”) and adjusted earnings before interest expense, income taxes, discontinued operations and depreciation and amortization (“Adjusted EBITDA”) to net income, which is the most directly comparable U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measure:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Net income (loss)	$44,562	$41,335	$(13,566)
Loss from discontinued operations, net of income taxes	43	2,500	3,935
Interest expense from continuing operations	78,250	89,180	85,102
Income tax expense (benefit) from continuing operations	23,782	24,036	(10,280)
EBIT before discontinued operations	146,637	157,051	65,191
Depreciation and amortization	91,392	88,111	89,612
Net unrealized (gain) loss on derivative instruments*	(11,929)	11,843	(5,996)
Net unrealized (gain) loss on foreign denominated intercompany borrowings	15,218	7,275	(10,978)
Net non-cash settled realized (gain) loss on foreign intercompany borrowings	4,908	(11,584)	—
Restructuring charges	1,304	2,247	16,927
(Gain) on asset sales	(12,137)	(23,096)	(13,766)
Vegetable recalls and related costs	—	4,186	8,674
Refinancing charges and other debt related costs	—	—	5,459
Litigation and transaction costs	661	1,728	37,415
Asset write-downs	1,428	3,037	—
COVID-19	10,877	—	—

Adjusted EBITDA	$248,359	$240,798	$192,538

*

In fiscal year 2020, Dole Food Company adopted hedge accounting, which resulted in approximately $11.2 million of pre-tax net unrealized losses on derivative instruments recorded in accumulated other comprehensive loss that would have been included within earnings under the prior accounting treatment. Hedge accounting is not applied retrospectively, and, as result, amounts presented above for this caption are not comparable.

EBIT before discontinued operations and Adjusted EBITDA are measures commonly used by financial analysts in evaluating the performance of companies. EBIT before discontinued operations is

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calculated from net income by adding the loss from discontinued operations, net of income taxes, adding interest expense from continuing operations, and adding the income tax expense from continuing operations. Adjusted EBITDA is calculated from EBIT before discontinued operations by: (1) adding depreciation and amortization; (2) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments; (3) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated intercompany borrowings; (4) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (5) adding restructuring charges; (6) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (7) adding vegetable recalls and related costs; (8) adding refinancing charges and other debt related costs; (9) adding litigation and transaction costs; (10) adding asset write-downs; and (11) adding costs that are directly related to the COVID-19 pandemic, and are as follows: (i) incremental to charges incurred prior to the outbreak, including incremental costs related to personal protective equipment and transportation, and direct costs due to lower production capacity from a plant shutdown, (ii) not expected to recur once the crisis has subsided and operations return to normal, and (iii) clearly separable from normal operations. The Company did not add-back any costs related to COVID-19 after the third quarter of 2020. These adjustments, as well as adjustments from net income to EBIT before discontinued operations, have been made because management excludes these amounts when evaluating the performance of Dole Food Company.

EBIT before discontinued operations and Adjusted EBITDA are not calculated or presented in accordance with U.S. GAAP, and EBIT before discontinued operations and Adjusted EBITDA are not a substitute for net income attributable to Dole Food Company, net income, income from continuing operations, cash flows from operating activities or any other measure prescribed by U.S. GAAP. Further, EBIT before discontinued operations and Adjusted EBITDA as used herein are not necessarily comparable to similarly titled measures

Dole Food Company Segment Results of Operations

Selected segment results of operations for the years ended December 31, 2020, December 28, 2019 and December 29, 2018 were as follows.

Revenue, net:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Fresh Fruit	$2,763,864	$2,695,184	$2,795,071
Fresh Vegetables	1,267,606	1,185,251	1,118,431
Diversified	640,529	635,591	652,615
Corporate	—	(71)	691

	$4,671,999	$4,515,955	$4,566,808

Adjusted EBITDA:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Fresh Fruit Adjusted EBITDA	$209,600	$197,466	$205,056
Fresh Vegetables Adjusted EBITDA	47,659	44,457	(5,261)
Diversified Adjusted EBITDA	33,947	32,621	29,379
Corporate Adjusted EBITDA	(42,847)	(33,746)	(36,636)

	$248,359	$240,798	$192,538

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Dole Food Company Fiscal Year 2020 Compared to Fiscal Year 2019

Fresh Fruit

Fresh Fruit revenues for the fiscal year ended December 31, 2020 increased 3%, or $68.7 million, to $2.76 billion from $2.70 billion for the fiscal year ended December 28, 2019. Fresh Fruit revenues increased primarily due to higher sales volumes of bananas sold in North America and Latin America, and higher volumes and prices of other fruit sold in Europe, including citrus, kiwis, cherries, and apples. Revenue also increased due to favorable foreign currency movements of $15.4 million, primarily related to the Euro. These increases were partially offset by lower overall pricing on bananas sold in North America, Europe, and Latin America.

Fresh Fruit Adjusted EBITDA for the fiscal year ended December 31, 2020 increased 6%, or $12.1 million, to $209.6 million from $197.5 million for the fiscal year ended December 28, 2019. Fresh Fruit Adjusted EBITDA increased due to lower fuel and distribution costs and higher volumes on bananas in North America and Latin America. These increases are partially offset by excess bananas sold in non-core markets at lower margins coupled with unfavorable foreign currency movements of $11.7 million, which includes the foreign currency impact on revenue and cost of sales, as well as the impacts from hedging.

Fresh Vegetables

Fresh Vegetables revenues for the fiscal year ended December 31, 2020 increased 7%, or $82.4 million, to $1.27 billion from $1.19 billion for the fiscal year ended December 28, 2019. Fresh Vegetables revenues increased primarily due to favorable volumes and pricing of value-added products, partially offset by lower pricing of fresh-packed products, primarily celery, which experienced exceptionally high prices during the prior year.

Fresh Vegetables Adjusted EBITDA for the fiscal year ended December 31, 2020 increased 7%, or $3.2 million, to $47.7 million from $44.5 million for the fiscal year ended December 28, 2019. Fresh Vegetables Adjusted EBITDA increased primarily due to favorable volume and pricing of value-added products, cost savings initiatives in packaging and freight, and improved SMG&A expenses, partially offset by the lower prices of fresh-packed products, primarily celery, due to the previously discussed exceptionally high prices in the prior year.

Diversified

Diversified revenues for the fiscal year ended December 31, 2020 increased 1%, or $4.9 million, to $640.5 million from $635.6 million for the fiscal year ended December 28, 2019. Diversified revenues increased primarily due to higher volumes and prices of citrus products in South Africa, coupled with increased volumes of strawberries, blueberries, and raspberries in North America. These increases were partially offset by lower sales volumes of grapes related to fewer growers and drought weather conditions, and lower sales volumes of apples, and unfavorable foreign currency movements of $1.3 million.

Diversified Adjusted EBITDA for the fiscal year ended December 31, 2020 increased 4%, or $1.3 million, to $33.9 million from $32.6 million for the fiscal year ended December 28, 2019. Diversified Adjusted EBITDA increased primarily due to favorable foreign currency movements of $3.2 million, which includes the foreign currency impact on revenue and costs of products sold, as well as the impacts from hedging, and increased prices and volumes of citrus products in South Africa and increased volumes of strawberries, blueberries, and raspberries in North America, partially offset by lower sales volumes of grapes and apples.

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Corporate

Corporate Adjusted EBITDA for the fiscal year ended December 31, 2020 declined 27%, or $9.1 million, to a loss of $42.8 million from a loss of $33.7 million for the fiscal year ended December 28, 2019. Corporate Adjusted EBITDA declined primarily due to an increase in net realized losses related to hedging activities.

Dole Food Company Fiscal Year 2019 Compared to Fiscal Year 2018

Fresh Fruit

Fresh Fruit revenues for the fiscal year ended December 28, 2019 decreased by 4%, or $99.9 million, to $2.70 billion from $2.80 billion for the fiscal year ended December 29, 2018. Fresh Fruit revenues decreased primarily due to the sale of the Saba fresh cut salad business in Sweden and Finland impacting revenue by $76.0 million, as well as unfavorable foreign currency exchange movements that primarily impacted Euro and Swedish krona denominated revenues. Also contributing to the decrease in Fresh Fruit was lower volume of bananas sold in North America and lower pricing of bananas sold in Europe. These decreases in Fresh Fruit were offset slightly by higher pricing of pineapples in all markets.

Fresh Fruit Adjusted EBITDA for the fiscal year ended December 28, 2019 decreased 4%, or $7.6 million, to $197.5 million from $205.1 million for the fiscal year ended December 29, 2018. Fresh Fruit Adjusted EBITDA decreased primarily due to unfavorable foreign currency exchange movements of $12.1 million, which includes the foreign currency impact on revenue and cost of sales, as well as the impacts from hedging. This decrease was partially offset by strong performance of pineapples year-over-year resulting from price increases.

Fresh Vegetables

Fresh Vegetables revenues for the fiscal year ended December 28, 2019 increased 6%, or $66.8 million, to $1.19 billion from $1.12 billion for the fiscal year ended December 29, 2018. Fresh Vegetables revenues increased primarily due to higher pricing of fresh-packed products, primarily celery, and higher pricing and volume of value-added products.

Fresh Vegetables Adjusted EBITDA for the fiscal year ended December 28, 2019 increased 945%, or $49.8 million, to a $44.5 million gain from a loss of $5.3 million for the fiscal year ended December 29, 2018. Fresh Vegetables Adjusted EBITDA increased primarily due to the factors mentioned in revenue above, partially offset by higher costs on a per box basis for fresh-packed products and value-added products, and lower volume across all major product lines in the fresh-packed products business.

Diversified

Diversified revenues for the fiscal year ended December 28, 2019 decreased 3%, or $17.0 million, to $635.6 million from $652.6 million for the fiscal year ended December 29, 2018. Diversified revenues decreased primarily due lower volumes on deciduous fruit in North America and South Africa coupled with unfavorable foreign currency exchange movements of the Chilean peso and South African rand, offset by increases in volumes of cherries in Chile.

Diversified Adjusted EBITDA for the fiscal year ended December 28, 2019 increased 11%, or $3.2 million, to $32.6 million from $29.4 million for the fiscal year ended December 29, 2018. Diversified Adjusted EBITDA increased primarily due to favorable margins, as well as favorable foreign currency exchange movements, which includes the foreign currency impact on revenue and cost of sales, as well as the impacts from hedging.

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Corporate

Corporate Adjusted EBITDA for the fiscal year ended December 28, 2019 improved 8%, or $2.9 million, to a loss of $33.7 million from a loss of $36.6 million for the fiscal year ended December 29, 2018. Corporate Adjusted EBITDA improved primarily due to lower general and administrative expenses.

Liquidity and Capital Resources

At December 31, 2020, Dole Food Company had total outstanding debt of $1.31 billion, net of debt discounts and debt issuance costs (consisting primarily of the credit facilities as discussed in Note 12 “Notes Payable and Long-Term Debt” to the consolidated financial statements included herein). Of the total outstanding debt, Dole Food Company had approximately $1.17 billion and $134.1 million of net domestic and foreign debt, respectively. As of December 31, 2020, Dole Food Company had cash and cash equivalents of $66.8 million, consisting of domestic and foreign cash of $25.5 million and $41.3 million, respectively. Management believes that cash generated by U.S. operations will be sufficient to fund U.S. cash flow requirements, and as such, are not projecting any impact on liquidity associated with the repatriation of offshore cash, as this generally will not result in federal income tax. However, if funds are repatriated to the United States, Dole Food Company may be subject to withholding taxes applied by the country of origin and state income tax, after utilization of any net operating loss carryforwards. Dole Food Company had $89.7 million available for borrowings under its ABL revolver as of December 31, 2020.

At December 31, 2020, Total Produce had total outstanding debt of $346.8 million (consisting primarily of the credit facilities as discussed in Note 20 “Borrowings” to the consolidated financial statements included herein). As of December 31, 2020, Total Produce had cash and cash equivalents of $160.5 million. Total Produce has total approved facilities of $865.5 million at December 31, 2020 including revolving credit facilities of $578.1 million and $60.1 million in Committed Loan Notes with the remaining $227.3 million primarily consisting of uncommitted note facilities and approved bank overdrafts. At December 31, 2020 the Group had drawn 40% of these facilities.

Post period end, and in conjunction with the Transaction, the Group has secured the Revolving Credit Facility to backstop and refinance $524 million of Total Produce’s existing revolving credit facilities in place at December 31, 2020 in advance of the Transaction. In the event that the Transaction is not completed, the Revolving Credit Facility will remain in place.

In the event that the Transaction is not completed, Total Produce believes that they have adequate liquidity to satisfy our cash needs for at least the next 12 months from December 31, 2020. In the year ended December 31, 2020, Total Produce reported operating income of $67.6 million, net income of $78.0 million and cash flow from operating activities of $144.6 million. Total Produce generate substantial cash flow from operations and had $160.5 million in cash and cash equivalents as of December 31, 2020. Total Produce believe that its cash balances and future cash flow from operating activities, as well as credit facilities that we expect to enter into in the future, will provide sufficient liquidity to fund our capital expenditures in addition to our business growth investment projects, as well as interest and principal payments on our borrowings for at least the next 12 months.

Post Transaction Financing Arrangements

On March 26, 2021, Total Produce entered into the Credit Agreement, which provides for the Revolving Credit Facility, which is available to Total Produce and its subsidiary co-borrowers. The Revolving Credit Facility refinances $524 million of existing revolving credit facilities available to Total Produce and certain of its subsidiaries in place at December 31, 2020 in advance of the Transaction. In the event that the Transaction is not completed, the Revolving Credit Facility will remain in place.

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The Credit Agreement also provides for the Term Loan B Facility, to be available upon the consummation of certain conditions provided therein, including the consummation of the Completion.

Following strong demand from bank lenders, Total Produce and Bank of America Securities, Inc., Coöperatieve Rabobank U.A. and Goldman Sachs Bank USA (collectively, the “Term Loan Arrangers”) intend to amend the financing structure by increasing the Revolving Credit Facility to $600.0 million, introducing a new $300.0 million Term Loan A Facility to be provided by commercial banks, which would reduce the Term Loan B Facility to $540.0 million.

Upon the consummation of the Completion, the Revolving Credit Facility is expected to be available to Dole plc and certain of its subsidiaries, and the Term Loan Facilities is expected to be available to TP USA. Proceeds of the Term Loan Facilities will be used to refinance certain Dole Food Company’s existing credit facilities and senior secured notes and in connection with the Completion, certain bilateral facilities of Total Produce will be terminated. Both of the Term Loans Facilities and the Revolving Credit Facility will be syndicated.

The Facilities are expected to provide long-term sustainable capitalization following the completion of the Transaction, lowering the combined company’s average cost of capital and creating a stronger balance sheet.

Summary of Cash Flows of Total Produce

The following summarizes Total Produce’s cash flows from operating, investing and financing activities for fiscal year 2020, 2019 and 2018:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	U.S. dollars in millions
Summary cash flow information:
Net cash provided by operating activities	$144.6	$75.2	$65.7
Net cash used in investing activities	(25.6)	(42.0)	(328.8)
Net cash (used in) provided by financing activities	(100.6)	(19.8)	269.7
Effect of exchange rate changes on cash	12.5	(0.9)	(9.6)

Net (decrease) increase in cash and cash equivalents	30.9	12.5	(3.0)
Cash and cash equivalents, beginning	129.6	117.1	120.1

Cash and cash equivalents, ending	$160.5	$129.6	$117.1

Total Produce Cash Flows from Operating Activities

Net cash provided by operating activities was $144.6 million for 2020 compared with $75.2 million for 2019, an increase of $69.4 million. The increase in net cash provided by operating activities was principally attributable to a positive working capital inflow of $61.0 million compared to $8.5 million in 2019 primarily from the impact of a change in customer mix on receivables days and continued tight working capital management resulting in lower receivables and higher balances of accounts payable and accrued and other-long-term liabilities. The remainder of the increase was primarily due to the strong earnings growth and initiatives and actions taken by the Group to protect the business and mitigate cash outflows due to COVID-19 with a curtailment of some discretionary expenditure.

Net cash provided by operating activities was $75.2 million for 2019 compared with $65.7 million for 2018, an increase of $9.5 million. The increase in net cash provided by operating activities in 2019

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compared to 2018 was principally attributable to a positive working capital inflow of $8.5 million was assisted by an incremental increase in non-recourse trade receivables financing compared to a working capital outflow in 2018 of $20.7 million. (which was due in large part to a decrease in non-recourse trades receivable financing). This was partially offset by a decrease in operating cash flows before working capital outflows with the decrease due to lower earnings in subsidiaries and higher finance costs due to the funding of the acquisition of the initial 45% interest in DFC Holdings.

Total Produce Cash Flows from Financing Activities

Net cash used in financing activities was $100.6 million for 2020 compared to $19.8 million in 2019. Net cash used in financing activities for 2020 consisted primarily of net payments on long-term debt of $58.6 million, lease repayments of $2.8 million, dividends paid of $11.9 million paid to equity shareholders of the Group, dividends paid to noncontrolling interests of $23.3 million and payments of $4.1 million on the acquisition of shareholdings of non-controlling interests. Net cash used by financing activities for 2019 consisted primarily of net proceeds received from borrowings of long-term debt of $14.0 million net of lease repayments of $1.0 million, dividends paid of $14.9 million, and dividends paid to noncontrolling interests of $17.9 million.

Net cash used in financing activities was $19.8 million in 2019 while net cash provided by financing activities was $269.7 million for 2018. Net cash used by financing activities for 2019 consisted primarily of net proceeds on long-term debt of $14.0 million net of lease repayments of $1.0 million, dividends paid of $14.9 million, and dividends paid to noncontrolling interests of $17.9 million. Net cash provided by financing activities for 2018 consisted primarily of proceeds for the issue of share capital of $174.4 million to fund the initial 45% equity investment in DFC Holdings and net proceeds received from borrowing of long-term debt of $123.6 million net of lease repayments of $0.8 million, dividends of $15.2 million paid to equity shareholders of the Group, dividends paid to noncontrolling interests of $12.4 million and other inflows of $0.1 million.

Total Produce Cash Flows from Investing Activities

Net cash used in investing activities was $25.6 million for 2020 compared to $42.0 million for 2019. This change was primarily driven by a higher net cash outflow in 2019 on acquisition of subsidiaries, higher outflows on investments in equity accounted affiliates and higher payment of contingent consideration. The above decreases in cash outflows were partially offset by lower proceeds from disposal of equity investments in 2020. Outflows from capital expenditures in 2020 were $23.2 million compared to $27.0 million in 2019 due in part to the deferral of some non-essential capital expenditure as part of initiatives to protect the business due to COVID-19.

Net cash used in investing activities was $42.0 million for 2019 compared to $328.8 million for 2018. This change was primarily driven by a higher cash outflow in 2018 relating to investments in unconsolidated companies of $294.0 million in 2018 compared to $8.2 million in 2019, this as a result of the purchase of a 45% stake in DFC Holdings in 2018 with smaller outflow in 2019 due to the final payment of the Dole Food Company transaction costs and small investments in a number of joint ventures in Europe. The remainder of the change is due to lower cash outflows from capital expenditure in 2019 of $27.0 million compared to $35.7 million in 2018 and higher proceeds from disposal of equity investments in 2019 when compared to 2018. This was partially offset by a higher net cash outflow in 2019 on the purchase of certain businesses and higher payments of contingent consideration in 2019 relating to prior period acquisitions.

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Summary of Cash Flows of Dole Food Company

The following summarizes Dole Food Company’s cash flows from operating, investing and financing activities for fiscal year 2020, 2019 and 2018:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Cash flow provided by (used in):
Operating activities	$151,114	$72,274	$(31,958)
Investing activities	(63,762)	(14,904)	12,982
Financing activities	(88,104)	(53,059)	(48,713)
Foreign currency impact	2,633	(1,556)	(2,189)

Increase (decrease) in cash	$1,881	$2,755	$(69,878)

Dole Food Company Cash Flows from Operating Activities

Cash flow provided by operations was $151.1 million for the year ended December 31, 2020, compared to cash flow provided by operations of $72.3 million for the year ended December 28, 2019. During the year ended December 28, 2019, the Company paid a non-recurring $21.7 million tax settlement, and interest payments on borrowings were $8.5 million higher than the year ended December 31, 2020. The remainder of the increase resulted from increases to operating cash flows for payables due to timing of cash payments made and an overall improvement in trade receivable days sales outstanding, partially offset by the timing of inventory and prepaid expenses.

Cash flow provided by operating activities was $72.3 million for the fiscal year ended December 28, 2019, compared to cash used in operations of $32.0 million for the fiscal year ended December 29, 2018. The increase in cash flow was primarily due to higher operating income, as well as an increase in operating cash flows for inventory and income taxes, due to the timing of receipts and deferred taxes. These increases were partially offset by decreases in operating cash flows for accounts payable, due to the timing of cash payments, and the change in the provision for deferred income taxes.

Dole Food Company Cash Flows from Investing Activities

Cash flow used in investing activities was $63.8 million for the fiscal year ended December 31, 2020, compared to cash flow used by investing activities of $14.9 million for the fiscal year ended December 28, 2019. The increase in cash flow used for investing activities was primarily due to lower proceeds from the sale of assets of $43.5 million for the fiscal year ended December 31, 2020 compared to the fiscal year ended December 28, 2019. Also contributing to the increase in cash flow used for investing activities were additional cash payments related to capital expenditures of $6.4 million for the fiscal year ended December 31, 2020 over the fiscal year ended December 28, 2019.

Cash flow used in investing activities was $14.9 million for the fiscal year ended December 28, 2019, compared to cash flow provided by investing activities of $13.0 million for the fiscal year ended December 29, 2018. The decrease in cash flow was primarily due to lower proceeds from the sales of assets, partially offset by higher purchases of property, plant and equipment.

Dole Food Company Cash Flows from Financing Activities

Cash flow used in financing activities was $88.1 million for the fiscal year ended December 31, 2020, compared to cash flow used in financing activities of $53.1 million for the fiscal year ended

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December 28, 2019. The increase in cash used by financing activities was primarily attributable to higher debt repayments (net of borrowings) of $35.5 million year-over-year.

Cash flow used in financing activities was $53.1 million for the fiscal year ended December 28, 2019, compared to cash flow used in financing activities of $48.7 million for the fiscal year ended December 29, 2018. The increase in cash used in financing activities was primarily attributable to higher debt repayments, net of borrowings, partially offset by payment of debt issuance costs in fiscal year 2018 and less affiliate transaction costs incurred during fiscal year 2019 as compared to fiscal year 2018.

Finance Lease Obligations

At December 31, 2020, Total Produce’s finance lease obligations of $9.6 million primarily relate to plant and equipment and motor vehicles in Europe. See Note 21 “Leases” to the consolidated financial statements of Total Produce included elsewhere in this prospectus for additional detail on finance lease obligations including maturities.

At December 31, 2020, Dole Food Company’s finance lease obligations of $41.1 million primarily relate to machinery and equipment and vessel containers which continue through to 2032. See Note 14 “Leases” to the consolidated financial statements of DFC Holdings included elsewhere in this prospectus for additional detail on finance lease obligations including maturities.

Off-Balance Sheet Arrangements

Total Produce manages the credit risk of a portion of its trade receivables through the use of non-recourse trade receivables arrangements with a total facility amount of $ 115.3 million (€94.0 million). Under the terms of these agreements the Group has transferred substantially all of the credit risk of the trade receivables which are subject to these agreements. At December 31, 2020 trade receivables amounting to $57.6 million have been derecognized.

Dole Food Company does not have any material off-balance sheet financing arrangements.

Guarantees

Total Produce at December 31, 2020 has guaranteed bank borrowings of $12.3 million within investments accounted for under the equity method.

As of December 31, 2020 and December 28, 2019, Dole Food Company had total letters of credit, bank guarantees and surety bonds outstanding of $68.3 million and $89.6 million, respectively.

During the year ended December 31, 2020, a third-party supplier suffered a fire at one of its facilities. In order to ensure continued supplies, Dole Food Company provided a guarantee for $4.0 million of obligations of the third-party supplier. The guarantee has terms of less than a year and would require payment from Dole Food Company in the event of default. Dole Food Company is entitled to offset any current or future payable balances to the third-party with any payments made under the guarantee. As of December 31, 2020, Dole Food Company believes the risk of default by the third-party to be improbable and the resulting liability for the guarantee to not be material to Dole Food Company’s overall financial position or results of operations.

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Critical Accounting Policies and Estimates

The discussion and analysis of financial condition and results of operations included herein are based upon the Consolidated Financial Statements included elsewhere in this prospectus. The preparation of such Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our Consolidated Financial Statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing the consolidated financial statements of both Total Produce plc and DFC Holdings. We believe that the critical accounting policies listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above.

See Note 2 “Basis of Preparation and Summary of Significant Accounting Policies” to each of the consolidated financial statements of Total Produce and DFC Holdings, respectively, included elsewhere in this prospectus for more information on Accounting Policies.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents amounts arising on the acquisition of subsidiaries or equity-accounted affiliates as a result of the fair value of consideration transferred exceeding the fair value of net identifiable assets and liabilities assumed in a business combination. Goodwill is allocated to reporting units and is not amortized but is tested annually for impairment at a consistent time each financial year and more frequently when events or changes in circumstance indicate that it may be impaired. Following the adoption of ASU 2017-04, Simplifying the Test for Goodwill Impairment, which was adopted early on January 1, 2017 and applied to goodwill impairment testing from 2017.

During the annual goodwill impairment test performed, we assessed qualitative and in the case of Total Produce plc quantitative factors to determine whether it was more likely than not that the fair value of each reporting unit was less than it’s carrying value. Qualitative factors include industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting unit. Quantitative factors include forecasted EBITDA and determination of recoverable amount. Based on the results of the qualitative impairment test for 2020, we determined that it was not more likely than not that the fair value was less than the carrying value of our reporting units.

Our impairments of goodwill are generally estimated using the income or market approach, or a combination thereof. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. We selected this method as being the most meaningful in preparing our goodwill assessment as we believe the income approach most appropriately measures our income-producing assets. The cash flow projections in the fair value analysis are considered Level 3 inputs and consist of management’s estimates of revenue growth rates and profitability. The values applied to these key assumptions are derived from a combination of external and internal factors, based on past experience together with management’s future expectations about business performance.

Total Produce’s earnings are significantly dependent on the selling prices and margins obtained for products sold. These, in turn, are largely determined by market supply and demand. Fresh produce supplies in individual markets are affected by the geography of production, growing conditions, climate,

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seasonality and perishability. Market demand is a function of population size, per capita consumption, the availability and quality of individual products, competing products, climatic, economic and other general conditions in the marketplace. Excess produce leading to reduced selling prices (particularly for products purchased under contract) could have a material adverse effect on the Group’s business, results of operations and financial condition.

The discount rate used in the fair value analysis reflect the current market assessment of the risk specific to each reporting unit. The discount rates were estimated by calculating a reporting unit specific weighted average cost of capital to reflect the market assessment of risks specific to each reporting unit for which the cash flow projections have not been adjusted.

The DOLE brand, consisting of the DOLE trademark and trade name is considered to have an indefinite life because it is expected to generate cash flows indefinitely. This indefinite-lived intangible asset is not amortized but is reviewed for impairment as of the last day of the fourth quarter of each fiscal year, or sooner if impairment indicators arise. We generally estimate the fair value of our indefinite-lived intangible assets using a discounted cash flow approach.

The fair value of the reporting units’ goodwill, and the DOLE brand are sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of these assets. If the goodwill and DOLE brand reporting units do not perform to expected levels, the related goodwill and DOLE brand may be at risk for impairment in the future.

As of December 31, 2020, we are not aware of any items or events that would cause an adjustment to the carrying value of our goodwill and indefinite-lived intangible assets.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Both Total Produce and Dole Food Company account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Our income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best estimate of current and future taxes to be paid. Significant judgments and estimates are required in the determination of the consolidated income tax expense. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and incorporate assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than

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not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. We (1) record unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

In the normal course of business, both Dole Food Company and Total Produce and its respective subsidiaries are examined by various federal, state and foreign tax authorities. Our management regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. We establish additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In addition, once the recognition threshold for the tax position is met, only the portion of the tax benefit that is greater than 50 percent likely to be realized upon settlement with a taxing authority is recorded. The impact of provisions for uncertain tax positions, as well as the related net interest and penalties, are included in income taxes in the consolidated statements of operations.

Pension and Other Postretirement Benefits

Both Total Produce and Dole Food Company have a number of pension and other post-retirement benefit plans.

Dole Food Company have qualified and nonqualified defined benefit pension plans covering some full-time employees. Benefits under these plans are generally based on each employee’s eligible compensation and years of service, except for certain plans covering union employees, which are based on negotiated benefits. Pension costs and obligations are calculated based on actuarial assumptions including discount rates, compensation increases, expected return on plan assets, mortality rates and other factors.

Pension obligations and expenses are most sensitive to the expected return on pension plan assets and discount rate assumptions. Management determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years for the asset classes in which the plan’s assets are invested. In the absence of a change in our asset allocation or investment philosophy, this estimate is not expected to vary significantly from year to year. The 2020 and 2019 pension expense was determined using an expected annual rate of return on U.S. plan assets of 6.0%. At December 31, 2020, our U.S. pension plan investment portfolio was invested approximately 34% in equity securities and 66% in fixed income securities. A 25-basis point change in the expected rate of return on pension plan assets would impact annual pension expense by $0.5 million.

The discount rate of 2.14% in 2020 and 2.94% in 2019 for our U.S. pension plan was determined based on a hypothetical portfolio of high-quality, non-callable, zero-coupon bonds with amounts and maturities that match the projected future benefit payments from that plan. A 25-basis point decrease in the assumed discount rate would increase the projected benefit obligation for the U.S. pension plans by $6.6 million and decrease the annual expense by $0.2 million.

Dole Food Company’s international pension plans’ weighted average discount rate was 6.32% and 6.88% for 2020 and 2019, respectively. A 25-basis point decrease in the assumed discount rate of the foreign plans would increase the projected benefit obligation by approximately $2.3 million and increase the annual expense by approximately $0.4 million.

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Total Produce operate six funded defined benefit pension plans for certain employees of the Group. Two of these plans are based in Ireland, two are based in the United Kingdom with two small schemes in the Netherlands and Canada. The pension benefits are primarily determined based on years of service and the levels of salary. The plans in Ireland have been closed to new entrants since 2009 and salaries for defined benefit purposes have been capped. Both of the UK schemes are closed to new entrants and accrual. The schemes in the Netherlands and North America are also closed to new entrants.

Pension obligations and expenses are most sensitive to the expected return on pension plan assets and discount rate assumptions. Management determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years for the asset classes in which the plan’s assets are invested. In the absence of a change in our asset allocation or investment philosophy, this estimate is not expected to vary significantly from year to year. The 2020 pension expense was determined using an expected annual rate of return of plan assets of 2.0% to 6.2%. At December 31, 2020, pension plan investment portfolio was invested approximately 47% in fixed income securities, 24% in equity securities with the remainder in Property Funds, Cash, Insurance Contracts and Other. A 25-basis point change in the expected rate of return on pension plan assets would impact annual expense by $0.6 million.

The discount rates outlined below were determined by reference to market yields at the balance sheet date on high quality corporate bonds, and generally this is set to be the current rate of return on AA rated corporate bonds of equivalent currency and term to the liabilities. The discount rates on the Eurozone (Ireland and Netherlands) and UK schemes are set out below;

	Eurozone	UK
2020 discount rate	1.08%	1.4%
2019 discount rate	1.40%	2.0%

A 25-basis point decrease in the assumed discount rate would increase the projected benefit obligation for the Total Produce defined benefit plans by $13.3 million and decrease the annual expense by $0.6 million.

While management of both Dole Food Company and Total Produce believe that the assumptions used are appropriate, actual results may differ materially from these assumptions. These differences may impact the amount of pension and other postretirement obligations and future expense. Refer to the notes to the consolidated financial statements of both Dole Food Company and Total Produce that are included elsewhere in this registration statement for additional details of our pension and other postretirement benefit plans.

Contingencies

At each financial statement date, we apply judgements based upon specific facts and circumstances to determine whether it is probable that an asset has been impaired or a liability has been incurred. If we determine that it is probable that an asset has been impaired or a liability has been incurred we then apply additional judgments to determine whether the amount of the loss can be reasonably estimated. The amount of estimable loss is determined by assessing the specific facts and circumstances related to the applicable asset or potential liability, gaining an understanding of the range of possible outcomes, and determining the most likely amount within the range. Refer to the notes to our financial statements for additional information regarding our accounting for contingencies.

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Quantitative and Qualitative Disclosures About Market Risk

Both Total Produce and Dole Food Company are exposed to market risk from changes in currency exchange rates, interest rates and other market price risk such as commodity price risk, which may adversely affect our results of operations and financial condition. Both Groups seek to minimize the risks from these currency exchange rate, interest rate and bunker fuel fluctuations through our regular operating and financing activities. Total Produce uses derivative instruments to hedge against fluctuations in foreign currency exchange rate movements and bunker fuel prices. Total Produce also uses interest rate swaps to hedge against variable rate interest rate movements. Total Produce does not utilize derivatives for trading or other speculative purposes.

Foreign Currency Exchange Rate Risk

Because both Dole Food Company and Total Produce conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in U.S. dollars may be significantly affected by fluctuations in rates of exchange between currencies.

Dole Food Company’s products are sourced, grown and processed from approximately 20 countries in various regions, and then marketed and distributed to over 75 countries worldwide. Our international sales are usually transacted in U.S. dollars and major European currencies. Some of our costs are incurred in currencies different from those received from the sale of products. Results of operations may be affected by fluctuations in currency exchange rates in both sourcing and selling locations.

Approximately 20% of Dole Food Company’s sales are denominated in foreign currencies, which primarily consist of sales denominated in euro. Product and shipping costs associated with a significant portion of these sales are U.S. dollar denominated. In 2020, we had approximately $855 million of annual sales denominated in foreign currencies and if U.S. dollar exchange rates versus the euro and other currencies during fiscal year 2020 had remained unchanged from fiscal year 2019 our revenues would have been lower by approximately $14.1 million.

Dole Food Company sources the majority of its products in foreign locations and accordingly is exposed to changes in exchange rates between the U.S. dollar and currencies in these sourcing locations. Our exposure to exchange rate fluctuations in these sourcing locations is partially mitigated by entering into U.S. dollar denominated contracts for third-party purchased product and most other major supply agreements, including shipping contracts. However, we are still exposed to those costs that are denominated in local currencies, primarily the euro. If U.S. dollar exchange rates versus these currencies during fiscal year 2020 and fiscal year 2019 had remained unchanged from 2019, our cost of sales would have been lower by approximately $1.6 million. A 10% strengthening of dollar relative to Dole Food Company’s foreign currency exposure would lower reported revenue and operating income by approximately $86 million and $50 million, respectively excluding the impact of foreign currency exchange hedges.

Some of Dole Food Company’s divisions operate in functional currencies other than the U.S. dollar. The net assets of these divisions are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in shareholders’ equity. Such translation resulted in unrealized losses of approximately $25.6 million in 2020. We have not historically attempted to hedge this equity risk.

As part of Dole Food Company’s risk management strategy, we use derivative instruments to hedge certain foreign currency exchange rate exposures. Our objective is to offset gains and losses

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resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings. We use foreign currency exchange forward contracts to reduce our risk related to anticipated dollar equivalent foreign currency cash flows, primarily forecasted revenue transactions and forecasted operating expenses. See Note 15 “Commitments and Contingencies” to each of the consolidated financial statements of Total Produce and DFC Holdings, respectively, included herein for additional information. See Note 15 “Derivative Financial Instruments” to the consolidated financial statements of DFC Holdings included herein for additional information regarding our derivative instruments and hedging activities.

At December 31, 2020, Dole Food Company’s foreign currency hedge portfolio was as follows:

Notional Amount
Foreign currency forward contracts:
Euro	€261.4 million
U.S. dollar	$0.4 million
Swedish Krona	8.3 million kr
Chilean Peso	CLP 6.0 billion
South African Rand	R 101.3 million

Total Produce is an international Group with significant operations in Europe and North America with some operations in Brazil and equity accounted affiliates in India, Morocco and South America. Total Produce is exposed to both foreign currency translational risk and foreign currency transactional risk.

Total Produce’s presentational currency is the U.S. dollar. As the Group has significant operations in foreign currency denominated operations in Europe, the Group is exposed to foreign currency risk on translation of the results of these foreign currency denominated operations to U.S. dollar. For fiscal year 2020, 24% of Group revenue was in operations denominated in U.S. dollar, 34% in Euro denominated operations, 15% in Swedish Krona denominated operations, 15% in operations denominated in Sterling with the remaining 12% in operations denominated in Canadian Dollar, Czech Koruna, Danish Krone and Brazilian Real. If the U.S. dollar exchange rates in 2020, had remained unchanged from the 2019 rates, the Group’s revenues and operating income would have been lower by approximately $25 million and $0.4 million respectively due to the weakening of the U.S. dollar against both Sterling and Swedish Krona in fiscal year 2020, partly offset by the impact of the U.S. dollar strengthening against the Brazilian Real. For fiscal year 2019 if the U.S. dollar exchange rates in 2019, had remained unchanged from the 2018 rates, the Group’s revenues and operating income would have been higher by approximately $177 million and $2.1 million respectively primarily due to the strengthening of the U.S. dollar against Euro, Sterling and Swedish Krona and to a lesser extent Danish Krone and Czech Koruna in fiscal year 2019.

In addition, we estimate that if U.S. dollar were to strengthen by 10% relative to the following currencies it would have the following estimated impact on translation of the results of these foreign currency denominated operations to U.S. dollar;

•	a 10% strengthening of dollar relative to Euro would lower reported revenue and operating income by approximately $130 million and $1.0 million respectively.

•	a 10% strengthening of dollar relative to the Swedish Krona would lower reported revenue and operating income by approximately $57 million and $1.3 million respectively.

•	a 10% strengthening of dollar relative to the Swedish Krona would lower reported revenue and operating income by approximately $56 million and $1.0 million respectively.

Total Produce is also exposed to transactional foreign exchange rate risk arising from foreign currency transactions assets and liabilities. The Group’s companies in the United Kingdom, Sweden,

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Denmark and the Czech Republic purchase a significant volume of fruit in Euro and such currency risks are managed by utilizing spot and forward foreign currency contracts where appropriate. Given the short-term nature of the payables and receivables and the hedging strategy in place, transactional foreign exchange risk in these entities is not material from a Group point of view. The vast majority of the transactions entered into by the Group’s entities in the Eurozone are denominated in their functional Euro currency and the majority of transactions entered into by the Group’s entities in North America are in U.S. dollar and therefore no material transactional risk arises in these entities.

At December 31, 2020, Total Produce’s foreign currency hedge portfolio to manage the described transactional currency risk was as follows:

Notional Amount
Foreign currency forward contracts:
Euro	€18.3 million
U.S. dollar	$9.2 million
Sterling	£10.2 million

A significant portion of the Group’s operations are in entities outside the United States. There are significant operations in Ireland, Spain, Holland, the United Kingdom, Sweden, Denmark and Canada which operate in functional currencies other than the U.S. dollar. The net assets of these divisions are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in shareholders’ equity. The Group has hedged a portion of this foreign currency translation risk by generally financing initial overseas investments through foreign currency borrowings which naturally hedges the foreign currency investment. Such translation resulted in unrealized gains of $21.9 million in 2020 net of foreign exchange rate losses on borrowing that hedged a portion of the investments. This was due to the weakening on the U.S. dollar exchange rate at December 31, 2020 primarily against the Euro, Sterling and Swedish Krona

Commodity Sales Price Risk

Commodity pricing exposures include the potential impacts of weather phenomena and their effect on industry volumes, prices, product quality and costs. We manage our exposure to commodity price risk primarily through our regular operating activities; however, significant commodity price fluctuations, particularly for bananas, pineapples, fresh-packed vegetables and berries, could have a material impact on our results of operations.

Commodity Purchase Price Risk

We use a number of commodities in our operations, including containerboard in our packaging containers and bunker fuel for our vessels. We are most exposed to market fluctuations in prices of containerboard and fuel. We currently estimate that a 10% increase in the price of containerboard would lower operating income by approximately $11.4 million and a 10% increase in the price of bunker fuel would lower operating income by approximately $7.2 million.

We enter into bunker fuel hedges to reduce our risk related to price fluctuations on anticipated bunker fuel purchases. At December 31, 2020, bunker fuel hedges had an aggregate outstanding notional amount of 54.2 metric tons. The fair value of the bunker fuel hedges at December 31, 2020 was an asset of $4.7 million and for the fiscal year ended December 31, 2020, we recorded realized gains of $1.9 million and unrealized gains of $ 3.3 million.

Interest Rate Risk

As described in “Description of Certain Indebtedness,” on consummation of the Completion, Dole plc will have $             million in indebtedness by way of the Facilities. Proceeds of the Term Loan

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Facilities will be used to refinance certain Dole Food Company’s existing credit facilities and senior secured notes and in connection with the Completion, certain bilateral facilities of Total Produce will be terminated. Each of the Facilities will be syndicated. Each of the Facilities are variable rate facilities and therefore changes in interest rates in our indebtedness could have a material effect on our financial statements.

To reduce interest rate risk, Dole plc may enter into interest rate swaps in order to hedge the risk of the fluctuation on future interest expense related to variable rates interest borrowings.

Assuming no hedging instruments are put in place, Dole plc estimates that a 1% increase in interest rates would result in a negative impact of $10.5 million on the results of our operations.

Recent Accounting Pronouncements

For a description of recently issued accounting pronouncements, refer to Note 3, “New Accounting Pronouncements” to each of the consolidated financial statements of Total Produce and DCF Holdings, respectively, included in Item 8. Exhibits and Financial Statement Schedules.

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BUSINESS

Company Overview

We are the premier global leader in fresh produce. We offer over 300 products grown and sourced both locally and globally from approximately 80 countries in various regions, which are distributed and marketed in 30 countries, across retail, wholesale, foodservice and ecommerce channels. Our most significant products hold leading positions in their respective categories and markets. By way of example, we are one of the world’s largest producers of fresh bananas and pineapples, and a leader in value added and fresh packed vegetables in North America and other growth categories across the wider fresh produce product range worldwide. The fresh fruits and vegetables market had total sales of $335 billion in 2019 in North America and Europe according to GlobalData. In fiscal year 2020 fresh fruit and fresh vegetables represented 71% and 29% of pro forma Adjusted Revenue, respectively, with North America and Europe contributing 47% and 46% of pro forma Adjusted Revenue, respectively.

Marketing the most nutritious foods with the lowest carbon, water and ecological footprints of all the primary food groups per Barilla, we are well aligned with both environmental and social themes. Fresh fruits and vegetables, for example, and plant-based products in general are associated with the lowest greenhouse gas emissions of all other staple foods. From a social perspective, the importance of eating fresh fruits and vegetables has long been recognized as core to any healthy eating strategy, per the PBH Foundation. We are privileged to market a diverse portfolio of fruit and vegetable products that are good for both the environment and consumers’ health and well-being. Our goal is to build a healthier, more sustainable tomorrow by increasing per capita consumption of fruits and vegetables today.

Our business philosophy is to be local at heart but global by nature. Our business model is centered around creating a vertically integrated business including own production and sourcing capabilities as well as control of the supply chain and distribution. Our global production, sourcing and logistics capabilities, coupled with on-the-ground local expertise, presence, and distribution network, allow us to market a diverse and differentiated set of global products within the local markets we serve. Additionally, our owned acreage combined with a multi-continental sourcing model provide us with operating flexibility and product availability throughout the year. Within many markets in Europe we operate a partnership model with our grocery retail customers, offering holistic fresh produce category management solutions and in some cases managing entire categories within their stores.

Our business operates through a number of business-to-business and business-to-consumer brands, the pillar being our iconic DOLE brand. DOLE is the most recognized brand for fresh produce in the United States. This is evidenced by 73% fresh fruit unaided consumer brand awareness, 42 percentage points higher than that of our closest competitor, according to a survey conducted in 2020 by major global research company IPSOS. Notably, 55% of respondents to this same survey nominated DOLE as their favorite fruit brand. The DOLE brand is well established and also has a growing appeal with younger millennial shoppers, ranking within the ten fastest growing brands among millennials in the United States in 2019 according to Morning Consult. We believe that consumers and retailers in our key markets recognize and associate the DOLE brand with healthy, high quality and premium food products.

Our vertically integrated business model is supported by a valuable and strategic infrastructure and asset base with total pro forma assets of approximately $4.7 billion as of December 31, 2020. As of March 31, 2021, we owned approximately 109,000 acres of farms and other land holdings around the world, including approximately 5,000 acres of actively marketed surplus land for sale in Oahu, Hawaii. In addition, as of March 31, 2021, we owned a fleet of ten refrigerated container carriers and

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six pallet friendly conventional refrigerated ships. We also owned or leased approximately 16,873 refrigerated containers and 747 dry containers. The breadth and depth of our local market presence is evidenced by 254 facilities globally, including five salad manufacturing plants, twelve cold storage facilities, 75 packing houses and 162 distribution and manufacturing facilities. In addition to our owned asset base, we have developed long-standing relationships with independent growers across the globe, including international partnerships and joint ventures, which provide us additional operational flexibility and extended range and availability.

Our strategic asset base is complemented by an experienced and industry leading people organization. As of December 31, 2020, we have approximately 40,000 employees across 34 countries. We believe our people represent a key differentiating aspect of the business providing both produce sector expertise as well as local market insights and relationships.

We are focused on being an enthusiastic, powerful advocate of good diet, health and well-being, and supporting consumers in making healthier choices by consuming more fruits and vegetables. Sustainability lies at the heart of all that we do. We are committed to continuously improving our practices and enhancing our sustainability measures across our organization. We are building upon our existing ambitious sustainability targets for the future, determined to consolidate our position as an industry leader and make a positive impact to society and on the environment through our operations. Dole plc is the result of the combination of Dole Food Company and Total Produce, two complementary and culturally aligned organizations each with more than 130 years of history in the fresh produce industry. Going forward, Dole plc will be organized by the following divisions: Tropical Fruit, Fresh Vegetables, Diversified Produce (EMEA) and Diversified Produce (Americas & ROW). We believe this organizational structure will allow us to continue serving our existing customers with the

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exceptional quality that they have come to associate with the brands we market, and drive significant growth and cost benefits through the realization of synergies across the enlarged business.

For fiscal year 2020, Dole plc had pro forma Adjusted Revenue of $9.7 billion, pro forma Revenue of $9.0 billion, pro forma Operating Income of $227.3 million, pro forma net income of $99.5 million and pro forma Adjusted EBITDA of $371.2 million inclusive of transaction adjustments (or $383 million, excluding transaction adjustments of $12 million). For additional information regarding Adjusted Revenue including reconciliation to Revenue and Adjusted EBITDA, including a reconciliation to net income, see “Non-GAAP Financial Measures” and “Summary Historical and Pro Forma Consolidated Financial Information.”

Industry Overview and Market Opportunity

We primarily operate in the North American and European markets for fresh fruits and vegetables. The two markets combined have a total size of $335 billion, with just over $139 billion and $196 billion in sales in 2019 in North America and Europe, respectively, according to GlobalData. On a

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combined basis, the market for fresh fruits and vegetables is expected to grow at an annualized rate of 2.7% from 2020 to 2025, with Europe growing 2.1% and North America 3.4%. From 2015 to 2019, the fresh fruits and vegetables market grew at an annualized rate of 1.9%, with Europe and North America growing 1.5% and 2.5%, respectively.

The UN General Assembly’s designation of 2021 as the “International Year of Fruits and Vegetables” recognizes the pivotal contribution of fresh produce across global health, nutrition and sustainability. Consumers in developed economies remain focused on improving health & wellness and are increasingly shifting their consumption towards natural, fresh and whole foods such as fruits and vegetables and away from processed shelf stable food and animal proteins.

Consumers are also increasingly demanding products produced in a sustainable and responsible manner. According to a recent survey by Empathy Research 57% of global respondents are making more of an effort to reduce their carbon footprint and have greater care for the environment. Additionally, 47% of global respondents reported that ethically and sustainably sourced ingredients are more important to them now than before the pandemic. Given the fresh produce industry has the lowest environmental footprint across all food categories, per Barilla, fruits and vegetables are very much aligned with sustainable consumption. Consumers are also increasingly demanding local produce, with 28% of global respondents looking to buy food that is produced as close to where they live as possible, per Empathy Research. We believe we are well positioned to capitalize on these trends through our dual global and local farming and sourcing capabilities. Fresh produce is also a key growth driver in grocery stores, contributing to higher footfall at the perimeter of the store at the expense of center of store. While the center of store briefly outpaced produce during the COVID-19 pandemic as consumers sought the security of pantry loading, in the 26 weeks ending February 27, 2021, produce regained its position as a secular key growth driver, per U.S. Nielsen data.

Food retailers have sought to embrace these consumer trends towards health & wellness and sustainable consumption by continuing to focus on the fresh produce aisle as a core perimeter-of-store category and footfall driver. This is evidenced by 74% of consumers buying fresh food at least once a week, per Deloitte, and 45% of consumers believing it is now more important to buy healthy food compared to before COVID-19, per Bain & Company.

Within the produce category we have seen higher growth categories in berries, avocados, organic produce, and value added vegetables, with annualized growth rates of 7.7%, 6.8%, 10.3% and 8.1%, respectively, from 2018 to 2020, per our calculations based on data provided by Nielsen Volume CAGR for Key Produce Categories & Perimeter Departments in U.S. (weight for produce, units for perimeter). Further, over the past several decades, consumers have become more interested in the benefits of organic foods given increased focus on health and nutrition. In more recent years, according to our calculation based on Nielsen data, there has been a 10.3% CAGR in organic produce from 2018 through 2020, and uptick to 15.7% growth in 2020, calculated by reference to Nielsen Volume CAGR for Key Produce Categories & Perimeter Departments in U.S. (weight for produce, units for perimeter).

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Historical and Projected Fruit & Vegetable Market Industry (North America and Europe)

Market growth is expected to accelerate driven by consumer trends towards health &

wellness and more nutritious foods

Source: GlobalData

Our Competitive Strengths

We believe that the following strengths position us to develop and maintain the competitive advantages and leading market positions that are critical to our continued success.

An Established Global and Local Market Leader in a Large and Structurally Growing Category

We are the premier global supplier of fresh produce with pro forma Adjusted Revenue of $9.7 billion in 2020 (pro forma Revenue of $9.0 billion), maintaining a global footprint and leadership positions across multiple attractive product categories. As described above, the fresh fruits and vegetables combined North American and European market is expected to generate 2.7% annualized growth from 2020 to 2025. We believe consumer trends including plant-based and flexitarian diets, environmental consciousness and sustainable consumption, convenience, and health & wellness are the drivers of an acceleration in projected growth.

With pro forma Adjusted Revenue of $9.7 billion (pro forma Revenue of $9.0 billion), Dole plc is approximately twice as large in revenue as compared to our nearest competitor and thus we believe we are favorably positioned to capitalize on this projected structural industry growth. We are the market leader for bananas in North America and hold the #3 position for bananas in Europe. We also hold the #2 position for pineapples in North America, the #2 position for value add vegetables in North America, the #3 position for pineapples in Europe, and are the #1 global exporter of grapes. Additionally, we benefit from increased size and presence in attractive growth categories such as organic produce, avocados, berries and value added vegetables. According to Dole’s calculation by reference to Nielsen Volume CAGR for Key Produce Categories & Perimeter Departments in U.S. (weight for produce, units for perimeter), 2018-2020 CAGR for organic produce was 10.3%, avocados was 6.8%, berries was 7.7% and value added vegetables was 8.1%. We believe that our size creates differentiation and allows us to maximize operational efficiency and maintain a low-cost positioning that creates differentiation and is difficult to replicate in mainstream market segments.

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Top 10 Largest Produce Peers by Revenue

Source: Nielsen 2018-2020 Volume CAGR for Key Produce Categories & Perimeter Departments in U.S. (weight for produce, units for perimeter). Fresh Vegetable CAGR represents Freshpack Nielsen 2018-2020 CAGR. Value Add Vegetables CAGR represents Value Added Salads Nielsen 2018-2020 CAGR.

Note: Bananas and Pineapples leadership figures are Dole estimated Latin sourced fruit. Value Added Vegetables leadership figure is Dole estimated value added retail sales. Grapes leadership figure is Dole estimated from Southern Hemisphere

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Highly Diversified Product and Services Offering, Sourcing and Customer Base

The combination of Total Produce’s and Dole Food Company’s complementary businesses creates a diversified and well-balanced portfolio with enhanced resilience which we believe uniquely positions us for sustainable and profitable growth. In fiscal year 2020 fresh fruit and fresh vegetables represented 71% and 29% of pro forma Adjusted Revenue, respectively, with North America and Europe contributing 47% and 46% of pro forma Adjusted Revenue, respectively. We offer over 300 products grown and sourced both locally and globally from approximately 80 countries in various regions, which are distributed and marketed in 30 countries, across retail, wholesale, foodservice and ecommerce channels. Our diverse product offering allows us to reach a broad global consumer base that is increasingly demanding product availability all year round.

By maintaining hundreds of grower relationships across North America, Europe, South America, Africa, New Zealand and other geographies, we are similarly not dependent upon any one geographic area or grower for the sourcing of our products. This reduces risk from exposure to natural disasters and political disruptions, while allowing access to the highest quality products throughout the year. In fiscal year 2020, no third-party grower represented more than 10% of the sourced volume for any significant product.

Our largest customers are leading retail, wholesale and foodservice customers in North America, Latin America and Europe, none of which contributed more than 10% of total sales in fiscal year 2020.

Dole plc Product Mix	Dole plc Geographic Mix

Note: Based on FY 2020 pro forma Adjusted Revenue	Note: Based on FY 2020 pro forma Adjusted Revenue

Diversified Sourcing Network

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Iconic DOLE Brand with Industry Leading Customer Awareness

The DOLE brand is the most recognized and trusted brand in fresh fruit in the United States, as evidenced by our 73% unaided consumer brand awareness, which is 42 percentage points higher than that of our closest competitor, according to a survey conducted in 2020 by IPSOS. Additionally, 84% of respondents in the same IPSOS survey declared that Dole Food Company has quality products, 85% of respondents identified DOLE as a likeable brand, 55% of respondents nominated DOLE as their favorite fruit brand, and 53% of respondents declared a willingness to pay a little more for the DOLE brand. Through our global marketing efforts, we believe we have made the distinctive red “DOLE” letters and sunburst a familiar symbol of freshness and quality, widely recognized by consumers around the world for providing healthy food products. The DOLE brand supports our leading positions in the markets we serve. Going forward, Dole plc intends to build upon the recognition and trust that the DOLE brand has earned to broaden its footprint, extend its categories, and attract new customers.

Strong Control Over Supply Chain from Differentiated, Vertically Integrated Business Model

Dole plc is unique in its capacity to deliver the best of both worlds: the collective strength, resources and supply chain influence of a global leader with the service and market focus of a local operator. Our strategic asset base across the globe, with total pro forma assets of approximately $4.7 billion in fiscal year 2020, gives us superior control over production, processing, warehousing and transportation. This control over the supply chain positions us to consistently and efficiently deliver fresh fruits and vegetables to our consumers in pristine condition on a global scale. Our quality starts on the farm. As of March 31, 2021, we owned over 109,000 acres of land around the world and lease approximately 21,000 acres. Locally, across each of the markets in which we operate, we have developed enduring relationships with hundreds of local growers, investing in their businesses and providing agronomic, commercial and promotional support. This broad ownership across regions of production assets provides the ability to manage costs and improve commercial opportunities with our independent growers, further strengthening our low cost positioning. In addition, as of March 31, 2021, we owned a fleet of ten self-sustained refrigerated container carriers and six pallet friendly conventional refrigerated ships with container-carrying capacity on deck. As of March 31, 2021, we operate eleven of our vessels and charter two to a third party. We also cover part of our shipping requirements under contracts with existing liner services and occasionally charter vessels for short periods on either a time or voyage basis when required. We also own or lease approximately 16,873 refrigerated containers, 747 dry containers, 5,573 chassis, 4,837 generator sets, and 254 facilities worldwide as of as March 31, 2021. Our supply chain gives us the tools to outperform the market on service, quality and cost. It also allows us to serve our customers with both the end-to-end solution and the supply chain transparency they are increasingly asking for.

Dole Plc is at the Forefront Of Environmental and Social Issues with a Portfolio of Healthy and Sustainable Produce

We are grateful to market (a) the most nutritious foods and (b) products with the lowest carbon, water and ecological footprints of all the primary food groups, per Barilla. Our goal is to build a healthier, more sustainable tomorrow by increasing per capita consumption of fruits and vegetables today.

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Dole Food Company and Total Produce have both publicly committed to numerous specific sustainability goals for 2025 and 2030 which are already broadly aligned. Dole plc plans to continue to enforce these efforts before merging them into a single set of goals in 2022. By way of example, some of the individual goals previously stated by Total Produce and Dole Food Company are:

•	Achieving 30% reduction in Total Produce group-wide market place emissions and net zero carbon emissions from Dole Food Company-owned farms;

•	Achieving 100% optimized water practices in managed farms and packing facilities;

•	Ensuring all group banana and pineapple packaging is recyclable or compostable;

•	Reducing shipping emissions by 30%;

•	Expanding the role of the Dalé Foundation, the organization responsible for corporate responsibility projects for the Dole Food Company in Ecuador and Peru, throughout Latin America;

•	Hitting 750 million cumulative impressions annually regarding healthy nutrition;

•	Investing $0.07 per box of Dole Food Company bananas to fund local social impact projects;

•	Implementing blockchain product-tagging technology or advanced traceability solutions; and

•	Extending the use of SEDEX, which is one of the world’s leading online platforms for companies to manage and improve working conditions in global supply chains, to all Total Produce operations.

Our deep commitment to sustainability is rooted in transparency and impact as we aim to be among the highest SDG rated companies in the food industry by empowering consumers, offering a wide range of fair trade and organic fresh fruits and vegetables, and remaining steadfast in our expectation for the best sustainable practices from those with whom we do business.

Greenhouse Gas Emissions Per Kilogram of Food Product

(kg CO2-equivalents Per kg Product)

Source: Vox (“How to reduce your food’s carbon footprint, in 2 charts,” 2020).

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Executive Board and Management Teams with a Track Record in Delivering Growth

The highly regarded management teams of Total Produce and Dole Food Company, with combined experience of over 130 years in the fresh produce sector, will lead Dole plc. Carl McCann will preside over the group’s activities as Executive Chairman and lead our long-term strategy together with the executive management team. Our day-to-day operations will be led by Chief Executive Officer Rory Byrne, Chief Operating Officer Johan Lindén and Chief Financial Officer Frank Davis. For more information, please see the detailed biographies in the section entitled “Management—Directors, Director Nominees and Executive Officers.” Dole plc is organized around a divisional structure that is led by highly regarded executives with deep industry experience who are recognized as amongst the best in the fresh produce sector. Each division has built a strong management team and culture, focused on accountability and delivery of results. The business divisions are supported by specialist corporate functions, each led by senior professionals with significant experience from within the sector.

Our Employees are Amongst Our Greatest Competitive Advantage, and We Pride Ourselves in Attracting and Retaining Some of the Most Experienced and Accomplished People in the Sector

At Dole plc we are privileged to employ approximately 40,000 people as of December 31, 2020 who are some of the most experienced and accomplished people in the sector. We strive to be a good employer by cultivating a positive and engaging culture. The key characteristics of our organization include employee inclusion, well-being, safety, training, career development and community involvement. We have adopted strategic priorities such as “the people behind the produce,” which formalizes our policy for assessing culture and engagement in our local businesses. Our employment practices include encouraging and facilitating collaboration, practicing a nondiscriminatory policy and being an equal opportunity employer across the globe. Our employees bring together local expertise and global perspectives, where embracing change is part of our way of working. As a result, our “can do” customer-centered culture is one in which our people are ambitious, progressive, resourceful and resilient.

Reinforced, Stronger Operating Financial Profile that Has Shown Strong Resilience Through COVID-19

Our financial profile is characterized by a combination of growth and resilience, resulting from our diversified exposure by both segment and geography and diversified growing and sourcing. Throughout the COVID-19 pandemic, we benefitted from robust retail and wholesale demand, which helped to offset reduced levels of activity in the food service sector. In 2020, Total Produce grew revenue 4.3% to $4.3 billion, while Dole Food Company grew revenue 3.5% to $4.7 billion, both of which represented faster growth rates than those achieved in 2019. Furthermore, through our leading retailer partners, we expect to continue our ecommerce momentum, with such business channel witnessing accelerated growth during the pandemic. We believe Dole plc will benefit from an enhanced balance sheet and strong cash flow generation, which, supported by sustainable growth and earnings resilience, will position Dole plc to fund and maintain an attractive dividend pay-out ratio.

Our Growth Strategy

Continue to Invest in a Large and Structurally Growing Fresh Produce Market

As the global #1 in fresh produce for fiscal year 2020, we believe Dole plc will be well positioned to benefit from the future growth prospects of the $335 billion combined North American and European fresh fruits and vegetables market that is expected to grow to $398 billion in 2025 and at a 2.7% five-year CAGR from 2020 to. As the largest player in this market, we have a responsibility to invest in the category and ensure consumers are appropriately informed of the benefits of a nutritious diet rich in fresh fruits and vegetables. Health-conscious consumers are driving much of the growth in demand for

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fresh produce, a trend that continues to accelerate as evidenced by the fact that 65% of respondents to a global survey performed by Empathy Research indicated they are making an effort to eat healthier.

Deepen Market Penetration Across Our Existing Global Footprint With Enhanced Customer Offerings

Where we already have a presence, the coming together of Total Produce and Dole Food Company presents an opportunity to extend our collective commercial footprint. For example, Spain, France and the United Kingdom constitute three territories where, through leveraging our existing infrastructure, market expertise and relationships, there is potential to access new customers and channels such as foodservice and ecommerce. By linking, augmenting and streamlining this network to our vertically integrated supply channels, we believe we are well-positioned to meet the evolving needs of retailers and foodservice operators with international distribution and category management requirements.

We intend to extend the range of vertically integrated products sold by our existing client base across Europe and North America by collaborating across the supply chain and utilizing our collective sourcing network, customer relationships and the DOLE brand. Thus, we believe we can better serve retail clients operating in multiple distribution channels with complex requirements, while generating efficiencies in overall distribution.

Expand into Additional Territories and Categories as a Result of a Highly Complementary Asset Base and Brand Recognition

Dole plc is well positioned to offer its customer base a wide range of premium produce during all 52 weeks of the year. This range includes high-growth, high-value products grown to the highest agronomic and sustainable standards, including avocados and berries. The combination of Total Produce and Dole Food Company in these categories will make Dole plc a significant player and create a new platform for growth. Additionally, Dole Food Company’s strategically located asset base combined with Total Produce’s distribution capabilities will help drive continued expansion in broader markets. In bringing together exceptional produce, a recognized, trusted brand, and a strategically located asset base, we will strive to promote a wider range of products in new markets and product categories.

Benefit from Combined Consumer Insights and Strategic Partnerships to Drive New Product Development and Innovation

We believe that Dole plc, as the industry leader, will be a focal point for innovation in marketplace operations, specifically consumer behavior and insights, new product developments, logistics, operational efficiencies and sustainability. We launched our Kostministieriet (“Ministry Of Food”) initiative, which is dedicated to garnering deeper insights into consumption motivators and inhibitors for choosing more fresh fruit and vegetables, across 10 European nations.

We recently announced a strategic partnership with Elo Life Systems, a food and agricultural biotechnology company with a mission to create novel products that enhance the nutrition and diversity of the global food supply. Together, we will aim to develop multiple new banana varieties, including Cavendish, with enhanced resistance to fungal diseases such as Fusarium wilt.

In accordance with the DOLE brand’s promise, Dole plc is committed to continue offering health-conscious consumers a growing number of premium meals and snack options supporting trends for plant-based and flexitarian diets. Over the past three years, Dole plc has launched 252 new SKUs under the DOLE brand and private labels, generating $180 million in additional sales.

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Research across logistics and operations is orientated towards delivering cost and sustainability-related improvements, as well as simplifying the supply chain. Recent initiatives include trials for The Internet of Things (“IoT”) solutions, which have focused on the transmission of key supply chain data in real time, and the development of innovative direct-to-consumer solutions in our “No Waste” facility in Helsingborg, Sweden. We will continue to focus on the development of user-friendly platforms to measure and manage the sustainability impact of our business globally. Our Insight App tool was developed in 2020 to profile growing regions globally on the basis of core sustainability metrics.

Drive Additional Growth in Value Added, Organic and Sustainable Categories

We are committed to leveraging our shared sourcing network to widen the availability and bring an increasing range of organic, sustainable products to market. This matches the expectation of a growing segment of the population, as shown by 31% of respondents in the United States that estimated 25% to 50% of their fresh produce is organic, according to a survey performed by The Packer. Additionally, a recent study by Empathy Research suggests 27% of global respondents are willing to pay more for food that is sustainably produced. We will leverage the unique sustainability story of Dole plc to establish a point of difference in the marketplace by adding value at the point-of-sale through best-in-class sustainable packaging and local procurement. We will use our localized, global infrastructure to facilitate post-COVID trends toward convenience and direct-to-consumer solutions, providing value-added, organic and sustainable categories to drive further growth. Our offerings will include ready-to-eat, meal kits, and bagged salads, all utilizing the trusted DOLE brand as a reassuring promise of consistency and quality.

Optimize Our Supply Chain, “Setting Our Service Apart”

Dole plc will offer a compelling proposition for global customers by delivering efficiencies through collaboration across our global procurement and distribution networks. For instance, South Africa and Chile are important sourcing regions for Dole plc, and by coordinating group-wide procurement and logistics from both countries, we will be able to increase volumes and deliver economies of scale within the group. Additional supply chain benefits include increased collaboration across inland freight and logistics in North America and Europe, further development of third-party logistics offerings, and a strategic approach to the coordination of global sea freight management. We aim to enhance the supply chain responsiveness of our operating companies and deliver real-time solutions, which is further enhanced by our broader combined access to market intelligence. We believe our supply chain optimization will differentiate us from competitors and add value by streamlining the route to market, refining direct sourcing models and assuring best practices in quality and sustainability through our greater supply chain influence.

Continue to Focus on Synergistic M&A in a Fragmented and Growing Market

The strong foundation created by Dole plc’s well-capitalized balance sheet will position the company to benefit from acquisitions and development opportunities in a fragmented industry. Both Total Produce and Dole Food Company have an extensive history of successful acquisitions in the fresh produce sector, which has allowed them to build highly specialized capabilities in the industry. Total Produce has traditionally grown through acquisitions, with an extensive track record in the identification, execution, and integration of such targets. In the 15 years following the 2006 separation from Fyffes, Total Produce has completed more than 100 acquisitions. These acquisitions are of varying sizes across four continents, from transformational investments such as the investment in DFC Holdings, to smaller, bolt-on investments. These transactions have been the primary driver of Total Produce’s continued expansion with revenue more than tripling during this time, from $2.1 billion in 2006 to $7.1 billion in 2020 (which includes Total Produce’s share of joint ventures and associates and eliminates the proportionate share of revenue transactions between Total Produce subsidiaries and

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joint ventures and associates). Similarly, Dole Food Company has experience in successful M&A, with recent focus in strategic assets and a continuous evaluation of the returns on existing assets to constantly improve the efficiency of its capital allocation process.

Our Business

Dole plc is expected to have four primary reportable segments: Tropical Fruit, Fresh Vegetables, Diversified Produce (EMEA) and Diversified Produce (Americas & ROW). These segments will be managed separately due to differences in geography, products, production processes, distribution channels and customer bases, in addition due to historical integration of businesses prior to the Pro Forma Transactions.

Tropical Fruit.    The Tropical Fruit reportable segment will sell bananas, pineapples which are sourced from local growers or Dole plc-owned and leased farms primarily located in Latin America and South Africa, and sold throughout North America, Europe, Latin America, the Middle East and Africa (primarily in South Africa).

Fresh Vegetables.    The Fresh Vegetables reportable segment will sell value added and fresh packed vegetables and salads and has a line of fresh-packed products that includes produce like iceberg, romaine and leaf lettuces, celery, and value-added salad and meal kits. These products are sourced from North America and Latin America, and substantially all of the sales for fresh vegetables are generated in North America.

Diversified Produce (EMEA).    The Diversified Produce (EMEA) reportable segment will include Dole plc’s Irish, Dutch, Spanish, French, Italian, UK, Swedish, Danish, Eastern European and Brazilian businesses, each of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and in some instances foodservice channels across the European marketplace.

Diversified Produce (Americas & ROW).    The Diversified Produce (Americas & ROW) segment will include Dole plc’s U.S., Canadian, Chilean and Indian businesses, all of which market globally and locally sourced fresh produce. Below is a table of the breakdown of revenue by product category for fiscal year 2020.

2020 Segment Revenue	2020 Segment Adjusted EBITDA
Fresh Fruit	Fresh Fruit
DFV	DFV
Diversified (Americas & ROW)	Diversified (Americas & ROW)
Diversified (EMEA)	Diversified (EMEA)

Total Revenue	Total Adjusted EBITDA

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Principal Properties

North America

Canada

We have facilities spread across British Columbia, Calgary and Ontario consisting of offices, warehousing/cold storage, packing, ripening rooms and transportation brokerage services. The largest facility is based in Coquitlam, British Columbia which consists of a leased warehouse, with cold storage and repacking capabilities, and adjoining offices.

United States

We operate agricultural land across the United States. In Hawaii, our operations are located on the island of Oahu, where we produce pineapples, coffee and cacao. We also own and lease land in California, Florida, North Carolina, Arizona and Ohio in connection with our vegetable and berry operations.

Our non-farm properties across the US consisting of warehousing/cold storage, packing, ripening, offices and transportation brokerage services. The locations are spread across California, Arizona, Florida, Washington, Ohio, North Carolina, Texas, Illinois, Pennsylvania, Arizona and Delaware. We have several terminal operations, including those in California, Texas, Mississippi, Delaware and Florida, where we conduct our logistics and shipping operations.

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South and Latin America

We have operations across South and Latin America. We produce bananas on directly owned and jointly operated plantations in Costa Rica, Ecuador, Honduras, Guatemala, Colombia and Peru. In Mexico, we lease farmland in connection with our vegetable and berry operations and own and operate berry packing facilities in Michoacán and Jalisco. We also operate orchards, nurseries and berry fields on properties in Chile, Peru and Argentina.

We also operate pack houses and cold storage facilities throughout South America to assist our operations. In Chile, we own a fresh-cut salad manufacturing plant for local distribution within Chile.

Europe

Eurozone

In Europe we operate owned and leased facilities, which include our warehousing, offices, logistics, packing and some growing operations. Our main areas of operation are set out below:

Ireland

We have facilities across the Republic of Ireland, including corporate facilities and other warehousing and ancillary offices. This also includes smaller growing facilities for fresh produce such as tomatoes and herbs. The largest facility is spread over two leased buildings and encompassing warehouses, a packhouse and offices in Swords, Co. Dublin.

Spain & Portugal

We have 19 facilities in Spain and 3 in Portugal with the main operation being in Madrid (9,800 square meters) and the Spanish head office in Alicante. These facilities are generally warehousing, ripening rooms and ancillary offices.

The Netherlands

We operate facilities across the Netherlands with the large warehousing and ancillary offices in Bleiswijk, Poeldijk, Venlo, Rotterdam and Dronten.

Other Eurozone

We have terminal facilities in Antwerp, Belgium related to our shipping operations. In France, we have distribution facilities in both Vitrolles and Cavillon. We operate ripening facilities in Stelle, Germany and Calico and Guidonia, Italy. We also have sales offices across the Eurozone, including in Milan, Athens and Hamburg.

Non-Eurozone

The main non-Eurozone countries we operate in are as follows:

Sweden

We primarily operate from facilities in Helsingborg which include offices and warehouses including automated packing and sorting facilities and ripening rooms. We operate other, smaller facilities across Sweden, including production and processing plants as well as warehousing and office space. Two of these are located in Stockholm with the remaining in the southern part of Sweden.

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Denmark

The main Danish facility, located in Køge, consists of a warehouse, picking/packing area, office space. and contains ripening facilities and avocado and mango ripening facilities. There is a second facility in Aarhus which is used for banana ripening and cross docking of Spanish produce.

United Kingdom

Across England, Scotland, Wales and Northern Ireland, we operate our UK Head Office and other buildings which include both warehousing and ancillary offices. The largest facilities are in Spalding and Bristol, includes both foodservices and wholesale operations.

Czech Republic

The Headquarters for our Czech operations are based in Brno which includes office space, warehouses, banana ripening rooms, cold storage and logistics. There are five other locations which include warehouses, land in Rika and Moravia. Our Czech operating company also has a facility in Bratislava in Slovakia.

Rest of World

We have facilities spread across the rest of the world, with some locations owned directly and others owned through our partner companies. This includes vineyards and orchards in South Africa, certain facilities in Australia and offices and warehouses across India. We also operate certain sales offices abroad, most notably in Dubai, which handles our Middle East trade.

Research and Development

Our research and development programs are an important mechanism through which best agronomic and sustainable practices can be assured and through which insights can be leveraged and innovations developed. It plays an important role in ensuring that we deliver exceptional fresh produce to our customers and consumer and establish a tangible point of difference in the marketplace. Our focus lies predominantly on sustaining the productivity of our agricultural lands, food safety, nutrition science, product quality, value-added product development and packaging design.

Across the Supply Chain

Our agricultural research is directed toward sustaining and improving product yields and product quality by examining and improving agricultural practices in all phases of production (such as development of specifically adapted plant varieties, land preparation, fertilization, cultural practices, pest and disease control, post-harvesting, handling, packing and shipping procedures), and includes on-site technical services and the implementation and monitoring of recommended agricultural practices. Research efforts are also directed towards integrated pest management and biological pest control. We also recently announced a strategic partnership with Elo Life Systems, a food and agricultural biotechnology company with a mission to create novel products that enhance the nutrition and diversity of the global food supply. Together, we will aim to develop multiple new banana varieties, including Cavendish, with resistance to fungal diseases such as Fusarium wilt. We develop specialized machinery for various phases of agricultural production and packaging that reduce labor costs, increase efficiency and improve product quality. We conduct agricultural research at field facilities primarily in California, Hawaii and Latin America. We also sponsor research related to environmental improvements, the protection of worker and community health, and the advancement of food safety in produce. We strive also to bring best research and development practices to refine our transit systems

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from field to marketplace. In trialling new technologies such as blockchain solutions and IoT we are focused on transmitting key supply chain data in real time to ensure ever greater quality and freshness at point of sale as well as even greater transparency along the supply chain.

In the Marketplace

Consumer-centric in orientation, we understand the pivotal role research has to play in identifying and addressing consumer needs. In 2021 we launched our Kostministieriet (“Ministry Of Food”) initiative spanning ten European countries, dedicated to better reconciling our product portfolio with the modern needs and expectations of the average European consumer. Complementing additional localised market research efforts conducted throughout the year, this research feeds into new product development focused on meeting specific identified needs. Recent examples including the development and evolution of value added products such as Ready To Eat and Meal Kit solutions and the development of IT and distribution solutions for direct to consumer services. Research and development also has an important contribution to make in our efforts to improve sustainability. In developing recyclable and compostable packaging solutions in Ireland, the United Kingdom, the Netherlands, the United States and Canada, we are empowering consumers to make more responsible choices. We also continue to invest in evolving technologies in order to improve our efforts to measure and manage the environmental impact of our operations.

Sales and Marketing

Promoting Fresh Produce

We seek to make the world a healthier place. Promoting a healthier diet, and specifically an increased intake of fresh fruits and vegetables, begins with listening to consumers, understanding their motivations and identifying opportunities to inspire and encourage increased consumption. We are committed to working with stakeholders, such as governments, industry bodies, customers and growers to gather greater insights into consumer behavior and drive consumption. Across our operations, we are enthusiastic sponsors of generic promotional campaigns, including the “Eat Them To Defeat Them” campaign in the United Kingdom and the “Incredible Edibles” program in Ireland and “5 al Dia” in Spain. Independent of our peers, we work to drive consumption through consumer orientated new product development, branding, packaging, promotions and online engagement with consumers. In doing so, our approach is consistent; we seek to “find the fun in fruit,” and to inspire, educate, motivate and empower consumers.

Promoting our Brand

We promote the DOLE brand through marketing campaigns and communication activities via social media that celebrate the unique range of Dole plc products, the goodness of fresh produce and their nutritional value to our consumers while supporting them in making healthier choices in their daily lives. Most of our activities are based on high quality content distributed through social media where we have an active presence. We also support a wide range of events, many dedicated to sport and wellness, and causes related to health and nutrition. We are particularly active in promoting nutrition education though our partnership with No Kids Hungry in the US or the public school system in Greece. Since 2016, Dole Food Company has partnered with Disney to promote healthy living through multiple campaigns in North America which we intend to continue and amplify in the future.

In 2021, we engaged New York-based agency Beanstalk to search for new licensing partnerships opportunities with like-minded companies and extend the reach of the DOLE brand while generating new revenue streams.

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Our Marketplace Distinguishers

At Dole plc, we are, first and foremost, produce enthusiasts. We bring a wealth of experience, expertise and passion to the sales and marketing of fresh fruits and vegetables and believe that, in promoting products inextricably linked to good health and well-being, we make a positive contribution to the world in which we live. We sell and distribute our fruit and vegetable products through a network of fresh produce operations in North America, Europe, Latin America, South Africa and Dubai. Some of these operations involve the sourcing, distribution and marketing of fresh fruits and vegetables, while others involve only distribution and marketing. We have regional sales organizations dedicated to servicing major retail, wholesale and foodservice customers. We also use the services of brokers in certain regions, including for some sales of packaged salads.

We place a special emphasis on establishing long-term and mutually beneficial relationships with our retail, wholesale and foodservice customers. One critical aspect of this these relationships is the provision of various value-add services, such as category development, product innovation, graphic design and tailor-made shopper marketing programs, which we believe drive sales and increase the value of our customers’ decision to partner with us.

A core competency of our sales and marketing function lies in our capacity to differentiate the fresh offering our customers can present to consumers. By virtue of our on-the-ground operations and local experts across the world, we are attuned to the needs of local marketplaces, tailoring bespoke solutions and delivering a tangible competitive advantage to our customer base. At Dole plc, one size does not fit all. We believe we distinguish ourselves through our global scale, our capacity to source high-quality crops from accomplished global growers and our ability to customize our offerings to local needs. Sometimes it is derived from our relationship with local growers and in our investment in growing, branding and promoting local produce. Most often, it is our capacity to supply both and our commitment to exceptional service for building our customer’s business that sets us apart.

Customers

In fiscal year 2020 fresh fruit and fresh vegetables represented 71% and 29% of pro forma revenue, respectively, with North America and Europe contributing 47% and 46% of pro forma revenue, respectively.

In North America, our diverse range of retail customers include large chain stores, and we often enter into product and service contracts with such retail customers. We have regional sales organizations dedicated to servicing our major retail, wholesale and foodservice customers. We believe that our global scale allows us to support the growth of our customers and consistently provide the highest quality fresh produce under the specifications and with the level of service they expect.

In Europe, our customer base is characterized by its diversity of sectors, geography and products. At retail level, we serve a broad spectrum of outlets from local independent stores to the largest international retail chains including some of the world’s largest retailers. No single customer was responsible for more than 10% of group turnover in 2020. Similarly, in foodservice, customers include international contract caterers as well as local restaurants and coffee shops. Across our operations, we trade with wholesale operators of various sizes and reach and we have traditionally processed customers through this sector.

While our reach allows us to cater to diverse, international clients with global needs, our extensive on-the-ground infrastructure allows us to provide bespoke services for local customers and local branches of global customers across the world. We believe this capacity to customize individual customers experience differentiates us as a supplier. We believe that given the flexibility inherent in our

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business model, group-wide experience, expertise, size, reach and resources, we are well placed to anticipate future customer needs, sustain and augment our relevance in the supply chain, consolidate our position at the forefront of the market and continue to grow as our industry evolves.

Competition

The global fresh produce industry is a highly competitive sector, one characterized by a complex supply chain and fragmented supply base. In addition, each sector in which we operate typically hosts a single large local competitor or a number of local competitors. Competition in the various product categories in which we operate is affected by reliability, consistency, quality, range, price, continuity of supply, product quality, brand recognition and perception, the ability to satisfy changing customer preferences through innovative product offerings, and the capacity to manage contingencies and to deliver a point of difference. Mirroring our own operations, competition emanates from a diverse selection of operators ranging in size from global multi-nationals to small independent merchants across the retail, wholesale, foodservice, and ecommerce channels. We consequently compete simultaneously at a localized level and on a global scale.

We believe that our capacity to compete at both a local and global level differentiates the produce we supply and the service that we provide. We believe our robust, integrated supply chain differentiates us from our competitors as it allows us to readily supply high-quality fresh produce on a global scale, as demanded by our global customer base. We believe too that the economies of scale that our size delivers and the cost consciousness inherent in our culture and business model keeps us competitive while, in an ever changing market, our experience, our ongoing investment in operations and our commitment to responsible, sustainable production makes us a safe pair of hands well positioned to meet competition, local or global.

The international banana market is intensely competitive, with a small number of large global producers, together with smaller independent growers, packers and middlemen. Our principal competitors in the international banana business are Chiquita Brands International Fresh Del Monte Produce and Fyffes. The international pineapple and diversified fruit categories have a large number of exporters, importers, and cooperatives competing in the sector. Our primary competitor in pineapples is Fresh Del Monte Produce Inc. and our primary competitors in our diversified fruit category vary on the specific product and region.

In fresh vegetables, a limited number of grower-shippers in the United States and Mexico supply a significant portion of the U.S. market, with numerous smaller independent distributors also competing. We also face competition from grower cooperatives. In value-added salads, our primary competitors include Chiquita Brands International (which markets Fresh Express), Ready Pac Produce and Taylor Fresh Foods. In fresh-packed vegetables, our primary competitors include Tanimura & Antle, Duda Farm Fresh Foods, Ocean Mist Farms and the Nunes Company. In berries, our primary competitors include Driscoll Strawberry Associates, Naturipe Farms, California Giant Berry Farms, and Well-Pict Berries. In respect of exotic products, Nature’s Pride and The Greenyard Group are the competitors closest in size and product portfolio to our European operations.

Food Safety

Our First Priority, Always

In addition to being a market leader in the sale and production of tropical fruits and fresh vegetables, we drive innovation in food safety through our support of scientific research. For example, we were actively involved in the creation of the original industry-wide Leafy Greens Marketing Agreements (“LGMA”) for both California and Arizona. Our food safety leadership actively participates

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in both LGMA organizations in various capacities influencing industry direction and setting new standards for food safety within the industry. We engage experts in the fields of academia, industry and regulatory through participation on technical committees, advisory boards and industry workgroups for key industry organizations allowing our company to play a critical role in shaping scientific research priorities and driving application of this research within the industry to advance food safety. Our food safety leadership serves on both the Board of Directors for the Center for Produce Safety, an organization dedicated to funding research which will find practical solutions to help improve food safety in the produce industry, and the Steering Committee of the Global Food Safety Initiative (“GFSI”), an internationally recognized benchmarking organization considered the worldwide gold standard for food safety audits.

Our food safety programs are built upon the most current, cutting edge scientific knowledge and we routinely evaluate and apply the latest science and technology within our programs. Globally, food safety programs across many Dole Food Company divisions are harmonized to operate under a single food safety management system utilizing a risk-based approach to assessing our operations, growers, and suppliers. We require all production operations around the world to comply with all elements of LGMA (as applicable), Good Agricultural Practices for growing and harvesting produce and Good Manufacturing Practices in the packing and processing of fresh produce (each as proscribed by the USDA). Verification of compliance to these standards is conducted through audits by qualified individuals either within our company or through a third-party audit company. We require that all of our own production facilities and farms, as well as those of our growers and suppliers throughout our supply chain, to be certified against GFSI recognized certification programs.

We also work with researchers, service providers and technology partners to conduct trials and validation studies on products and processing methods designed to reduce risk, increase productivity and operate more sustainably. Information technology also plays an important role in our food safety programs by digitally capturing key quality and food safety metrics across our supply chain eliminating paper forms and documents allows us to turn thousands of data points into actionable information. Through the use of analytics, we identify trends and drive continuous improvement across all elements of our program. We were also an early adopter of blockchain technology, teaming up with Walmart, IBM and other global companies to demonstrate the potential of blockchain to enhance transparency in the food industry. We continue to lead the produce industry in the use of blockchain technology by leveraging standardized produce traceability initiative (“PTI”) labeling and other globally recognized traceability standards to enable end to end transparency within our supply chain.

North America

In the United States, our food operations are subject to the oversight of, among others, the FDA and state, local and foreign counterparts, and the U.S. Department of Agriculture, or USDA, and other federal, state, local and foreign environmental, health and safety authorities. The FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, as amended by the FSMA, enforces statutory standards regarding the growing, harvesting, manufacturing, processing, packaging, holding, distributing, importing, exporting, labeling and safety of food products, establishes requirements for or limitations on ingredients or substances in foods and establishes standards of identity for certain foods. Similar functions are performed by state, local and foreign governmental entities with respect to food products produced or distributed in their respective jurisdictions. FSMA, which is a major reform of U.S. food safety laws, aims to ensure the U.S. food supply is safe by focusing on preventing contamination. The USDA regulates the phytosanitary standards, and the FDA regulates the food safety standards, for imports and exports of agricultural and food products into and from the United States. The USDA also oversees the National Organic Program, which provides the national standards for labeling products as USDA organic, and regulates the introduction of certain genetically engineered organisms.

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In Canada, Health Canada is the agency who develops food safety standards and provides advice on food safety and nutrition; however, the Canadian Food Inspection Agency (“CFIA”) has enforcement authority over growing, harvesting, manufacturing, processing, packaging, holding, distributing, importing, exporting, labeling and safety of food products and conducts inspections against all regulations created by Health Canada. In addition, to CFIA, provinces, territories and municipalities may also apply and enforce additional standards specific to those locations. In January 2019, the Safe Food for Canadians Regulations (“SFCR”) went into effect in Canada, which, similar to FSMA in the U.S., represented a major reform of food safety regulations into this new consolidated set of standards. The primary areas of focus for the new regulations were licensing, traceability, and preventive controls and enforcement dates for many of these new requirements have just gone into effect within the past year. In addition, SFCR also included enhanced requirements around the import of organic products into Canada to strengthen compliance against the Canadian Organic Regime (“COR”) and the equivalency programs in place with the U.S. and Europe.

Europe

The EU has developed an integrated approach to food safety ‘from farm to fork’, primarily set out in its White Paper on Food Safety. It covers all sectors of the food chain, including feed production, primary production, food processing, storage, transport and retail sale. In 2002, the European Parliament and the Council adopted Regulation (EC) No 178/2002 laying down the general principles and requirements of food law (General Food Law Regulation). The General Food Law Regulation is the foundation of food and feed law in Europe. It sets out an overarching and coherent framework for the development of food and feed legislation both at Union and national levels. To this end, it lays down general principles, requirements and procedures that underpin decision making in matters of food and feed safety, covering all stages of food and feed production and distribution.

It also sets up an independent agency responsible for scientific advice and support, the European Food Safety Authority (“EFSA”) and it creates the main procedures and tools for the management of emergencies and crises as well as the Rapid Alert System for Food and Feed (“RASFF”).

Our European businesses follow the methodology of continuous improvement, by focusing and enhancing the activities that generate the most value for our customers while removing waste activities and building efficiencies at every point in the supply chain from field to fork. It is required of all of our operations to stringently follow all local and national legislation in respect to produce quality and food safety and to ensure:

•	All food or produce we procure or sell must be of the nature, substance or quality that our customers expect and specify in their codes and specifications

•	That every business can demonstrate due diligence and have management controls in place that ensure all food and produce sold is safe and healthy and will not harm the people eating it.

•	All food and produce we sell is labelled, advertised and presented in a way that is not false or misleading and meets local and national labelling and packaging legislation.

•

That a monitoring and pesticide residue testing system, based on risk is undertaken in order that all products procured and sold meet current EU MRL regulations (Regulation EC 1107/2009 and Regulation EC 396/2005) and therefore do not pose a risk to consumers.

•

In Europe we have adopted Global GAP, one of the GFSI recognized certification programs, as our minimum compliance standard, and we have worked for many years with customers and partner growers to raise the overall standard of agricultural practice at local and national level.

In all operating units there is a clearly defined management responsibility plan for quality and food safety. Procedures are documented in accordance with customer and local authority requirements. Our

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larger facilities have been compliant for many years to BRC or an equivalent GFSI and as a minimum all businesses who grade and pack produce for Dole Food Company have documented HACCP procedures and are routinely evaluated by the respective business by audit and monitoring of their food safety compliance.

Our distribution and packing operations are also subject to the oversight of local and national authorities and food agencies who have responsibility for policing EU Agriculture Quality Standards and compliance to local and national food safety laws.

To support our commercial and technical operations in staying abreast of legislative matters, Dole Food Company is an active member of Freshfel, the European representative association for fresh produce. Freshfel includes representative from across the full fruit and vegetable sector supply chain including growers, retailers, wholesaler, food service and logistics operators. The organizations act as an important industry platform for dialogue and networking between members on food safety, sustainability and the promotion of fresh produce.

Environmental and Regulatory Matters

Our agricultural operations are subject to a broad range of evolving environmental laws and regulations in each country in which we operate. In the United States, these laws and regulations include the Food Quality Protection Act of 1996; the Clean Air Act; the Clean Water Act; the Resource Conservation and Recovery Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Comprehensive Environmental Response, Compensation, and Liability Act; and the FSMA. In the European Union, these laws include the General Food Law Regulation (EC No. 178/2002), the Industrial Emissions Directive (Directive 2010/75/EU), the Water Framework Directive (Directive 2000/60/EC), the Ambient Air Quality Directive (Directive 2008/50/EC), the Environmental Liability Directive (Directive 2004/35/CE), the Packaging Waste Directive (Directive 94/62/EC), Regulation (EC) No 1272/2008 on classification, labelling and packaging of substances and mixture, and Regulation (EU) No 649/2012 concerning the export and import of hazardous chemicals.

Compliance with these foreign and domestic laws and related regulations is an ongoing process that is not expected to have a material effect on our capital expenditures, earnings or competitive position. Environmental concerns are, however, inherent in most major agricultural operations, including those conducted by us, and there can be no assurance that the cost of compliance with environmental laws and regulations will not be material. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, including those driven by concerns about climate change and further restrictions on the use of agricultural chemicals, could result in increased compliance costs.

Portions of our tropical fruit and fresh vegetable farm properties in the United States are irrigated by surface water supplied by local government agencies using facilities financed by federal or state agencies, as well as from underground sources. Water received through federal facilities is subject to acreage limitations under the 1982 Reclamation Reform Act. Worldwide, the quantity and quality of water supplies varies depending on weather conditions and government regulations. We believe that under normal conditions these water supplies are adequate for current production needs.

In Europe, our adoption of Global GAP also applies to our focus on the environment and efforts to raise the overall standard of agricultural practice at local and national level. We also support a range of other standards that go beyond Global GAP in the areas of organics, sustainability and ethics most notably Bord Bia’s (The Irish Food Board) Origin Green, Leaf, KRAV, AWS (the Alliance for Water Stewardship) and Sedex (the Social and Ethical Data Exchange). The current focus is on growers

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widening their Global GAP compliance by completing the “bolt on” units for specific customers (Nurture), Water (Spring) and Ethics (GRASP).

The European Green Deal sets out to make Europe the first climate-neutral continent by 2050. The EU’s Farm to Fork Strategy lies at the heart of the Green Deal. It comprehensively addresses the challenges of sustainable food systems and recognizes the inextricable links between healthy people, healthy societies and a healthy planet. The strategy is also central to the Commission’s agenda to achieve the United Nations’ Sustainable Development Goals (SDGs). The shift to a sustainable food system should bring environmental, health and social benefits, offer economic gains and puts the EU onto a sustainable path.

We have clearly defined sustainability strategies embracing the measurement and management of our consumption of resources, promoting the minimization of the impact of our operations on the environment, detailing a prioritized set of actions to engage with internal and external stakeholders, and ultimately drive performance and improvement. Our sustainability values reflect the culture of accountability and responsibility which permeates throughout our organization, our business model and our determination to lead our industry as we progress on our ongoing journey towards becoming an ever more sustainable business.

Trademarks and Trade Names

We have a number of additional license arrangements worldwide, none of which is material to us and our subsidiaries, taken as a whole. We have sold the use of the DOLE brand in Asia, Australia and New Zealand for fresh fruit, worldwide for shelf stable packaged food products, and worldwide for juice products.

The Total Produce and the Total Produce TOP brands are registered in a number of key markets across the world including the European Union, the United States, Canada, China, Australia and New Zealand. Throughout the group a number of additional registrations are held, none of which are material to our business as a whole.

Seasonality

Our revenue has historically been stronger through the first half of the year. We experience seasonal earnings characteristics, predominantly in the fresh fruit business, because fresh fruit prices traditionally are lower in the second half of the year, when summer fruits are in the markets. See also, “Risk Factors – Our earnings are subject to seasonal variability.”

Employees and Human Capital

As of December 31, 2020, we had approximately 40,000 full-time employees worldwide. Approximately 35% of those employees work under collective bargaining agreements, some of which are in the process of being renegotiated. Of these unionized employees, [61]% are covered under a collective bargaining agreement that will expire in 2021, and the remaining [39]% are covered under collective bargaining agreements expiring beyond one year from December 31, 2020. These agreements are subject to periodic negotiation and renewal. We believe that our relations with our employees are generally good.

Diversity and Inclusion.    We recognize that one of our most important assets is our people. We value the unique perspectives that a workforce with diverse cultures, ages, genders, and ethnicities brings to our company. We are committed to maintaining a positive and diverse workplace and supplier

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base that fosters open dialog and recognizes the importance of individual and cultural differences. We have a zero-tolerance policy on discrimination and harassment and have several systems under which employees can report incidents confidentially or anonymously and without fear of reprisal.

It is our philosophy and practice to provide employment opportunities without regard to sex, racial or ethnic origin, religion or belief, disability, age or sexual orientation or any factor prohibited by applicable law or Dole Food Company’s policies. Decisions as to hiring, promotion, compensation, termination and other aspects of the employment relationship are based upon job-related qualifications.

Engagement, Opportunities and Benefits.    Education and continuous development are cornerstones of our approach to talent management. We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Through operating an annual international Key Talent Program we identify, encourage and develop emerging high-performing talent across the group. In addition, a virtually delivered Management Programme is offered to all managers to support the development of key management skills. General talent development is managed predominantly at divisional and site level, with each division offering programs and opportunities that are relevant to its workforce. For example, at our salad processing plant in Soledad, California, employees are offered free English and high school classes each weekday afternoon, as well as skills training in areas such as packaging machine operation, forklift driving and supervisory skills.

Safety and Health.    The safety, health and welfare of all of our employees, whatever their role, is paramount to our company. Farms and facilities are regularly audited to check for employee welfare, such as ensuring that someone at the site is clearly responsible for employees’ health, safety and welfare and that employees have access to clean drinking water and other basic amenities. In our Tropical Fruits Division, these checks are managed under our own integrated management system, and many supplier sites around the world are audited against social standards and company requirements. During the COVID-19 pandemic, we have offered additional support and introduced enhanced health and safety measures in order to protect our employees’ welfare.

Community Outreach. Health, education and entrepreneurship are the key focus areas for our community development efforts. In the United States, our farms and facilities support community initiatives that have been nominated by employees or where there is a clear local need. Nearly 20 years ago, Dole Food Company and a group of independent growers in Ecuador set up a foundation with a clear purpose: find ways to improve the lives of workers and communities in and around the companies’ farms and facilities. The Dalé Foundation continues its work to fulfill that mission today in both Ecuador and Peru. In 2000, the foundation adapted mobile medical units with the objective of bringing health to the farthest places where our workers live. They also have been used to offer emergency medical interventions in the wake of events such as floods. Since 2019, there are a total of 18 medical facilities in operation, five of which are mobile. This service benefits not only agricultural workers and their families, but also others in the community who need medical assistance. The foundation has established two schools since its founding and supports others by providing infrastructure improvements and health programs for students. Another of the foundation’s key programs is called Training for Entrepreneurship. The objective is to train people so that they can establish a small business and thus improve family income and at the same time improve their quality of life. The foundation also offers workshops and talks on topics that are relevant to communities. We also actively contribute to the communities in which we trade, supporting multiple initiatives across the world by educating, inspiring and empowering people to lead healthier lives. For example, our ongoing support of the Incredible Edibles Programme in Ireland, is dedicated to teaching nearly fifty thousand school children each year to grow fresh fruits and vegetables.

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Legal Proceedings

From time to time, we may become involved in legal proceedings and claims arising in the ordinary course of business. We have established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. Based on our current knowledge, we do not believe that there is a reasonable possibility that the final outcome of any pending or threatened legal proceedings to which we are a party, either individually or in the aggregate, will have a material adverse effect on our business, financial condition and results of operations. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See Note 25 “Commitments and Contingencies” to each of the consolidated financial statements of Total Produce and DFC Holdings, respectively, included herein for additional information.

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MANAGEMENT

Directors, Director Nominees and Executive Officers

Set forth below are the names, ages and positions of our directors, director nominees and executive officers as of the date hereof.

Name	Age	Position
Carl McCann	68	Director and Executive Chairman
Rory Byrne	61	Chief Executive Officer and Director
Johan Lindén	54	Chief Operating Officer and Director nominee
Frank Davis	61	Chief Financial Officer and Director
Timothy George	68	Director nominee
Imelda Hurley	49	Director nominee
Rose Hynes	63	Director nominee
Michael Meghen	66	Director nominee
Helen Nolan	63	Director nominee
Jimmy Tolan	57	Director nominee
Kevin Toland	55	Director nominee

Our directors, director nominees and executive officers are as follows:

Carl McCann, BBS, MA, FCA, has been a director since February 2021 and will serve as our Executive Chairman of the Board of Directors following the completion of this offering. Mr. McCann serves as Executive Chairman of Total Produce, a role he assumed in 2006. As Executive Chairman, Mr. McCann has led Total Produce through numerous strategic initiatives and operational achievements, including its growth and expansion across European and North American markets, and more recently, its combination with Dole Food Company. With over 40 years in the fresh produce industry, Mr. McCann began his career at Fruit Importers of Ireland – later renamed Fyffes – in 1980. During this time, he held roles of increasing leadership – including Finance Director, Vice Chairman and Executive Chairman – while also overseeing the execution of strategic priorities across the business. He notably led Fruit Importers of Ireland through its acquisition of Fyffes in 1986 and of Dutch company Velleman in the late 1990s, both of which allowed the company to expand into key regions across continental Europe and the United Kingdom. Mr. McCann was appointed Chairman of Fyffes in 2003, before assuming his current role of Executive Chairman at Total Produce on the demerger of Total Produce and Fyffes. In addition to these roles, Mr. McCann is also Chairman of Balmoral International Land Holdings plc (“Balmoral”) and serves on the boards of several other companies. We believe that Mr. McCann is qualified to serve on our Board of Directors due to his strategic vision for the Company and his long experience as an executive director of publicly traded companies. He earned his undergraduate and master’s degrees from Trinity College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

Rory Byrne, B Comm, FCA, has been a director since February 2021 and will serve as our chief executive officer following the completion of this offering. Mr. Byrne was appointed chief executive officer of Total Produce in 2006. Since assuming this role, Mr. Byrne has led the Group through 15 years of sustained profitability and significant acquisition-led and organic expansion, with total Group revenues more than tripling during his tenure, from €1.9 billion in 2006 to €6.3 billion in 2020. While serving as chief executive officer, he also oversaw Total Produce’s expansion into North American markets, including Total Produce’s 2013 investment in Canada-based Oppy and recent combination with Dole Food Company. Mr. Byrne has 33 years of experience in the fresh produce industry, having begun his career at Fyffes in 1988. At Fyffes, he held a number of senior positions including Finance Director of the Group’s UK business and Managing Director of its Spanish operations before becoming Managing Director of the General Produce Division in 2002. Mr. Byrne is well recognized across the

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industry for his unique combination of leadership ability, strategic vision, creativity and strong drive for success. We believe that Mr. Byrne is qualified to serve on our Board of Directors due to his very extensive experience as a leader in the fresh produce industry and his experience as an executive director of a publicly traded company. He earned his undergraduate degree from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

Johan Lindén, BBA, MBA, will serve as the chief operating officer and a director following the completion of this offering. Mr. Lindén was appointed as president and chief executive officer of Dole Food Company in 2017. He began his career at Dole Food Company in September 2000 within the European operations, initially serving as general manager at Dole Food Company’s Value-Added operation until 2008. From 2005 to 2008, he additionally acted as Deputy General Manager for Dole Food Company’s Swedish Wholesale operation. In 2008, Mr. Lindén was promoted to General Manager Fresh Fruit Northern Europe and was, subsequently, promoted to President Dole Europe in October 2010. In April 2015, Mr. Lindén relocated to Dole Food Company’s U.S. corporate headquarters where he served as president and chief operating officer. We believe that Mr. Lindén is qualified to serve on our Board of Directors due to his tenure as a senior leader within Dole Food Company and his extensive global experience within the produce industry. Mr. Lindén holds a B.B.A. in Business Administration from Schiller International University, Germany with some of his undergraduate studies being completed at Iowa State University. He attended graduate school at Harvard University and earned his MBA from the University of Cape Town.

Frank Davis, LLB, MA, FCCA, BL, FCIArb, has been a director since February 2021 and will serve as our chief financial officer following the completion of this offering. Mr. Davis was appointed as Finance Director and to the Board of Total Produce in 2009, having previously served as the Chief Financial Officer and Company Secretary since 2006. Throughout his tenure at Total Produce, Mr. Davis’s astute financial stewardship, excellent management skills and strong understanding of financial systems and controls has enabled the Group to successfully execute the integration of numerous acquisitions across Europe and North America, all while maintaining a prudent capital structure and generating value creation for Total Produce shareholders. Mr. Davis has 37 years of experience in the fresh produce industry, having joined Fyffes in 1983 where he held several leadership roles, including Finance Director of the General Produce Division. Under his stewardship and in recognition for upholding high standards in financial reporting Total Produce has received several awards. We believe that Mr. Davis is qualified to serve on our Board of Directors due to his longstanding experience in leadership positions in Total Produce, his understanding of finance and financial reporting processes and his experience as an executive director of a publicly traded company. He is a Fellow of the Association of Chartered Certified Accountants, a qualified barrister (Honorable Society of King’s Inn) and a Fellow of the Chartered Institute of Arbitrators.

Timothy George, BA, MBA, will serve as a director following the completion of this offering. Mr. George is Chairman of Lazard’s Consumer Retail and Leisure Group and a Vice Chairman of Lazard. He has more than 35 years of experience in the investment banking industry and has advised numerous companies in recent years in the consumer, food, beverage and retail sectors including, Alcon, Coca-Cola Enterprises, Diageo PLC, Dine Brands Global, Firmenich, General Mills, Givaudan, Kraft Heinz, McCain Foods, McDonald’s, Nestlé, Novartis, Post Holdings, Wendy’s International, Burger King and 3G Capital. Prior to joining Lazard, Mr. George was a Founding Partner of Greenhill & Co., LLC and a member of Lazard’s Management Committee. Mr. George also headed Lazard’s Consumer Products, Food and Beverage Group. Before joining Greenhill & Co., he held numerous senior roles in Morgan Stanley & Co., before becoming Managing Director of Lazard and head of the Global Food, Beverage and Consumer Products Group which he founded in 1989. Prior to 1984, Mr. George was a Vice President of Goldman Sachs and Assistant Treasurer of J.P. Morgan & Co. Mr. George served on the Board of Trustees of The University of Chicago and was formerly a member of its Executive Committee and Chairman of the Board’s Financial Planning Committee. Also, he was a

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member of the Advisory Council of the Board of The University of Chicago Booth School of Business. Mr. George also served on the Board of Directors of Seminis, Inc., the largest developer, grower and marketer of fruit and vegetable seeds in the world. We believe that Mr. George is qualified to serve on our Board of Directors his experience in US leadership positions in investment banking and due to his detailed knowledge of the food industry. Mr. George has an MBA in Accounting and Finance from the University of Chicago Booth School of Business and a BA in Economics and Finance from The University of Chicago.

Imelda Hurley, FCA, BBS, will serve as a director following the completion of this offering. Ms. Hurley was appointed to the Board of Total Produce as a Non-Executive Director on January 2, 2019 and is a member of the Audit and Nomination Committees. Ms. Hurley has over twenty years’ experience in leadership roles across a variety of sectors, including significant international food and agri-industry experience. She is currently the CEO of Coillte, Ireland’s commercial state forestry company which is responsible for managing over one million acres of primary forested land. In addition, she serves as a Board Member at IBEC, Ireland’s largest business representative group. From 2014 to 2018, Ms. Hurley was an Executive Director and Chief Financial Officer at Origin Enterprises plc, an international agri-services business. From 2011 to 2014, she was based between Hong Kong and the People’s Republic of China where she was Chief Financial Officer & Head of Sustainability for PCH International, a Silicon Valley-backed product development and supply chain management business. From 2001 to 2011, she held various positions including that of Group Finance Director at Greencore Group plc, an international convenience food producer. In addition, she worked in the Audit & Business Advisory practice of Arthur Andersen from 1994 to 2001. Ms. Hurley has also been a member of the Board of Bord Gais Eireann/ Ervia, Ireland’s state gas and infrastructure company from 2010 to 2014 and served as audit Committee Chair from 2011 to 2014. We believe that Ms. Hurley is qualified to serve on our Board of Directors due to her extensive broad experience in leadership positions, in a number of large multinational food and supply chain management businesses, her understanding of finance and financial reporting processes and her experience as an executive director of a publicly traded company Ms. Hurley holds a Bachelor of Business Studies from the University of Limerick in Ireland, is a Fellow of the Institute of Chartered Accountants in Ireland and has completed the Advanced Management Program at Harvard Business School.

Rose Hynes, BCL, AITI, will serve as a director following the completion of this offering. Ms. Hynes has been a Director of Total Produce since November 2006. She is also currently the Chairman of Origin Enterprises plc, Chairman of the Irish Aviation Authority and is a Non-Executive Director of Eir (an Irish telecommunications company). She is Deputy Chancellor of the University of Limerick and is a member of its Foundation Board. She is also an Adjunct Professor of Law at the University since 2014. Ms. Hynes has over 30 years’ experience as a Non-Executive Director, senior executive and commercial lawyer. In 1988, she joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel and Head of the Commercial Department. GPA was one of the world’s largest lessors and financiers of aircraft. She is a former Non-Executive Director of a number of companies, including Bank of Ireland, Fyffes plc, Aer Lingus Group plc and a former Chairman of Bord Gais (the Irish Government owned gas and electricity company) and Shannon Group plc (the Irish Government owned airport and property company). We believe that Ms. Hynes is qualified to serve on our Board of Directors due to her background as a lawyer and her wide-ranging experience as a senior non-executive director of other publicly traded companies. Ms. Hynes is a lawyer and a University College Dublin law graduate. She is an Associate of the Irish Institute of Taxation and of the Chartered Institute of Arbitrators. She also holds a Diploma in Applied Finance from the Irish Management Institute.

Michael Meghen, BBS LLB, will serve as a director following the completion of this offering. Mr. Meghen was appointed to the Board of Total Produce as a Non-Executive Director on July 1, 2018. Mr. Meghen is Chairman of the Compensation Committee and a member of the Nomination Committee

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of Total Produce. For many years, he was a senior corporate partner in Arthur Cox, Ireland’s leading legal firm in which he held a number of senior leadership roles and where he specialized in mergers and acquisitions. His years with Arthur Cox coincided with a period of transformational growth both in the home market and internationally for many Irish businesses, and he led a diverse range of mergers, acquisitions and disposals across various industry sectors, including manufacturing, IT, hotels, retailing and distribution. Mr. Meghen also has experience in the negotiation and implementation of acquisitions, joint ventures and commercial contracts in Europe and the USA as well as in Central and South America. Mr. Meghen was formerly a non-executive director of Mars Foods Ireland Limited. We believe that Mr. Meghen is qualified to serve on our Board of Directors due to his background as a senior corporate lawyer and his in-depth experience of international mergers and acquisitions. Mr. Meghen is a lawyer and holds degrees in business and in law from Trinity College Dublin.

Helen Nolan, B Comm, FCA, will serve as a director following the completion of this offering. Ms. Nolan was appointed to the board of Total Produce as a Non-Executive Director on July 1, 2019 and is a member of the Audit Committee. Ms. Nolan has extensive experience in senior leadership roles across a variety of industries. As a senior executive at Bank of Ireland Group plc, she held the roles of Group Secretary and Group Chief Internal Auditor. Prior to that, she held a number of senior finance roles in banking and life and pensions businesses, including Divisional Finance Officer for the Capital Markets Division of Bank of Ireland. Ms. Nolan currently holds the roles of Director and Chair of the Audit Committee at Aviva Life and Pensions Ireland DAC, Companjon Insurance DAC, a European digital insurance company backed by Swiss insurer La Molibiere, and Our Lady’s Hospice and Care Services DAC. She is also a Director of the Institute of Directors Ireland and chaired the Audit Committee of the Irish Department of Agriculture for a number of years. She is a former President of the Financial Executives Association. We believe that Ms. Nolan is qualified to serve on our Board of Directors due to her experience in significant leadership positions and her understanding of finance and financial reporting processes. Ms. Nolan is a Fellow of the Institute of Chartered Accountants in Ireland, having trained with KPMG. She holds a Batchelor of Commerce degree from University College Dublin and completed the Columbia Senior Executive Program at Columbia Business School, New York.

Jimmy Tolan, B Comm, FCA, will serve as a director following the completion of this offering. Mr. Tolan has acted as an adviser to Total Produce on the initial investment in DFC Holdings in 2018 He has served on the Board of Dole Food Company since 2018. Mr. Tolan is currently chair of a pharmacy retail group – McCauley, and he is also chair of Carechoice, one of Ireland’s leading nursing home providers. Mr. Tolan has over 30 years’ experience in the fresh produce industry having joined Fyffes plc in 1990. He led the Corporate Development function in Fyffes from 1995 until he was appointed CEO of Fyffes in 2006 on the demerger of Total Produce and Fyffes. In 2008 Mr. Tolan was appointed CEO of VHI, Ireland’s largest health insurer where he served as CEO until 2012. He subsequently led PwCs Ireland’s healthcare advisory business between 2012 and 2014. Since 2015, Mr. Tolan has been a non-executive chair of a number of organizations. He is a former chair of the Rehab Group, one of Ireland’s largest intellectual disability service providers. Mr. Tolan’s interest throughout his career, as both an executive and non- executive, is in supporting companies and organizations to achieve significant and sustainable growth. We believe that Mr. Tolan is qualified to serve on our Board of Directors due to his significant experience in mergers and acquisitions in the fresh produce industry and his experience as a director and non-executive director of other publicly traded companies. Mr. Tolan holds a Batchelor of Commerce degree and a Diploma in Professional Accounting from University College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

Kevin Toland, FCMA, will serve as a director following the completion of this offering. Mr. Toland was appointed to the board of Total Produce as a Non-Executive Director on July 1, 2015 and is Chairman of the Audit committee and a member of the Compensation committee (prior Chair). He has

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30 years of senior leadership experience in the Beverage, Food, Nutrition, Aviation, Retail sectors. He was chief executive officer of Aryzta AG (the global bakery company) from 2017 to 2020, prior to this he was chief executive officer of daa plc (an international airport and airport related services group) from 2013 to 2017. Mr. Toland has also held various positions with Glanbia Plc (the global cheese and nutrition company), including Executive director of Glanbia PLC from 2002 to 2012, Chief Executive and President of Glanbia USA and Global Nutritionals from 2005 to 2012 and prior to this Group Development Director, CEO of Glanbia Consumer Foods and as Group Strategy and Marketing Director. He has also worked with Coca Cola in Russia and Ireland and with Diageo in Budapest and Ireland in various senior leadership roles. Mr. Toland also served as a director of the Irish Business and Employers Confederation from 2014 to 2021, including as Chair of the Finance and Audit Committee from 2019 to 2021. He was Chairman of Identigen, a Private Equity owned AgriTech company that was recently sold to Merck plc. We believe that Mr. Toland is qualified to serve on our Board of Directors due to his high-level leadership experience in the food industry and his experience as a director of other publicly traded companies. Mr. Toland is a Fellow of the Chartered Institute of Management Accountants and holds a Diploma in Applied Finance from the Irish Management Institute.

Composition of Board of Directors

In connection with this offering, we will amend and restate our memorandum and articles of association, or Articles of Association. Our Articles of Association provide that the number of directors will be not less than three and not more than fourteen. Immediately after this offering, our board of directors will initially be composed of eleven members. Carl McCann will serve as the chair of the board of directors.

Director Independence

As a foreign private issuer, under the listing requirements and rules of the NYSE, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that each of Timothy George, Imelda Hurley, Rose Hynes, Michael Meghen, Helen Nolan and Kevin Toland who will be serving upon the completion of this offering, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under NYSE rules.

We intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the NYSE corporate governance rules.

Committees of the Board of Directors

Upon the completion of this offering, we will establish the following committees of our board of directors.

Audit Committee

The audit committee, among other things:

•

reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

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•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;

•

has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm; and

•	reviews and approves in advance any proposed related person transactions.

The members of the audit committee are Kevin Toland (Chair), Imelda Hurley and Helen Nolan. Rule 10A-3 of the Exchange Act and the corporate governance standards of NYSE require that our audit committee have at least one independent member upon the listing of our ordinary shares, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Kevin Toland, Imelda Hurley and Helen Nolan meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the corporate governance standards of the NYSE. Our board of directors has determined that each director appointed to the audit committee is financially literate, and our board of directors has determined that Kevin Toland, Imelda Hurley and Helen Nolan qualify as audit committee financial experts.

Nomination and Governance Committee

The nomination and governance committee, among other things:

•

reviews the performance of our board of directors and makes recommendations to our board of directors regarding the selection of candidates, qualification and competency requirements for service on our board of directors and the suitability of proposed nominees as directors;

•	advises our board of directors with respect to the corporate governance principles applicable to us;

•	oversees the evaluation of our board of directors and management; and

•	recommends guidelines or rules to cover specific categories of transactions.

The members of the nomination and governance committee are Rose Hynes (Chair) and Michael Meghen.

Compensation Committee

The compensation committee, among other things:

•	reviews, modifies and approves (or if it deems appropriate, makes recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviews and recommends to our board of directors the salaries, benefits and equity incentive grants, consultants, officers, directors and other individuals we compensate;

•

reviews and approves corporate goals and objectives relevant to executive officer compensation, evaluates executive officer performance in light of those goals and objectives, and determines executive officer compensation based on that evaluation;

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•	reviews and approves the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers; and

•	oversees our compensation and employee benefit plans.

The members of the compensation committee are Michael Meghen (Chair), and Kevin Toland. All members of our compensation committee are “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of the Company’s officers or employees. None of the Company’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s board of directors or compensation committee.

Indemnification

We maintain directors’ and officers’ liability insurance. Our Articles of Association will include provisions indemnifying our directors and officers to the fullest extent permitted by law. We expect to enter into indemnification agreements with our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Share Capital—Limitation on Liability of Directors and Indemnification” for further information.

Code of Business Conduct and Ethics

We will adopt a Code of Business Conduct and Ethics, which will be posted on our website, that applies to all employees and each of our directors and officers, including our principal executive officer and principal financial officer. The purpose of the Code of Business Conduct and Ethics will be to promote, among other things, honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in public communications and reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof.

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EXECUTIVE COMPENSATION

This summary focuses on the compensation we provide to our executive officers and should be read in conjunction with the accompanying tables and text below. This summary focuses on our compensation decisions with respect to our named executive officers for fiscal year 2020 and certain compensation arrangements to be in place at Dole plc in connection with this offering. In preparing this offering and to become Dole plc, with the assistance of our independent compensation consultant, we have reviewed and plan to continue to review all elements of our executive compensation program. We expect that our executive compensation program and compensation governance practices will continue to evolve to reflect our status as a combined company and a U.S. listed company.

This section describes the remuneration of the executive directors of Dole plc, whom we refer to herein as our named executive officers. Our named executive officers are Carl McCann, Executive Chairman; Rory Byrne, Chief Executive Officer; Johan Lindén, Chief Operating Officer; and Frank Davis, Chief Financial Officer.

Objectives

Our policy on the remuneration of our named executive officers is designed to ensure that employment and remuneration conditions for senior executives adequately reward, retain and motivate them to perform in the best interests of shareholders. We have historically compensated our named executive officers through one or more of a mix of base salary, annual incentives, short-term incentives and share options.

Total Direct Pay Compensation

Total direct pay in Total Produce has had four components: base salary, annual bonus, short-term incentive, and share options. Total direct pay in Dole Food Company has had three components: base salary, annual bonus and retention payments. In connection with the Transaction and this offering, certain aspects of our compensation mix will likely change, primarily with respect to equity-based compensation.

The recurring elements of the remuneration package for three of our named executive officers have consisted of basic pensionable salary, non-pensionable salary, as applicable, and director fees (together defined as “Fixed Salary”), benefits, contributions to pensions, and annual variable incentives in the form of (i) cash bonuses and (ii) awards under the short-term incentive plan (“STIP”).

In order to ensure the continuity of the alignment with shareholders’ interests, it has been the general policy that awards under the STIP are receivable in shares after the deduction for relevant taxes and are normally subject to a minimum retention period of at least five years from the date the shares are purchased by the trustees of the scheme for issuance to the named executive officer at the end of the retention period. In 2020, it was decided that future STIP awards would also be subject to malus and clawback conditions. To ensure a greater alignment with shareholders’ interests, a formal shareholding policy was also introduced on the basis that it would take effect from 2021. As explained below under “Annual Incentive Plan; STIP; Retention Bonus” neither equity or equity based awards were granted to our named executive officers in respect of the fiscal year ended December 31, 2020.

At Dole Food Company, Johan Lindén has been eligible for an annual cash bonus under the Annual Incentive Plan, the payments under which are determined based on financial performance measures of Dole Food Company.

Our named executive officers other than Johan Lindén are paid fees in respect of their director roles and responsibilities on the boards of Dole plc, and other group companies (“director fees”). To

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date these fees have been commensurate with fees paid to non-executive directors on the Board of Total Produce. On completion of this offering, Johan Lindén will, as an executive director of Dole plc, be paid director fees on the same basis as all other directors of Dole plc.

We do not have any written employment agreements with the named executive officers governing their duties and responsibilities as our executive directors.

Compensation Committee Role

The remuneration of our named executive officers is set by our Compensation Committee. In determining the terms and the amounts of our named executive officers’ compensation, our Compensation Committee primarily considers the types and amounts paid by the Group’s peer group companies to individuals in similar roles, the experience of each executive and the amount needed to attract or retain, as applicable, a particular executive officer. The Compensation Committee also considers the objectives of the Group’s executive compensation program when determining the types and amount of compensation to be provided to our named executive officers.

The Compensation Committee, or Committee, meets as often as required during the year in furtherance of its duties.

Benchmarking

Taking into account the additional responsibilities arising from the Transaction and this offering, the Committee retained the services in 2021 of FW Cook, an independent executive compensation consulting firm, to review and advise on the Group’s executive compensation program, including the competitiveness of the Group’s executive compensation programs relative to comparable companies. FW Cook provided the Committee with relevant market data relating to each named executive officer’s position at Dole plc, as well as for other key executives within Dole plc.

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The Committee reviewed the external pay data provided by FW Cook to understand the relevant labor markets in which Dole plc competes for executive talent. To this end, multiple data sources were considered to facilitate a broad understanding of market pay rates. These sources included a custom group of industry peer companies. The custom peer group included U.S. companies in related industries that roughly approximate Dole plc in terms of size, as measured by annual revenues. The custom peer group is shown below and comprises 21 companies in comparable industries with median annual revenues of $6.5 billion.

Campbell Soup
Casey’s General Stores
Conagra Brands
Darling Ingredients
Flowers Foods
Fresh Del Monte Produce
Grocery Outlet Holding
Ingredion
J.M. Smucker
Lamb Weston
Performance Food Group
Pilgrim’s Pride
Post
Sanderson Farms
Seaboard
SpartanNash
Sprouts Farmers Market
TreeHouse Foods
United Natural Foods
US Foods Holding
Weis Markets

Fixed Salary

Fixed salaries of named executive officers are reviewed annually by the Committee with regard to personal performance, Group performance and competitive market remuneration levels.

A detailed review was undertaken in 2020 by Total Produce and the conclusion was that the mix of Fixed Salaries and annual bonuses of Messrs. McCann, Byrne and Davis should be adjusted whilst recognizing the need to adopt Fixed Salaries more commensurate with our relevant peers. Therefore, it was considered appropriate to reclassify a portion of their annual bonuses as non-pensionable salary and introduce a revised annual bonus structure. The changes implemented in 2020 were made having regard to (i) the significant increase in the complexity of their roles and responsibilities, already experienced by virtue of the transformational initial investment in DFC Holdings and (ii) the anticipated further increases to those roles and responsibilities that would be associated with the further combination of Total Produce and Dole Food Company.

Fixed Salaries in 2020 and prior to the Consummation of the Offering :

Name
Carl McCann	€ 794,000 (Euro)
Rory Byrne	€ 756,000 (Euro)
Johan Lindén	$ 800,000 (US Dollars)
Frank Davis	€ 504,000 (Euro)

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Annual Incentive Plan; STIP; Retention Bonus

Annual Bonus

Our named executive officers have been eligible for annual bonus awards under the annual incentive plans. These bonus awards, save in exceptional circumstances, were capped at 200% of an executive officer’s Fixed Salary. The level of these bonus awards in any one year depended on an assessment of individual performance against specific personal objectives, and short and long-term corporate objectives. For Messrs. McCann, Byrne and Davis, the value of annual bonus awards achievable in 2020 was reduced to reflect a reclassification of a portion of annual bonuses as non-pensionable salary that was completed during 2020.

For Mr. Lindén, his annual bonus at Dole Food Company was determined based on the achievement of Dole Food Company and Dole Food Company divisional EBITDA performance budgetary goals. His target bonus at Dole Food Company for 2020 was 100% of his annual base salary. Based on actual performance of the EBITDA performance goals, he received an annual bonus in the amount of $893,980 for 2020, which reflected a bonus payout of approximately 112% of target.

STIP

We have also provided Messrs. McCann, Byrne and Davis with annual awards under the STIP, which provides for payments to executive officers based on achievement of separately agreed performance measures for the Total Produce Group in respect of the relevant year. It has been the general policy that awards under the STIP are settled in fully vested shares of Total Produce after the deduction for relevant taxes, and such shares cannot normally be disposed of for at least five years from the date of purchase. The aggregate target value of all STIP awards in 2020 was reduced from 100% to 80% of Fixed Salary to reflect the reclassification of a portion of annual bonuses as non-pensionable salary that was completed during 2020. The table below sets forth the performance measures applicable to the 2020 STIP and performance outcomes.

As explained below, we will be implementing changes to these bonus programs effective upon this offering.

Summary of Performance Criteria and Results under the STIP for Fiscal Year Ended December 31, 2020

For performance between the minimum and maximum performance measures, awards vest on a straight-line basis.

The TSR comparator group for 2020 comprised: AarhusKarlshamn, Amsterdam Commodities, Agrana Beteiligungs, Axfood, Bonduelle, Costa Group, Cranswick plc, Emmi Ag, Fresh Del Monte Produce, Glanbia, Greencore Group, Greenyard, Marr, Sligro Food Group, Tate & Lyle and Valora.

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Given the particular complexity in granting the awards in the form of Total Produce shares in advance of the Transaction and this offering, the awards under the STIP for the fiscal year ended December 31, 2020, were settled in cash rather than shares of Total Produce. On the commencement of the 2021 Omnibus Incentive Compensation Plan, described below, the STIP will be discontinued.

Performance Measure	Minimum Award	Maximum Award	Actual Performance Outcome	Actual Amount Earned (reflected as a percentage of Fixed Salary)
Growth in adjusted earnings per share over previous year. The 2020 EPS base hurdle being 14.12	4% of the aggregate of director fees and basic salary for EPS growth of 5%	26.5% of the aggregate of director fees and basic salary for EPS growth of 15%	9.14%	13.31%

Growth in average share price for the year over the average share price for the previous year. The 2020 base price is €1.5320	4% of the aggregate of director fees and basic salary for growth in average share price of 5%	26.5% of the aggregate of director fees and basic salary for growth in average share price of 15%	-24%	0%

Total shareholder return (“TSR”) benchmarked against a comparator group of 16 other companies	8% of the aggregate of director fees and basic salary for achievement of median TSR (ranked 8th)	27% of the aggregate of director fees and basic salary for achievement of 75th percentile TSR (ranked 4th or higher)	Ranked 12th	0%

Total	16% of Fixed Salary	80% of Fixed Salary		13.31% of Fixed Salary

Retention Bonus

Dole Food Company also entered into a retention agreement with Mr. Lindén in June 2018, pursuant to which he was or is entitled to a retention bonus, payable in three equal annual instalments in July of each of 2019, 2020 and 2021; provided that if his employment is involuntarily terminated by Dole Food Company other than due to death, disability or cause, as set forth in the retention agreement, then Mr. Lindén would receive the balance of any retention payments or the amount of severance owed to him under any severance agreement, plan, policy or arrangement with Dole Food Company. The final installment of $1,610,000 is payable in July 2021.

Equity Compensation Arrangements

Employee Profit Sharing Scheme

We maintain employee profit sharing schemes for our Irish and UK employees, including our non-U.S. based named executive officers, under which the scheme trustees purchase shares in the market on behalf of the relevant employees. Johan Lindén is therefore not eligible to participate in these schemes. The maximum purchase that may be made on behalf of each of our Irish based executives, Messrs. McCann, Byrne and Davis, in any year is capped at €12,700 and each of the

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

executives is appropriated shares of Total Produce from the scheme trust on the basis that the shares are not subject to vesting conditions and the executives have the benefit of all rights to the shares except that the shares cannot be sold within two years of being appropriated to the executives.

In 2019, 26,522 ordinary 1 cent shares in Total Produce were purchased by the trust at market value on behalf of the Messrs. McCann, Byrne and Davis under this scheme (2018: 26,806). No purchases were made in 2020 in respect of our named executive officers.

Employee Share Option Scheme

Until 2016, it was Total Produce’s policy to grant time-vesting share options as an incentive to enhance performance and to encourage employee share ownership in the Company. The employee share option scheme was approved in December 2006 and expired in 2016. At end of 2020, there were no options outstanding to any of our named executive officers and during 2020, no options were exercised by the executive officers. No new options were granted to our named executive officers in 2020.

Dole plc 2021 Omnibus Incentive Compensation Plan

Long-term equity incentive awards assist us in recruiting and retaining individuals with ability and initiative by enabling such individuals to participate in our future success and aligning their interests with our interests and the interests of our shareholders. In consideration of the benefits of long-term equity incentive awards we anticipate adopting a new Dole plc 2021 Omnibus Incentive Compensation Plan, which will be effective upon the completion of this offering and will provide for a broad range of award types that may be granted under the terms of the plan.

Severance and Change of Control Arrangements

We anticipate adopting a change in control severance plan for our named executive officers, which will be effective as of the approval of our ordinary shares for listing on the New York Stock Exchange. It is anticipated that the change in control severance plan will provide for severance benefits upon certain terminations of employment in connection with a change in control and also for lesser severance benefits upon certain terminations of employment not in connection with a change in control.

Compensation Changes Effective Upon this Offering

Following the compensation review by the Compensation Committee and the information gathered by and advice received from FW Cook, the Compensation Committee intends to increase the annual compensation and benefits provided to our named executive officers effective upon completion of this offering, as shown in the table below. Annual bonus payments will be determined based on the achievement of certain performance budgetary goals and annual equity awards will be granted under the new Dole plc 2021 Omnibus Incentive Compensation Plan. No increase in Fixed Salary will take place upon the completion of this offering for any named executive officer.

Name	Fixed Salary ($)	Target Annual Incentive Opportunity (% of Fixed Salary) ($)	Annual Target Equity Award (% of Fixed Salary) ($)
Carl McCann	950,000	(70%)665,000	(100%)950,000
Rory Byrne	900,000	(100%)900,000	(150%)1,350,000
Johan Lindén	800,000	(100%)800,000	(100%)800,000
Frank Davis	600,000	(100%)600,000	(100%)600,000

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PURSUANT TO 17 C.F.R. SECTION 200.83

On a domestic currency basis, the Fixed Salaries in the table above reflect no increase from 2020 Fixed Salaries. Any differential in Fixed Salary relative to the 2020 amounts in the Summary Compensation Table is a direct result of Euro to US Dollar currency fluctuation.

Awards to be Granted in Connection with the Transaction

Following the compensation review by the Compensation Committee and the information gathered by and advice received from FW Cook, the Compensation Committee approved certain awards, which the Compensation Committee is proposing to grant our named executive officers under the new Dole plc 2021 Omnibus Incentive Compensation Plan. The grants to each named executive officer will consist of both stock options and restricted stock units and in the amounts set forth in the table below.

Name	Restricted Stock Units ($)	Ordinary Shares Underlying Options ($)	Exercise Price Per Ordinary Share (in $)	Grant Date	Expiration Date (if applicable)	Plan Name
Carl McCann	475,000	475,000			10 years for Options	Dole plc 2021 Omnibus Incentive Compensation Plan
Rory Byrne	675,000	675,000			10 years for Options	Dole plc 2021 Omnibus Incentive Compensation Plan
Johan Lindén	400,000	400,000			10 years for Options	Dole plc 2021 Omnibus Incentive Compensation Plan
Frank Davis	300,000	300,000			10 years for Options	Dole plc 2021 Omnibus Incentive Compensation Plan

Additionally, it is also contemplated that one-time awards will be granted to our named executive officers in connection with the Pro Forma Transactions. These grants will be effective upon the IPO date and may include cash-based awards and shares-based awards. The precise breakdown between cash and share portions will be determined by the Compensation Committee and the board prior to the IPO date.

Name	Aggregate Grant Value of Transaction Awards ($)	Percentage of Aggregate Value Attributable to Cash- Based Awards ($)	Percentage of Aggregate Value Attributable to Equity- Based Awards ($)

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PURSUANT TO 17 C.F.R. SECTION 200.83

Summary Compensation Table(1)

The table below summarizes the compensation attributable to each of our named executive officers for the years 2020, 2019, and 2018.

Name and Principal Position	Year	Salary ($)	Bonus (2)(3)(4) ($)	Non-equity Incentive Plan Compensation (3)(5) ($)	Stock Awards (4)(5) ($)	All Other Compensation (6) ($)	Total ($)
Carl McCann	2020	903,890	152,546	120,670	0	27,322	1,204,428
Executive Chairman	2019	732,949	292,733	0	241,337	26,815	1,293,834
Dole plc	2018	683,472	273,389	0	723,538	24,746	1,705,145

Rory Byrne	2020	860,630	515,695	114,978	0	203,774	1,695,077
Chief Executive Officer	2019	670,380	502,785	0	221,225	199,997	1,594,387
Dole plc	2018	600,984	595,092	0	412,440	210,934	1,819,450

Johan Lindén	2020	800,000	1,610,000	893,980	0	162,992	3,466,972
Chief Operating Officer	2019	800,000	1,610,000	899,740	0	203,250	3,512,990
Dole plc	2018	800,000	1,380,000	2,815,000	0	149,695	5,144,695

Frank Davis	2020	573,754	144,577	76,273	0	145,715	940,319
Chief Financial Officer	2019	446,920	251,393	0	147,484	143,014	988,811
Dole plc	2018	408,905	440,722	0	286,351	150,835	1,286,813

(1)

Amounts shown have, where relevant, been converted from Euro into U.S. dollars. Translations from Euros into U.S. dollars were made at the following rates: 2020: €1.00 to $1.1384; 2019: €1.00 to $1.1173; and 2018: €1.00 to $1.1784. These are the annual average mid rates for the respective periods as per the Total Produce Annual Financial Statements.

(2)	Amounts reflect discretionary cash bonuses awarded based on achievement of performance goals.
(3)

In 2018, Mr. Johan Lindén, in his capacity as CEO of Dole Food Company, and in connection with Total Produce’s acquisition of a 45% equity interest in DFC Holdings, received (i) a one-time cash payment of $1,380,000 as well as (ii) payment of $2,415,000 in settlement of long-term cash awards under Dole Food Company’s long-term incentive plan in effect prior to Total Produce’s acquisition of a 45% equity interest in Dole Food Company, payable upon the closing of such acquisition. In addition, in June 2018, Mr. Lindén entered into a retention agreement with Dole Food Company, whereby he was eligible to receive a total retention bonus equal to $4,830,000, payable in three equal instalments of $1,610,000, in July of each of 2019, 2020 and 2021, generally subject to his continued employment through each payment date.

(4)

Amounts reflect an annual one-time bonus award granted in 2018 to each of Messrs. McCann, Byrne and Davis in recognition of their commitment and effort during the year in connection with Total Produce’s acquisition of a 45% equity interest in DFC Holdings. The awards were split between cash and shares, except that Mr. McCann’s award was in shares only. The individual awards were as follows: Mr. McCann, $589,200 in shares; Mr. Byrne, $294,600 in cash and $294,600 in shares; and Mr. Davis, $206,220 in cash and $206,220 in shares. The cash element of these bonuses has been included in the Bonus column above and the share element is included in the Stock Awards column. The Total Produce shares received by the named executive officers must be held for at least five years from award date.

(5)

In addition to the 2018 share awards described in note 4 above, amounts for Messrs. McCann, Byrne and Davis reflect awards under the STIP, which have typically settled in Total Produce shares and are included in the Stock Awards column for years prior to 2020. However, in 2020, these awards were granted and settled in cash as opposed to shares, given the particular complexity in granting shares in advance of the Transaction and this offering. Amounts for Mr. Lindén reflect annual cash bonus amounts paid to him by Dole Food Company based on the

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

achievement of applicable performance goals under Dole Food Company’s annual incentive bonus plan. The 2018 amount for Mr. Lindén also reflects the settlement of his long-term cash awards in the amount of $2,415,000, referenced in note 3, above.
(6)

Amounts shown represent the value of benefits paid by us, including motor expenses, health benefit payments, pension contributions and cash allowance in lieu of the prospective pension entitlements foregone. Specifically, for 2020: (i) Mr. McCann’s amount reflect motor expenses; (ii) Mr. Byrne’s amount reflect pension related payment; (iii) for Mr. Davis, the amount reflects $21,630 in motor expenses and $124,086 in pension-related payments and (iv) for Mr. Lindén the amount reflects $114,387 ESP contributions, $22,800 in 401(k) contributions, $25,565 in health benefit payments and $240 in tax planning expenses.

Grants of Plan-Based Awards

The following table shows all plan-based awards that we granted for the year ended December 31, 2020 to each of our named executive officers. The actual amounts earned by the named executive officers for 2020 with respect to the awards listed in this table are set forth in the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table, above.

Amounts shown have, where relevant, been converted from Euro into U.S. dollars. Translations from Euros into U.S. dollars were made at the rate of €1.00 to $1.1384, being the average mid-rate for 2020 as per the Total Produce Annual Financial Statements.

	Estimated Future Payouts Under Non-equity Incentive Plan Awards
Name	Type of Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Carl McCann	STIP	April 21, 2020	144,622	—	723,112
Rory Byrne	STIP	April 21, 2020	137,701	—	688,504
Johan Lindén	Annual Bonus	November 13, 2019	400,000	800,000	1,600,000
Frank Davis	STIP	April 21, 2020	91,801	—	459,003

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2020, our named executive officers did not hold or have any beneficial interests in share options or other equity or equity-based grants under the Total Produce 2006 Share Option Plan or any other plan or arrangement.

Pension, Retirement or Similar Benefits

Messrs. McCann, Byrne and Davis have agreed to cap their pension entitlements in line with the provisions of the Finance Acts 2006 and 2011, and where applicable receive a supplementary, taxable, non-pensionable cash allowance or a contribution to a defined contribution scheme in lieu of prospective pension entitlements. The actual cash allowances or contributions to a defined contribution scheme in lieu of the prospective pension entitlements foregone for 2020 were $203,774 and $124,086 for Mr. Byrne and Mr. Davis respectively. No payments were made to Mr. McCann for 2020. In the case of Messrs. McCann, Byrne and Davis, whose pension entitlements have been capped, pensions are calculated to provide for two thirds of the aggregate of such executive officers’ fees and basic pensionable salary to the date of opt out with benefits in respect of dependents continuing to accrue. The supplementary cash allowances have been reduced to allow for increases in dependents’ benefits that accrued during the year.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

The pension benefits attributable to the applicable executive officers during the fiscal year ended December 31, 2020, and the total accrued pensions at the end of the year where applicable, were as follows:

	Increase in Accrued Pension during 2020(2) ($)	Transfer Value of Increase during 2020(3) ($)	Total Accrued Pension at December 31, 2020(4) ($)	Increase in Accrued Pension during 2019(2) ($)	Transfer Value of Increase during 2019(3) ($)	Total Accrued Pension at December 31, 2019(4) ($)
Rory Byrne	—	—	—	—	—	173,888

(1)

Amounts shown have been converted from Euro into U.S. dollars. Translations from Euros into U.S. dollars were made at the rate of €1.00 to $1.216, being the year end mid-rate for 2019 as per Total Produce Annual Financial Statements.

(2)

The increase in accrued pension during the year excludes inflation. No net increase accrued in the year to any named executive officer as the inflationary increase each named executive officer would have received the reduced the value of the pension benefits by more than the increase in value of dependents’ pension benefits accrued.

(3)

The transfer value of the increase in accrued pension has been calculated based on actuarial advice. These transfer values do not represent sums paid or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in the year in the event that a member of the schedule leaves service.

(4)	This represents the pension that would be paid annually on the applicable retirement date based on service to the end of the accounting period.

Mr. Lindén is eligible to participate in a defined contribution 401(k) plan. For U.S. employees generally, we match employees’ contributions to the 401(k) plan up to 6% of eligible compensation as well as a service based contribution of up to 2% based on eligible pay and years of service with the Company.

Mr. Lindén is also eligible to participate in the Excess Savings Plan, or the ESP, pursuant to which eligible employees can contribute up to 100% of eligible earnings (base salary and annual incentive). This plan is a nonqualified savings plan that provides participants with the opportunity to contribute amounts on a deferred tax basis which are in excess of the limits that apply to the 401(k) Plan. The ESP is coordinated with the 401(k) Plan so that, on a combined plan basis, participants may defer up to 100% of eligible earnings (generally, base salary and annual incentives) and will receive a company match of the first 6% of eligible earnings. There are no investment options available under the ESP, instead amounts contributed to the ESP accrue interest at a fixed rate. Benefits under the ESP are paid in lump sum no earlier than July 1 of the plan year immediately following the plan year in which the participant terminates employment. The table below identifies information related to contribution and earning in 2020 under these plans in which Mr. Lindén participates.

	Executive Contributions in Last FY	Registrant Contributions in Last FY		Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
401(k)	$26,000	$22,800	(1)	$74,346	—	$348,647
ESP—4.47% interest rate in 2020	$83,077	$114,387	(1)	$23,150	—	$671,031

(1)	Includes Dole Food Company 2020 matching contribution and service based contribution attributable to 2020.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Potential Payments Upon Termination or Change in Control

Assuming a termination of employment occurred on December 31, 2020, Mr. Lindén would have been entitled to receive the following estimated severance benefits upon a qualifying termination of his employment on such date under the arrangements in effect for Mr. Lindén at such time, as described above with respect to his retention agreement. In the case of our other named executive officers, any potential payments would currently be determined in accordance with their contractual notice periods and sections 7 and 17 of the Unfair Dismissal Act 1977. In the case of these executives, the figures provided below are therefore only maximum estimated figures as they would require a determination by the Unfair Dismissal Tribunal in Ireland.

Amounts shown have, where relevant, been converted from Euro into U.S. dollars. Translations from Euros into U.S. dollars were made at the rate of €1.00 to $1.1384, being the average mid-rate for 2020 as per Total Produce Annual Financial Statements.

Benefits Due to Termination Event	Involuntary Termination of Employment ($)	Involuntary Not for Cause Termination or Voluntary Good Reason Termination Following Change in Control ($)
Carl McCann
Fixed Salary based severance	1,807,779	—
Annual bonus payment	305,091	—
Payments under Other Compensation	54,643	—
Payments under STIP	241,341	—
Total	2,408,854	—

Rory Byrne
Fixed Salary based severance	1,721,261	—
Annual bonus payment	1,031,390	—
Payments under Other Compensation	407,547	—
payments under STIP	229,957	—
Total	3,390,155	—

Johan Lindén
Remaining tranche of Retention Agreement	1,610,000	—
Total	1,610,000	—

Frank Davis
Fixed Salary based severance	1,147,507	—
Annual bonus payment	289,154	—
Payments under Other Compensation	291,430	—
Payments under STIP	152,546	—
Total	1,880,637	—

Non-Employee Director Remuneration

We use cash compensation to attract and retain qualified non-employee candidates to serve on the Board of Directors. In setting non-employee director compensation, we consider the significant amount of time that directors expend in fulfilling their duties, as well as the skill sets each non-employee director brings as a member of the Board of Directors.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Members of the Board of Directors who are non-executive directors and not otherwise an employee are entitled to receive an annual cash retainer of $80,826, a fee of $11,384 for where they act as the chair of any committee of the Board, a fee of $5,692 for membership of any committee of the Board and the Senior Lead Director receives a fee of $11,384. Non-employee directors were not eligible for stock or option awards in 2020. With the exception of travel expenses, non-employee directors are not eligible for pension benefits, non-qualified deferred compensation or any other cash, equity award or other benefit or fringe benefit.

The following table presents the individual compensation and benefits provided to our non-employee directors during the fiscal year ended December 31, 2020:

Name	Fees Earned in Cash(1)($)	Stock Awards ($)	Total Fees ($)
Imelda Hurley	86,518	—	86,518
Rose Hynes	92,210	—	92,210
Michael Meghen	86,518	—	86,518
Helen Nolan	86,518	—	86,518
Kevin Toland	92,210	—	92,210

(1)

Amounts shown have been converted from Euro into U.S. dollars. Translations from Euros into U.S. dollars were made at the rate of €1.00 to $1.1384, being the average mid-rate for 2020 as per the Total Produce Annual Financial Statements.

Having taken into account the information gathered from the compensation review and the advice received from FW Cook, we intend to increase the annual compensation and benefits provided to our current non-employee directors upon completion of this offering.

Specifically, commencing with the approval of our ordinary shares for listing on the New York Stock Exchange, it is intended that non-employee director members of the Dole plc board of directors will be entitled to receive an annual cash retainer of $85,000 and an annual award of restricted stock units with a grant date value of $85,000. In addition, the Senior Lead Director will receive an additional annual cash retainer of $10,000 and each committee chair will also receive an annual cash retainer of $10,000.

Shareholdings of Our Current Non-Employee Directors

Historically, non-employee directors have not received share grants in Total Produce as part of their remuneration; however, certain directors hold shares in a personal capacity. The interests of the non-employee directors of Dole Food Company in the issued share capital of Total Produce as of December 31, 2020 was as follows:

Name	Ordinary Shares
Timothy George	0
Imelda Hurley	0
Rose Hynes	50,000
Michael Meghen	15,190
Helen Nolan	50,000
Jimmy Tolan	75,595
Kevin Toland	100,000
Total	290,785

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Stock Ownership Guidelines

We recognize the importance of our executive officers aligning their interests with shareholders through the building up of a significant shareholding in the Company. Dole plc will therefore be adopting the shareholding guidelines of Total Produce whereby our named executive officers will be required, under normal circumstances, to acquire a holding of shares in Dole plc equal to 100% of Fixed Salary, typically over a five-year period commencing on the date of their appointment to the Board.

It is the general policy of the Company that awards under the Total Produce short-term incentive plan are receivable in shares after the deduction for relevant taxes and cannot normally be disposed of for at least five years from the date of purchase.

The number of shares held by named executive officers expressed as a percentage of Fixed Salary at December 31, 2020 are shown below:

Name	Ordinary Shares	Percentage of Fixed Salary
Carl McCann	5,125,132	884%
Rory Byrne	2,835,986	514%
Johan Lindén(1)	0	0%
Frank Davis	2,040,997	555%
Total	10,002,115

(1)

Johan Lindén currently does not hold any shares of Total Produce. Pursuant to the Dole plc share ownership guidelines he will be required to acquire a number of Dole plc shares equal to 100% of his Fixed Salary over the five years commencing on his appointment to the Board of Dole plc.

Executive Officer and Director Indemnification Agreements

Our Constitution will permit us to indemnify our executive officers and directors to the fullest extent permitted by law, subject to limited exceptions. We have entered or will enter into prior to the completion of this offering indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Compensation Discussion and Analysis.”

Registration Rights Agreement

The C&C Parties holding Consideration Shares will be entitled to certain registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) to be entered into concurrently with the consummation of the Transaction. Pursuant to the registration rights agreement, the C&C Parties will be entitled to make long form and short form demands, subject to the conditions therein, that we register such Consideration Shares. In addition, the C&C Parties have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of this offering. If exercised, these registration rights would enable holders to transfer these securities without restriction under the Securities Act when the applicable registration statement is declared effective. The registration rights agreement further provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period.

We will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement also contains customary indemnification and contribution provisions.

Indemnification Agreements

Our Articles of Association will provide that we will indemnify our directors and officers to the fullest extent permitted by law. In addition, we expect to enter into indemnification agreements with all of our directors and executive officers prior to the completion of this offering. See “Description of Share Capital—Limitation on Liability of Directors and Indemnification.”

Transaction Agreement

On February 16, 2021, we entered into the Transaction Agreement (as amended on April 23, 2021 and from time to time thereafter) with the other Total Produce Parties, DFC Holdings and the C&C Parties, pursuant to which Total Produce has agreed to combine with DFC Holdings under the Company and, upon the terms and subject to the conditions set forth in the Transaction Agreement, complete this offering immediately thereafter. Upon Completion, the combined company will trade on the NYSE under “DOLE” and the existing Total Produce listings on the Euronext Growth Dublin and on the AIM London Stock Exchange will be discontinued. In the event Completion does not occur for any reason, the terms of the 2018 Transaction will remain in effect, including the right of TP USA to exercise its options to acquire the Second Tranche and the Third Tranche. See “Description of the Transaction” for more information.

Balmoral

Balmoral is a related party to Total Produce because the Executive Chairman of the Board of Total Produce is also the Chair of the Board of Balmoral.

In the years ended December 31, 2018, December 31, 2019, and December 31,2020 a subsidiary of Total Produce continued to lease a number of buildings, was in receipt of property

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

management services and provided IT management services to Balmoral as part of its normal trading activities. The total net expense for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 were $1,526,000, $1,447,000 and $1,430,000, respectively.

Total Produce provided key management services to Balmoral until August 1, 2018. During the fiscal year ended December 31, 2018, Total Produce received income from Balmoral of $215,000 in respect of these key management services relating to the employment costs of the Executive Chairman.

In the fiscal year ended December 31, 2019, a joint venture of Total Produce disposed of assets to a wholly owned subsidiary of Balmoral. The total consideration for the transaction (inclusive of deferred and contingent consideration) was $7,542,000.

Castle & Cooke, Inc.

David H. Murdock owns, inter alia, Castle, a transportation equipment leasing company and a hotel. In the years ended December 31, 2020, December 28, 2019 and December 29, 2018, Dole Food Company paid Mr. Murdock’s companies an aggregate of approximately $4.3 million, $5.0 million and $4.4 million, respectively, primarily for the rental of truck chassis and generator sets. Castle purchased $0.2 million, $0.9 million and $0.6 million of products from Dole Food Company during the years ended December 31, 2020, December 28, 2019 and December 29, 2018, respectively.

In 2008, Dole Food Company and North Carolina State University executed a twenty-year sublease agreement pursuant to which Dole Food Company’s research center leases 11,000 gross square feet of office and laboratory space in Kannapolis, North Carolina. Castle is the owner of the property. The rent expense paid to North Carolina State University was $0.7 million for the years ended December 31, 2020, December 28, 2019 and December 29, 2018.

On May 20, 2016, Dole Food Company entered into a lease agreement with an entity owned by Mr. Murdock to lease 6,799 square feet of a building located in Kannapolis, North Carolina. The lease commenced on October 1, 2016, for a term of five years, with an option to extend for an additional five years. The rent expense paid to an affiliate was $0.3 million for the years ended December 31, 2020, December 28, 2019 and December 29, 2018, respectively.

In the second and third quarter of 2018, Dole Food Company loaned $10.0 million (“Affiliate Note 1”) and $15.0 million (“Affiliate Note 2”), respectively, to entities owned by Mr. Murdock in the form of interest-bearing notes. At December 29, 2018, Dole Food Company had a receivable of $25.5 million due from affiliates related to these notes and accrued interest, which were included in the consolidated statements of members’ equity. On December 31, 2018, Affiliate Note 1 was canceled, and Affiliate Note 2 was amended into a new agreement with a principal amount of $25.0 million due July 30, 2020. Contemporaneously with the new agreement, the affiliate of Mr. Murdock paid $20.5 million on the outstanding note receivable with $20.0 million applied to principal and $0.5 million applied to accrued interest. The affiliate of Mr. Murdock had the right to re-borrow up to the principal amount of the note at any time up to the maturity date of the respective note. On September 9, 2019, the affiliate of Mr. Murdock re-borrowed $20.0 million. On June 30, 2020, the note was amended and restated to extend the maturity date to December 31, 2020. On December 30, 2020, the note was amended and restated again to extend the maturity date to January 31, 2021. In conjunction with these two extensions, accrued interest of $0.9 million and $0.8 million, respectively, was paid to Dole Food Company upon execution. As of December 31, 2020, Dole Food Company had a note outstanding to an entity owned by Mr. Murdock, including accrued interest, of $25.0 million, with a planned maturity date of January 31, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Upon signing the Transaction Agreement, the $25.0 million note was extended to November 15, 2021, with interest accruing and owed at maturity. The Transaction Agreement includes a provision that upon closing of the Transaction Agreement, the amount due under the $25.0 million note will be cancelled as a result of the way the IPO is structured.

Dole Food Company entered into an agreement with Castle & Cooke Aviation Services, Inc. where the Company utilizes private aircraft services and hangar space owned by Castle. The expense paid was approximately $0.4 million for the fiscal year ended December 31, 2020 and $0.5 million for the years ended December 28, 2019 and December 29, 2018, respectively.

Dole Food Company had a number of other transactions with other entities owned by Mr. Murdock, on an arm’s-length basis, none of which, individually or in the aggregate, were material. Excluding the interest-bearing notes discussed above, Dole Food Company has less than $0.1 million due from Castle at December 31, 2020 and $0.5 million at December 28, 2019.

Policies and Procedures for Related Person Transactions

Prior to the completion of this offering, our board of directors will adopt a written related person transaction policy that sets forth certain policies and procedures for the review and approval or ratification of related person transactions, which comprise any transaction, arrangement or relationship in which Dole plc or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” for purposes of such policy means: (i) any person who is, or at any time during the applicable period was, one of our executive officers or one of the directors; (ii) any person who is known by us to be the beneficial owner of more than 5% of the Ordinary Shares; (iii) any immediate family member of any of the foregoing persons (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) of a director, executive officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of the Ordinary Shares; and (iv) any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

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PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares immediately prior to and following the completion of this offering by:

•	each person known by us to beneficially own more than 5% of our ordinary shares;

•	each of our directors;

•	each of our named Executive Officers (each, an “NEO”);

•	all of our executive officers and directors as a group; and

•	each of the other selling shareholders.

The number of ordinary shares outstanding before this offering and the corresponding percentage of beneficial ownership are based on the number of ordinary shares outstanding as of                 , 2021 before the offering. The number of ordinary shares outstanding after this offering and the corresponding percentage of beneficial ownership are based on the number of ordinary shares issued and outstanding as of                 , 2021, after giving effect to this offering (based on the midpoint of the initial public offering price range set forth on the cover of this prospectus). See “Use of Proceeds.”

The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, ordinary shares subject to equity awards or other rights held by such person that are currently exercisable or will become exercisable within 60 days after                 , 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The information provided in the table and related footnotes below do not give effect to any potential participation by the shareholders named therein, including any of our directors or executive officers, in the reserve share program with respect to this offering. Each of the shareholders listed has sole voting and investment

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power with respect to the shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

	Securities Beneficially Owned Before this Offering			Shares Beneficially Owned After this Offering		Ordinary Shares to be Sold Assuming Full Exercise of Over- Allotment Option	Shares Beneficially Owned After this Offering Assuming Full Exercise of Over-Allotment Option
Name of Beneficial Owner	Shares	Percentage	Ordinary Shares Offered	Shares	Percentage		Shares	Percentage
Greater than 5% and Selling Shareholders
Balkan Investment Company and related parties (including Arnsberg Investment Company)		%			%			%
Dolicious Corporation		%			%			%
The Murdock Group, LLC		%			%			%
Castle & Cooke Holdings, Inc.		%			%			%
Selling Stockholders
		%			%			%
NEOs and Directors
		%			%			%
		%			%			%
All executive officers and directors as a group ( persons)		%			%			%

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DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the Credit Agreement governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the Credit Agreement. The Credit Agreement setting forth the terms and conditions of certain of our outstanding indebtedness will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Revolving and Term Facilities

On March 26, 2021 Total Produce entered into a credit agreement (the “Credit Agreement”) with Coöperatieve Rabobank U.A., New York Branch, as administrative agent and collateral agent, certain of its subsidiaries and the lenders party thereto. The Credit Agreement provides for a $500.0 million five-year multi-currency senior secured revolving credit facility (the “Revolving Credit Facility”), which is available to Total Produce and certain of its subsidiary co-borrowers.

The Credit Agreement also provides for a $940.0 million seven-year U.S. dollar senior secured term loan “B” facility (the “Term Loan B Facility”) with Bank of America, N.A., as administrative agent, to be available to TP USA upon the consummation of certain conditions provided therein, including the consummation of the Completion. In addition, Dole plc and certain Dole Food Company subsidiaries expect to have access to the Revolving Credit Facility subject to the satisfaction or waiver of certain customary conditions and the consummation of the Completion.

In connection with the consummation of this offering, the Credit Agreement will likely be amended to provide for an increase in the Revolving Credit Facility to $600.0 million, a decrease in the Term Loan B Facility to $540 million and a new $300.0 million five-year U.S. dollar senior secured term loan A facility (the “Term Loan A Facility and, together with the Term Loan B Facility, the “Term Loan Facilities”; the Term Loan Facilities collectively with the Revolving Credit Facility, the “Facilities”). Proceeds of the Term Loan Facilities will be used to refinance certain Dole Food Company’s existing credit facilities and senior secured notes and in connection with the Completion, certain bilateral facilities of Total Produce will be terminated. Each of the Facilities will be syndicated.

Guarantors

The Revolving Credit Facility is, and the Term Loan Facilities will be, guaranteed by Total Produce plc and certain of its material subsidiaries organized in Ireland, the U.K., the United States, the Netherlands, Denmark and Sweden and secured by a lien on substantially all assets of Total Produce, its co-borrowers and the guarantors, subject to certain agreed exceptions. Upon the amendment to provide for the Term Loan Facilities, Dole plc will become a borrower under the Revolving Credit Facility and the Term Loan Facilities will be guaranteed by Dole plc and certain material Dole Food Company subsidiaries organized in the United States and secured by a lien on substantially all assets of Dole plc and those additional guarantors, subject to certain agreed exceptions.

Interest Rates

Following consummation of this offering and the Completion, (i) interest under the Revolving Credit Facility and the Term Loan A Facility will be payable, at the option of the applicable borrower, either at (x) LIBOR plus 1.00 to 2.75% or (y) a base rate plus 0.00% to 1.75%, in each case, to be determined based on ratings and total net leverage ratio, and (ii) interest under the Term Loan B Facility will be payable, at the option of TP USA, either at (x) LIBOR plus 2.25 to 2.50%, with a LIBOR floor of 0.50% or (y) a base rate plus 1.25 to 1.50%, in each case to be determined based on ratings.

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The Term Loan A Facility will amortize annually (payable in equal quarterly installments) in an amount equal to 2.5% of the initial aggregate principal amount of the term loans thereunder and the Term Loan B Facility will amortize annually (payable in equal quarterly installments) in an amount equal to 1.0% of the initial aggregate principal amount of the term loans thereunder.

Covenants

The Credit Agreement contains customary affirmative covenants, including covenants related to financial statements and other information, notices of material events, conduct of the business, payment of taxes, maintenance of properties and insurance, submission to certain inspections, compliance with laws and agreements, use of proceeds, subsidiary guarantees, additional collateral and further assurances, lender calls, and maintenance of ratings. The Credit Agreement also contains customary negative covenants that, subject to certain exceptions, qualifications and “baskets,” generally will limit the ability to incur debt, create liens, make restricted payments, make certain investments, prepay or redeem certain debt, enter into certain transactions with affiliates, change fiscal year, enter into restrictions on distributions from subsidiaries, and enter into certain merger or asset sale transactions. The Credit Agreement requires compliance with a maximum total net leverage ratio of 3.50 to 1.00 to 4.75 to 1.00, depending on fiscal period.

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DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is intended as a summary only and therefore is not a complete description of our share capital. This description is based upon, and is qualified by reference to, our Articles of Association, and applicable provisions of the Irish Companies Act. You should read our Articles of Association, which are filed as an exhibit to the registration statement of which this prospectus forms a part, for the provisions that are important to you.

Capital Structure—Authorized and Issued Share Capital

Our authorized share capital consists of $3,300,000 divided into 300,000,000 ordinary shares, par value $0.01 per share, each and 30,000,000 preferred shares, par value $0.01 per share and €25,000 divided into 25,000 euro shares, par value €1.00. As of                , 2021, we had 25,000 euro shares in issue in order to satisfy statutory capitalization requirements for all Irish public limited companies. We had no ordinary or preferred shares outstanding.

We may issue shares subject to the maximum authorized share capital contained in our Articles of Association. The authorized share capital may be increased or reduced (but not below the number of issued ordinary shares, euro shares or preferred shares, as applicable) by a resolution approved by a simple majority of the votes of our shareholders cast at a general meeting (referred to under Irish law as an “ordinary resolution”) (unless otherwise determined by the directors). The shares comprising our authorized share capital may be divided into shares of any nominal value.

The rights and restrictions to which the ordinary shares are subject are prescribed in our Articles of Association. Our Articles of Association entitle our board of directors, without shareholder approval, to determine the terms of our preferred shares. Preferred shares may be preferred as to dividends, rights upon liquidation or voting in such manner as our board of directors may resolve. The preferred shares may also be redeemable at the option of the holder of the preferred shares or at our option and may be convertible into or exchangeable for shares of any of our other class or classes, depending on the terms of such preferred shares. The specific terms of any series of preferred shares offered pursuant to this prospectus will be described in the prospectus supplement relating to that series of preferred shares.

Irish law does not recognize fractional shares held of record. Accordingly, our Articles of Association do not provide for the issuance of fractional shares, and our official Irish register will not reflect any fractional shares.

Whenever an alteration or reorganization of our share capital would result in any of our shareholders becoming entitled to fractions of a share, our board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions.

Issuance of Shares

As a matter of Irish law, the directors of a company may issue new ordinary, preferred or euro shares for cash without shareholder approval once authorized to do so by the memorandum and articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Our board of directors is authorized pursuant to a shareholder resolution passed on                 , 2021 to issue new ordinary, preferred or euro shares up to the amount of the authorized but unissued share capital as at that date for cash without shareholder approval for a period of five years from the date of the passing of the resolution.

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Pre-emption Rights, Share Warrants and Share Options

Under Irish law certain statutory pre-emption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, we have opted out of these pre-emption rights by way of shareholder resolution passed on                 , 2021 as permitted under Irish company law. Irish law requires this opt-out to be renewed every five years by a resolution approved by not less than 75% of the votes of our shareholders cast at a general meeting (referred to under Irish law as a “special resolution”) and our current opt-out will expire on                 , 2026. If the opt-out is not renewed, shares issued for cash must be offered to our existing shareholders on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration (such as in a share-for-share acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee share option or similar equity plan.

Our Articles of Association provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, the board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board of directors deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board of directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Act provides that directors may issue share warrants or options without shareholder approval once authorized to do so by the Articles of Association. We are subject to the rules of the NYSE that require shareholder approval of certain equity plans and share issuances. Our board of directors may authorize the issuance of shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit).

Under Irish law, we are prohibited from allotting shares without consideration. Accordingly, at least the nominal value of the shares issued underlying any restricted share award, restricted share unit, performance share award, bonus share or any other share based grant must be paid pursuant to the Irish Companies Act.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of a company, so far as not previously utilized by distribution or capitalization, less accumulated realized losses of a company, so far as not previously written off in a reduction or reorganization of capital, and includes reserves created by way of capital reduction, on a standalone basis. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include the undenominated capital, the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital and any other reserve that we are prohibited from distributing by applicable law.

The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to the “relevant financial statements” of the Company. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements properly prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland. The “relevant financial statements” must be

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filed in the Companies Registration Office (the official public registry for companies in Ireland) prior to the making of the distribution.

Consistent with Irish law, our Articles of Association authorize the directors to declare dividends without shareholder approval out of funds lawfully available for the purpose, to the extent they appear justified by profits and subject always to the requirement to have distributable reserves at least equal to the amount of the proposed dividend. The board of directors may also recommend a dividend to be approved and declared by our shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend declared or paid may exceed the amount recommended by the directors. Dividends may be paid in U.S. dollars or any other currency.

Our directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to us in relation to our shares.

Our directors may also authorize the issuance of shares with preferred rights to participate in our declared dividends. The holders of preferred shares may, depending on their terms, rank senior to our ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

After the completion of the Transaction, the Company intends, subject to confirmation by the Irish High Court, to seek to create distributable reserves, which are required under Irish law in order for the Company to be able to pay dividends and repurchase or redeem shares, by the reduction of the share premium of the Company resulting from the issuance of Company shares pursuant to the Share Exchange and the Merger.

Share Repurchases, Redemptions and Conversions

Overview

Our Articles of Association provide that, in general, any ordinary share which we have agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by us may technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions.” If our Articles of Association did not contain such provisions, all repurchases by us would be subject to many of the same rules that apply to purchases of our shares by subsidiaries described below under “—Purchases by Subsidiaries” including the shareholder approval requirements described below. Except where otherwise noted, when we refer elsewhere in this prospectus to repurchasing or buying back our ordinary shares, we are referring to the redemption of ordinary shares by us pursuant to the Articles of Association or the purchase of our ordinary shares by a subsidiary of the Company, in each case in accordance with our Articles of Association and Irish law as described below.

Repurchases and Redemptions

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves (which are described above under “—Dividends”) or, if the Company proposes to cancel the shares on redemption, the proceeds of a new issue of shares for that purpose. The redemption of redeemable shares may only be made by us where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of the Company. All redeemable shares must also be fully paid. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provisions of our Articles described above, shareholder approval will not be required to redeem our shares.

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We may also be given an additional general authority by our shareholders to purchase our own shares on-market, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by our subsidiaries as described below.

Our board of directors may also issue preferred shares or other classes or series of shares which may be redeemed at either our option or the option of the shareholder, depending on the terms of such preferred shares. Please see “—Capital Structure—Authorized and Issued Share Capital.”

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of our issued share capital. We may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by us or re-issued subject to certain conditions.

Purchases by Subsidiaries

Under Irish law, an Irish or non-Irish subsidiary of the Company may purchase our shares either as overseas market purchases on a recognized stock exchange such as the NYSE or off-market. For a subsidiary of ours to make market purchases of our shares, our shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular market purchase by a subsidiary of our shares is required. We may elect to seek such general authority, which must expire no later than 18 months after the date on which it was granted, at our annual general meetings.

For an off-market purchase by a subsidiary of ours, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and from the date of the notice of the meeting at which the resolution approving the contract is proposed, the purchase contract must be on display or must be available for inspection by shareholders at our registered office from the date of the notice of the meeting at which the resolution approving the contract is to be proposed.

In order for a subsidiary of ours to make an on-market purchase of our shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which our ordinary shares will be listed on completion of this offering, is specified as a recognized stock exchange for this purpose by Irish company law.

The number of shares held by our subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of our issued share capital. While a subsidiary holds shares of ours, it cannot exercise any voting rights in respect of those shares. The acquisition of our shares by a subsidiary of ours must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

Our Articles of Association provide that we will have a first and paramount lien on every share for all debts and liabilities of any shareholder to the Company, whether presently due or not, payable in respect of such share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made within 14 days after notice demanding payment, we may sell the shares. These provisions are standard inclusions in the Articles of Association of an Irish company limited by shares and will only be applicable to our shares that have not been fully paid up. See “—Transfer and Registration of Shares.”

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Consolidation and Division; Subdivision

Under our Articles of Association, we may, by ordinary resolution (unless the directors determine otherwise), divide all or any of our issued share capital into shares of smaller nominal value than our existing shares (often referred to as a share split) or consolidate all or any of our issued share capital into shares of larger nominal value than is fixed by our Articles of Association (often referred to as a reverse share split); provided that the proportion between the amount paid for such share and the amount, if any, unpaid on each reduced share after the subdivision remains the same.

Reduction of Share Capital

We may, by ordinary resolution (unless the directors determine otherwise), reduce our authorized but unissued share capital in any way. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel our issued share capital in any manner permitted by the Irish Companies Act.

Annual General Meetings of Shareholders

We are required to hold an annual general meeting at intervals of no more than 15 months; provided that an annual general meeting is held in each calendar year and no more than nine months after our fiscal year-end. Any annual general meeting may be held outside Ireland; provided that technological means are provided to enable shareholders to participate in the meeting without leaving Ireland.

Notice of an annual general meeting must be given to all of our shareholders and to our auditors. Our Articles of Association provide for a minimum notice period of 21 clear days (i.e., 23 days as the clear days’ notice period does not include the day when the notice is given or deemed to be given nor the day of the event for which it is given or on which it is to take effect), which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are (i) the consideration of the statutory financial statements, report of the directors, and report of the statutory auditors, (ii) review by the members of the Company’s affairs, (iii) the appointment or re-appointment of the statutory auditors and (where applicable) the re-election of those directors of the relevant class whose terms are expiring.

At any annual general meeting, only such business may be conducted as has been brought before the meeting:

•	in the notice of the meeting;

•	by or at the direction of the board of directors;

•	in certain circumstances, at the direction of the Irish High Court;

•	as required by law; or

•	that the chair of the meeting determines is properly within the scope of the meeting.

In addition, and subject to compliance with our Articles of Association, shareholders entitled to vote at an annual general meeting may propose business in advance of the meeting to be considered thereat.

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Extraordinary General Meetings of Shareholders

Our extraordinary general meetings may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of our paid up share capital carrying voting rights, (iii) in certain circumstances, on requisition of our auditors; or (iv) in exceptional cases, by order of the Irish High Court.

Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business will be conducted as is set forth in the notice thereof or is proposed pursuant to and in accordance with the procedures and requirements set out in our Articles of Association.

Notice of an extraordinary general meeting must be given to all of our shareholders and to our auditors. Under Irish law and our Articles of Association, the minimum notice periods are 21 clear days’ notice in writing for an extraordinary general meeting to approve a special resolution and 21 clear days’ notice in writing for any other extraordinary general meeting, except that such a meeting may be called by 14 days’ notice where all members who hold shares that carry rights to vote at the meeting are permitted to vote by electronic means at the meeting and a special resolution reducing the period of notice to 14 days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.

In the case of an extraordinary general meeting convened by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, our board of directors has 21 days to convene a meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of our receipt of the requisition notice.

If the board of directors becomes aware that our net assets are not greater than half of the amount of our called-up share capital, our directors must convene an extraordinary general meeting of our shareholders not later than 28 days from the date that the fact is known to a director to be held not later than 56 days from such date. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Quorum for General Meetings

Our Articles of Association provide that no business shall be transacted at any general meeting unless a quorum is present. One or more shareholders present in person or by proxy at any meeting of shareholders holding not less than a majority of the issued shares that carry the right to vote at the meeting constitutes a quorum for the conduct of any business at a general meeting. If a meeting is adjourned because a quorum is not present, the quorum at the reconvened meeting shall, if the meeting was convened by resolution of the Directors, be any proxy appointed by DTC entitled to be counted in a quorum present at the meeting provided that the proxy represents more than 33% of the votes that may be cast by all members at the relevant time.

Voting

Our Articles of Association provide that all votes at a general meeting will be decided on a poll and that the board or the chair may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

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Every shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by our Articles of Association, which provide that our board of directors may permit shareholders to notify us of their proxy appointments electronically.

In accordance with our Articles of Association, our directors may from time to time authorize the issuance of preferred shares or any other class or series of shares. These shares may have such voting rights as may be specified in the terms of such shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be satisfied in the terms of such shares). Treasury shares or shares of ours that are held by our subsidiaries will not be entitled to be voted at general meetings of shareholders.

Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

•	amending our Articles of Association;

•	approving a change of name;

•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit; transaction to a director or connected person;

•	opting out of pre-emption rights on the issuance of new shares;

•	re-registration from a public limited company to a private company;

•	purchase of own shares off-market;

•	reduction of issued share capital;

•	sanctioning a compromise/scheme of arrangement;

•	resolving that the Company be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes;

•	setting the re-issue price of treasury shares; and

•	variation of class rights attaching to classes of shares (where our Articles of Association do not provide otherwise).

Neither Irish law nor any of our constituent documents places limitations on the right of non-resident or foreign owners to vote or hold our shares.

Variation of Rights Attaching to a Class or Series of Shares

Under our Articles of Association and the Irish Companies Act, any variation of class rights attaching to our issued shares must be approved by a special resolution passed at a general meeting of the shareholders of the affected class or with the consent in writing of the holders of 75% of the issued shares of that class of shares entitled to vote on such variation. The rights conferred upon the holder of any pre-existing issued shares shall not be deemed to be varied by the issuance of any preferred shares.

The provisions of our Articles of Association relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a

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particular class of shares, a quorum consists of one or more shareholders present in person or by proxy holding not less than a majority of the issued and outstanding shares of the class entitled to vote at the meeting in question.

Record Date

Our Articles of Association provide that the board may fix in advance a date as the record date (i) for any such determination of members entitled to notice of or to vote at a general meeting of the members, which record date shall not be more than 60 days before the date of such meeting, and (ii) for the purpose of determining the members entitled to receive payment of any dividend or other distribution, or in order to make a determination of members for any other proper purpose, which record date shall not be more than 60 days prior to the date of payment of such dividend or other distribution or the taking of any action to which such determination of members is relevant.

If no record date is fixed for the determination of members entitled to notice of or to vote at a meeting of members, the date immediately preceding the date on which notice of the meeting is deemed given under our Articles of Association will be the record date for such determination of members.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder to put items on the agenda of an annual general meeting of a U.S.-listed company, other than as set out in the Articles of Association of a company. Under our Articles of Association, in addition to any other applicable requirements, for business or nominations to be properly brought before an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to our corporate secretary.

To be timely for an annual general meeting, a shareholder’s notice to our secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received at our registered office not less than 60 days nor more than 90 days before the first anniversary of the annual general meeting for the prior year. In the event that the date of the annual general meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the member must be so delivered by close of business on the day that is not earlier than 90 days prior to such annual general meeting and not later than the close of business on the later of (a) 60 days prior to the day of the contemplated annual general meeting or (b) ten days after the day on which public announcement of the date of the contemplated annual general meeting is first made by us. In no event shall the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a shareholder’s notice.

To be timely for nominations of a director at an extraordinary general meeting, notice must be delivered, or mailed and received no earlier than 150 days prior to the date of such extraordinary general meeting or, not later than the later of the 90th day prior to such extraordinary general meeting or the 10th day following the day the first public announcement of the date of the extraordinary general meeting is made by us.

For nominations to the board, the notice must include all information about the director nominee that is required to be disclosed in proxies for the election of directors under any applicable securities legislation. For other business that a shareholder proposes to bring before the meeting, the notice must include a brief description of the business, the reasons for proposing the business at the meeting and a discussion of any material interest of the shareholder in the business. Whether the notice relates to a nomination to the board of directors or to other business to be proposed at the meeting, the notice also

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must include information about the shareholder and the shareholder’s holdings of our shares. The chair of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was made or proposed in accordance with these procedures (as set out in our Articles of Association), and if any proposed business is not in compliance with these provisions, to declare that such defective proposal shall be disregarded.

Shareholders’ Suits

In Ireland, the decision to institute proceedings on behalf of a company is generally taken by the Company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against us would otherwise go unredressed. The cause of action may be against a director, another person or both.

A shareholder may also bring proceedings against us in his or her own name where the shareholder’s rights as such have been infringed or where our affairs are being conducted, or the powers of the board of directors are being exercised, in a manner oppressive to any shareholder or shareholders or in disregard of their interests as shareholders. Oppression connotes conduct that is burdensome, harsh or wrong. This is an Irish statutory remedy under Section 212 of the Irish Companies Act and the court can grant any order it sees fit, including providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of our Articles of Association; (ii) inspect and obtain copies of the minutes of general meetings and any resolutions; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us; (iv) inspect copies of directors’ service contracts where the unexpired portion of the term for which the contract is to be in force is three years or more or where the contract cannot, within the next ensuing three years, be terminated by the company without payment of compensation; (v) inspect copies of instruments creating charges; (vi) receive copies of statutory financial statements and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (vii) receive financial statements of a subsidiary company of ours which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. Our auditors will also have the right to inspect all of our books, records and vouchers. The auditors’ report must be circulated to the shareholders with our financial statements prepared in accordance with Irish law with the notice of annual general meeting and must be presented to our shareholders at our annual general meeting.

Acquisitions

There are a number of mechanisms for acquiring an Irish public limited company, including:

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a court-approved scheme of arrangement under the Irish Companies Act. A scheme of arrangement with one or more classes of shareholders requires a court order from the Irish High Court and the approval of the shareholders of each participating class or series voting on the scheme of arrangement representing 75% in value and a majority in number of the shares of such participating class or series held by the shareholders voting on the scheme of arrangement, in each case at the relevant meeting or meetings. The quorum for the meeting is two persons holding or representing by proxy at least one-third in nominal value of the issued shares, or class of shares. A scheme of arrangement, if authorized by the shareholder of each participating class or series and the court, is binding on all of the shareholders of each participating class or series;

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through a tender or takeover offer by a third party, in accordance with the Irish Takeover Rules (as defined below) and the Irish Companies Act, for all of our shares. Where the holders of 80% or more of our shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares, the remaining shareholders may also be statutorily required to transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the offeror has acquired acceptances of 80% of all of our shares but does not exercise its “squeeze-out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such term as an Irish court, on application of the bidder or non-tendering shareholder, may order. If our shares were to be listed on the Euronext Dublin or another regulated stock exchange in the European Union, the aforementioned 80% threshold would be increased to 90%;

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by way of a transaction with a company incorporated in the European Economic Area which includes all member states of the European Union and Norway, Iceland and Liechtenstein (EEA) under the European Communities (Cross-Border Mergers) Regulations 2008 (as amended). Such a transaction must be approved by a special resolution and by the Irish High Court. If we are being merged with another EEA company under the EU Cross-Border Mergers Directive (EU) 2019/2121 and the consideration payable to our shareholders is not all in the form of cash, our shareholders may be entitled to require their shares to be acquired at fair value; and

•	by way of a merger with another Irish company under the Irish Companies Act which must be approved by a special resolution and by the Irish High Court.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have statutory appraisal rights. If we are being merged as the transferor company with another EEA company under the European Communities (Cross-Border Merger) Regulations 2008 (as amended) or if we are being merged with another Irish company under the Irish Companies Act, (i) any of our shareholders who voted against the special resolution approving the merger or (ii) if 90% of our shares are held by the successor company, any other of our shareholders, may be entitled to require that the successor company acquire its shares for cash.

Disclosure of Interests in Shares

Under the Irish Companies Act, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of the shares of an Irish public limited company. Our shareholders must therefore make such a notification to us if, as a result of a transaction, the shareholder will become interested in 3% or more of our shares or if, as a result of a transaction, a shareholder who was interested in 3% or more of our shares ceases to be so interested. Where a shareholder is interested in 3% or more of our shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to us within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s

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rights in respect of any of our shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, under the Irish Companies Act, we may by notice in writing, require a person whom we know or have reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in our relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in our ordinary shares, to provide additional information, including the person’s own past or present interests in our shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, we may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Irish Companies Act, as follows:

•	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, will be void;

•	no voting rights will be exercisable in respect of those shares;

•	no further shares will be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment will be made of any sums due from us on those shares, whether in respect of capital or otherwise.

Where our shares are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

In the event we are in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of 1.0% or more.

Irish Takeover Rules

A transaction in which a third party seeks to acquire 30% or more of our voting rights will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules (the “Irish Takeover Rules”) made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles, which will apply to any transaction regulated by the Irish Takeover Panel:

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in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer;

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where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

•	the board of the target company must act in the interests of the Company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

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false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

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a bidder must announce an offer only after ensuring that he or she can fulfil in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

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a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares or other of our voting rights may be required under the Irish Takeover Rules to make a mandatory cash offer for our remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would (i) increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of our voting rights, or (ii) in the case of a person holding (together with its concert parties) shares representing 30% or more of our voting rights, after giving effect to the acquisition, increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

A voluntary offer is an offer that is not a mandatory offer. If a person makes a voluntary offer to acquire outstanding ordinary shares of ours, the offer price must be no less than the highest price paid for our shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any party acting in concert with it has acquired our ordinary shares (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of our total ordinary shares or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share must not be less than the highest price paid by the bidder or any party acting in concert with it during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with any party acting in concert with it, has acquired less than 10% of our total ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

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Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of our voting rights. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of our voting rights is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of our voting rights and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Anti-Takeover Provisions

Shareholder Rights Plan

Our Articles of Association expressly authorize our board of directors to adopt a shareholder rights plan, subject to applicable law.

Frustrating Action

Under the Irish Takeover Rules, our board of directors is not permitted to take any action which might frustrate an offer for our shares once our board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board of directors has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

•	the action is approved by our shareholders at a general meeting;

•	the Irish Takeover Panel has given its consent, where:

•	it is satisfied the action would not constitute frustrating action;

•	our shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Business Combinations with Interested Shareholders

Our Articles of Association provide that, subject to certain exceptions, we may not engage in certain business combinations with any person that acquires beneficial ownership of 10% or more of our outstanding voting shares for a period of two years following the date on which the person became a 10% shareholder unless: (i) prior to the date on which the person becomes a 10% shareholder, a majority of our disinterested directors approved the business combination; and (ii) in certain circumstances, the business combination is authorized by a special resolution of disinterested shareholders.

Further Provisions

Certain other provisions of Irish law or our Articles of Association may be considered to have anti-takeover effects, including advance notice requirements for director nominations and other shareholder

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proposals, as well as those described under the headings “—Description of Share Capital—Capital Structure—Authorized and Issued Share Capital” (regarding issuance of preferred shares), “—Description of Share Capital—Pre-emption Rights, Share Warrants and Share Options,” “—Description of Share Capital—Disclosure of Interests in Shares,” “—Description of Share Capital—Appointment of Directors,” “—Description of Share Capital—Removal of Directors.”

Insider Dealing

The Irish Takeover Rules also provide that no person, other than the bidder, who is privy to confidential price-sensitive information concerning an offer made in respect of the acquisition of a company (or a class of its securities) or a contemplated offer shall deal in relevant securities of the target during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (i) the announcement of such offer or approach or (ii) the termination of discussions relating to such offer, whichever is earlier.

Corporate Governance

Our Articles of Association allocate authority over the day-to-day management of the Company to the board of directors. Our board of directors may then delegate management of the Company to committees of the board or such other persons as it thinks fit. Regardless of any delegation, the board of directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of our Company. The board of directors may create new committees or change the responsibilities of existing committees from time to time. Committees may meet and adjourn as they determine proper. Unless otherwise determined by the board of directors, the quorum necessary for the transaction of business at any committee meeting shall be two of the members of the committee.

Legal Name; Incorporation; Fiscal Year; Registered Office

Our legal and commercial name is Dole plc. We were incorporated in Ireland in June 2017 as a dormant company and we re-registered as a public limited company and changed our name to Dole plc on April 26, 2021. Our registered address is 29 North Anne Street, Dublin 7, D07 PH36, Ireland, D07 PH36. As set forth in our Articles of Association, our purpose, among other things, is to carry on the business of a holding company and to coordinate the administration, finances and activities of any subsidiaries or associated companies.

Appointment of Directors

The Irish Companies Act provides for a minimum of two directors. Our Articles of Association provide that the number of directors will be not less than three and not more than fourteen. The authorized number of directors within the prescribed range will be determined solely by our board of directors and does not require approval or ratification by the shareholders in a general meeting. Our directors will be elected by way of an ordinary resolution at a general meeting save that directors in contested elections will be elected by a plurality of the votes of the shares present in person or represented by proxy at the relevant general meeting and entitled to vote on the election of directors. If the number of the directors is reduced below the fixed minimum number, the remaining director or directors may appoint an additional director or additional directors to make up such minimum or may convene a general meeting for the purpose of making such appointment. Casual vacancies may be filled by the board of directors.

Our Articles of Association provide that our board of directors is divided into three classes serving staggered three-year terms. Shareholders do not have cumulative voting rights. Accordingly, the holder

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of a majority of the voting rights attaching to our ordinary shares will, as a practical matter, be entitled to control the election of all directors. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring.

Under our Articles of Association, our board of directors has the authority to appoint directors to the board either to fill a vacancy or as an additional director. A vacancy on the board of directors created by the removal of a director may be filled by an ordinary resolution of the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy. The board of directors may fill a vacancy by an affirmative vote of a majority of the directors constituting a quorum. If there is an insufficient number of directors to constitute a quorum, the board may nonetheless act to fill such vacancies or call a general meeting of the shareholders. Under our Articles of Association, if the board fills a vacancy, the director will hold this position as a director for a term that will coincide with the remaining term of the relevant class of director. If there is an appointment to fill a casual vacancy or an addition to the board, the total number of directors shall not at any time exceed the number of directors from time to time fixed by the board in accordance with our Articles of Association.

Removal of Directors

The Irish Companies Act provides that, notwithstanding anything contained in the Articles of Association of a company or in any agreement between that company and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term; provided that notice of the intention to move any such resolution be given by the shareholders to the Company not less than 28 days before the meeting at which the director is to be removed, and the director will be entitled to be heard at such meeting. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment agreement) that the director may have against us in respect of his or her removal.

Director Interested Transactions

Under the Irish Companies Act and our Articles of Association, a director who has an interest in a proposal, arrangement or contract is required to declare the nature of his or her interest at the first opportunity either (i) at a meeting of the board at which such proposal, arrangement or contract is first considered (provided such director knows this interest then exists, or in any other case, at the first meeting of the board after learning that he or she is or has become so interested) or (ii) by providing a general notice to the directors declaring that he or she is to be regarded as interested in any proposal, arrangement or contract with a particular person, and after giving such general notice will not be required to give special notice relating to any particular transaction. Provided the interested director makes such required disclosure, he or she shall be counted in determining the presence of a quorum at a meeting regarding the relevant proposal, arrangement or contract and will be permitted to vote on such proposal, arrangement or contract.

Under our Articles of Association, a director may be a director of, other officer of, or otherwise interested in, any company promoted by us or in which we are interested, and such director will not be accountable to us for any remuneration received from such employment or other interest. Our Articles of Association further provide that (i) no director will be prevented from contracting with us because of his or her position as a director, (ii) any contract entered into between a director and us will not be subject to avoidance and (iii) no director will be liable to account to us for any profits realized by virtue of any contract between such director and us because the director holds such office or the fiduciary relationship established thereby.

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Directors’ Remuneration

Pursuant to our Articles of Association, the ordinary remuneration of directors who do not hold executive office shall not exceed in aggregate $2,500,000 per annum or such higher amount as may be determined from time to time by ordinary resolution of the shareholders and shall be divisible (unless such resolution shall provide otherwise) among the directors as they may agree, or, failing agreement, equally, except that any such director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration related to the period during which he has held office. Any director who holds any executive office (including for this purpose the office of chair or deputy chair) or who serves on any committee, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the directors may determine.

Borrowing

Pursuant to our Articles of Association, among the directors’ powers are the right to borrow money and to mortgage or charge the Company’s undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds or such other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Limitation on Liability of Directors and Indemnification

Under our Articles of Association every director, managing director, company secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

Duration; Dissolution; Rights upon Liquidation

Our duration will be unlimited. We may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where we have failed to file certain returns. We may also be dissolved by the Director of Corporate Enforcement in Ireland where the affairs of the Company have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that we should be wound up.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, are prescribed in our Articles of Association or the terms of any shares issued by the directors from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up. If the Articles of Association and terms of issue of the shares of the Company contain no specific provisions in respect of a dissolution or winding up then, subject to the shareholder priorities and the rights of any creditors, the assets will be distributed

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to shareholders in proportion to the paid-up nominal value of the shares held. Our Articles of Association provide that our ordinary shareholders may be entitled to participate in a winding up, and the method by which the property will be divided shall be determined by the liquidator, subject to a special resolution of the shareholders, but such rights of ordinary shareholders to participate may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.

Share Certificates

Pursuant to the Irish Companies Act, a shareholder is entitled to be issued a share certificate on request and subject to payment of a nominal fee.

Stock Exchange Listing

Our ordinary shares are traded on the NYSE under the symbol “DOLE” and will not be listed on any other exchange.

No Sinking Fund

Our shares have no sinking fund provisions.

Transfer and Registration of Shares

Our transfer agent is Computershare Trust Company, N.A. The transfer agent maintains our share register, and registration in the share register will be determinative of membership in us. A shareholder of ours who only holds shares through a depository or nominee will not be the holder of record of such shares. Instead, the depository or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares through a depository or nominee to a person who also holds such shares through a depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on our official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares through a depository or nominee to a person who holds such shares directly or (iii) from a person who holds such shares through a depository or nominee to another person who holds such shares through a depository or nominee where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Any transfer of our shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to our transfer agent. Our Articles of Association allow us, in our absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a transferee. In the event of any such payment, we are (on behalf of ourselves or our affiliates) entitled to (i) seek reimbursement from the transferee or transferor (at its discretion), (ii) set-off the amount of the stamp duty against

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future dividends payable to the transferee or transferor (at its discretion) and (iii) have a lien against the shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our shares has been paid unless one or both of such parties is otherwise notified by us.

Our Articles of Association delegate to our company secretary (or such other person as may be nominated by the secretary for this purpose) the authority to execute an instrument of transfer on behalf of a transferring party.

Our Articles of Association grant our board of directors general discretion to decline to register an instrument of transfer unless the transfer is in respect of one class of shares only, the instrument of transfer is accompanied by the certificate of shares to which it relates (if any) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer, the instrument of transfer is in favor of not more than four transferees and it is lodged at our registered office or such other place as our directors or secretary may appoint.

The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year, as our board of directors may from time to time determine (except as may be required by law).

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our ordinary shares prevailing from time to time. Sales of substantial amounts of ordinary shares (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and our ability to raise additional capital through a future sale of securities.

Upon the completion of this offering, we will have                  ordinary shares issued and outstanding (or                  ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full). All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144. In addition, the TP Holders will beneficially own approximately     % of our ordinary shares (or approximately     % if the underwriters exercise their option to purchase additional ordinary shares in full) and all such shares will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144. Upon the completion of this offering, the C&C Parties will beneficially own approximately     % of our ordinary shares (or approximately     % if the underwriters exercise their option to purchase additional ordinary shares in full). These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-Up Agreements

See “Underwriting” for a description of the lock-up agreements applicable to our shares.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding ordinary shares or the average weekly trading volume of our ordinary shares reported during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory share plan or other written

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agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all ordinary shares subject to outstanding share options and the shares subject to issuance under the Omnibus Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                 ordinary shares.

Registration Rights Agreement

Following the completion of this offering, we will have the Registration Rights Agreement with the C&C Parties, pursuant to which the C&C Parties will be entitled to certain registration rights with respect to the resale of their ordinary shares. For a description of the Registration Rights Agreement, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

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ANTICIPATED MATERIAL IRISH TAX CONSEQUENCES TO NON-IRISH HOLDERS OF OUR SECURITIES

Scope

The following is a summary of the anticipated material Irish tax consequences to Non-Irish Holders (as defined below) of the acquisition, ownership and disposal of our ordinary shares. The summary is based upon Irish tax laws and the practice of the Revenue Commissioners of Ireland (“Irish Revenue”) in effect on the date of this prospectus and submissions which have been made to the Irish Revenue. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “Non-Irish Holder” is an individual who beneficially owns their ordinary shares, that is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold their ordinary shares, in connection with a trade carried on by such person through an Irish branch or agency.

This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of our ordinary shares. The summary applies only to Non-Irish Holders who hold their ordinary shares, as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their ordinary shares by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).

Irish Tax on Chargeable Gains (Irish CGT)

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Irish Holders will not be within the territorial scope of a charge to Irish CGT on a disposal of their ordinary shares; provided that such ordinary shares neither (a) were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares acquired. Where Irish stamp duty arises it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

Irish stamp duty may be payable in respect of transfers of our ordinary shares, depending on the manner in which the ordinary shares are held. The Company has entered into arrangements with DTC to allow the ordinary shares to be settled through the facilities of DTC.

Ordinary Shares Held Through DTC

The Company has requested confirmation from Irish Revenue that transfers of Class A Ordinary Shares and Warrants effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. We expect this confirmation to be forthcoming.

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Ordinary Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of our ordinary shares where any party to the transfer holds such ordinary shares outside of DTC may be subject to Irish stamp duty.

Holders of our ordinary shares wishing to transfer their ordinary shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of our ordinary shares held outside of DTC, it is strongly recommended that shareholders hold our ordinary shares through DTC (or through a broker who in turn holds such shares through DTC).

Withholding Tax on Dividends (DWT)

Distributions made by the Company will, in the absence of one of many exemptions, be subject to DWT, currently at a rate of 25%.

For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by the Company to holders of our ordinary shares, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of our ordinary shares, the Company is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a non-Irish resident holder of our ordinary shares is not subject to DWT on distributions received from the Company if such holder of our ordinary shares is beneficially entitled to the distribution and is either:

•

a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, please see Annex A to this prospectus);

•	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•

a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

•

a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange either in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•

a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance and provided, in all cases noted above (but subject to “—Ordinary Shares Held by U.S. Resident Shareholders” below), the Company or, in respect of our ordinary shares held through DTC, any

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qualifying intermediary appointed by the Company, has received from the holder of such ordinary shares, where required, the relevant DWT Forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of our ordinary shares, where required, should furnish the relevant DWT Form to:

•

its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of our ordinary shares by the broker) if its ordinary shares are held through DTC; or

•	the Company’s transfer agent before the record date for the distribution if its ordinary shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this prospectus.

For non-Irish resident holders of our ordinary shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of our ordinary shares to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Ordinary Shares Held by U.S. Resident Shareholders

Distributions paid in respect of our ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such ordinary shares in the records of the broker holding such ordinary shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the Company). It is strongly recommended that such holders of our ordinary shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company).

If any holder of our ordinary shares that is resident in the United States receives a distribution from which DWT has been withheld, the holder of such ordinary shares should generally be entitled to apply for a refund of such DWT from the Irish Revenue, provided the holder of such ordinary shares is beneficially entitled to the distribution.

Ordinary Shares Held by Residents of Relevant Territories Other Than the United States

Holders of our ordinary shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions,” including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT. If such holders of our ordinary shares hold their ordinary shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holders of our ordinary shares by the broker). If such holders of our ordinary shares hold their ordinary shares outside of DTC, they must provide the appropriate DWT Forms to the Company’s transfer agent before the record date for the distribution. It is strongly recommended that such holders of our ordinary shares complete the appropriate DWT Forms and provide them to their brokers or the Company’s transfer agent, as the case may be, as soon as possible after receiving their ordinary shares.

If any holder of our ordinary shares who is resident in a Relevant Territory receives a distribution from which DWT has been withheld, the holder of such ordinary shares may be entitled to a refund of

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DWT from the Irish Revenue provided the holder of such shares is beneficially entitled to the distribution.

Shares Held by Other Persons

Holders of our ordinary shares that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any holders of our ordinary shares are exempt from DWT, but receive distributions subject to DWT, such holders of ordinary shares may apply for refunds of such DWT from the Irish Revenue.

Distributions paid in respect of our ordinary shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of our ordinary shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any distribution, the Company will put in place an agreement with an entity that is recognized by the Irish Revenue as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of our ordinary shares that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after the Company delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

The Company will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of our ordinary shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Holders of our ordinary shares that are required to file DWT Forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on our Ordinary Shares

Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

A Non-Irish Holder that is entitled to an exemption from DWT will generally have no Irish income tax or universal social charge liability on a distribution from the Company. A Non-Irish Holder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or liability to universal social charge. The DWT deducted by the Company discharges the Irish income tax liability and liability to universal social charge.

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of our

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ordinary shares because our ordinary shares are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

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UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ordinary shares representing 10% or more of our capital stock (by vote or value); or

•	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

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•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be treated as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ordinary shares following this offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any Irish tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax

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principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) (A) our ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of the United States-Ireland income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. We expect our ordinary shares, which we intend to apply to list on the NYSE, will be considered readily tradable on an established securities market in the United States, although there can be no assurance in this regard. Additionally, we expect to be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are considered readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in this paragraph, provided the other conditions described above are satisfied.

Dividends paid on our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a non-U.S. tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter,

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the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such ordinary shares. For these purposes, ordinary shares will be treated as “marketable stock” if such shares are regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For these purposes, we expect that our ordinary shares will be treated as marketable stock upon their listing on the NYSE, which is a qualified exchange for these purposes. We anticipate that our ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss in each such year the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

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If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ordinary shares if we are or become a PFIC.

Transfer Reporting Requirements

A U.S. Holder may be required to file Form 926 (or similar form) with the IRS in certain circumstances. A U.S. Holder who fails to file any such required form could be required to pay a penalty equal to 10% of the gross amount paid for the ordinary shares (subject to a maximum penalty of $100,000, except in cases of intentional disregard). U.S. Holders should consult their tax advisers with respect to this or any other reporting requirement that may apply to an acquisition of our ordinary shares.

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UNDERWRITING

The company, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Deutsche Bank Securities Inc.
J&E Davy

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                ordinary shares from the Company and an option to purchase up to an additional                  shares from the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to these options, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Shareholders
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

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During the period beginning from the date hereof and continuing to and including the date 180 days after the date of the final prospectus (the “Lock-Up Period”), we have agreed not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to, any securities of the Company that are substantially similar to shares of our ordinary shares, including, but not limited to, any options or warrants to purchase shares of our ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, other than (A) the shares of our ordinary shares to be sold in this offering, (B) reserved, (C) any ordinary shares issued by us upon the conversion, exchange or exercise of securities convertible into or exchangeable or exercisable for ordinary shares, which securities are outstanding on the date hereof, (D) the grant of equity incentives pursuant to plans in effect as of the completion of this offering, (E) the filing of any registration statement on Form S-8 (or amendment thereto) and (F) the issuance of shares of our ordinary shares as consideration in acquisitions up to a maximum of 5% of the outstanding shares as of the completion of this offering; provided that each person to whom such shares are issued executed a lock-up agreement, unless we obtain the prior written consent of Goldman Sachs & Co. LLC.

Our officers and directors (and certain connected parties thereof) (the “Lock-Up Parties”) have agreed that, without the prior written consent of Goldman Sachs & Co. LLC, we and they will not, during the Lock-Up Period (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of ordinary shares of the Company, or any options or warrants to purchase any shares of ordinary shares of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of ordinary shares of the Company, (ii) engage in any hedging or other transaction or arrangement or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) or (ii) above. The restrictions described above are subject to certain exceptions for transfers, including customary exceptions related to open market transactions, in connection with gifts or transfers to immediate family members or to any trust, the establishment of Rule 10b5-1 plans, the grant or issuance by the Company pursuant to any employee benefit plans and pursuant to any third-party tender offer, merger or similar transaction. See “Shares Eligible for Future Sale” for discussions of certain transfer restrictions.

We intend to submit an application to list our ordinary shares on the NYSE under the symbol “DOLE.” In order to meet one of the requirements for listing our ordinary shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option

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described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

The Company and the selling shareholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for certain expenses in an amount up to $                .

The Company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State

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prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the Shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the Shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that the Shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA;

provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors,” as defined in National Instrument 45-106

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Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are “permitted clients,” as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a “relevant person” (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an “accredited investor” (as defined in Section 4A of the

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SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the “securities” (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”). Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an “accredited investor” (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute

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an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

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EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of ordinary shares being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the listing fee.

Item	Amount to be paid
SEC registration fee	$ *
FINRA filing fee	*
Stock exchange listing fee	*
Blue sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer Agent fees and expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be provided by amendment.

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LEGAL MATTERS

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. The validity of the ordinary shares offered by this prospectus will be passed upon for us by Arthur Cox LLP, Dublin, Ireland. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Total Produce plc as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, have been included herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Prior to the engagement of KPMG as Total Produce plc’s independent registered public accounting firm to perform audits in accordance with the independence rules of the SEC and the standards of the PCAOB, KPMG identified two impermissible employment relationships and the provision of certain non-audit services to Total Produce plc and its affiliates during the 2020 audit period which are not permissible under the independence rules of the SEC and PCAOB. KPMG remained independent under local independence rules and under independence rules issued by the International Ethics Standards Board for Accountants (“IESBA”). Specifically, during 2020, KPMG:

•

Provided corporate secretarial services to Total Produce plc, its corporate parent, and certain of its subsidiaries. KPMG also maintained statutory registers of certain Irish affiliates of Total Produce plc.

•	Seconded to Total Produce plc a work placement intern to upload (but not produce) tax computations for certain Irish subsidiaries from client prepared records to KPMG’s tax preparation software tool.

•	Provided legal assistance with respect to employment matters arising from the separation of certain French employees of one of the UK subsidiaries of Total Produce.

•	Provided technical management services in connection with two defined benefit plans of a UK subsidiary of Total Produce.

In addition, during the 2020 audit period, two former partners of KPMG Ireland (“Partner 1” and “Partner 2,” respectively) served on the board of Total Produce plc as non-executive directors.

Partner 1 served on the Board from November 28, 2006 to March 31, 2020 and had resigned before this listing was contemplated. Partner 2 served on the Board from October 12, 2012 to January 5, 2021. He served as Chair of the Audit Committee from May 31, 2018 until his retirement from the Board.

Both partners have pension arrangements with KPMG Ireland which are permissible under local independence rules but, as they are not fully funded arrangements, are not permissible under Regulation S-X, Rule, 2-01(c)(2)(iii). Upon identifying this matter the Board of Directors of Total Produce Plc met on November 30, 2020 to approve the resignation of Partner 2 and released a press release on December 1, 2020 indicating that Partner 2 would be retiring as of the end of the financial year. Partner 2 undertook no duties post December 18, 2020 but remained on the board until January 5, 2021.

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In evaluating these matters, the Audit Committee considered the factors listed below:

•

These services and employment relationships were not prohibited by local independence rules and the IESBA independence rules applicable to KPMG’s relationship with Total Produce as auditors at the time the services were commenced and during the service periods.

•

None of the deliverables under the services will be subject to the PCAOB audit procedures performed by KPMG as part of the Total Produce audit, and the services have no impact on the internal control over financial reporting of Total Produce. Additionally, none of the professionals who provided the impermissible services were or will be members of the KPMG audit engagement team with respect to the audits of the consolidated financial statements of Total Produce.

•

Three of the four services noted above were completed prior to the contemplated transaction, and action was taken by KPMG Ireland to terminate the fourth (the corporate secretarial work) as soon as possible after it was identified.

•

The aggregate fees paid to the KPMG member firms by the Total Produce plc affiliates for the non-audit services in 2020 related to these services were $ 89,000. These fees were insignificant (less than four percent) in relation to the Total Produce plc 2020 worldwide audit fee and are also insignificant to the business of the relevant KPMG member firms providing the services as well as to Total Produce plc.

•

Partner 1 and Partner 2 both retired from their roles on the Board of Total Produce plc during 2020 and early 2021, before the PCAOB audits of the financial statements as of and for the fiscal year ended December 31, 2020 commenced. As such, they did not participate in the approval of the financial statements under the Standards of the PCAOB as of and for the fiscal year ended December 31, 2020.

•

The pension entitlements of the former partners were set at the date each retired from KPMG Ireland and are in fixed amount. The pensions entitlements are not variable in any way and do not reflect the performance of KPMG Ireland after retirement date.

Notwithstanding the matters noted above with respect to the SEC and PCAOB auditor independence rules, KPMG informed the Audit Committee that, after considering all the facts and circumstances and the impact that these matters may have had on KPMG’s objectivity and impartiality with respect to their audits of the consolidated financial statements as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, it believes it was and is capable of exercising objective and impartial judgment on all issues encompassed within the conduct of its audits of our consolidated financial statements.

The Board also reviewed and considered the impact that these matters had on KPMG’s objectivity and impartiality with respect to their audits of the consolidated financial statements as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020 appearing in this Prospectus and Registration Statement under the applicable SEC and PCAOB independence rules. After considering all of the facts and circumstances, the Board also concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired. Furthermore, the Board concluded that a reasonable investor with knowledge of all relevant facts and circumstances would also conclude that KPMG was and is capable of exercising objective and impartial judgment on all issues encompassed within its audit engagement.

The provision of corporate secretarial services ceased in early 2021 and Partner 2 resigned on January 5, 2021. Accordingly, as the matters extended into 2021, the Board reviewed and considered the impact that these matters would have on KPMG’s objectivity and impartiality with respect to an audit of the consolidated financial statements as of December 31, 2021 and for the year ending

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December 31, 2021. After considering all of the facts and circumstances, and for the reasons set out above with respect to the fiscal year ended December 31, 2020, the Board also concluded that KPMG’s objectivity and ability to exercise impartial judgment would not be impaired. Furthermore, the Board concluded that a reasonable investor with knowledge of all relevant facts and circumstances would also conclude that KPMG would be and is capable of exercising objective and impartial judgment on all issues encompassed within such audit engagements.

The offices of KPMG are located at 1 Stokes Place, St. Stephen’s Green, Dublin 2, Ireland.

The consolidated financial statements of DFC Holdings as of December 31, 2020 and December 28, 2019, and for each of the years in the three-year period ended December 31, 2020 included in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of Ireland. Many of our directors and officers, and some of the experts named in this prospectus, are residents of Ireland or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States.

In addition, it may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. We have been advised by Arthur Cox LLP, our Irish counsel, that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters.

The following requirements must be met before a judgment of a U.S. court will be deemed to be enforceable in Ireland:

•	the judgment must be for a definite sum;

•	the judgment must be final and conclusive; and

•	the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse enforcement if the U.S. judgment was obtained by fraud, if the judgment violates Irish public policy, if the judgment is in breach of natural or constitutional justice or if it is irreconcilable with an earlier foreign judgment. There is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ordinary shares offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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Index to Consolidated Financial Statements

Total Produce plc

DFC Holdings, LLC

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Total Produce plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Total Produce plc and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, cash flows, and shareholders’ equity, for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Valuation of Goodwill

As discussed in Note 18 to the consolidated financial statements, at 31 December 2020, the Company’s goodwill was $234.2 million. As discussed in Note 2, goodwill is tested at least annually for impairment, at the reporting unit level. The Company measured the fair value of goodwill using the

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income or market approach, or a combination thereof. We identified the valuation of goodwill as a critical audit matter. Subjective auditor judgement and specialized skills and knowledge was required in assessing the assumptions used in the valuation models. The valuation of goodwill is sensitive to differences between estimated and actual cashflows and changes in discount rates. Specifically forecasted revenue, earnings margin and long-term growth rates were judgmental to test as they are affected by expectations about future market or economic conditions, which can vary significantly and are dependent on market forces and events outside of the Company’s control.

The following are the primary procedures we performed to address this critical audit matter:

•

We involved valuation professionals with specialized skills and knowledge, who assisted in assessing the appropriateness of the discount rates applied for each reporting unit by comparing the assumptions used to develop the discount rates to externally derived data of comparable entities;

•

We challenged the reasonableness of the long-term economic growth rate applied for each reporting unit by comparing the Company’s assumptions to externally derived data, and the reporting units’ historically achieved growth rates;

•	We assessed the Company’s ability to accurately forecast revenues and earnings margin by comparing historical forecasted revenues and earnings margin for the Company to actual results; and

•

We performed sensitivity analysis over the Company’s key assumptions used to measure the fair value of goodwill to assess the impact of changes in those assumptions on the Company’s determination of fair value.

/s/ KPMG

We have served as the Company’s auditor since 2006.

Dublin, Ireland

28 April 2021

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CONSOLIDATED BALANCE SHEETS

	December 31, 2020	December 31, 2019
	(U.S. Dollars and shares in thousands)
ASSETS
Current Assets
Cash and cash equivalents	160,503	129,577
Trade receivables, net of allowances of $10,122 and $5,661, respectively	361,721	359,596
Other receivables, net of allowances of $8,448 and $6,312, respectively	47,486	54,918
Inventories	141,179	114,679
Prepaid expenses and other current assets	19,506	18,780

Total current assets	730,395	677,550

Other investments	406	3,077
Investments in equity method investments	458,557	429,175
Property, plant and equipment, net of accumulated depreciation of $160,111 and $131,031, respectively	219,665	188,578
Goodwill	234,161	221,102
Intangible assets, net of accumulated amortization of $121,721 and $104,502, respectively	65,634	78,576
Right of use assets—operating leases	140,212	128,961
Deferred tax assets	6,682	4,728
Other noncurrent receivables	30,090	28,108

Total assets	1,885,802	1,759,855

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31, 2020	December 31, 2019
	(U.S. Dollars and shares in thousands)
Current liabilities
Accounts payable and accrued liabilities	622,717	530,013
Bank overdraft	11,243	10,657
Current maturities of debt and finance leases	20,748	86,493
Current maturities of operating leases	21,910	22,250
Defined benefit plan liability	5,787	5,511
Income tax payable	2,589	2,428
Short-term contingent consideration	4,912	8,862
Total current liabilities	689,906	666,214
Long-term debt and finance leases, less current maturities	314,840	282,208
Long-term operating leases, less current maturities	122,225	110,736
Employee benefits	23,607	13,260
Deferred income tax liabilities	22,451	16,411
Long-term contingent consideration	5,786	7,805
Other noncurrent liabilities	18,755	18,337
Total liabilities	1,197,570	1,114,971
Commitments and contingent liabilities (see note 25)
Redeemable noncontrolling interests	30,317	30,891
Shareholders’ equity:
Ordinary shares €0.01 par value; 1,000,000,000 shares authorized, 410,724,962 and 410,524,962 issued and outstanding as of December 31, 2020 and December 31, 2019 respectively	4,865	4,863
Additional paid-in capital	198,232	202,619
Accumulated retained earnings	460,715	418,923
Accumulated other comprehensive loss	(128,803)	(131,604)
Total equity attributable to Total Produce plc.	535,009	494,801
Equity attributable to noncontrolling interests	122,906	119,192
Total equity	657,915	613,993
Total liabilities and equity	1,885,802	1,759,855

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands, except share data)
Revenue	4,345,939	4,166,799	4,392,593
Cost of sales	(4,012,348)	(3,864,313)	(4,067,180)
Gross profit	333,591	302,486	325,413
Selling, general and administrative expenses	(264,844)	(252,679)	(256,227)
Impairment loss of goodwill	—	—	(9,811)
Impairment loss of property, plant and equipment	(1,210)	—	—
(Loss) / gain on disposal of farming investment	—	(749)	17,355
Restructuring expense	—	(1,280)	(5,764)
Foreign currency gain from share placing	—	—	14,771

Operating income	67,537	47,778	85,737

Interest income	2,604	3,077	4,364
Interest expense	(10,523)	(12,042)	(13,829)
Other (expense)/income, net	(515)	3,943	1,057
Income before income taxes and income from investments accounted for under the equity method	59,103	42,756	77,329

Income tax expense	(18,130)	(10,312)	(19,854)
Equity in net earnings of investments accounted for under the equity method	30,279	36,943	363
Net income	71,252	69,387	57,838
Less net income attributable to noncontrolling interests	(18,764)	(14,327)	(21,224)
Net income attributable to Total Produce plc	52,488	55,060	36,614

Net income per ordinary share attributable to Total Produce plc.—Basic (in USD cents per share)	13.51	14.17	9.59
Net income per ordinary share attributable to Total Produce plc.—Diluted (in USD cents per share)	13.49	14.14	9.56
Weighted average shares outstanding—Basic (in thousands)	388,560	388,478	381,890
Weighted average shares outstanding—Diluted (in thousands)	389,143	389,295	383,147

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Net income	71,252	69,387	57,838
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	21,876	(5,232)	(40,091)
Remeasurement (loss)/gain on employee benefit schemes	(12,624)	(6,265)	10,920
Share of unconsolidated affiliates effective portion of cash flow hedges	(2,705)	—	—
Total other comprehensive income (loss)	6,547	(11,497)	(29,171)
Comprehensive income	77,799	57,890	28,667
Less: Comprehensive income attributable to noncontrolling interests	(22,510)	(14,120)	(17,786)
Comprehensive income attributable to Total Produce Plc	55,289	43,770	10,881

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars In thousands)
Operating Activities
Net income	71,252	69,387	57,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,182	34,409	34,023
Non-cash leasing expense	(78)	2,409	—
Goodwill impairment	—	—	9,811
Property, plant and equipment impairment	1,210	—	—
Income from equity method investments	(30,279)	(36,943)	(363)
Deferred tax expense	(698)	(7,966)	2,354
Fair value movement on contingent consideration	519	(228)	(4,764)
Pension and other postretirement benefit plan expense net of contributions paid	(3,620)	(3,760)	(3,070)
Loss / (gain) on disposal of farming investment	—	749	(17,355)
Dividends received from investees	12,906	11,901	12,854
Other	(481)	(3,257)	(4,971)
Changes in operating assets and liabilities:
Receivables, net of allowances	32,578	29,712	(29,495)
Inventories	(18,027)	(6,213)	387
Accounts payable and accrued expenses	43,109	(14,951)	8,423
Cash flow provided by operating activities	144,573	75,249	65,672

Investing Activities
Proceeds from sales of property, plant and equipment	891	758	939
Proceeds from disposal of equity investments	4,362	11,564	6,924
Cash paid for capital expenditure	(23,202)	(26,971)	(35,721)
Purchase of businesses, net of cash acquired	298	(4,888)	1,576
Payment of contingent consideration	(7,729)	(12,405)	(8,259)
Investments in unconsolidated companies	537	(8,151)	(293,996)
Other	(753)	(1,891)	(227)
Cash flow used in investing activities	(25,596)	(41,984)	(328,764)

Financing Activities
Proceeds from long-term debt	302,450	386,257	512,146
Repayment of long-term debt	(361,057)	(372,297)	(388,596)
Lease repayments on finance leases	(2,844)	(990)	(802)
Proceeds from issue of share capital, net	153	75	174,432
Dividends paid	(11,875)	(14,919)	(15,208)
Dividends paid to noncontrolling interests	(23,349)	(17,938)	(12,414)
Acquisition of non-controlling interests subject to put options	(4,062)	—	—
Other	—	—	153

Cash flow (used in)/provided by financing activities	(100,584)	(19,812)	269,711
Effect of foreign currency exchange rate changes on cash	12,533	(957)	(9,634)
Increase (decrease) in cash and cash equivalents	30,926	12,496	(3,015)
Cash and cash equivalents at beginning of period	129,577	117,081	120,096
Cash and cash equivalents at end of period	160,503	129,577	117,081

Supplemental cash flow disclosures:
Cash paid for income taxes	(19,313)	(16,931)	(15,730)
Cash paid for interest on borrowings	(10,859)	(10,682)	(11,098)

Non-cash financing and investing activities:
Right-of-use assets obtained in exchange for new operating lease obligations	20,978	16,628	—
Purchases of assets under financing lease obligations	9,892	644	801

The accompanying notes are an integral part of these Consolidated Financial Statements

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CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. Dollars in thousands)

	Ordinary Shares	Additional Paid-In Capital	Accumulated Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Equity Attributable to Total Produce plc	Non-controlling interest	Total Shareholders’ Equity
Balance at January 1, 2018	4,113	27,245	352,898	(94,582)	289,674	103,292	392,966
Net income	—	—	36,614	—	36,614	21,224	57,838
Other comprehensive income /(loss), net of tax	—	—	—	(25,733)	(25,733)	(3,438)	(29,171)

Transactions with shareholders
New shares issued	749	173,683	—	—	174,432	—	174,432
Exercise of stock options	—	656	—	—	656	—	656
Dividends paid	—	—	(15,208)	—	(15,208)	(12,536)	(27,744)
Share of repayment of Dole receivable to affiliates	—	—	16,428	—	16,428	—	16,428
Acquisition of non-controlling interest	—	—	(457)	—	(457)	(852)	(1,309)
Disposal of shareholding to noncontrolling interest	—	—	13	—	13	324	337
Contribution by non-controlling interest	—	—	—	—	—	153	153
Noncontrolling interest arising on acquisition of subsidiaries	—	—	—	—	—	2,727	2,727
Redeemable non-controlling interest	—	5,534	—	—	5,534	(9,292)	(3,758)
Balance at December 31, 2018	4,862	207,118	390,288	(120,315)	481,953	101,602	583,555
Net income	—	—	55,060	—	55,060	14,327	69,387
Other comprehensive income / (loss), net of tax	—	—	—	(11,290)	(11,290)	(207)	(11,497)
Cumulative effect adjustment of ASC 842 related to leases	—	—	(1,274)	1	(1,273)	—	(1,273)

Transactions with shareholders
New shares issued	1	51	22	—	74	—	74
Exercise of stock options	—	122	—	—	122	—	122
Dividends paid	—	—	(14,919)	—	(14,919)	(17,938)	(32,857)
Share of repayment of Dole receivable to affiliates	—	—	(8,854)	—	(8,854)	—	(8,854)
Acquisition of noncontrolling interest	—	—	(1,400)	—	(1,400)	(619)	(2,019)
Disposal of shareholding to noncontrolling interest	—	—	—	—	—	135	135
Non-controlling interest arising on acquisition of subsidiaries	—	—	—	—	—	1,071	1,071
Redeemable non-controlling interest	—	(4,672)	—	—	(4,672)	20,821	16,149
Balance at December 31, 2019	4,863	202,619	418,923	(131,604)	494,801	119,192	613,993
Net income	—	—	52,488	—	52,488	18,764	71,252
Other comprehensive income / (loss), net of tax	—	—	—	2,801	2,801	3,746	6,547
Transactions with shareholders
New shares issued	2	104	47	—	153	—	153
Exercise of stock options	—	(130)	—	—	(130)	—	(130)
Dividends paid	—	—	(11,875)	—	(11,875)	(23,349)	(35,224)
Share of repayment of Dole receivable to affiliates	—	—	787	—	787	—	787
Acquisition of non-controlling interest	—	—	(84)	—	(84)	(1,050)	(1,134)
Disposal of shareholding to noncontrolling interest	—	—	51	—	51	273	324
Non-controlling interest arising on acquisition of subsidiaries	—	—	—	—	—	2,195	2,195
Redeemable non-controlling interest	—	(4,361)	378	—	(3,983)	3,135	(848)
Balance at December 31, 2020	4,865	198,232	460,715	(128,803)	535,009	122,906	657,915

The accompanying notes are an integral part of these Consolidated Financial Statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

Total Produce plc (the “Company”) is a company tax resident and incorporated in Ireland. Operating from 30 countries primarily across Europe, North America and South America. Total Produce and its subsidiaries (together “Total Produce” or the “Group”) is involved in the growing, sourcing, importing, packaging, marketing and distribution of an extensive selection of fresh fruits, vegetables and flowers, serving the retail, wholesale and foodservice sectors. References in this Report to “we,” “our” and “us” refer to Total Produce plc and its subsidiaries, unless the context indicates otherwise.

The principal accounting policies that have been applied to the consolidated financial statements are described in note 2.

2. Basis of Preparation and Summary of Significant Accounting Policies

Basis of Preparation

The consolidated financial statements herein are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). In the opinion of management, the consolidated financial statements of the Group as of December 31, 2019 and 2020 and for each of the years in the three-year period ended December 31, 2020, include all adjustments necessary, which are of a normal recurring nature, to present fairly the Group’s financial position, results of operations and cash flows.

Our consolidated financial statements are presented in U.S. Dollars.

Principles of Consolidation

We consolidate all companies in which we have direct and indirect legal or effective control and all Variable Interest Entities (“VIEs”) for which we have determined that we are the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. We use judgement when determining (i) whether an entity is a VIE; (ii) who are the variable interest holders; (iii) the elements and degree of control that each variable interest holder has; and (iv) ultimately which party is the PB.

When determining which party is the PB, we perform an analysis which considers (i) the design of the VIE; (ii) the capital structure of the VIE; (iii) the contractual relationship between the variable interest holders; (iv) the nature of the VIE’s operations; and (v) the purpose and interest of all parties involved including related parties. While we consider these factors, our conclusions about whether to consolidate ultimately depends on the breadth of our decision making-making ability and our ability to influence activities that significantly affect the economic performance of the VIE. We continually re-evaluate whether we are the PB for VIE’s in which we hold a variable interest. We have three VIE’s two of which Dole Food Company (“Dole”) and Exportadora y Servicios El Parque (“El Parque”) in which we are not the PB in the arrangement. We equity account for our investment in both. In respect of the third VIE, Eurobanan Canarias S.A. (“EBC”), we are the PB and consolidate its results.

All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.

Unconsolidated investments where we have significant influence are reported using the equity method of accounting. Under the equity method of accounting, we recognize our share of earnings and

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losses based on our ownership percentage of such investments in equity in net earnings of investments accounted for under the equity method. Unrealized gains and income and expenses arising from transactions with equity method investments are eliminated to the extent of the Group’s interest in the equity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that they do not provide evidence of impairment. In accordance with ASU 2016-15 Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, our policy is to classify dividends from equity method investees within operating activities in our statement of cashflows as a return on investment, unless the investor’s cumulative distributions received less distributions received in prior periods that were determined to be returns of investment exceed cumulative equity in earnings recognized by us. When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and classified as cash inflows from investing activities

All material equity method investments have either coterminous financial year ends, or accounting year ends within three months of that of the Group. In the case of the latter, appropriate adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Group’s consolidated financial statements. Where appropriate, the accounting policies of equity method investments have been changed to ensure consistency with the policies adopted by the Group.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes.

Estimates and assumptions include, but are not limited to, the areas of: defined benefit pension obligations; impairment of goodwill; valuation of intangible assets; uncertainty in income taxes; determination of control and evaluation of VIE considerations; measurement of contingent consideration, measurement and classification of noncontrolling interest containing put and call options; deferred tax asset valuation allowances; measurement of expected credit loss for trade and other receivables; and measurement of right of use assets and lease liabilities. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and call deposits, including bank deposits of less than three months maturity on acquisition.

Trade and Other Receivables

We adopted ASC 326 Financial Instruments—Credit Losses (“ASC 326”) effective January 1, 2020 using the modified retrospective approach. The comparative periods continue to be presented under the then-applicable accounting policy.

2020 Accounting Policy

Trade receivables less allowances are recognized in our accompanying Consolidated Balance Sheets at net realizable value, which approximates fair value.

Included in other receivables are Grower and supplier loans. The Group makes advances to third-party growers for various farming needs. Grower and supplier advances are stated at the gross advance amount less allowances for potentially uncollectible balances.

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Our allowance for credit losses on trade and other receivables will reflect our estimate of credit losses over the remaining expected life of the asset. Expected credit losses for newly recognized trade and other receivables, as well as changes to expected credit losses during the period, will be recognized in earnings and classified within cost of sales for grower and supplier loans receivable, and selling, general and administrative expenses for trade accounts receivable. These expected credit losses will be measured based on historical loss data, current conditions and forecasts that affect the collectability of the reported amount. Write-off of accounts receivable is performed only when all collection efforts have been exhausted without success.

Previous accounting policy prior to adoption of ASC 326

Trade receivables less allowances are recognized in our accompanying Consolidated Balance Sheets at net realizable value, which approximates fair value. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and customers’ credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience, specific customer collection issues that we have identified, and the aging of the trade receivables based on contractual terms.

Write-off of accounts receivable is performed only when all collection efforts have been exhausted without success.

Included in other receivables are Grower and Supplier loans. The Group makes advances to third-party growers for various farming needs. Some of these advances are secured with crop harvests, property or other collateral owned by the growers. The Group monitors these receivables on a regular basis and records an allowance for these grower receivables based on estimates of the growers’ ability to repay advances, the historical loss experience, and the fair value of the collateral if appropriate. Grower and supplier advances are stated at the gross advance amount less allowances for potentially uncollectible balances.

Allowances are recorded and charged to cost of sales for grower and supplier loans receivable and selling, general and administrative expenses for trade accounts receivable respectively when an account is deemed to be uncollectible. Recoveries of advances to growers and suppliers previously reserved in the allowance are credited to cost of sales and SG&A for grower and supplier loans receivable and accounts receivable respectively.

Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in, first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

The Group incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning, and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. These costs are recognized into cost of products sold during each harvest period. The deferred growing costs included in inventories in our Consolidated Balance Sheets consist primarily of land preparation, cultivation, irrigation and fertilization costs. Due to the nature of the products sold by the Group no provision for obsolete inventories is required against the value of inventories held.

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Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment (if any). Depreciation is computed using the straight-line method over the estimated useful lives of these assets as set out below:

•	Freehold buildings: 30-50 years;

•	Plant and equipment: 5-15 years;

•	IT equipment: 3-5 years;

•	Motor vehicles: 5 years; and

•	Bearer plants: 1-30 years;

•	Software: 3–8 years

The residual value of assets, if not insignificant, and the useful life of assets are reassessed annually. Gains and losses on disposals of property, plant and equipment are recognized on the completion of sale. Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount and are included in operating profit in accordance with the guidance in ASC 610.

Expenditure incurred to replace a component of property, plant and equipment that is accounted for separately is capitalized. Other subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure, including repairs and maintenance costs, is recognized in the statement of operations as an expense as incurred. Borrowing costs incurred in the construction of major assets which take a substantial period of time to complete are capitalized in the financial period in which they are incurred.

Costs incurred on the acquisition of computer software and software licenses are capitalized. Other costs directly associated with developing and maintaining computer software programs are capitalized once the recognition criteria set out in ASC 350-40 are met. Computer software is depreciated over periods of between three to eight years using the straight-line method.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Fair value is measured by either determining the estimated undiscounted future cash flows directly associated with the asset and is compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to discounted expected future cash flows or comparable market values, depending on the nature of the asset. We recognized an impairment of $1,210,000 for property, plant and equipment for the year ended December 31, 2020. We did not recognize any impairment charges for property, plant and equipment for the years ended December 31, 2019 or 2018.

Goodwill and Intangible Assets

Goodwill represents amounts arising on the acquisition of subsidiaries or equity-accounted affiliates as a result of the fair value of consideration transferred exceeding the fair value of net identifiable assets and liabilities assumed in a business combination. Goodwill is allocated to reporting units and is not amortized but is tested annually for impairment at a consistent time each financial year and more frequently when events or changes in circumstance indicate that it may be impaired.

During the annual goodwill impairment test performed, we assessed qualitative and quantitative factors to determine whether it was more likely than not that the fair value of each reporting unit was less than it’s carrying value. Qualitative factors include industry and market considerations, overall

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financial performance, and other relevant events and factors affecting the reporting unit. Quantitative factors include forecasted revenue and margin and determination of recoverable amount. Based on the results of the qualitative impairment test for 2020, we determined that it was not more likely than not that the fair value was less than the carrying value of our reporting units.

Our goodwill impairment charges are calculated as the amount by which the carrying amount of the reporting unit exceeds the reporting unit’s fair value. However, the impairment charge recognized cannot exceed the total amount of goodwill allocated to that reporting unit. Goodwill is stated at the amount originally recognized less any impairment losses. In respect of equity-accounted affiliates, the carrying amount of goodwill is included in the carrying amount of the investment.

Where goodwill forms part of a reporting unit and part of the operations within that unit is disposed of and, the operations being disposed constitute a business, the goodwill associated with the business disposed of is included in the carrying amount of the business when determining the gain or loss on its disposal. Goodwill disposed of in this circumstance is measured on the basis of the relative fair values of the business disposed of and the portion of the reporting unit retained.

Intangible assets acquired as part of a business combination are valued at their fair value at the date of acquisition. These include customer relationships, supplier relationships and brands. Intangible assets are amortized to the statement of operations on a straight-line basis over the period of their expected useful lives as follows:

•	Customer relationships: 3-15 years;

•	Supplier relationships: 3-15 years; and,

•	Brands: 10-15 years.

We did not recognize any impairment charges for goodwill or intangible assets for the years ended December 31, 2020 and December 31, 2019. An impairment charge of $9,811,000 was recognized in the year ended December 31, 2018 in respect of the Group’s fresh produce business in the Netherlands.

Borrowings

Long-term debt is carried at the principal amount borrowed, including unamortized discounts and premiums, fair value adjustments and debt issuance costs, where applicable. We amortize the amount of discounts, premiums and fair value adjustments over the period the debt is outstanding using the effective interest method. The costs we incur for issuing debt are capitalized and amortized as an increase to interest expense over the life of the debt using the effective interest method.

Lease Liabilities and Right of Use Assets

Leases where we are the lessee—accounting policy from January 1, 2019

As of the first day of our 2019 fiscal year beginning January 1, 2019, we adopted ASU No. 2016-02, “Leases (Topic 842),” which requires leases with durations greater than twelve months to be recognized on the balance sheet, using the modified retrospective approach. Prior year consolidated financial statements were not adjusted, and therefore information for periods prior to fiscal year 2019 is presented in accordance with the previous accounting standard. We elected to avail of the package of transition provisions available for expired or existing contracts, which allowed us to carryforward our historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. The Group has availed of the practical expedient not to separate lease components from any associated non-lease components for leases of plant and equipment and motor vehicles.

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A lease is defined as a contract that conveys the right to use an asset for a period of time in exchange for consideration. We lease property, plant, equipment and motor vehicles under finance and operating leases. We evaluate our leases at inception or at any subsequent modification and classify them as either finance or operating leases. For leases with terms greater than 12 months, we recognize a related asset (“right-of-use asset”) and obligation (“lease liability”) on the lease commencement date, calculated as the present value of lease payments over the lease term.

The lease liability is initially measured as the present value of the lease payments to be made over the term of the lease, discounted using the rate implicit in the lease or, where this is not available, the Group’s incremental borrowing rate. Lease payments include fixed and variable lease payments, and amounts expected to be paid under residual value guarantees. Variable lease payments are those made for the right to use the underlying asset that vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time. Subsequent changes in lease payments that vary with an index or rate are recognized as incurred and do not form part of the variable lease payment within the lease liability. Lease payments also include the exercise price of a purchase option where the Group is reasonably certain that they will exercise the option and also any termination costs associated with a lease where the lease term reflects the termination of the lease.

The right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The cost of the right of use asset includes the lease liability recognized, any initial direct costs, restoration costs and payments made on or before the lease commencement date less any lease incentives received. The right of use asset is depreciated on a straight-line basis over the lower of the lease term and the useful life of the asset. Where the lease contains a purchase option and the lessee is reasonably certain to exercise the purchase option the asset is depreciated over the useful life of the asset. Right of use assets are subject to impairment testing.

The Group has applied judgment in determining the lease term for leases where they are the lessee and the lease contract contains renewal and/or termination options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term which in turn impacts the right of use asset and lease liability to be recognized.

For finance leases, we recognize interest expense and amortization of the right-of-use asset, and for operating leases, we recognize lease expense on a straight-line basis over the lease term.

See note 21 for more information.

Leases where we are the lessor—accounting policy from January 1, 2019

At inception or modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset. If an arrangement contains lease and non-lease components, then the Group applies ASC 606 to allocate the consideration in the contract.

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The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of Other (expense)/income, net.

Leases where we are the lessee—accounting policy until December 31, 2018

Finance leases

Leases of property, plant and equipment, where the Group retains substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased item and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant interest charge on the finance balance outstanding.

The corresponding rental obligations, net of finance charges, are included in interest bearing loans and borrowings, allocated between current and non-current as appropriate. The interest element of the finance cost is charged to the statement of operations over the lease period. Assets held under finance leases are depreciated over the shorter of their expected useful lives or the lease term, taking into account the time period over which benefits from the leased assets are expected to accrue to the Group.

Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases, net of incentives received from the lessor, are charged to the statement of operations on a straight-line basis over the period of the lease. Income earned from operating leases is credited to the statement of operations when earned.

Leases where we are the lessor – accounting policy until December 31, 2018

Under the new standard, accounting for leases as a lessor is similar to the previous standard

For contracts entered into before January 1, 2019, the Group determined whether the arrangement was or contained a lease based on the assessment of whether:

•	Fulfilment of the arrangement was dependent on the use of a specific asset or assets; and

•	The arrangement had conveyed a right to use the asset if one of the following was met:

•	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

•	The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

•

Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

When the Group acted as a lessor, it determined at lease inception whether each lease was a finance lease or an operating lease.

To classify each lease, the Group made an overall assessment of whether the lease transferred substantially all of the risks and rewards incidental to ownership of the underlying assets. If this was the case, then the lease was a finance lease; if not, then it was an operating lease. As part of this assessment, the Group considered certain indicators such as whether the lease was for the major part of the economic life of the asset.

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Derivative Financial Instruments

Derivative financial instruments are used to reduce our exposure to adverse fluctuations in foreign exchange and interest rates. Foreign currency derivatives are entered into only when they match an existing foreign currency asset or liability, or where they are used to hedge a forecasted transaction. Interest rate swaps may be used to manage any interest rate risk in accordance with our risk management policies. Derivative financial instruments are not used for speculative purposes.

Derivative financial instruments are measured at fair value at each reporting date and the movement in fair value is recognized in the statement of operations unless they are designated in a hedge accounting relationship.

We account for derivative financial instruments in accordance with the guidance in ASC 815 Derivatives and Hedging (“ASC 815”) including the guidance in ASU 2017-12. ASC 815 requires us to recognize the value of derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated as a hedge and qualifies as part of a hedging relationship. None of our derivatives have been entered into hedge accounting relationships during the years ended December 31, 2020, December 31, 2019 and December 31, 2018.

For derivatives not in hedge accounting relationships, the earnings impact resulting from our derivative instruments is recorded in the same line item within the Consolidated Statements of Operations as the items being hedged from a financial risk management perspective. We also classify the cash flows from our derivative financial instruments in the same category as the items being hedged on our Consolidated Statements of Cash Flows based on the fact that our derivative financial instruments do not contain an other-than-insignificant financing element at inception. The fair values of derivatives used to hedge or modify our risks fluctuate over time.

We also enter a number of loans denominated in a foreign currency into hedges of a net investment in a foreign operation. Refer to “Foreign Currency” for our policy with respect to net investment hedges.

Employee Benefits

Using appropriate actuarial methods and assumptions, we evaluate defined benefit pension plans in accordance with the ASC 715 Compensation—Retirement Benefits. Our disclosures in respect of plan assets, investment strategies, major categories of plan assets, concentration of risks within plan assets and valuation techniques used to measure the fair value of plan assets are contained in note 22.

We account for share-based compensation expense consistent with ASC 718 Compensation—Stock Compensation (“ASC 718”). Our share-based payments are composed entirely of share-based compensation expense as all equity awards granted to employees and members of our Board of Directors, each of whom meets the definition of an employee under the provisions of the ASC are stock options. We use a binomial pricing model to estimate the fair value of stock options granted. We recognize share-based compensation expense over the requisite service period, which is generally the vesting period of each award. The employee share-option benefit in the Statement of Operations amounted to $130,000 in the year ended 31 December 2020 and the share option expense charge in the Statement of Operations amounted to $122,000 and $656,000 in the years ended 31 December 2019 and 2018 respectively.

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Revenue Recognition

Revenue is recognized as control of a good or service is transferred to a customer in the amount expected to be entitled at transfer. We record revenue based on the five-step model in accordance with ASC 606 Revenues from Contracts with Customers (“ASC 606”). We identify for our contracts with customers, the performance obligations within each contractual arrangement, determine the transaction price of that contract, allocate that price to each of the performance obligations based on observable stand-alone selling prices and recognize revenues when each performance obligation has been fulfilled. Due to the nature of our performance obligations and our contractual arrangements with our customers, there are no significant judgements involved in the measurement, timing and recognition of revenue arising from our application of ASC 606.

The Group’s principal revenue streams include: i) product revenue from the sale of fresh produce and ii) product revenue from the sale and distribution of health foods and consumer goods.

Product revenues are recognized at a point in time when control of the goods have been transferred to the customer, which can be on shipping or delivery depending on the terms of trade with that customer. Product revenues can include surcharges for warehousing, transportation, handling and palletization of product before shipment or delivery.

We avail of the election available under ASC 606 to account for shipping and handling costs that occur after the customer has obtained control of the product as fulfilment costs and not as performance obligations within the contractual arrangement. Such costs are reported within selling, general and administrative expenses.

For product revenues contracts with customers state the terms of the sale including net payment terms, the quantity, and the price of each product purchased. As a result, the contracts do not include a significant financing component. The transaction price for product is measured as the consideration that is expected to be received for the sale, net of variable consideration including provisions for returns, discounts, rebates and allowances and also excluding value added taxes. These provisions for variable consideration are estimated based on the expected amount to be provided to the customers, taking into account our experience with those customers, historical and expected trading and contractual terms. The estimated variable consideration is included in transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized would not occur when the uncertainties giving rise to the estimate crystallize.

Returns, discounts and rebates are recorded as a reduction to revenue. Estimated sales discounts are recorded in the period in which the related sale is recognized. Consideration given to customers for cooperative advertising is recognized at the terms agreed in advance and as a reduction of revenue except to the extent that there is a distinct good or services, in which case it is recorded as distribution expenses. Volume rebates are recognized as earned by the customer, based upon the contractual terms of the arrangement with the customer and, where applicable, the estimate of sales volume over the term of the arrangement. Estimates of variable consideration are reassessed at each reporting date and adjustments made as new information becomes available and actual sales volumes become known. Adjustments to these estimates have historically not been significant.

We have elected the practical expedient to expense incremental costs of obtaining a contract, if the contract period is for one year or less. These costs are included in selling, general and administrative expenses. We have no contract periods in excess of one year and so also utilize the following practical expedients: to not adjust the promised amount of consideration for the effects of a significant financing component due to the fact that the period between the transfer of the promised good or service to a customer and the customer payment is one year or less; and to omit disclosure of unsatisfied performance obligations as of each balance sheet date.

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Cost of Sales

Cost of products sold includes the cost of produce, packaging materials, labor, depreciation, overhead, transportation and other distribution costs, including handling costs incurred to deliver fresh produce or consumer products to customers.

Advertising and Promotional Costs

We expense advertising and promotional costs as incurred. Advertising and promotional costs, which are included in selling, general and administrative expenses, were $5,300,000 for 2020, $5,800,000 for 2019 and $6,300,000 for 2018.

Research and Development

Expenditure on research and development activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognized in the statement of operations as an expense as incurred. We did not incur any material research and development expense in the years ended December 31, 2020, 2019 and 2018.

Interest Income/Expense

Interest income comprises interest income on funds invested and other receivables like grower loans. It also includes dividends received from equity investments and amortization of premium on borrowings issued. Interest income is recognized as it accrues using the effective interest method. Dividends are recognized when received or entitlement to dividend is declared.

Interest expense comprises interest expense on borrowings, amortization of discount on borrowings, interest expense relating to ASC 842, unwinding of the discount on provisions, debt extinguishment costs and arrangement fees. All finance costs, other than borrowing costs incurred in the construction of major assets which are capitalized, are recognized in the statement of operations using the effective interest method. No such borrowing costs requiring capitalization arose during the periods presented.

Income Taxes

Deferred taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established. The potential for recovery of deferred tax assets is evaluated by considering taxable income in carryback years, existing taxable temporary differences, prudent and feasible tax planning strategies and estimating the future taxable profits.

We recognize the benefit of a tax position only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then

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assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that is recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon settlement. Income tax expenses includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

We present interest and penalties related to an underpayment of income taxes on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related income tax liability line in the consolidated balance sheet.

In respect of undistributed earnings for foreign subsidiaries, where those earnings are considered to be either indefinitely reinvested, or the earnings could be distributed tax free, no taxes have been provided thereon.

We release income tax effects from accumulated other comprehensive income/(losses) when the entire portfolio of the item giving rise to the tax effect is disposed of, liquidated, or terminated.

Earnings Per Share

Basic earnings per share is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period, excluding shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by dividing the profit for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding after adjustment for the effects of all ordinary shares and options with a dilutive effect.

Operating and Reportable Segments

Operating segments, defined as components of the Group that engage in business activities from which they may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (‘CODM’). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Directors of the Board. Our reportable segments are identified in note 5. All transactions between our reportable segments are at an arm’s length basis.

Foreign Currency and Net Investment Hedges

The functional currency of Total Produce plc is Euro and the reporting currency for the presentation of the consolidated financial statements is the U.S. dollar. Transactions in foreign currencies are translated into the functional currency of the entity at the foreign exchange rate ruling at the date of the transaction. Non-monetary assets carried at historic cost are not subsequently retranslated. Non-monetary assets carried at fair value are subsequently remeasured at the exchange rate at the date of valuation. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange movements arising on such translation are recognized in the statement of operations. Cost of Sales in the accompanying Consolidated Statements of Operations includes a net foreign exchange loss of $0.2 million for 2020, $0.2 million for 2019, and a gain of $0.1 million for 2018. These amounts include the effect of foreign currency remeasurement and realized foreign currency transaction gains and losses.

Net investment hedges are used in connection with foreign currency denominated operations. Assets and liabilities of foreign currency denominated operations, including goodwill and fair value

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adjustments arising on consolidation, are translated to Euro at the foreign exchange rates ruling at the reporting date.

The income and expenses of foreign currency denominated operations are translated to the functional currency of their parent at the average exchange rate for the year. Foreign exchange movements arising on translation of the net investment in a foreign operation, including those arising on long-term intra-Group loans deemed to be quasi equity in nature, are recognized directly in other comprehensive income, in the currency translation reserve. The portion of exchange gains or losses on foreign currency borrowings used to provide a hedge against a net investment in a foreign operation that is designated as a hedge of those investments is recognized directly in other comprehensive income to the extent that they are determined to be effective. Hedge accounting for net investment hedges are discontinued prospectively when the net investment hedging relationship no longer meets the prospective effectiveness test. If the net investment hedge is no longer effective, any amounts not yet recognized in the Consolidated Statement of Operations remain in currency translation reserve until the net investment is sold, substantially or completely liquidated.

Business Combinations

We account for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill. Transaction costs related to business combinations are expensed as incurred.

Determining the fair value of assets acquired and liabilities assumed and the allocation of the purchase price requires management to use significant judgment and estimates, especially with respect to intangible assets. Estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, estimates of future revenue and cash flows, expected long-term market growth, future expected operating expenses, costs of capital and appropriate discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, we may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, which could last up to one year after the transaction date, all adjustments are recorded in the consolidated statements of operations and comprehensive loss.

The noncontrolling interests (“NCI”) in acquired businesses are measured at fair value at the date of acquisition and are separately presented within shareholders’ equity, distinct from equity attributable to Total Produce plc. Each reporting period, net income/(loss) and comprehensive income/(loss) of the consolidated subsidiaries in which noncontrolling interests are held, are attributed to that noncontrolling interest based on their equity interest in each consolidated subsidiary.

Contingent consideration is defined in ASC 805 Business Combinations (“ASC 805”) as an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met. Contingent consideration is recognized and measured at fair value at the acquisition date. Any obligation of the Group to pay contingent consideration in connection with a business combination is classified as a liability where liability classification is required by ASC 480 Distinguishing liabilities from equity (“ASC 480”), otherwise it is classified as equity. Post-combination accounting for contingent consideration is impacted by its initial classification. Where it is classified as a liability, it is remeasured at each reporting date at fair value and any change is reported within

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earnings. Where equity classification has been followed, the contingent consideration is not remeasured subsequently and its settlement is accounted for within equity.

The Group made acquisitions in 2020 and 2019 with initial cash spend of $1,440,000 (2019: $7,467,000), deferred consideration of $Nil (2019: $127,000) with a further $139,000 (2019: $1,632,000) of contingent consideration payable dependent on the achievement of profit targets.

Redeemable Noncontrolling Interest

If a put option is held by a NCI in a subsidiary undertaking, whereby the holder of the put option can require the Group to acquire the NCI’s shareholding in the subsidiary at a future date, the Group examines the nature of such a put option to determine whether the put option is a separate financial instrument to, or embedded within, the NCI.

As our NCI containing put and call options contain exercise prices based on future EBIT/(DA) of the consolidated subsidiaries in question and meet the criteria for mezzanine classification they are classified as Redeemable noncontrolling interest as mezzanine equity. The embedded put and call features do not meet the criteria for bifurcation.

Both permanent and mezzanine classified NCI are measured at fair value on the acquisition date. Each reporting period we attribute net income and comprehensive income of a consolidated subsidiary to the controlling interest and NCI. When redemption of a mezzanine classified NCI becomes probable, the NCI is accreted to its redemption amount with the offset to retained earnings. We accrete these changes over the periods prior to the earliest redemption date, or recognize them immediately as they occur.

Fair Value Measurements

Fair value is measured in accordance with ASC 820, “Fair Value Measurements and Disclosures” that defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. We measure fair value for financial instruments, such as derivatives on an ongoing basis. We measure fair value for non-financial assets when a valuation is necessary, such as for impairment of long-lived and indefinite-lived assets when indicators of impairment exist.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Certain assets and liabilities, including long-lived assets, goodwill, property plant and equipment, and cost and equity investments, are measured at fair value on a nonrecurring basis using Level 3 inputs, which would primarily include the use of a discounted cash flow valuation approach.

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Contingencies

Estimated losses from contingencies are expensed if it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and the amount of the loss can be reasonably estimated. Gain contingencies are not reflected in the consolidated financial statements until realized. We use judgment in assessing whether a loss contingency is probable and estimable. Actual results could differ from these estimates.

3. New Accounting Pronouncements

New Accounting Pronouncements Adopted

In February 2020, the FASB issued ASU 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842) which provides additional guidance in respect of the measurement of current expected credit losses calculated in accordance with ASC 326. The guidance in ASU 326 immediately applicable and was applied in conjunction with FASB ASC Topic 326, which we adopted effective January 1, 2020.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Measurement of Credit Losses on Financial Instruments and subsequent amendments to the guidance, ASU 2018-19 in November 2018, ASU 2019-05 in May 2019 including codification improvements in Topic 326 in ASU 2019-04, issued in April 2019, ASU 2019-10 and ASU 2019-11 both issued in November 2019. This standard significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard replaces the previous “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost, generally resulting in the earlier recognition of credit losses in the consolidated financial statements. The amendment affects loans, debt securities, trade receivables, net investment in leases, off balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual right to receive cash.

We adopted this ASU along with the conforming subsequent amendments using the modified retrospective and their impact was not material and there was no adjustment to retained earnings as of the adoption date, January 1, 2020. In addition, at that date we also adopted the guidance in ASU 2020-03, Codification Improvements to Financial Instruments. This ASU contains a number of amendments to financial instruments in terms of updated disclosures, changes and clarifications to existing definitions and guidance in order to improve the understandability of the financial instrument guidance and was effective at the adoption of ASU 2016-13.

New Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU reduces the complexity in accounting for convertible debt and contracts in an entity’s own equity by limiting the accounting models used for convertible instruments. It is expected to result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. This ASU will not become effective for us until January 1, 2022 but can be adopted early from January 1, 2021. We are currently evaluating this ASU and the impact it may have on our consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides optional guidance to companies to ease the potential burden associated with transitioning away from reference rates that are expected to be discontinued. The new guidance provides optional expedients and exceptions to apply generally accepted accounting principles to contract modifications and hedging relationships, subject to certain criteria that reference LIBOR or another reference rate expected to be discontinued. Companies can adopt the ASU immediately, however the guidance will only be available through December 31, 2022. We are currently evaluating this ASU and the impact it may have on our consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.

The amendments in this update clarify certain interactions between the guidance to account for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323, and the guidance in Topic 815, which could change how an entity accounts for an equity security under the measurement alternative or a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with Topic 825, Financial Instruments.

This ASU will be effective for us beginning the first day of our 2021 fiscal year. We are evaluating the impact of the adoption of this ASU on our financial condition, results of operations and cash flows, and, as such, we are not able to estimate the effect the adoption of the new standard will have on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU introduces new guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction, and also provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax. The ASU also makes changes to the current guidance for making intraperiod allocations and determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting, among other changes. This ASU will be effective for us beginning the first day of our 2021 fiscal year, and the impact of adopting the new standard will not have a material impact on our consolidated financial statements.

4. Revenue

The following table presents the Group’s revenues split by revenue to third parties and revenue to equity accounted affiliates.

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Third party revenue	4,232,318	4,060,571	4,294,032
Sales to equity method investments	113,621	106,228	98,561
Total revenue	4,345,939	4,166,799	4,392,593

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

The Group’s revenues by primary revenue stream for the years ended December 31, 2020, 2019, and 2018 are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Fresh produce	4,180,845	4,026,291	4,233,954
Health foods and consumer goods	124,040	99,774	115,240
Third party freight	41,054	40,734	43,399
Total revenue	4,345,939	4,166,799	4,392,593

The following table presents the Group’s disaggregated revenue disclosures by channel for revenue for the years ended December 31, 2020, 2019, and 2018. Revenue by reportable segment for the same periods is disclosed in note 5.

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Retail	2,668,454	2,386,697	2,551,029
Wholesale	1,252,547	1,252,562	1,337,017
Food Service	311,317	421,312	405,986
Sales to equity method investments	113,621	106,228	98,561
Total revenue	4,345,939	4,166,799	4,392,593

5. Segments

ASC 280 Segment Reporting (“ASC 280”) sets out the requirements for disclosure of financial and descriptive information about the operating segments, products and the geographical areas in which the Group operates, as well as information on major customers.

In accordance with ASC 280, the Group’s reportable operating segments, based on how performance is assessed, and resources are allocated, are as follows:

•

Europe – Non-Eurozone: This reportable segment is an aggregation of six operating segments in the Czech Republic, Poland, Scandinavia and the United Kingdom. These segments have been aggregated as they all are primarily involved in the procurement, marketing and distribution of fresh produce and share other similar economic characteristics and operate in similar regulatory environments. Up to the middle of 2018, it also included a small healthfoods business that has been discontinued.

•

Europe – Eurozone: This reportable segment is an aggregation of thirteen operating segments principally in France, Ireland, Italy, the Netherlands, Brazil and Spain. These segments have been aggregated as they all are primarily involved in the procurement, marketing and distribution of fresh produce and some healthfoods and consumer goods products, and share other similar economic characteristics, transact in Euro and operate in the same regulatory environment. The Brazilian business is included in the Eurozone as it is a subsidiary of our Dutch businesses and a supplier to our operations in the Eurozone.

•

International: This segment is an aggregation of five operating segments in North America, one in South America and one in India. These segments have been aggregated as they all are primarily involved in the procurement, marketing and distribution of fresh produce and share other similar economic characteristics and operate in similar regulatory environments. They also primarily transact in U.S. Dollar.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

•

Dole: This operating segment represents the Group’s 45% interest in Dole. Dole is one of the world’s leading producers, marketers and distributors of fresh fruit and vegetables. It has an iconic brand and leading market positions and scale. It is one of the world’s largest producers of bananas and pineapples, and a leader in other fresh fruits, value added and fresh-packed vegetables and berries. In terms of market share, they hold the number one and three positions, respectively, for bananas in North America and Europe, and are number two and three, respectively, for pineapples in North America and Europe. They sell and distribute throughout a wide network in North America, Europe, Latin America, the Middle East and Africa.

Management uses Adjusted Revenue and Adjusted EBITDA to evaluate segment performance and allocate resources.

Adjusted Revenue is defined as revenue adjusted to include each segment’s share of revenue from investments accounted for under the equity method. Management uses Adjusted Revenue when evaluating performance of segments because of the significance of investments accounted for under the equity method to segments and the Group.

Adjusted EBITDA is reconciled below to income before income taxes and income from investments accounted for under the equity method by: (1) subtracting net interest charges (2) subtracting depreciation (3) subtracting intangible asset amortization charges (4) subtracting litigation and transaction related costs (5) adding or subtracting fair value movements on contingent consideration (6) subtracting impairment charges on goodwill, intangible assets and property, plant and equipment, (7) subtracting the net unrealized loss or adding the net unrealized gain on derivative instruments; (8) subtracting the net unrealized loss or adding the net unrealized gain on foreign denominated intercompany borrowings; (9) subtracting the net realized loss or adding the net realized gain on noncash settled foreign denominated intercompany borrowings; (10) subtracting restructuring charges or onerous contract costs; (11) subtracting the loss or adding the gain on asset sales for assets held-for-sale and actively marketed property; (12) subtracting financing charges and other debt related costs; (13) adding the gain or subtracting the loss on the sale of equity investments or other business interests and (14) subtracting the foreign currency gains relating to proceeds from share placings. It also includes the Group share of these items within equity method investments and the following items specific to its equity method investment in Dole (A) deducting costs of discontinued operations; (B) deducting vegetable recalls and related costs and (C) deducting costs that are directly related to the COVID-19 pandemic, and are as follows: (i) incremental to charges incurred prior to the outbreak, including incremental costs related to personal protective equipment and transportation, and direct costs due to lower production capacity from a plant shutdown, (ii) not expected to recur once the crisis has subsided and operations return to normal, and (iii) clearly separable from normal operations. Management uses Adjusted EBITDA when evaluating performance because it eliminates the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers.

Interest expense, interest income and income taxes are managed on a centralized basis. These items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision-Maker (‘CODM’).

Management does not use assets by segment to evaluate performance or allocate resources. Therefore, we do not disclose assets by segment.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Adjusted Revenue

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Europe—Non-Eurozone	1,706,802	1,655,456	1,745,184
Europe—Eurozone	1,920,902	1,856,334	2,063,019
International	1,475,309	1,420,721	1,384,970
Dole	2,098,529	2,012,591	815,734
Inter-segment revenue	(75,729)	(70,249)	(65,659)

Adjustments
Share of revenue of investments accounted for under the equity method(i)	(2,779,874)	(2,708,054)	(1,550,655)
Group revenue as reported in the consolidated statement of operations	4,345,939	4,166,799	4,392,593

(i)	After elimination of proportionate share of transactions between Group subsidiaries and investments accounted for under the equity method.

Adjusted EBITDA

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Europe—Non-Eurozone	60,628	57,826	62,828
Europe—Eurozone	43,513	31,460	42,754
International	30,680	25,470	25,267
Dole	114,117	112,873	20,894

Adjustments
Interest expense, net	(7,920)	(8,965)	(9,465)
Depreciation	(24,634)	(22,900)	(21,908)
Amortization of intangible assets	(11,548)	(11,509)	(12,115)
Litigation and transaction related costs	(396)	(198)	(4,197)
Net unrealized (loss)/gain on derivative financial instruments	(633)	(13)	428
Fair value movements on contingent consideration	(519)	228	2,551
Goodwill impairment	—	—	(9,811)
Impairment of property, plant and equipment	(1,210)	—	—
(Loss)/gain on disposal of farming investment	—	(749)	17,355
Restructuring charges	—	(1,280)	(5,764)
Foreign currency gain from share placing	—	—	14,771

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)

Items in earnings for equity method investments
Equity in net earnings of investments accounted for under the equity method	(30,279)	(36,943)	(363)
Group share of depreciation	(45,135)	(40,601)	(19,553)
Group share of income tax expense	(22,329)	(16,532)	(2,760)
Group share of amortization of acquisition related intangible assets	(2,895)	(3,012)	(3,163)
Group share of net gain/(loss) on asset sales/impairments	3,137	7,369	14
Group share of net unrealized (gain)/loss on derivative financial instruments	5,321	(5,185)	325
Group share of net gain/(loss) on foreign currency denominated intercompany borrowings	(8,977)	1,886	1,784
Group share of restructuring charges and onerous contract costs	(2,039)	(4,959)	(2,781)
Group share of costs associated with industry wide product recalls	—	(1,832)	(1,740)
Group share of transaction costs	(294)	(756)	—
Group share of COVID-19 costs	(4,854)	—	—
Group share of costs of discontinued operations	—	(1,114)	—
Group share of interest expense, net	(34,631)	(37,808)	(18,022)
Income before income taxes and income from investments accounted for under the equity method	59,103	42,756	77,329

Our acquisitions of property, plant and equipment, depreciation of property, plant and equipment, and amortization of intangible assets for the years ended December 31, 2020, 2019, and 2018 were as follows:

	Year ended December 31, 2020			Year ended December 31, 2019			Year ended December 31, 2018
	Acquisition of property, plant and equipment	Depreciation of property, plant and equipment	Amortization of intangible assets	Acquisition of property, plant and equipment	Depreciation of property, plant and equipment	Amortization of intangible assets	Acquisition of property, plant and equipment	Depreciation of property, plant and equipment	Amortization of intangible assets
Europe Non-Eurozone	27,901	12,959	3,338	11,403	12,141	2,973	17,716	11,427	3,332
Europe Eurozone	6,878	9,568	1,363	10,246	9,102	1,691	13,635	8,739	1,888
International	1,791	2,107	6,847	5,357	1,657	6,845	3,337	1,742	6,895
Total Group	36,570	24,634	11,548	27,006	22,900	11,509	34,688	21,908	12,115

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Country of Domicile and Geographic Disclosures

The Group had significant sales from our operations in the United States, Sweden, Spain, UK, Republic of Ireland, and the Netherlands, based on point of sale. Our revenue by country for years ended December 31, 2020, 2019 and 2018 were:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
United States	1,094,917	989,815	943,461
Sweden	645,067	604,651	646,790
Spain	628,444	605,605	676,987
UK	619,361	653,446	663,651
Republic of Ireland	424,918	391,983	412,317
Netherlands	381,970	416,052	512,619
Other	551,262	505,247	536,768
Total revenue	4,345,939	4,166,799	4,392,593

The Group had significant long-lived assets in the Sweden, UK, Spain, Republic of Ireland, Denmark and the United States. Long-lived assets are comprised of property, plant and equipment and right of use assets net of related accumulated depreciation. Our long-lived assets by country were:

	Year ended December 31, 2020	Year ended December 31, 2019
	(U.S. Dollars in thousands)
Sweden	74,239	54,752
Spain	50,759	46,700
UK	60,963	44,700
Republic of Ireland	38,825	37,549
Other	134,882	133,722
Total long-lived assets	359,668	317,423

6. Other (Expense)/Income, Net

Other income, net includes the following:

	Year ended December 31 2020	Year ended December 31 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Other income
Rental income	2,708	2,270	2,304
Gain/(loss) on contingent consideration	(519)	228	2,551
Other income	1,042	2,273	1,249
Subtotal—other income	3,231	4,771	6,104
Other components of net periodic benefit cost	(2,169)	(419)	(835)
Transaction related costs	(396)	(198)	(4,197)
Other expenses	(1,245)	(211)	(15)
Subtotal—other expense	(3,810)	(828)	(5,047)
Total other income/(expense), net	(579)	3,943	1,057

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

7. Interest Income And Expense

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Interest Income
Interest income	2,604	3,077	4,364
Total interest Income	2,604	3,077	4,364
Interest Expense
Interest expense on long term debt	(7,796)	(10,492)	(12,195)
Interest expense on finance lease liabilities	(114)	(58)	—
Interest expense on capital lease liabilities	—	—	(130)
Other interest expense	(2,613)	(1,492)	(1,504)
Total Interest Expense	(10,523)	(12,042)	(13,829)

8. Income Taxes

The following table presents income tax expenses by selected jurisdiction for each of the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Current tax (benefit)/expense
Ireland	262	(280)	492
United States	2,706	3,109	1,563
Foreign—excluding United States	15,860	15,449	15,445
Total current tax (benefit)/expense	18,828	18,278	17,500

Deferred tax (benefit)/expense
Ireland	185	566	421
United States	(298)	(1,948)	2,016
Foreign—excluding United States	(585)	(6,584)	(83)
Total deferred tax (benefit)/expense	(698)	(7,966)	2,354
Income tax expenses	18,130	10,312	19,854

Income before income taxes and income from investments accounted for under the equity method consisted of the following:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Ireland	2,852	2,597	15,128
United States	7,615	978	7,206
Foreign—excluding United States	48,636	39,181	54,995
	59,103	42,756	77,329

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

The differences between the reported income tax expense and income taxes computed at the Irish statutory tax rate of 12.5% for the years ended December 31, 2020, 2019 and 2018 are explained in the following reconciliation:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Income tax expense at the Irish statutory tax rate of 12.5%	7,388	5,345	9,666
Effects of
Nondeductible goodwill impairment	—	—	2,453
Difference in tax rates	8,247	1,908	4,018
Movement in valuation allowance	2,824	740	1,014
Tax exempt income	(248)	—	(1,546)
Expenses not deductible for income tax purposes	1,467	1,227	1,492
Changes in unrecognized tax benefits, net of indirect benefits	(648)	32	1,227
Contingent consideration adjustments	(329)	163	1,316
Changes in estimates made in respect of prior periods	(678)	821	427
Other items	107	76	(213)
Income tax expense	18,130	10,312	19,854

Deferred tax recognized directly in other comprehensive income:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Deferred tax benefit (expense) on remeasurement (loss)/gain on defined benefit plans	2,584	84	(763)
Total deferred tax benefit (expense) recognized in other comprehensive income	2,584	84	(763)

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Deferred tax recognized directly in retained earnings

On January 1, 2019, we recognized a benefit of $412,000 in retained earnings for the income tax effects of our adoption of ASC 842—Leases.

The following table provides details of the principal components of our deferred tax assets and liabilities as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Deferred tax assets:
Property, plant and equipment	996	924
Leases	583	413
Accounts payable and accrued liabilities	7,295	5,540
Employee benefits	4,153	1,955
Carry forward losses	18,548	15,573
Other	1,335	1,047
Total deferred tax assets	32,910	25,452
Valuation allowance	(16,395)	(12,091)
Offset against deferred tax liabilities	(9,833)	(8,633)
Total deferred tax assets, net	6,682	4,728

Deferred tax liabilities:
Intangible assets	18,982	20,660
Property, plant and equipment	3,863	2,039
Accounts payable and accrued liabilities	—	77
Leases	120	—
Other	222	1,284
Investments in equity method investments	9,097	982
Total deferred tax liabilities	32,284	25,042
Offset against deferred tax assets	(9,833)	(8,633)
Total deferred tax liabilities, net	22,451	16,409

At December 31, 2020, we had approximately $81,534,000 of operating and capital loss carryforwards expiring as follows (USD in thousands):

	Ireland	United States	Foreign - excluding United States	Total
2021	—	—	1,727	1,727
2022	—	—	—	—
2023	—	—	—	—
2024	—	—	108	108
2025	—	304	1,551	1,855
Indefinite	32,977	917	43,950	77,844
Total	32,977	1,221	47,336	81,534

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table presents the movement in the valuation allowance for each of the three years in the period ended December 31, 2020:

	Year ended December 31 2020	Year ended December 31 2019	Year ended December 31, 2018
	(U.S. Dollars In thousands)
Balance at January 1	12,091	11,577	11,091
Increase recognized in the income statement	4,509	1,437	1,201
Decrease recognized in the income statement	(1,685)	(697)	(187)
Translation adjustments	1,480	(226)	(528)
Balance at December 31	16,395	12,091	11,577

The valuation allowance increased by $2,824,000 in 2020 and by $740,000 in 2019. The increase in 2020 and 2019 relates primarily to valuation allowance on additional net operating loss and capital loss carryforwards. The 2020 increase includes an additional $3,622,000 valuation allowance on net operating loss carryforwards relating to one of our subsidiaries that we recognized because it is experiencing a downturn in its trading conditions that in 2020 we determined to be sustained.

No provision for income tax has been provided on undistributed earnings of our foreign subsidiaries because such earnings are indefinitely reinvested in the foreign operations or because such earnings can be repatriated in a tax-free manner. Cumulative unremitted earnings of overseas subsidiaries that are indefinitely reinvested totaled approximately $10,600,000 at December 31, 2020. In the event of a repatriation of those earnings in the form of dividends or otherwise, we may be liable for income taxes, subject to adjustment, if any, for foreign tax credits and foreign withholding taxes payable to foreign tax authorities. The Company estimates that approximately $500,000 of income taxes would be payable on the repatriation of the unremitted earnings to Ireland.

We recognize deferred tax assets on potential foreign tax credits expected to be generated by the repatriation of undistributed earnings only when the repatriation has occurred or is expected to occur in the foreseeable future.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) is as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
	(U.S. Dollars in thousands)
Balance at January 1	11,928	12,140
Increases due to tax positions taken in the current year	2,190	1,676
Decreases due to lapse of statute of limitations	(2,704)	(1,652)
Translation adjustments	1,285	(236)
Balance at December 31	12,699	11,928

The total of unrecognized tax benefits was $12,699,000 and $11,928,000 as of December 31, 2020 and 2019 respectively. If recognized, we estimate that our effective tax rate would be affected by additional income tax benefit of $6,089,000 and $6,024,000 for the years ended December 31, 2020 and 2019 respectively. We currently estimate that our unrecognized tax benefits will not change materially during the next twelve months. We recognized a liability for accrued interest and penalties of $2,019,000 and $2,032,000 for the years ended December 31, 2020 and 2019 respectively.

The tax years 2016 to 2020 remain subject to examination by taxing jurisdictions in Ireland, the United States, and the United Kingdom; the tax years 2015 to 2020 remain subject to examination by taxing jurisdictions in Sweden and Denmark.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

9. Earnings Per Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year, excluding shares purchased by the Company and held as treasury shares.

In November 2010, the Group purchased 22,000,000 of its own shares which are held as treasury shares. In respect of the shares that are held by the Group (treasury shares), all rights (including voting and dividend rights) are suspended until those shares are reissued and therefore they are not included in earnings per share calculations. Details relating to the purchase of the Group’s own shares in prior periods are outlined in Note 27.

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars and shares in thousands)
Profit for the year attributable to equity shareholders of the parent	52,488	55,060	36,614
Weighted average number of shares – basic (in thousands)	388,560	388,478	381,890
Basic earnings per share—cents	13.51	14.17	9.59

Diluted Earnings Per Share

Diluted earnings per share is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding after adjustment for the effects of all ordinary shares and options with a dilutive effect. We use the treasury stock method to calculate the dilutive effect of outstanding equity awards in the denominator for diluted EPS.

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars and shares in thousands)
Profit for the year attributable to equity shareholders of the parent	52,488	55,060	36,614
Weighted average number of shares	388,560	388,478	381,890
Effect of share options with a dilutive effect	583	817	1,257
Weighted average number of shares—diluted	389,143	389,295	383,147
Diluted earnings per share—cents	13.49	14.14	9.56

The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the year, during which the options were outstanding.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

10. Cash

Cash and cash equivalents comprise cash balances held for the purposes of meeting short-term cash commitments and call deposits, which are readily convertible to a known amount of cash within a short time frame of between one day and three months.

	December 31 2020	December 31 2019
	(U.S. Dollars in thousands)
Bank balances	160,434	111,537
Call deposits (demand balances)	69	18,040
Cash, cash equivalents	160,503	129,577

11. Trade Receivables

	December 31 2020	December 31 2019
	(U.S. Dollars in thousands)
Trade receivables due from third parties	350,349	347,704
Trade receivables due from equity accounted affiliates	21,494	17,553
Allowance for credit loss	(10,122)	(5,661)

Trade Receivables, net of allowance
Current	361,721	359,596

Movements in the trade receivables, allowance for credit losses are as follows.

	Year ended December 31 2020	Year ended December 31 2019	Year ended December 31 2018
	(U.S. Dollars in thousands)
Balance at January 1	(5,661)	(7,770)	(7,192)
Arising on acquisition of subsidiaries	(157)	(118)	(956)
Provision for receivables impairment—charged to selling, general and administrative expenses	(5,468)	(964)	(1,561)
Receivables written off as uncollectible	1,976	3,094	1,566
Foreign exchange	(812)	97	373
Balance at December 31	(10,122)	(5,661)	(7,770)

We adopted ASC 326 Financial Instruments—Credit Losses effective January 1, 2020, which did not have a material impact on the Group’s allowance for credit losses.

We manage the credit risk of a portion of our trade receivables through the use of non-recourse trade receivables arrangements with a total facility amount of $115,300,000. Under the terms of these agreements the Group has transferred substantially all of the credit risk of the trade receivables which are subject to these agreements. At December 31, 2020 trade receivables amounting to $57,600,000 million have been derecognized.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

12. Other Receivables

	December 31 2020	December 31 2019
	(U.S. Dollars in thousands)
Grower loans	30,677	35,242
Irish value added tax (“VAT”) receivables	837	758
Other VAT receivables	7,292	7,646
Other receivables	34,387	31,946
Other receivables due from equity accounted affiliates	12,831	13,746
Allowance for credit loss	(8,448)	(6,312)

Other Receivables, net of allowance
Current	47,486	54,918
Noncurrent	30,090	28,108

Movements in the other receivables allowance for credit loss are as follows.

	Year ended December 31 2020	Year ended December 31 2019	Year ended December 31 2018
	(U.S. Dollars in thousands)
Balance at January 1	(6,312)	(5,789)	(5,141)
Provision for receivables impairment—charged to selling, general and administrative expenses	(2,745)	(1,070)	(2,200)
Receivables written off as uncollectible	390	572	1,366
Reclassification	428	—	—
Foreign exchange	(209)	(25)	186
Balance at December 31	(8,448)	(6,312)	(5,789)

We adopted ASC 326 Financial Instruments—Credit Losses effective January 1, 2020, which did not have a material impact on the Group’s allowance for credit losses on other receivables. The comparative periods continue to be presented under the then-applicable accounting policy.

As a result, for our December 2019 amounts, allowances were calculated on the basis of losses incurred at this date of assessment. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience, specific customer collection issues that we have identified, and the aging of the trade receivables based on contractual terms.

For allowances calculated after January 1 2020, our allowance for credit losses on trade and other receivables will reflect our estimate of credit losses over the remaining expected life of the asset. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, will be recognized in earnings and classified within cost of sales. These expected credit losses will be measured based on historical loss data, current conditions and forecasts that affect the collectability of the reported amount. Write-off of accounts receivable is performed only when all collection efforts have been exhausted without success.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group has detailed procedures for monitoring and managing the credit risk related to its trade receivables based on experience, customers’ track records and historic default rates. Individual risk limits are generally set by customer, and risk is accepted above such limits only in defined circumstances. The utilization of credit limits is regularly monitored, and a significant element of the credit risk is covered by credit insurance. The impairment provision is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible, at which point the amount is considered irrecoverable and is written off directly against the trade receivable.

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The Group also makes advances to key suppliers, generally to secure produce in key categories. Advances made are generally interest- bearing and recovered through deduction from payments made in respect of produce delivered by the counterparty.

A rating system has been utilized in relation to other receivables.

Trade receivables are considered to be in default if repayment is not considered probable. Other receivables are considered to be in default if the receivable is not collected within the agreed terms.

The expected loss rates for other receivables are based on the repayment profiles of individual receivables over a three-year period and the corresponding historical credit losses that have been experienced in this period. The historical loss rates are adjusted to reflect current and forward-looking information available that affect the ability of the other receivable to repay the balance.

The following table details the aging of other receivables (non-current and current) including loans and advances to suppliers, and the related loss allowance:

	Gross 2020	Loss allowance 2020	Net 2020	Gross 2019	Loss allowance 2019	Net 2019
	(U.S. Dollars in thousands)
Not past due	65,807	(1,445)	64,362	67,393	—	67,393
Past due 0 – 30 days	844	(786)	58	627	—	627
Past due 31 – 90 days	167	(167)	—	252	—	252
Past due 91 – 180 days	291	(291)	—	952	(421)	531
Past due more than 180 days	6,084	(5,759)	325	6,368	(5,891)	477
Total	73,193	(8,448)	64,745	75,592	(6,312)	69,280

Non-trade receivables due from equity accounted affiliates

At December 31, 2020 and 2019, the Group had non-trade receivable balances due from its equity accounted affiliates of $12,831,000 and $13,746,000, respectively.

13. Inventories

	December 31 2020	December 31 2019
	(U.S. Dollars In thousands)
Inventories
Goods for resale	120,897	97,346
Consumables	16,731	12,886
Growing crops	3,551	4,447
Total	141,179	114,679

14. Prepayments And Other Assets

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Prepaid expenses	16,570	13,254
Income tax receivable	2,936	2,736
Other assets		2,790
Total prepayment and other assets	19,506	18,780

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

15. Investments In Unconsolidated Affiliates – Dole

On February 1,2018, the Group announced that it had entered into a binding agreement to acquire a 45% stake in Dole from Mr. David H. Murdock for a cash consideration of $300 million (the ‘First Tranche’). The acquisition of the First Tranche was approved by the Board of Directors of Total Produce and was initially subject to anti-trust review in a limited number of jurisdictions. On July 30, 2018, the European Commission (the ‘EC’) approved the acquisition of the First Tranche. The EC approval was conditional on the divestment of Saba Fresh Cut AB (the Swedish bagged salad business owned by Dole). This limited disposal had no material impact on the strategic rationale or the commercial value of the transaction. As all other transaction conditions precedent were satisfied at this date, the acquisition of the First Tranche completed on July 31, 2018. The registered address of Dole is One Dole Drive, Westlake Village, California 91362, United States.

On completion of the acquisition of the First Tranche on July 31, 2018, the Group and Mr. David H. Murdock have balanced governance rights with respect to Dole. The Board of Directors of Dole comprises six members, three of which are appointed by Total Produce and three by Mr. David H. Murdock. Mr. David H. Murdock remains Chairman of Dole and Carl McCann was appointed Vice Chairman. Major decisions require consent of at least one Board member appointed by each of Total Produce and Mr. David H. Murdock.

In addition, and at any time after closing of the First Tranche, the Group has the right, but not the obligation, to acquire (in any one or more tranches of 1%) up to an additional 6% of Dole common stock (the ‘Second Tranche’). In the event the Group exercises the right to acquire the additional 6% the total consideration for the 51% stake shall be $312 million. Following the second anniversary of the closing of the First Tranche, the Group has the right, but not the obligation, to acquire the balance of Dole common stock (the ‘Third Tranche’), whereby the consideration for the Third Tranche is to be calculated based on nine times the three-year average historical Dole Adjusted EBITDA less net debt. However, in no event shall the Third Tranche purchase price be less than $250 million or exceed $450 million (such cap subject to increase after six years).

The Third Tranche consideration is payable in cash or, if the parties mutually agree, Total Produce stock. From the fifth anniversary of completion of the acquisition of the First Tranche, in the event the Group has not exercised its right to acquire 100% of Dole, Mr. David H. Murdock is permitted to cause a process to market and sell 100% of Dole common stock.

We hold a variable interest in Dole and it qualifies as a VIE under the guidance in ASC 810-10-15-14. Due to the governance arrangements in place and as all significant decisions in Dole require the consent of both the Group and Mr David H. Murdock, we do not hold a controlling financial interest in Dole and are not the primary beneficiary. By virtue of the voting arrangements in place we exercise significant influence over Dole and equity account for our investment in accordance with ASC 323 in the consolidated Group accounts following completion of the acquisition of the First Tranche on July 31, 2018. The overall business is seasonal with the greater share of net income in the first half of the financial year.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table provides aggregated financial information for Dole as it relates to the amounts recognized in the statement of operations, statement of comprehensive income and balance sheet. The audited financial statements of Dole as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 are separately presented elsewhere in this Registration Statement in accordance with the requirements of rules 3-05 and 3-09 of Regulation S-X.

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Opening balance	313,289	303,367
Share of net income	21,868	24,890
Share of other comprehensive income/(loss)	4,551	(6,028)
Share of notes and interest issued to affiliates	777	(8,940)
Closing carrying amount	340,485	313,289

Deferred tax recognized on the change in the Group’s temporary taxable basis difference on its investment in Dole, recognized in:
Equity in net earnings of investments accounted for under the equity method	6,757	982
Other comprehensive income/(loss), net of tax	1,358	—

Dole’s financial calendar consists of thirteen periods of four weeks. The 2020 financial year began on December 29, 2019 (FY19: December 30, 2018) and ended on December 31, 2020 (FY19: December 28, 2019).

Summarized financial information for Dole for the financial years ended December 31, 2020 and December 28, 2019 as well as for the five months ended December 29, 2018 are set out below. Unless stated otherwise the information reflects the amounts reported in the financial statements of Dole rather than the share attributable to the Group.

Summary Statement of Operations

	Year ended December 31, 2020	Year ended December 28, 2019	Five months ended December 29, 2018
	(U.S. Dollars in thousands)
Revenue	4,671,999	4,515,955	1,766,625
Gross Profit	365,799	354,562	89,823
Selling, general and administrative expenses	(189,912)	(183,657)	(79,404)
Net interest expense	(72,906)	(82,072)	(36,202)
Earnings/(loss) from equity investments	2,149	(378)	183
Other income/(expense), net	(29,305)	(3,316)	(1,131)
Income/(loss) before income taxes	75,825	85,139	(26,731)
Income tax (expense)/benefit	(25,332)	(25,122)	1,256
(Loss)/profit from discontinued operations	(43)	(2,500)	249
Less: Net income attributable to noncontrolling interests	(1,854)	(2,205)	(974)
Net income/(loss) attributable to Dole equity shareholders	48,596	55,312	(26,200)
Total Produce 45% share of net income/(loss) attributable to equity shareholders	21,868	24,890	(11,790)

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Summary Statement of Other Comprehensive Income Statement

	Year ended December 31, 2020	Year ended December 28, 2019	Five months ended December 29, 2018
	(U.S. Dollars in thousands)
Other comprehensive (loss)
Pension and postretirement obligation adjustments, net of income tax benefits of $875, $1,131 and $Nil	(7,045)	(5,131)	14,362
Foreign currency translation adjustment, net of income tax of $Nil, $Nil and $Nil	25,575	(8,265)	(8,361)
Effective portion of changes in fair value of cash flow hedges, net of income tax of $2,758, $Nil and $Nil	(8,417)	—	—
Total other comprehensive income/ (loss)	10,113	(13,396)	6,001
Comprehensive income/(loss) attributable to equity shareholders	10,113	(13,396)	6,001
Total Produce 45% share of net income/(loss) attributable to equity shareholders	4,551	(6,028)	2,700

Summary Balance Sheet information

	December 31, 2020	December 28, 2019
	(U.S. Dollars in thousands)
Current assets	784,231	774,812
Intangible assets	278,093	278,155
Property, plant and equipment	1,093,355	1,058,534
Right of use assets	232,067	263,073
Assets held for sale	48,543	64,637
Other non-current assets	108,297	98,612
Borrowings	(1,247,522)	(1,317,317)
Lease liabilities	(229,220)	(261,590)
Other noncurrent liabilities	(348,956)	(364,248)
Other current liabilities	(683,542)	(619,953)
Noncontrolling interest	(9,367)	(9,170)
Net assets/(liabilities)	25,979	(34,455)
Total Produce 45% share of net assets	11,691	(15,505)
Goodwill	328,794	328,794
Total carrying amount of Total Produce’s 45% investment in Dole	340,485	313,289

During the year ended December 31, 2020, we did not provide any financial support to Dole that we were not contractually obligated to provide.

The following table presents our maximum exposure to loss in Dole as a VIE as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Carrying value of equity investment in Dole	340,485	313,289
Maximum exposure to loss	340,485	313,289

The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIE, had no value. We have not provided any guarantees in respect of debt issued by Dole.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table shows amounts due to and from Dole as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Amounts due to Dole—presented within trade payables	2,627	971
Amounts due from Dole—presented within trade receivables	1,298	493

See note 26 for related party transactions with Dole for each of the three years in the period ended December 31, 2020.

Other required disclosures

Audited financial statements as of December 31, 2020 and December 28, 2019 and for each of the three years in the period ended December 31, 2020 are in accordance with Rule 3-09 of Regulation S-X., included elsewhere within this Registration Statement.

16. Investments in Unconsolidated Affiliates—Other

As of December 31, 2020, our investments in unconsolidated affiliates (other than Dole) using the equity method of accounting was $118,072,000 (2019: $115,886,000). There are no significant investees in which we hold 20% of more of their voting stock that are not accounted for using the equity method of accounting.

One of our equity accounted affiliates, El Parque, a fresh produce business is a VIE and is accounted for under the equity method of accounting. See note 29 for further details in respect of El Parque.

For our equity accounted investments, we recognize our share of earnings and losses based on our ownership percentage of such investments in equity in net earnings (losses) of investments accounted for under the equity method. Significant equity method investees excluding Dole as of December 31, 2020 and December 31, 2019 are as follows:

The following sets out the Group’s significant equity method investments other than Dole.

	Principal Activity	Country of Incorporation	Ownership interest
The Fresh Connection LLC	Fresh Produce	USA	50%
2451487 Ontario Inc.	Fresh Produce	Canada	50%
2451490 Ontario Inc.	Property Holding Company	Canada	50%
Frankfort & Korning Beheer Venio BV	Fresh Produce	Netherlands	50%
Peviani SpA	Fresh Produce	Italy	50%
Frutas IRU S.A.	Fresh Produce	Spain	50%
Exportadora y Servicios El Parque Limitada	Fresh Produce	Chile	50%

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The following table provides aggregated financial information for equity-accounted entities, other than Dole as it relates to the amounts recognized in the statement of operations, statement of comprehensive income and balance sheet.

	2020	2019
	(U.S. Dollars in thousands)
Opening balance	115,886	119,174
Share of profit after tax	15,168	13,035
Share of other comprehensive income/(loss)	—	—
Recognized directly in equity	(91)	(169)
Investment in equity accounted affiliates (A)	(176)	1,868
Repayment of long-term loans	(68)	(2,261)
Equity accounted investee becoming an investment (D)	—	(2,458)
Equity accounted investee becoming a subsidiary (C)	(5,328)	—
Disposal	—	(65)
Dividends declared (E)	(15,292)	(12,432)
Foreign exchange	7,973	(806)
Closing carrying amount	118,072	115,886

A. Investments in equity accounted affiliates

During 2020, the Group invested $901,000 (FY19: $1,875,000) in cash in a number of joint ventures in Europe.

B. Equity accounted investee becoming an investment

In 2019, as a result of changes in shareholder arrangements and the Group no longer having significant influence in two equity accounted affiliates, the Group ceased equity accounting for these two investments. The carrying value of these investments at the date that the arrangements changed was deemed to equate to fair value and the value was reclassified to other investments and accounted for as an, other financial asset.

C. Equity accounted investee becoming a subsidiary

In April 2020, the Group acquired additional shares in Eco Farms, a company based in California in the United States that specializes in avocados. This resulted in Eco Farms being consolidated as a subsidiary of the Group from the date of acquisition of additional shares. The carrying amount of the original shareholding at the date of acquisition of $5,328,000 was deemed to be fair value.

D. Dividends declared

Dividends of $15,292,000 (2019: $12,432,000) were declared by equity accounted affiliates during the year. The cash received from dividends in 2020 was $13,905,000 (2019: $11,497,000).

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The following table shows, as at December 31, 2020 and 2019, the Group’s share of the underlying equity in net assets of equity accounted affiliates (other than Dole) and the carrying amount of the Group’s investment in those equity accounted affiliates. The difference arising relates to goodwill on acquisition of those affiliates:

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Net assets of equity accounted affiliates—excluding Dole
Total Produce share of net assets	88,944	87,309
Goodwill	29,128	28,577
Carrying value of equity investment in equity accounted affiliates—excluding Dole	118,072	115,886

The following table shows amounts due to and from equity accounted affiliates, other than Dole as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Amounts due to equity accounted investees (other than Dole)—presented within trade payables	17,477	16,471
Amounts due from equity accounted investees (other than Dole)—presented within trade receivables	3,790	866

See note 26 for related party transactions with equity accounted affiliates for each of the three years in the period ended December 31, 2020.

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Current assets	382,187	311,260
Non-current assets	308,192	259,454
Current liabilities	(288,712)	(249,168)
Non-current liabilities	(140,590)	(118,981)
Redeemable preferred stock
Noncontrolling interests	(3,900)	(2,970)

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	(U.S. Dollars in thousands)
Revenue	1,605,660	1,621,362	1,684,004
Cost of sales	(1,383,617)	(1,391,192)	(1,487,641)
Net income/(loss)	34,496	19,703	45,525
Net income/(loss)- attributable to Total Produce plc	15,168	13,035	12,769

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

17. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Land and buildings	147,028	130,030
Plant and equipment	175,163	141,203
Motor vehicles	26,844	26,103
Bearer plants	1,566	1,836
Computer software	29,175	20,419
Less accumulated depreciation	(160,111)	(131,013)
Property, plant and equipment, net	219,665	188,578

Plant and equipment and motor vehicles include assets held under finance leases totaling $10,414,000 and $3,928,000 respectively (2019: $693,000 and $3,592,000 respectively). Accumulated amortization for assets under finance leases was $3,578,000 at December 31, 2020 and $2,223,000 at December 31, 2019. Depreciation on right of use assets was $1,192,000, (2019: $756 and 2018: $Nil).

Depreciation expense on property, plant and equipment totaled $24,634,000 (2019: $22,900,000 and 2018: $21,908,000). Included within depreciation expense was depreciation expense on capitalized software of $2,978,000 (2019: $2,286,000 and 2018: $1,646,000). Computer software expenditure capitalized in the year was $6,586,000 (2019: $5,183,000, 2018: $4,981,000). Accumulated depreciation of capitalized software was $12,308,000 at December 31, 2020 and $8,386,000 at December 31, 2019.

18. Goodwill and Intangible Assets

The following table reflects our indefinite-lived intangible assets, including goodwill and our definite-lived intangible assets along with related accumulated amortization by major category:

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Goodwill	234,161	221,102
Definite lived intangibles
Customer relationships	141,157	137,077
Other intangible assets	44,053	46,000
Accumulated amortization	(119,576)	(104,502)
Goodwill and intangibles, net	299,795	299,678

There were no impairment charges recorded to goodwill or indefinite lived intangibles during the year (2019: Nil and 2018: 9,811,000).

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The following table reflects the changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019 by reportable segment.

	Europe-Non-Eurozone	Europe—Eurozone	International	Total
	(U.S. Dollars in thousands)
Balance as of December 31, 2018	103,192	14,995	101,917	220,104
Arising on acquisition of subsidiaries	1,895	2,101	—	3,996
Disposal of business	(775)	—	—	(775)
Foreign exchange movement	(368)	(174)	(1,681)	—(2,223)
Balance as of December 31, 2019	103,944	16,922	100,236	221,102
Arising on acquisition of subsidiaries	—	1,031	67	1,098
Foreign exchange movement	10,233	1,445	283	11,961
Balance as of December 31, 2020	114,177	19,398	100,586	234,161

The Group has applied the provisions of ASU 2017-04 with effect from January 1, 2017 and so uses the simplified impairment testing set out in that update which provides guidance in applying a step one approach to test for impairment before calculating the actual impairment. Our goodwill impairment charges are calculated as the amount by which the carrying amount of the reporting exceeds the reporting unit’s fair value. However, the impairment charge recognized cannot exceed the total amount of goodwill allocated to that reporting unit Goodwill is tested annually for impairment in the 4th quarter, or more frequently if there are indications that goodwill might be impaired. For the purposes of impairment testing, goodwill is allocated at the reporting unit level.

Our impairments of goodwill are generally estimated using the income or market approach, or a combination thereof. This approach calculates the present value of future cash flows by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. We selected this method as being the most meaningful in preparing our goodwill assessment as we believe the income approach most appropriately measures our income-producing assets. The cash flow projections in the analysis consist of management’s estimates of revenue growth rates and profitability. The values applied to these key assumptions are derived from a combination of external and internal factors, based on past experience together with management’s future expectations about business performance.

The Group’s earnings are significantly dependent on the selling prices and margins obtained for products sold. These, in turn, are largely determined by market supply and demand. Fresh produce supplies in individual markets are affected by the geography of production, growing conditions (including climate), seasonality and perishability. Market demand is a function of population size, per capita consumption, the availability and quality of individual products, competing products, climatic, economic and other general conditions in the marketplace. Excess produce leading to reduced selling prices (particularly for products purchased under contract) could have a material adverse effect on the Group’s business, results of operations and financial condition.

The discount rate used in the fair value analysis reflect the current market assessment of the risk specific to each reporting unit. The discount rates were estimated by calculating a reporting unit-specific weighted average cost of capital to reflect the market assessment of risks specific to each reporting unit for which the cash flow projections have not been adjusted.

Due to the mix of unobservable inputs utilized, the fair value of goodwill is classified as Level 3 of the fair value hierarchy. Applying the techniques above, an impairment charge of $Nil relating to goodwill was recognized in the statement of operations in 2020 (2019: $Nil, 2018: $9,811,000. The

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impairment charges in 2018 related to the fresh produce businesses in the Netherlands, which had experienced a difficult trading environment resulting in a slower recovery than had been anticipated.

Details of our definite lived intangible assets as of December 31, 2020 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(U.S. Dollars in thousands)
Definite lived intangibles
Customer relationships	141,157	(95,580)	45,577
Other intangible assets	44,053	(23,996)	20,065

Other intangible assets include brands of $6,760,000 and supplier relationships of $13,296,000

A rollforward of the intangible assets excluding goodwill for the years ended December 31, 2020 and 2019 was as follows:

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Balance as of January 1	78,576	86,961
Additions	186	2,953
Disposal	(298)	(15)
Amortization	(11,548)	(11,509)
Foreign exchange impact	(1,282)	186
Balance as of December 31	65,634	78,576

Amortization expense of definite-lived intangible assets totaled $11,548,000, $11,509,000 and $12,115,000 for the years ended December 31, 2020, 2019 and 2018, respectively. These amounts are included in selling, general and administrative expenses.

The estimated amortization expense related to definite-lived intangible assets for the five succeeding years is as follows:

Year	Estimated amortization expense
(U.S. Dollars in thousands)
2021	10,538
2022	10,062
2023	9,209
2024	8,252
2025	7,979

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PURSUANT TO 17 C.F.R. SECTION 200.83

19. Accounts Payable and Accrued Expenses

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Current
Trade payables	464,105	405,831
Accruals	92,484	62,804
Deferred consideration	—	288
Other payables	31,183	30,885
Irish payroll taxes	3,650	3,083
Irish valued added taxes	1,664	939
Other taxes	18,056	15,132
Derivative liability	1,149	342
Related party payables
Trade payables due to unconsolidated investments	10,298	10,681
Non-trade payables due to unconsolidated investments	128	28
Total current payables and accrued expenses	622,717	530,013

Other taxes include payroll taxes and value added taxes incurred outside of Ireland.

20. Borrowings

As of December 31, 2020, the principal amount of our outstanding indebtedness totaled $346,831,000. There were no debt issuance costs, debt discounts or debt premium at December 31, 2020. Commitment fees of $669,000 are included in prepayments on the consolidated balance sheet as at December 31, 2020.

Our undrawn facilities comprised approved revolving debt facilities, committed and uncommitted borrowing facilities and term debt of up to $388,636,000 (2019: $332,425,000) in addition to undrawn amounts of $129,857,000 (2019: $111,248,000) on approved overdrafts. As of December 31, 2020, we remained in compliance with the financial covenants across our various debt agreements.

The following table provides a summary of our indebtedness as of December 31, 2020 and 2019:

	As of December 31,
	2020					2019
Debt obligation	Commitment	Undrawn amounts	Amounts outstanding	Weighted average interest rate	Maturity	Amount outstanding
	(U.S. Dollars in thousands)
Revolving credit facilities	578,147	319,893	258,254	1.23%	2021—2023	284,185
Committed notes	60,097	—	60,097	3.20%	2021—2024	75,936
Uncommitted notes	66,000	66,000	—	—	2023	—
Other (mainly term debt)	10,628	2,743	7,885	4.21%	2021—2024	6,889
Overdrafts	141,100	129,857	11,243	1.38%	1 year	10,657
Finance leases	9,352	—	9,352	2.41%	2021—2025	1,691
Total			346,831			379,358
Current			31,991			97,150
Non-current			314,840			282,208

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Revolving Credit Facilities

The Group has a number of bilateral revolving credit facilities with six relationship banks (Rabobank, HSBC, Bank of Montreal, Danske Bank, Ulster Bank and Bank of Ireland). These facilities typically have maturities of three to five years and can contain plus one extensions and accordion features. The facilities mature between 2021 and 2023. The total of these facilities amounted to $578,147,000 at December 31, 2020 with $319,893,000 undrawn.

These facilities are generally multicurrency giving the Group the ability to draw down borrowings in Euro, US Dollar, Sterling, Canadian Dollar, Swedish Krona, Danish Kroner and Czech Koruna. Interest on the borrowings is at floating rates set in advance for periods ranging from 1 month to 3 months by reference to interest bank interest rates (EURIBOR, US LIBOR, sterling LIBOR, STIBOR etc) plus a margin dependent on net leverage of the Group as calculated in accordance with the individual facility agreements. In addition, we pay fees on unused commitments. The facilities are unsecured and are guaranteed by Total Produce plc and certain subsidiaries. The facilities contain covenants customary for unsecured facilities of this type including financial covenants on maximum leverage and minimum interest cover.

Committed Notes

The Group has issued committed notes under two private placement facilities. The Group’s unsecured committed notes which fall due between 2021 and 2024 are comprised of amortizing fixed rate debt issued in 2013 that is maturing in 2021 and 2022 and amortizing fixed rate debt issued in 2017 and maturing in 2021 to 2024. At December 31, 2020 the total unamortized principle on these notes was STG £3,000,000 and $44,000,000, respectively. The facilities are unsecured and are guaranteed by Total Produce plc and certain subsidiaries. The facilities contain covenants customary for unsecured facilities of this type including financial covenants on maximum leverage and minimum interest cover.

Uncommitted Note Facility

In July 2020, the Group renewed a three-year private placement facility of $66,000,000. This facility allows the Group to drawn down long term funding for periods of up to twelve years. The facilities are unsecured and are guaranteed by Total Produce plc and certain subsidiaries. The facilities contain covenants customary for unsecured facilities of this type including financial covenants on maximum leverage and minimum interest cover.

Bank Overdrafts

The Group and its subsidiaries have a number of bank overdraft facilities which are primarily used to fund season working capital requirements. The total of these facilities at 31 December 2020 was $141,100,000 with $129,857,000 available. The facilities contain covenants customary for unsecured facilities of this type including financial covenants on maximum leverage and minimum interest cover.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Maturities of Debt Financing

Maturities of our debt financings excluding debt issuance costs, debt discounts and debt premium as of December 31, 2020 were as follows (translated at the December 31, 2020 Euro to USD exchange rate:

Fiscal Year	Maturity of debt financings
(U.S. Dollars in thousands)
2021	30,344
2022	164,550
2023	127,722
2024	14,863
2025	—
Thereafter	—

Total bank borrowings include borrowings of $6,289,000 (2019: $3,838,000) secured on property, plant and equipment.

Interest on borrowings expensed in each of the three years ended December 31, 2020 is disclosed in note 7.

No interest on borrowings incurred on construction of property, plant and equipment requiring capitalization arose during the three years ended December 31, 2020.

21. Leases

As of the first day of our 2019 fiscal year beginning December 29, 2018, we adopted ASU No. 2016-02, “Leases (Topic 842),” which requires leases with durations greater than twelve months to be recognized on the balance sheet using the modified retrospective approach. Prior year consolidated financial statements were not adjusted under the new standard and, therefore, those amounts are not presented below.

We elected the package of transition provisions available for expired or existing contracts, which allowed us to carry forward our historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs.

A lease is defined as a contract that conveys the right to use an asset for a period of time in exchange for consideration. We lease property, plant, equipment & motor vehicles under finance and operating leases. We lease property and equipment under finance and operating leases. For leases with terms greater than 12 months, we record the related asset and obligation at the present value of lease payments over the term. Many of our leases include rental escalation clauses, renewal options and/or termination options that are factored into our determination of lease payments when appropriate. We do not separate lease and non-lease components of contracts.

Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

The lease term consists of the non-cancellable period of the lease and the periods covered by options to extend or terminate the lease when it is reasonably certain that we will exercise such options. Our lease agreements do not contain any residual value guarantees.

We elected the package of transition provisions available for expired or existing contracts, which allowed us to carry forward our historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs.

A lease is defined as a contract that conveys the right to use an asset for a period of time in exchange for consideration. We lease property, plant, equipment & motor vehicles under finance and operating leases. We lease property and equipment under finance and operating leases. For leases with terms greater than 12 months, we record the related asset and obligation at the present value of lease payments over the term. Many of our leases include rental escalation clauses, renewal options and/or termination options that are factored into our determination of lease payments when appropriate. We do not separate lease and non-lease components of contracts.

Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement.

The lease term consists of the non-cancellable period of the lease and the periods covered by options to extend or terminate the lease when it is reasonably certain that we will exercise such options. Our lease agreements do not contain any residual value guarantees.

The following table presents the lease-related assets and liabilities recorded on the balance sheet as of December 31, 2020 and 2019:

	Classification on the balance sheet	December 31 2020	December 31 2019
		(U.S. Dollars in thousands)
Assets
Operating lease assets	Operating lease right-of-use assets	140,212	128,961
Finance Lease assets	Property, plant and equipment, net	10,980	2,063
Total lease assets		151,192	131,024

Liabilities
Current
Operating	Current maturities of operating leases	21,910	22,250
Finance	Current maturities of debt and finance leases	1,647	525
Noncurrent
Operating	Operating leases, less current maturities	122,225	110,736
Finance	Long-term debt and finance leases, less current maturities	7,705	1,166
Total lease liabilities		153,487	134,677

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Weighted-average remaining lease term (in years)
Operating leases	11.03	12.25
Finance leases	3.89	2.69
Weighted-average discount rate
Operating leases	2.37%	2.40%
Finance leases	2.41%	1.89%

We adopted ASC 842 with effect from January 1, 2019. Upon adoption of the new lease standard, discount rates used for existing leases were established at January 1, 2019. ASC 842 requires a lessee to classify a lease as either a finance or operating lease. Both will result in the recognition of a right of use asset and a lease liability on the balance sheet. Interest and amortization expense are recognized for finance leases while only a single lease expense is recognized for operating leases, typically on a straight-line basis.

Lessor accounting remains similar to previous accounting policies.

Lease Costs

The following table presents certain information related to the lease costs for finance and operating leases for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Interest on Finance lease liability	114	56
Depreciation on Finance lease assets	1,192	716
Operating lease costs	27,289	24,341
Short-term lease cost	1,433	1,747
Total lease cost	30,028	26,861

Supplemental Cash Flow Information

	December 31, 2020	December 31 2019
	(U.S. Dollars in thousands)
Cash paid for amounts included in the measurement of the lease liability
Operating cash flows for operating leases	29,397	22,308
Financing cash flows for finance leases	2,844	990

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Undiscounted Cash Flows

The following tables reconcile the undiscounted cash flows for each of the first five years and total remaining years to the finance lease liabilities and operating lease liabilities recorded on the balance sheets as of December 31, 2020:

	Operating Leases	Finance Leases
	(U.S. Dollars in thousands)
2021	26,573	1,826
2022	23,214	1,354
2023	20,644	1,147
2024	18,979	1,008
2025	14,826	4,812
Thereafter	62,283	—
Total lease payments	166,519	10,147
Less: Imputed interest	(22,279)	(590)
Total lease liabilities	144,240	9,557

Related party lease transactions

The Group in the ordinary course of business entered into a number of lease agreements with related parties. During the periods presented, the Group as lessee, entered into the following transactions with such parties.

	Classification on the balance sheet	December 31 2020	December 31 2019
		(U.S. Dollars in thousands)
Liabilities
Current
Operating	Current maturities of operating leases	1,993	2,437
Finance	Current maturities of debt and finance leases	135	121
Noncurrent
Operating	Operating leases, less current maturities	14,202	15,661
Finance	Long-term debt and finance leases, less current maturities	427	514
Total related party lease liabilities		16,757	18,733

Leases as a Lessor

We are the lessor in respect of various properties under both cancellable and non-cancellable operating leases. In 2020, $2,708,000 (2019: $2,270,000, 2018: $2,304,000) was recognized as rental income in the statement of operations.

22. Employee Benefit Plans

The Group operates a number of defined contribution and defined benefit pension plans. The schemes are set up under trusts and the assets of the plans are therefore held separately from those of the Group.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Defined Contribution Plans

The charge in the statement of operations in respect of the Group’s defined contribution plans was $10,586,000 (2019: $10,071,000 and 2018: $9,824,000).

Defined Benefit Plans

We operate six funded defined benefit pension plans for certain employees of the Group. Two of these plans are based in Ireland, two are based in the United Kingdom, and two smaller schemes in each of the Netherlands and Canada. The pension benefits payable on retirement in the UK, Ireland and Canada are determined based on years of service and the levels of salary. The scheme in the Netherlands provides pension benefits based on career average salary.

The plans in Ireland have been closed to new entrants since 2009 and salaries for defined benefit purposes have been capped with any salary increases above the cap pensionable on a defined contribution basis. In 2017, the Group initiated an Enhanced Transfer Value (‘ETV’) program whereby an offer was made to all active and deferred members of the Irish defined benefit pension plans (the “Irish Plans”) to transfer their accumulated accrued benefits from the Irish Plans, eliminating future accrual of benefits in the Irish Plans and receive a transfer value above the statutory minimum amount. This program has reduced the volatility of the Irish Plans going forward. Both of the UK schemes are also closed to new entrants and to new accruals. The schemes in the Netherlands and North America are also closed to new entrants.

With respect to the UK plans, on October 26, 2018, the UK High Court ruled (in a landmark case relating to the Lloyds Banking Group’s pension schemes) that pension benefits must be equalized in respect of Guaranteed Minimum Pensions (GMPs) accrued between May 17, 1990 and April 5, 1997. The impact of this ruling on the UK plans was treated as a plan amendment.

Defined benefit pension schemes represent a significant commitment of the Group’s resources and they are exposed to the volatility of market conditions. The values of pension assets are exposed to worldwide conditions in equity and bond markets. The underlying calculation of pension plan liabilities are subject to changes in discount rates, inflation rates and the longevity of plan members. The cost of defined benefit schemes and in particular the method used to value liabilities in the current historically low interest rate environment has resulted in significant volatility and cost to the Group. In addition, the cost of operating defined benefit pension plans has increased due to more stringent funding rules and increased regulations.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Obligations and funded status

The following tables sets forth a reconciliation of defined benefit obligations, plan assets and funded status for our defined benefit pension plans as of December 31, 2020 and December 31, 2019 (U.S. Dollars in thousands):

	Ireland	UK	Netherlands	Canada	Total
	(U.S. Dollars in thousands)
Benefit obligation at December 31, 2018	(90,275)	(99,165)	(14,458)	(1,777)	(205,675)
Service cost	(1,101)	—	(435)	—	(1,536)
Interest cost	(1,822)	(2,916)	(306)	(73)	(5,117)
Employee contributions	(76)	—	(64)	—	(140)
Benefits paid	2,657	2,416	91	161	5,325
Actuarial gains/losses	(8,184)	(7,876)	(2,715)	(28)	(18,803)
Currency	1,774	(3,768)	276	(83)	(1,801)
Benefit obligation at December 31, 2019	(97,027)	(111,309)	(17,611)	(1,800)	(227,747)
Service cost	(1,310)	—	(548)	—	(1,858)
Interest cost	(1,359)	(2,122)	(258)	(69)	(3,808)
Employee contributions	(67)	—	(63)	—	(130)
Plan Amendments	—	(279)	—	—	(279)
Benefits paid	2,958	2,615	99	163	5,835
Actuarial gains/losses	(4,420)	(16,264)	(1,297)	(26)	(22,007)
Currency	(9,402)	(5,080)	(1,807)	(37)	(16,326)
Benefit obligation at December 31, 2020	(110,627)	(132,439)	(21,485)	(1,769)	(266,320)
Fair value of plan assets at December 31, 2018	88,243	90,195	13,186	1,529	193,153
Actual return on plan assets	5,931	11,935	2,639	79	20,584
Employer contributions	3,502	1,431	504	—	5,437
Employee contributions	76	—	64	—	140
Benefits paid	(2,657)	(2,416)	(91)	(161)	(5,325)
Currency	(1,740)	3,531	(252)	74	1,613
Fair value of plan assets at December 31, 2019	93,355	104,676	16,050	1,521	215,602
Actual return on plan assets	2,663	12,114	1,492	56	16,325
Employer contributions	2,070	1,226	526	—	3,822
Employee contributions	67	—	63	—	130
Benefits paid	(2,958)	(2,615)	(99)	(163)	(5,835)
Currency	8,874	4,462	1,655	26	15,017
Fair value of plan assets at December 31, 2020	104,071	119,863	19,687	1,440	245,061

Net pension liability/(asset) recognized at December 31, 2019	(3,672)	(6,633)	(1,561)	(279)	(12,145)
Net pension liability/(asset) recognized at December 31, 2020	(6,556)	(12,576)	(1,798)	(329)	(21,259)

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

We recognized these amounts on our consolidated balance sheets as follows (US Dollars in thousands):

	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Amounts recognized in the Consolidated Balance Sheets
Defined benefit plan liability—current	(5,787)	(5,511)
Employee benefits—noncurrent
Defined benefit plan liability, net—noncurrent	(15,472)	(6,633)
Other employee benefits—noncurrent	(8,135)	(6,627)
Employee benefits—noncurrent, total	(23,607)	(13,260)
Amount recognized in the Consolidated Balance Sheets	(29,394)	(18,871)
Amounts recognized in the Accumulated Other Comprehensive Income
Net actuarial losses	(64,591)	(53,797)
Net prior service (cost) credit	8,952	9,758
Total amount recognized in Accumulated Other Comprehensive Income	(55,639)	(44,039)

Actuarial Assumptions

We used the following weighted average assumptions to determine our projected benefit obligations under the pension plans:

	Ireland		United Kingdom		Netherlands		Canada
	December 31,		December 31,		December 31,		December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
Rate of increase in salaries	0.00%- 2.00%	0.00%- 2.00%	2.5%	2.5%	0.00%- 2.00%	0.00%- 2.00%	n/a	n/a
Rate of increase in pensions	0.65%- 1.30%	0.70%- 1.40%	1.9%- 2.8%	1.9%- 2.65%	0%	0%	2.00%	2.00%
Inflation rate	1.30%	1.40%	2.9%	2.7%	1.3%	1.40%	2.00%	2.00%
Discount rate	1.08%	1.40%	1.4%	2.0%	1.08%	1.40%	4.20%	4.20%

Components of Net Pension Cost

Net periodic pension cost consisted of the following (US Dollars in thousands):

	Year ended December 31, 2020
	Ireland	UK	Netherlands	Canada	Total
	(U.S. Dollars in thousands)
Current service cost	(1,310)	—	(548)	—	(1,858)
Interest cost	(1,359)	(2,122)	(258)	(69)	(3,808)
Expected return on plan assets	3,028	3,954	235	58	7,275
Amortization of unrecognized actuarial gains / losses	(1,404)	(545)	(132)	—	(2,081)
Amortization of net past service costs	749	(87)	123	—	785
Net pension cost	(296)	1,200	(580)	(11)	313

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

	Year ended December 31, 2019
	Ireland	UK	Netherlands	Canada	Total
	(U.S. Dollars in thousands)
Current service cost	(1,101)	—	(435)	—	(1,536)
Interest cost	(1,822)	(2,916)	(306)	(73)	(5,117)
Expected return on plan assets	2,444	4,002	282	63	6,791
Amortization of unrecognized actuarial gains / losses	(1,206)	(693)	(139)	—	(2,038)
Amortization of net past service costs	735	(73)	121	—	783
Net pension cost	(950)	320	(477)	(10)	(1,117)

	Year ended December 31, 2018
	Ireland	UK	Netherlands	Canada	Total
	(U.S. Dollars in thousands)
Current service cost	(1,391)	—	(548)	—	(1,939)
Interest cost	(1,900)	(2,893)	(302)	(77)	(5,172)
Expected return on plan assets	3,203	4,450	273	66	7,992
Amortization of unrecognized actuarial losses	(1,580)	(1,069)	(164)	—	(2,813)
Amortization of prior service costs	775	(77)	127	—	825
Net pension cost	(893)	411	(614)	(11)	(1,107)

We present all non-service cost components of net pension cost within other expense/(income) in our consolidated statements of operations.

Net Pension Costs Actuarial Assumptions

We used the following weighted average assumptions to determine our net periodic pension cost for the years ended:

	Ireland			United Kingdom			Netherlands			Canada
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Rate of increase in salaries	0.00%- 2.00%	0.00%- 2.00%	0.00%- 2.00%	2.50%	2.50%	2.50%	0.00%- 2.00%	0.00%- 2.00%	0.00%- 2.00%	n/a	n/a	n/a
Rate of increase in pensions	0.70%- 1.40%	0.80%- 1.60%	0.85%- 1.70%	1.90%- 2.65%	2.50%- 3.20%	2.50%- 3.20%	0.00%	0.00%	0.00%	2.00%	2.00%	2.00%
Inflation rate	1.40%	1.60%	1.70%	2.70%	3.20%	3.20%	1.40%	1.60%	1.70%	2.00%	2.00%	2.00%
Discount rate	1.40%	2.10%	2.00%	2.00%	2.90%- 3.00%	2.50%- 2.60%	1.40%	2.10%	2.00%	4.20%	4.20%	4.20%

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Plan Assets

Our weighted average asset allocations were:

	Ireland		UK		Netherlands		North America		Total	Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Equity securities	22,612	20,013	35,237	40,769	—	—	—	—	57,849	60,782
Fixed-income securities	49,109	43,564	65,043	53,187	—	—	1,147	1,212	115,299	97,963
Real estate investment funds	14,953	14,138	3,478	2,724	—	—	240	253	18,671	17,115
Other	8,718	7,929	4,748	7,787	—	—	—	—	13,466	15,716
Insurance contracts	—	—	—	—	19,687	16,050	—	—	19,687	16,050
Cash and cash equivalents	8,679	7,711	11,357	209	—	—	53	56	20,089	7,976
Total	104,071	93,355	119,863	104,676	19,687	16,050	1,440	1,521	245,061	215,602

The fair value of pension plan assets at December 31, 2020 was determined using the following fair value measurements:

Asset category	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(U.S. Dollars in thousands)
Equity securities	57,849	57,849	—	—
Fixed-income securities	115,299	—	115,299	—
Other	13,466	13,466	—	—
Insurance contracts	19,687	—	19,687	—
Cash and cash equivalents	20,089	20,089	—	—
Fair value excluding investments measured at net asset value	226,390	91,404	134,986	—
Investments measured at net asset value	18,671
Total plan assets at fair value	245,061

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

The fair value of pension plan assets at December 31, 2019 was determined using the following fair value measurements (USD in thousands):

Asset category	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(U.S. Dollars in thousands)
Equity securities	60,782	60,782	—	—
Fixed-income securities	97,963	—	97,963	—
Other	15,716	15,716	—	—
Insurance contracts	16,050	—	16,050	—
Cash and cash equivalents	7,976	7,976	—	—
Fair value excluding investments measured at net asset value	198,487	84,474	114,013	—
Investments measured at net asset value	17,115
Total plan assets at fair value	215,602

Employer Contributions

In 2020, we contributed $3,822,000 to our pension plans. We estimate that 2021 pension contributions will be approximately $4,000,000. Our actual contributions and plans may change due to many factors, including changes in tax, employee benefit, or other laws and regulations, tax deductibility, significant differences between expected and actual pension asset performance or interest rates, or other factors.

Future Benefit Payments

The estimated future benefit payments from our pension plans at December 31, 2020 were:

(U.S. Dollars in thousands)
2021	6,191
2022	6,299
2023	6,412
2024	6,642
2025	6,693
2026-2030	37,215

23. Derivative Financial Instruments

Derivative financial instruments are used to reduce our exposure to adverse fluctuations in foreign exchange and interest rates. Foreign currency derivatives are entered into only when they match an existing foreign currency asset or liability, or where they are used to hedge a forecasted transaction. Interest rate swaps may be used to manage any interest rate risk in accordance with our risk management policies.

Derivative financial instruments are measured at fair value at each reporting date and the movement in fair value is recognized in the statement of operations unless they are designated in a hedge accounting relationship.

None of our derivatives have been entered into hedge accounting relationships during the years ended December 31, 2020 and December 31, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

All derivatives have been entered into for economic hedging purposes. No derivatives have been transacted for trading or speculative purposes.

The following table presents the balance sheet location and fair value of the derivative instruments (in thousands):

	Fair Value Measurements at December 31, 2020
	Other receivables	Accrued Liabilities
	(U.S. Dollars in thousands)
Foreign currency exchange contracts held at fair value through profit and loss	—	1,424

	Fair Value Measurements at December 31, 2019
	Other receivables	Accrued Liabilities
	(U.S. Dollars in thousands)
Foreign currency exchange contracts held at fair value through profit and loss	94	342

Derivative amounts recorded in the statement of operations was as follows:

	Classification in Statements of Operation	Year ended December 31 2020	Year ended December 31 2019	Year ended December 31 2018
		(U.S. Dollars in thousands)
Foreign currency exchange contracts not in hedge relationships	Other income /(expense), net	(682)	116	496

Derivative instruments are disclosed on a gross basis.

Hedges of a Net Investment in a Foreign Operation

The Group uses foreign currency borrowings to hedge the net investment in foreign entities. The carrying value of borrowings, which are designated as net investment hedges at the year end, amounts to $65,357,000 (2019: $85,606,000). The gains or losses on the effective portions of such borrowings are recognized in other comprehensive income. A gain of $3,168,000 was included in other comprehensive income in the period ended 31 December 2020, a loss of $1,422,000 was included in other comprehensive income in the period ended December 31, 2019 and a gain of $374,000 was included in other comprehensive income in the period ended December 31, 2018. Ineffective portions of the gains and losses on such borrowings are recognized in the statement of operations although no ineffectiveness has been recognized in the current or prior period. Gains and losses accumulated in other comprehensive income are included in the statement of operations on the disposal of a foreign entity.

24. Fair Value Measurements

Fair Value of Financial Instruments

Set out below are the major methods and assumptions used in estimating the fair values of the financial assets and liabilities disclosed in the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Other investments

Other investments are measured at fair value which is based on quoted market prices where available.

Cash and cash equivalents, including short-term bank deposits

The carrying amount reported in the consolidated financial statements for these items approximates fair value due to their liquid nature and are classified as Level 1.

Trade receivables and other receivables, net

The carrying value reported in the consolidated financial statements for these items is net of allowances, which includes a degree of counterparty non-performance risk and are classified as Level 2.

Accounts payable and accrued liabilities

The carrying value reported in the consolidated financial statements for these items approximates their fair value, which is the likely amount for which the liability with short settlement periods would be transferred to a market participant with a similar credit standing as ours and are classified as Level 2.

Derivative financial instruments

Our derivative assets or liabilities include foreign exchange and interest rate derivatives that are measured at fair value using observable market inputs such as forward rates, interest rates, our own credit risk as well as an evaluation of our counterparties’ credit risks.

Additionally, we include an element of default risk based on observable inputs into the fair value calculation. Based on these inputs, the derivative assets or liabilities are classified within Level 2 of the valuation hierarchy.

Interest-bearing loans and borrowings

For floating rate interest-bearing loans and borrowings with a contractual repricing date of less than six months, the nominal amount is deemed to reflect fair value. For loans with repricing dates of greater than six months, the fair value is calculated based on the present value of the expected future principal and interest cash flows discounted at interest rates effective at the reporting date and adjusted for movements in credit spreads. Based on these inputs, the derivative assets or liabilities are classified within Level 2 of the valuation hierarchy. We estimate the total fair value of our total borrowings is $328,437,000 at December 31, 2020. Refer to Note 20, “Borrowings.”

Contingent consideration

Fair value is based on the present value of expected payments discounted using a risk-adjusted discount rate. The expected payment is determined by forecasting the acquiree’s earnings over the applicable period. Contingent considerations are estimated using Level 3 inputs. Refer to note 30 for additional disclosures on contingent consideration.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

As of December 31, 2020, and 2019, the Group recognized and measured the following financial instruments at fair value:

	As of December 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(U.S. Dollars in thousand)
Assets measured at fair value
At fair value through profit or loss
Other investments	406	—	—	406
Foreign exchange contracts	—	—	—	—
Foreign exchange contracts	—	—	—	—
Liabilities measured at fair value
At fair value through profit or loss
Foreign exchange contracts	(1,424)	—	(1,424)	—
Contingent consideration	(10,698)	—	—	(10,698)
Assets measured at fair value
At fair value through profit or loss
Other investments	5,663	5,108	—	555
Foreign exchange contracts	94	—	94	—
Liabilities measured at fair value
At fair value through profit or loss
Foreign exchange contracts	(342)	—	(342)	—
Contingent consideration	(16,667)	—	—	(16,667)

25. Commitments And Contingencies

Capital commitments

We have authorized capital expenditure of $38,250,000 (2019: $17,421,000) at the reporting date. Capital expenditure contracted for at December 31, 2020 amounted to $2,919,000.

Subsidiaries

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended December 31, 2020 including guarantees under Section 357 of the Irish Companies Act, 2014.

Guarantees

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies or equity accounted affiliates within the Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee. The following are details of contracts made by the Company at December 31, 2020 to guarantee the indebtedness of other companies or equity accounted affiliates within the Group:

I. The Company has guaranteed bank borrowings of subsidiaries in the amount of $328,945,000 (2019: $352,125,000).

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

II. The Company has guaranteed bank borrowings of $4,653,000 (2019: $4,806,000) within investments accounted for under the equity method.

III. The Company has given guarantees in respect of other trading obligations arising in the ordinary course of business of $254,000 (2019: $439,000).

In addition to the Company guarantees above, certain Group subsidiaries have given guarantees totaling $ 10,581,000 (2019: $ 8,778,000) in respect of other trading obligations arising in the ordinary course of business and guarantees totaling $7,631,000 (2019: $6,536,000) in respect of bank borrowings within investments accounted for under the equity method.

Contingencies

From time to time, the Group is involved in claims and legal actions, which arise in the normal course of business. Based on information currently available to the Group, and legal advice, the Group believes such litigation will not, individually or in aggregate, have a material adverse effect on the consolidated financial statements and that the Group is adequately positioned to deal with the outcome of any such litigation.

26. Related Party Transactions

The Group has a related party relationship with its equity accounted investees. Transactions with the Group’s equity accounted investees are set out below.

Related party transactions with equity accounted investees

The Group trades in the normal course of its business, in some situations under supply contracts, with its equity accounted investees. A summary of transactions with these related parties during the year is as follows:

	2020 Revenue	2020 Purchases	2019 Revenue	2019 Purchases	2018 Revenue	2018 Purchases
	(U.S. Dollars in thousands)
Dole	8,900	49,000	4,600	21,600	—	—
Other equity accounted investees	104,490	64,204	100,800	101,130	98,848	132,363

The amounts due from and to equity accounted affiliates at year end are disclosed, in aggregate, in notes 15 and 16 for Dole and other equity accounted investees, respectively.

Leasing transactions with related parties are disclosed in Note 21.

Other related party transactions—Balmoral

Balmoral International Land Holdings plc (“Balmoral”) is a related party to Total Produce because the Chair of the Board of Total Produce is also the Chair of the Board of Balmoral.

In the years ended December 31, 2020, 2019 and 2018, a subsidiary of the Group leased a number of buildings, was in receipt of property management services and provided IT management services to Balmoral. The total net expense for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 were $1,526,000, $1,447,000 and $1,430,000, respectively.

Up to August 1, 2018, the Group provided key management services to Balmoral. During 2018, the Group received income from Balmoral of $215,000. Income related to expenses recharged by the

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Group to Balmoral and related to costs incurred by the Group on behalf of Balmoral, including recharges in respect of administration expenses and a portion of the employment costs of the Chairman.

In 2019, a joint venture of Total Produce disposed of assets to a wholly-owned subsidiary of Balmoral. The total consideration for the transaction (inclusive of deferred and contingent consideration) was $7,542,000.

27. Shareholders’ Equity

At December 31, 2020, the authorized share capital was €10,000,000 ($12,265,000) divided into 1,000,000,000 ordinary shares of 1 cent (euro) each. The issued share capital at that date was 410,724,962 ordinary shares (2019: 410,524,962 ordinary shares). During the year, the Group received consideration of $152,000 (2019: $75,000) from the issue of 200,000 (2019:100,000) shares that were issued to satisfy the exercise of 200,000 (2019:100,000) share options.

At December 31, 2020, the Company held 22,000,000 (2019: 22,000,000) treasury shares in the Company. All rights (including voting and dividend rights) in respect of these treasury shares are suspended until these shares are reissued. The following shows a summary of activity during the years ended December 31, 2020 and 2019 in respect of our ordinary shares. (U.S. Dollars in thousands, except share and per share data):

	December 31, 2020		December 31, 2019
	Ordinary Shares	Ordinary Shares $	Ordinary Shares	Ordinary Shares $
In issue at beginning of year	410,525	4,863	410,429	4,862
Shares repurchased by the Company		—	(4)	—
Shares issued on exercise of share options	200	2	100	1
In issue at end of year	410,725	4,865	410,525	4,863

Capital management

The Board regularly reviews and monitors our capital structure with a view to maintaining a strong capital base in order to sustain market confidence in the business. This involves considering dividends paid to shareholders, the amount of liquid assets on the balance sheet and return on capital. We operate a share option scheme and an employee profit sharing scheme, which allows employees to use part of their profit sharing awards to acquire shares in the Company.

The Group has the authority to purchase its own shares. This authority permits the Group to buy up to 10% of the issued share capital at a price which may not exceed 105% of the average price over the previous five trading days. On January 27, 2016, we completed a €20,000,000 share buy-back program that commenced on the October 9, 2015, with a total of 14,017,270 ordinary shares repurchased at a total cost of €20,361,000 ($22,200,000) including associated costs. The repurchased ordinary shares were cancelled. The share buy-back program was earnings accretive.

In November 2010, the Group also exercised this authority and completed a share buy-back of 22,000,000 shares at a cost of €8,580,000 ($11,721,000), plus costs of €107,000 ($150,000). These shares are held as treasury shares unless reissued or cancelled.

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Dividends paid and proposed

The following is a summary of the dividends declared and paid for the years ended December 31, 2020 and 2019 (U.S. Dollars in thousands, except where indicated):

	December 31, 2020	December 31, 2019
Dividends paid during the year
Final dividend for the year ended December 31, 2019: €2.5770 cents / share (2018: €2.5140 cents/share)	11,875	11,003
Interim dividend for the year ended December 31, 2020: nil (2018: €0.9129 cents/share)	—	3,916
Total	11,875	14,919

On January 29, 2021, we paid an interim dividend for 2020 of €0.9129 cents per ordinary share, or $4,307,000 with respect to the financial year ended December 31, 2020.

We have proposed a final dividend for 2020 of €2.770 cents per ordinary share to be paid to ordinary shareholders to be paid in May 2021. These proposed dividends have not been recognized as a liability in the consolidated balance sheet because they have not been approved. The final dividend is subject to approval by our shareholders at our 2021 Annual General Meeting.

28. Noncontrolling Interest

For some of our subsidiaries, we own a controlling equity stake, and a third party or key member of the business’ management team owns a minority portion of the equity. The balance sheet and operating activity of these entities are included in our consolidated financial statements and we adjust the net income in our consolidated statement of operations to exclude the noncontrolling interests’ proportionate share of results. We present the proportionate share of equity attributable to the redeemable noncontrolling interests as temporary equity within our consolidated balance sheet and the proportionate share of noncontrolling interests not subject to a redemption provision that is outside of our control as equity.

The following table presents the changes in redeemable noncontrolling interest for each of the years ended December 31, 2020 and 2019.

	For the years ended December 31,
	2020	2019
	(U.S. Dollars in thousands)
Balance at January 1	30,891	47,475
Impact of adoption of ASC 842	—	(183)
Share of net income/(loss)	4,500	4,868
Share of items recognized in other comprehensive income	(1,190)	836
Share of comprehensive income	3,310	5,704
Dividends paid to redeemable noncontrolling interest holders	(6,444)	(7,763)
Redeemable noncontrolling interest transferred to noncontrolling interest	—	(18,457)
Acquired redeemable noncontrolling interest	(4,331)	—
Accretion to redemption value recognized in additional paid in capital	7,606	3,163
Foreign currency translation	(715)	952
Balance at December 31	30,317	30,891

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PURSUANT TO 17 C.F.R. SECTION 200.83

29. Variable Interest Entities

We consolidate all Variable Interest Entities (“VIEs”) for which we have determined that we are the Primary Beneficiary (“PB”) under ASC 810. We use judgement when determining (i) whether an entity is a VIE; (ii) who are the variable interest holders; (iii) the elements and degree of control that each variable interest holder has; and (iv) ultimately which party is the PB.

We have one material VIE, Dole in which we are not the PB and do not consolidate its results and instead account for our investment using the equity method of accounting, as described in note 15.

A second VIE, El Parque, a fresh produce business, is accounted for under the equity method of accounting. Its registered office is Los Acantos 1320, Vitacura, Santiago, Chile. On December 16, 2016, we acquired 50.005% of the series A shares and 50.08% of the series B shares in El Parque. Remaining shares of series A and series B are held by IDI and 3 individual investors, respectively. Only series A shares have all voting right. The El Parque board of directors comprises two members, one from each TP and IDI. Therefore, voting interest and economic interest are not proportionate because we have majority ownership but not majority representation on the board.

We and IDI both have equal equity participation (Series A) and management representation on the board of El Parque. Further all the significant activities of the business are managed by the unanimous consent of the board and there are no tiebreaker votes. We do not therefore meet the power criteria required in order to be considered the PB under the VIE model nor do we hold a controlling financial interest in El Parque.

We consolidate the results of one VIE as we are the PB, being our 50% shareholding in EurobananCanarias S.A.’(“EBC”) a Canary Islands fruit produce business. Its registered office is Avda. de Anaga N°11, 38001, Santa Cruz de Tenerife. Through our involvement in EBC since its incorporation in 1993, we have an economic interest of 50% and a power to appoint its managing director. The managing director influences all decisions related to operations, and our economic interest is not equal to voting interest (decision making right for all relevant activities). Accordingly, the conditions of a primary beneficiary are met, and we consolidate EBC under the VIE model. We have not provided any financial or other support to EBC during the periods presented in these consolidated financial statements.

El Parque – equity accounted VIE

During the year ended December 31, 2020, we did not provide any financial support to El Parque, a non-consolidated VIE. The following table presents our maximum exposure to loss in our El Parque, as of December 31, 2020 and 2019:

	December 31 2020	December 31 2019
	(U.S. Dollars in thousands)
Carrying value of equity investment in El Parque	7,893	9,310
Maximum exposure to loss	7,893	9,310

The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIE had no value. We have not provided any guarantees in respect of debt issued by El Parque.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

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EBC – consolidated VIE

The following is the summarized financial information for EBC reflected in our consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020.

	For the year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(US Dollars in thousands)
Revenue	489,743	461,893	474,074
Gross Profit	38,817	35,943	36,072
Selling, general and administrative expenses	(21,130)	(19,984)	(19,603)
Interest (expense)/income, net	(147)	(144)	40
Income/(loss) before income taxes	17,540	15,815	16,509
Income tax expense	(4,202)	(3,814)	(3,989)
Equity in net earnings of investments accounted for under the equity method	2,180	1,113	1,393
Net Income	15,518	13,114	13,913
Less: Net income attributable to noncontrolling interest	(3,755)	(2,761)	(2,657)
Net income attributable to EBC equity holders	11,763	10,353	11,256

	December 31, 2020	December 31, 2019
Current assets	111,339	103,497
Non-current assets	55,226	53,718
Current liabilities	68,150	67,142
Non-current liabilities	14,525	12,590
Non-controlling interest	15,476	14,941

30. Contingent Consideration

Total contingent consideration amounts to $10,698,000 (2019: $16,667,000) and represents provision for the net present value of the amounts expected to be payable in respect of acquisitions which are subject to earn-out arrangements. The following tables present the activity in contingent consideration for each of the years ended December 31, 2020 and 2019.

	For the year ended
	December 31, 2020	December 31, 2019
	(U.S. Dollars in thousands)
Balance at beginning of year	16,667	28,060
Paid during year	(7,729)	(12,405)
Fair value movements charged / (credited) to statement of operations	519	(228)
Arising on acquisition of subsidiaries	139	1,632
Arising on disposal of subsidiaries	—	(211)
Arising on investment in joint ventures	291	—
Arising on acquisition of non-controlling interests	228	—
Foreign exchange movements	583	(181)
Balance at end of year	10,698	16,667
Current	5,786	8,862
Non-current	4,912	7,805
Balance at end of year	10,698	16,667

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

See note 24 for fair value disclosures on the measurement of contingent consideration at December 31, 2020 and 2019.

31. Subsequent Events

The 2020 interim dividend of 0.9129 euro cent per share was paid after year end on January 29, 2021. The total dividend amounted to €3,549,000 ($4,307,000).

On February 17, 2021, the Group and Dole Food Company, Inc (“Dole”). and affiliates of Castle & Cooke, Inc. (the “C&C shareholders”), which own a 55% interest in Dole’s parent company (“Dole Holdings”) (together, the “Parties”), announced that they entered into a binding transaction agreement (the “Agreement”) to combine under a newly created, U.S.-listed company (“Dole plc”) (the “Transaction”). The Group has secured a committed debt facility with a term of 5 years to backstop and refinance certain existing Total Produce facilities in advance of the completion of the Transaction. In the event that the Transaction does not complete this committed financing shall remain in place in the Total Produce Group.

On March 26, 2021, Total Produce entered into a credit agreement, which provides for a $500 million multi-currency senior secured Revolving Credit Facility, which is available to Total Produce and its co-borrowers.

The Credit Agreement also provides for a $940 million seven-year US Dollar senior secured term loan facility (“Term Loan B”) to be available upon the consummation of certain conditions provided therein, including the closing of the Transaction.

Following strong demand from bank lenders, Total Produce and the initial arranges of the facilities intend to amend the financing structure by increasing the Revolving Credit Facility to $600 million, introducing a new $300 million U.S. Dollar senior secured term loan facility (“Term Loan A”) to be provided by commercial banks, which would reduce the Term Loan B commitments to $540 million.

Upon the completion of the Transaction, the Revolving Credit Facility will be available to Dole plc and certain of its subsidiaries, and the Term Loan B will be available to Total Produce USA Holdings Inc. Proceeds of the Term Loans will be used to refinance the existing Total Produce and Dole Food Company debt facilities, with the exception of the Dole vessel financing and certain other Group bilateral facilities which will remain post completion of the Transaction. The Revolving Credit Facility and both Term Loans will be syndicated.

The Revolving Credit Facility and the Term Loans are expected to provide long-term sustainable capitalization following the completion of the Transaction, lowering the combined company’s average cost of capital and creating a stronger balance sheet.

On April 22, 2021, the Group announced that the Board had resolved to pay a final dividend of 2.770 cent per share for the year ending December 31, 2020. This dividend will be paid on May 28, 2021 to shareholders on the Register of Members at the close of business on April 30, 2021. The ex-dividend date will be April 29, 2021 with a currency election date of May 5, 2021, 12.00 noon GMT.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Deloitte & Touche LLP 650 S. Tryon St. Suite 1800 Charlotte, NC 28202-4200

INDEPENDENT AUDITORS’ REPORT

The Board of Managers

DFC Holdings, LLC

Charlotte, NC

We have audited the accompanying consolidated financial statements of DFC Holdings, LLC, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and December 28, 2019, and the related consolidated statements of operations, comprehensive income (loss), members’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DFC Holdings, LLC and its subsidiaries as of December 31, 2020 and December 28, 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

March 10, 2021 (April 28, 2021, as to the subsequent events described in Note 22)

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

DFC HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Revenues, net	$4,671,999	$4,515,955	$4,566,808
Cost of sales	(4,311,275)	(4,174,298)	(4,270,198)

Gross profit	360,724	341,657	296,610
Selling, marketing and general and administrative expenses	(200,582)	(208,884)	(239,313)
Merger, transaction and other related costs	(661)	(24)	(1,645)
Gain on asset sales	11,181	23,366	13,766

Operating income	170,662	156,115	69,418
Other expense, net	(29,305)	(3,316)	(7,341)
Interest income	3,131	4,784	4,377
Interest expense	(78,250)	(89,180)	(85,102)

Income (loss) from continuing operations before income taxes and equity earnings	66,238	68,403	(18,648)
Income tax (expense) benefit	(23,782)	(24,036)	10,280
Earnings (loss) from equity method investments	2,149	(532)	(1,263)

Income (loss) from continuing operations, net of income taxes	44,605	43,835	(9,631)
Loss from discontinued operations, net of income taxes	(43)	(2,500)	(3,935)

Net income (loss)	44,562	41,335	(13,566)
Less: Net income attributable to noncontrolling interests	(1,854)	(1,971)	(1,832)

Net income (loss) attributable to DFC Holdings, LLC	$42,708	$39,364	$(15,398)

See Notes to Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

DFC HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Net income (loss)	$44,562	$41,335	$(13,566)
Other comprehensive income (loss):
Net unrealized loss on derivatives, net of income tax benefits of $2,758, $0 and $0	(8,417)	—	—
Foreign currency translation adjustment, net of income tax of $0, $0 and $0	25,575	(8,265)	(19,158)
Pension and postretirement obligation adjustments, net of income tax benefits of $928, $1,131 and $2,660	(7,045)	(5,131)	(12,818)
Reclassification of stranded tax effects from the Tax Cuts and Jobs Act	—	(4,134)	—

Total other comprehensive income (loss)	10,113	(17,530)	(31,976)

Comprehensive income (loss)	54,675	23,805	(45,542)

Less: Comprehensive income attributable to noncontrolling interests	(1,854)	(1,971)	(1,832)

Comprehensive income (loss) attributable to DFC Holdings, LLC	$52,821	$21,834	$(47,374)

See Notes to Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

DFC HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

	December 31, 2020	December 28, 2019
	(In thousands)
ASSETS
Cash and cash equivalents	$66,795	$64,914
Short-term investments	6,246	5,676
Trade receivables, net of allowances of $19,425 and $20,472, respectively	382,417	372,377
Grower advance receivables, net of allowances of $3,395 and $3,660, respectively	51,308	56,041
Other receivables, net of allowances of $9,619 and $7,413, respectively	84,564	81,166
Inventories, net of allowances of $3,162 and $2,178, respectively	220,363	231,123
Prepaid expenses	30,236	27,097
Other current assets	13,574	5,809
Assets held-for-sale	255	—

Total current assets	855,758	844,203
Long-term investments	25,048	24,603
Investments in unconsolidated affiliates	25,588	22,741
Actively marketed property	47,081	58,840
Property, plant and equipment, net of accumulated depreciation of $580,419 and $514,772, respectively	1,125,638	1,096,800
Operating lease right-of-use assets	232,067	263,073
Goodwill	329,823	329,823
Intangible assets, net of accumulated amortization of $68 and $36, respectively	254,393	254,455
Other assets, net	61,117	54,723

Total assets	$2,956,513	$2,949,261

LIABILITIES AND EQUITY
Accounts payable	$253,309	$232,237
Income taxes payable	12,863	5,390
Accrued liabilities	412,577	377,534
Current maturities of operating leases	53,250	62,952
Notes payable and current portion of long-term debt, net	75,504	53,958

Total current liabilities	807,503	732,071
Long-term debt, net	1,230,552	1,317,799
Operating leases, less current maturities	175,970	198,638
Deferred income tax liabilities	75,322	75,067
Other long-term liabilities	276,824	290,088

Total liabilities	$2,566,171	$2,613,663

Members’ equity:
Class A units, 550 units issued and outstanding as of December 31, 2020 and December 28, 2019	—	—
Class B units, 450 units issued and outstanding as of December 31, 2020 and December 28, 2019	—	—
Additional paid-in capital	869,951	868,528
Notes receivable from affiliate	(25,005)	(25,308)
Accumulated deficit	(363,253)	(405,961)
Accumulated other comprehensive loss	(100,084)	(110,197)

Total equity attributable to DFC Holdings, LLC	381,609	327,062
Equity attributable to noncontrolling interests	8,733	8,536

Total equity	390,342	335,598

Total liabilities and equity	$2,956,513	$2,949,261

See Notes to Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

DFC HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
Operating Activities	(In thousands)
Net income (loss)	$44,562	$41,335	$(13,566)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	91,392	88,111	89,612
Non-cash lease expense	51,428	58,062	—
Net unrealized loss (gain) on financial instruments	6,549	9,329	(11,559)
Asset write-offs and net gain on sale of assets	3,027	(17,389)	(6,334)
(Earnings) loss from equity method investments	(2,149)	532	1,263
Amortization of debt discounts and debt issuance costs	3,724	3,825	3,902
Refinancing charges	—	—	5,458
(Provision) benefit for deferred income taxes	2,238	(5,061)	12,691
Pension and other postretirement benefit plan expense	10,324	8,253	9,923
Other	—	380	568
Changes in operating assets and liabilities:
Receivables, net of allowances	7,041	(17,776)	(26,264)
Inventories	2,159	19,663	(22,067)
Prepaid expenses and other assets	(6,698)	16,294	(3,061)
Income taxes	(8,114)	(24,230)	(72,691)
Accounts payable	14,606	(23,124)	13,441
Accrued and other long-term liabilities	(13,671)	(27,926)	(13,274)
Operating lease liabilities	(55,304)	(58,004)	—

Cash flow provided by (used in) operating activities	151,114	72,274	(31,958)
Investing Activities
Sales of assets	28,233	71,767	85,809
Capital expenditures	(90,604)	(84,189)	(74,696)
Purchases of investments	(1,218)	(2,167)	(1,724)
Investments in unconsolidated affiliates	(173)	(170)	—
Other	—	(145)	3,593

Cash flow provided by (used in) investing activities	(63,762)	(14,904)	12,982
Financing Activities
Short-term debt borrowings	56,000	23,659	69,000
Repayments on short-term debt borrowings and overdrafts	(58,104)	(46,500)	(46,726)
Long-term debt borrowings	552,352	705,904	817,697
Long-term debt repayments	(637,838)	(735,199)	(860,394)
Payment of debt issuance costs	(583)	—	(1,343)
Payment of noncontrolling interests	—	—	(797)
Affiliate transaction costs	—	—	(15,000)
Dividends paid to noncontrolling interests	(1,657)	(1,566)	(1,220)
Preferred return on preferred units	—	—	(570)
Funding by affiliates	—	—	28
Repayment of notes issued to affiliates	1,726	20,954	15,070
Note receivable issued to affiliates	—	(20,311)	(25,000)

Cash flow (used in) financing activities	(88,104)	(53,059)	(49,255)

Effect of foreign currency exchange rate changes on cash	2,633	(1,556)	(2,189)

Increase (decrease) in cash and cash equivalents	1,881	2,755	(70,420)
Cash and cash equivalents at beginning of the year	64,914	62,159	132,579

Cash and cash equivalents at end of year	$66,795	$64,914	$62,159

Supplemental cash flow information:
Income tax payments, net of refunds	$37,206	$51,488	$47,720
Interest payments on borrowings	74,956	83,412	73,854
Non-cash realized gains (losses) on financial instruments	(4,908)	11,584	—
Non-cash Investing and Financing Activities:
Accrued property, plant and equipment	47,231	51,383	4,792

See Notes to Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

DFC HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

					Equity Attributable to DFC Holdings, LLC
								Accumulated Other Comprehensive Loss
	Common Units	Preferred Units	Class A Units	Class B Units	Additional Paid-In Capital	Notes Receivable from Affiliate	Accumulated Deficit	Derivative Instruments	Pension & Other Postretirement Benefits	Cumulative Translation Adjustment	Equity Attributable to Noncontrolling Interests	Total Equity
	(In thousands, except units)
Balance at December 30, 2017	1,000	100	—	—	$868,086	$(14,663)	$(418,491)	$—	$(25,270)	$(35,421)	$7,372	$381,613
Net income (loss)	—	—	—	—	—	—	(15,398)	—	—	—	1,832	(13,566)
Affiliate transaction costs	—	—		—	—	—	(15,000)	—	—	—	—	(15,000)
Repayment of notes issued to affiliates	—	—	—	—	—	15,070	—	—	—	—	—	15,070
Notes issued to affiliates	—	—	—	—	—	(25,000)	—	—	—	—	—	(25,000)
Interest receivable from affiliates	—	—	—	—	914	(914)	—	—	—	—	—	—
Contributions (distributions)	—	—	—	—	28	—	(570)	—	—	—	(1,220)	(1,762)
Acquisition of noncontrolling interests	—	—	—	—	(944)	—	—	—	—	—	147	(797)
Foreign currency translation adjustment, net of income tax of $0	—	—	—	—	—	—	—	—	—	(19,158)	—	(19,158)
Change in employee benefit plans, net of income tax benefit of $2,660	—	—	—	—	—	—	—	—	(12,818)	—	—	(12,818)
July 31, 2018 amendment and restatement of the LLC agreement	(1,000)	(100)	550	450	—	—	—	—	—	—	—	—

Balance at December 29, 2018	—	—	550	450	$868,084	$(25,507)	$(449,459)	$—	$(38,088)	$(54,579)	$8,131	$308,582

Net income	—	—	—	—	—	—	39,364	—	—	—	1,971	41,355
Repayment of notes issued to affiliates	—	—	—	—	—	20,510	—	—	—	—	—	20,510
Notes issued to affiliates	—	—		—	—	(20,000)	—	—	—	—	—	(20,000)
Interest receivable from affiliates	—	—	—	—	444	(311)	—	—	—	—	—	133
Distributions	—	—	—	—	—	—	—	—	—	—	(1,566)	(1,566)
Reclassification of stranded tax effects from the Tax Cuts and Jobs Act	—	—	—	—	—	—	4,134	—	(4,134)	—	—	—
Foreign currency translation adjustment, net of income tax of $0	—	—	—	—	—	—	—	—	—	(8,265)	—	(8,265)
Change in employee benefit plans, net of income tax benefit of $1,131	—	—	—	—	—	—	—	—	(5,131)	—	—	(5,131)

Balance at December 28, 2019	—	—	550	450	$868,528	$(25,308)	$(405,961)	$—	$(47,353)	$(62,844)	$8,536	$335,598

Net income	—	—	—	—	—	—	42,708	—	—	—	1,854	44,562
Interest receivable from affiliate	—	—	—	—	1,423	303	—	—	—	—	—	1,726
Distributions	—	—	—	—	—	—	—	—	—	—	(1,657)	(1,657)
Foreign currency translation adjustment, net of income tax of $0	—	—	—	—	—	—	—	—	—	25,575	—	25,575
Net unrealized loss on derivatives, net of income tax benefit of $2,758	—	—	—	—	—	—	—	(8,417)	—	—	—	(8,417)
Change in employee benefit plans, net of income tax benefit of $928	—	—	—	—	—	—	—	—	(7,045)	—	—	(7,045)

Balance at December 31, 2020	—	—	550	450	$869,951	$(25,005)	$(363,253)	$(8,417)	$(54,398)	$(37,269)	$8,733	$390,342

See Notes to Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

DFC HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS

DFC Holdings, LLC is the sole owner of Dole Food Company, Inc. and its consolidated subsidiaries (collectively referred to herein as “Dole” or the “Company”). Dole is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality fresh fruit and vegetables. Dole is one of the largest producers of bananas and pineapples and is an industry leader in packaged salads, fresh-packed vegetables and fresh berries.

Dole conducts operations throughout North America, Latin America, Europe, Asia, the Middle East and Africa (primarily in South Africa). As a result of its global operating and financing activities, Dole is exposed to certain risks including changes in commodity and fuel costs, fluctuations in interest rates, fluctuations in foreign currency exchange rates, as well as other environmental and business risks in both sourcing and selling locations.

Dole’s principal products are produced on both Company-owned and leased land and are also acquired through associated producer and independent grower arrangements. Dole’s products are primarily packed and processed by Dole and sold to wholesale, retail and institutional customers and other food product companies.

DFC Holdings, LLC was established as a Delaware limited liability company (the “Parent”) on August 8, 2013. The limited liability company agreement was amended and restated on December 29, 2014. Until July 31, 2018, the Members of Dole were wholly owned through the Parent by David H. Murdock (“Mr. Murdock”), Dole’s Chairman. On February 1, 2018, Mr. Murdock, through his wholly owned subsidiaries, entered into a Securities Purchase Agreement (the “Agreement”) with a wholly owned subsidiary of Total Produce plc (“Total Produce”) to sell 45% of the Parent for $300.0 million (the “Transaction”). The Parent wholly owns the Company and has no independent assets or operations apart from its investment in the Company and on a consolidated basis has the same assets, liabilities, total equity and earnings as the Company. The Transaction closed on July 31, 2018. On February 17, 2021, Dole, Total Produce, and Mr. Murdock announced that they have entered into a binding transaction agreement (including all subsequent amendments, the “IPO Agreement”) to combine Dole and Total Produce under a newly created entity listed in the U.S. (“NewDole”) (the “IPO Transaction”). See Note 21 “Total Produce plc Transaction” and Note 22 “Subsequent Events” for further information.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of this filing, Dole operations remain open and in production throughout the world. The Company cannot reasonably estimate the length or severity of this pandemic. The Company experienced certain direct costs primarily related to personal protective equipment and transportation, and costs due to lower production capacity from a plant shutdown. However, the Company is not able to reasonably estimate the full extent to which the disruption may have indirectly impacted the Company’s consolidated financial position, consolidated results of operations, and consolidated cash flows in fiscal year 2020.

NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements herein are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). In the opinion of management, the

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PURSUANT TO 17 C.F.R. SECTION 200.83

consolidated financial statements of Dole include all necessary adjustments, which are of a normal recurring nature, to present fairly Dole’s financial position, results of operations and cash flows.

Dole’s consolidated financial statements include the accounts of majority owned subsidiaries over which Dole exercises control, and entities that are not majority owned but require consolidation, because Dole has the ability to exercise control over operating and financial policies or has the power to direct the activities that most significantly impact the entities’ economic performance. Intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, marketing programs, income taxes, self-insurance reserves, retirement benefits, financial instruments, and commitments and contingencies. Actual results could differ from these estimates and assumptions.

During February of 2021, the Board of Directors of the Company approved a change in the fiscal year end from a 52/53 week year ending on the Saturday closest to December 31 to a calendar year ending on December 31. The change was made effective with fiscal year 2020 on a prospective basis, and, therefore, operating results for prior years were not adjusted.

As a result of the change, fiscal year 2020 consisted of 369 days ending on December 31, 2020, fiscal year 2019 consisted of 364 days ending on December 28, 2019, and fiscal year 2018 consisted of 364 days ending on December 29, 2018. Under a 52/53 week year, fiscal year 2020 would have consisted of 371 days ending on January 2, 2021. As such, the change in fiscal year resulted in two fewer operating days. The Company performed an assessment of the change in fiscal year and concluded that the change did not have a material impact to Dole’s financial condition, results of operation or cash flows nor comparability to prior years.

Summary of Significant Accounting Policies

Revenue Recognition: Revenue is recognized when a performance obligation is satisfied as control of a good or service is transferred to a customer in the amount expected to be entitled at transfer. For each customer contract, the performance obligations are identified, the transaction price is allocated to the individual performance obligations, and revenue is recognized when these performance obligations are fulfilled and control of the good or service is transferred to the customer. The transfer of control of a good or service to customers is based on written sales terms that allow customers right of return when the good or service does not meet certain quality factors.

Revenue consists primarily of product revenue which includes the selling of agricultural goods to third-party customers. Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling, and palletization related to the transfer of products. The Company also has certain marketing contracts in which Dole is the principal, and the revenue and cost of sales is reported on a gross basis.

Revenue also includes service revenue, which includes commissions with third-party growers, management fees, and royalties for the use of Company brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by leasing a Company vessel, leasing available space within a Company vessel, or providing handling and transportation services of containerized cargo on Company vessels. Net service revenues were less than 10% of total revenue for the years ended December 31, 2020, December 28, 2019, and December 29, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Dole’s incremental costs of obtaining a contract have primarily consisted of sales commissions, and the Company elected the practical expedient to expense these costs for contracts that are less than one year. These costs are included in selling, marketing and general and administrative expenses on the consolidated statements of operations. If these costs relate to contracts that are greater than one year, the incremental costs are capitalized as a contract asset and amortized over the period from which the contract is obtained until the performance obligations are met. Incremental costs of obtaining a contract have not historically been material to Dole, and Dole’s contracts are historically less than one year.

The Company treats shipping and handling costs that occur before the customer obtains control of the good as a fulfilment cost rather than a service performance obligation. Further, Dole elects the practical expedient to exclude sales and other taxes imposed by government authorities on revenue-producing transactions from the transaction price.

The period between Dole transferring a promised good or service to a customer and customer payment is expected to be less than one year and, as such, Dole elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.

Revenue is recorded net of any sales allowances, sales promotions, and sales incentives. Sales allowances are calculated based on historical claims information. Dole offers sales promotions and sales incentives to its customers (resellers) and to its consumers. Sales promotions are temporary price reductions on third-party sales and sales incentives include consumer coupons and discounts, volume and timing rebates, and product placement fees. Estimated sales discounts are recorded in the period in which the related sale is recognized. Volume rebates are recognized as earned by the customer based upon the contractual terms of the arrangement with the customer and, where applicable, Dole’s estimate of sales volume over the term of the arrangement. All other sales incentives are estimated using both historical trends and current volumes and assumptions. The Company also enters cooperative advertising arrangements in which Dole refunds a retailer for a portion of the costs incurred to advertise Dole’s products. The value of these arrangements is treated as a reduction of revenue, unless the arrangement results in a separate performance obligation for Dole, in which these amounts are recorded in selling, marketing and general and administrative expenses on the consolidated statements of operations. Adjustments to estimates are made periodically as new information becomes available and actual sales volumes become known. Adjustments to these estimates have historically not been significant to Dole. See Note 6 “Trade Receivables and Grower Advances” for additional detail on allowances for sales deductions.

Cost of Sales: Cost of sales primarily consist of costs associated with the production or purchasing of inventory, packaging materials, labor, depreciation, overhead, transportation, and other distribution costs. Cost of sales also includes recurring agricultural costs and shipping and handling costs, which are detailed below.

Agricultural Costs: Plant costs, including seeds, trees, vines, and stems, and preproduction costs, including land preparation, pre-planting, and planting costs, are generally capitalized into inventory and charged to cost of sales when the related crop is harvested and sold, with the exception of pineapples, in which the costs are expensed as incurred. Certain plant and preproduction costs are capitalized to property, plant and equipment, depending on the crop, and charged to cost of sales over the related useful life. All land development costs, including farm and soil improvements, are capitalized to property, plant and equipment. The useful lives for plant, preproduction, and land development costs capitalized to property, plant and equipment are 2 to 25 years, based on historical yields, climate and weather conditions, and likelihood of disease and pest interference. Recurring agricultural costs after the preproduction period, including ongoing pruning, fertilization, watering, and farm labor, are generally capitalized into inventory and charged to cost of sales when the related crop is harvested and sold, with the exception of pineapples and bananas, in which the costs are expensed as incurred.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Shipping and Handling Costs: Amounts billed to third-party customers for shipping and handling are included as a component of revenues. Shipping and handling costs incurred are included as a component of cost of sales and represent fulfillment costs incurred by Dole to ship products from the sourcing locations to the end customer and are not considered separate performance obligations.

Value-Added Taxes: Value-added taxes that are collected from customers and remitted to taxing authorities are excluded from revenues and cost of sales. Receivables related to value-added taxes are included within other receivables, net.

Marketing and Advertising Costs: Marketing and advertising costs, which include media, production, and other promotional costs, are generally expensed in the period in which the marketing or advertising first takes place. Marketing and advertising costs, included in selling, marketing and general and administrative expenses on the consolidated statements of operations, amounted to $12.3 million, $14.4 million and $14.3 million for the years ended December 31, 2020, December 28, 2019 and December 29, 2018, respectively.

Research and Development Costs: Research and development costs are expensed as incurred and are included in cost of sales or selling, marketing and general and administrative expenses on the consolidated statements of operations. Research and development costs amounted to $10.8 million, $9.7 million and $8.8 million for the years ended December 31, 2020, December 28, 2019 and December 29, 2018, respectively.

Income Taxes: Dole accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred income tax assets for which it is deemed more likely than not that future taxable income will not be sufficient to realize the related income tax benefits from these assets. Dole establishes additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In addition, once the recognition threshold for the tax position is met, only the portion of the tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority is recorded. The impact of provisions for uncertain tax positions, as well as the related net interest and penalties, are included in income taxes in the consolidated statements of operations. State income taxes and withholding taxes, which would be due upon the repatriation of foreign subsidiary earnings, have not been provided where the undistributed earnings are considered indefinitely invested.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and highly liquid investments, primarily money market funds and time deposits, with original maturities of three months or less. Cash and cash equivalents also include restricted amounts, which are de minimis and therefore not material to the financial statements.

Short-Term and Long-Term Investments: Short-term investments include the portion of the Rabbi Trust securities portfolio that approximates the short-term liability of the frozen non-qualified Supplemental Executive Retirement Plan (“SERP”) defined benefit plan and the total liability of the non-qualified deferred compensation Excess Savings Plan (“ESP”). Long-term investments include the portion of the Rabbi Trust securities portfolio that will be used to fund a portion of the long-term liability of the SERP plan. Securities are recorded at fair value with realized and unrealized holding gains and

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

losses included in earnings. Dole estimates the fair value of its investments using prices provided by its custodian. See Note 16 “Fair Value Measurements” for fair value disclosures.

Trade Receivables: Trade receivables less allowances are recognized at net realizable value, which approximates fair value. Credit risk related to trade receivables is mitigated due to the large number of customers dispersed worldwide. To reduce credit risk, Dole performs periodic credit evaluations of its customers but does not generally require advance payments or collateral. Additionally, Dole periodically estimates expected credit losses for all outstanding trade receivables to determine if a related impairment loss and allowance should be recognized. Dole estimates its allowance for credit losses for trade receivables on a collective pool basis when the Company believes similar risk characteristics exist among customers. For Dole, similar risk characteristics may include geographic region, type of customer, or market conditions, among other factors. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing customer credit monitoring, macroeconomic indicators, and historical credit loss on customers and geographic regions. One customer, a large nationwide retailer, accounted for approximately 11% and 10% of Dole’s revenue during the years ended December 31, 2020 and December 28, 2019, respectively. No other individual customer accounted for greater than 10% of Dole’s revenues for the years ended December 31, 2020, December 28, 2019, or December 29, 2018, nor accounted for greater than 10% of Dole’s accounts receivable as of December 31, 2020 or December 28, 2019.

Dole adopted ASU 2016-13, Financial instruments – Credit losses (Topic 326) Measurement of credit losses on financial instruments (“ASC 326”), and subsequent amendments to the guidance effective December 29, 2019, the first day of the 2020 fiscal year. See Note 3 “New Accounting Pronouncements” and Note 6 “Trade Receivables and Grower Advances” for additional detail on the Company’s allowance for credit losses and ASC 326 adoption.

Grower Advances: Dole makes advances to third-party growers for various farming needs. Some of these advances are secured with crop harvests, property or other collateral owned by the growers. Dole monitors these receivables on a regular basis and periodically estimates expected credit losses for all outstanding grower advances to determine if a related impairment loss and allowance should be recognized. These expected credit losses are evaluated on a case-by-case basis and are based on historical credit loss information among other quantitative and qualitative factors. Grower advances are stated at the gross advance amount less allowances for expected credit losses. Grower advances are disaggregated into short-term advances that mature in twelve months or less, which are included within grower advance receivables, net, and long-term advances that are included in other assets, net, within the consolidated balance sheets. See Note 6 “Trade Receivables and Grower Advances” for additional detail on the allowance for credit losses of grower advances and the breakout of short-term and long-term advances.

Other Receivables: Other receivables consists primarily of miscellaneous notes receivable, hedging receivables, and receivables from governmental institutions. These receivables are recorded at net realizable value. Allowances against receivables are established based on specific account data and factors such as Dole’s historical losses, current economic conditions, age of receivables, the value of any collateral, and payment status compared to payment terms. Account balances are written off against the allowance if and when management determines the receivable is uncollectible.

Concentration of Credit Risk: Financial instruments that potentially subject Dole to a concentration of credit risk principally consist of cash equivalents, investments, derivative contracts, and grower advances. As discussed above, credit risk related to trade receivables is mitigated through the Company’s large customer base and periodic credit valuations. Dole maintains its cash and investments with high quality financial institutions. The counterparties to Dole’s derivative contracts,

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

which are discussed in greater detail below, are major financial institutions. Grower advances are principally with farming enterprises and are generally secured by the underlying crop harvests, property, or other collateral owned by the growers.

Inventories: Inventories are valued at the lower of cost or net realizable value. Costs related to fresh fruit and fresh vegetables are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies. In the normal course of business, the Company incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning, and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. Generally, all recurring direct and indirect costs of growing crops for deciduous fruit, vegetables, citrus, and fresh fruit other than bananas and pineapples are capitalized into inventory. These costs are recognized into cost of sales during each harvest period. See Note 8 “Details of Certain Assets and Liabilities” for additional detail on the disaggregation of inventories by inventory class.

Investments in Unconsolidated Affiliates: Investments in unconsolidated affiliates and joint ventures with ownership of 20% to 50% are recorded using the equity method, provided Dole has the ability to exercise significant influence. All other unconsolidated investments are accounted for using the cost method. At December 31, 2020 and December 28, 2019, substantially all of Dole’s investments in unconsolidated affiliates and joint ventures have been accounted for under the equity method. See Note 20 “Investments in Unconsolidated Affiliates” for additional detail.

Dole evaluates its equity and cost method investments for impairment when facts and circumstances indicate that the carrying value of such investments may not be recoverable. Dole reviews several factors to determine whether the loss is other than temporary, such as the length and extent of the fair value decline, the financial condition and near-term prospects of the investee, and whether Dole has the intent to sell or will be required to sell before the investment’s anticipated recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recorded in earnings. Dole did not recognize any impairment charges for investments in unconsolidated affiliates for the years ended December 31, 2020, December 28, 2019 and December 29, 2018.

Property, Plant and Equipment: Property, plant and equipment is stated at cost plus asset retirement obligations, if any, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of these assets. Dole reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to discounted expected future cash flows or comparable market values, depending on the nature of the asset group. Routine maintenance and repairs are expensed as incurred. Dole did not recognize any impairment charges for property, plant and equipment for the years ended December 31, 2020, December 28, 2019 and December 29, 2018. See Note 10 “Property, Plant and Equipment” for additional detail on the major classes of property, plant and equipment and the respective useful lives of the asset classes.

Dry-Docking Costs: Dole incurs costs for planned major maintenance activities related to its vessels during regularly scheduled dry dockings that occur approximately every 2 to 5 years, depending on the age of the vessel. Costs incurred during the dry-docking period, such as overhaul costs, are capitalized and amortized to the next overhaul. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed as incurred and included in costs of sales.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Goodwill and Intangible Assets: Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. Fair values for goodwill and intangible assets are determined based on discounted cash flows, market multiples, or appraised values, as appropriate. Dole tests goodwill for impairment at the reporting unit level annually on the first day of the fourth quarter of each fiscal year and when there is an indicator of impairment. Dole defines each of its three operating business segments as reporting units for purposes of evaluating goodwill for impairment: Fresh Fruit, Fresh Vegetables, and Diversified.

Dole’s indefinite-lived intangible assets, primarily consisting of the DOLE brand trademark and trade name (“Dole brand”), are considered to have an indefinite life because they are expected to generate cash flows indefinitely and, as such, are not amortized. Indefinite-lived intangible assets are reviewed for impairment annually on the first day of the fourth quarter of each fiscal year, or more frequently if certain impairment indicators arise. From time to time, Dole also develops local trade names and other definite-lived intangible assets that are recorded at fair value and amortized on a straight-line basis over 5 to 10 years. These definite-lived intangible assets have not historically been material to Dole.

For the years ended December 31, 2020, December 28, 2019, and December 29, 2018, the Company qualitatively assessed whether it was more likely than not that the respective fair values of each reporting unit were less than their carrying amounts, inclusive of goodwill, and concluded that this condition did not exist. Similarly, the Company evaluated each indefinite-lived intangible asset and concluded that it was not more likely than not that the respective fair values of the indefinite-lived intangible assets were below the carrying amount. As such, Dole did not perform the first step of the two-step goodwill impairment test for any reporting unit or indefinite-lived intangible asset impairment test for any of the Company’s indefinite-lived intangible assets for the years ended December 31, 2020, December 28, 2019, and December 29, 2018.

The Company is also monitoring for other long-term impacts of the COVID-19 pandemic, such as the impairment of goodwill, intangibles, or other long-lived assets. As of the end of the year, Dole has not identified indicators of impairment as a result of the pandemic.

See Note 11 “Goodwill and Intangible Assets” for additional detail.

Foreign Currency Exchange: The functional currency of Dole is the U.S. dollar. For subsidiaries with transactions that are denominated in a currency other than the functional currency, the net foreign currency exchange transaction gains or losses resulting from the translation of monetary assets and liabilities to the functional currency are included in determining net income. Net foreign currency exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar are recorded as a part of the cumulative translation adjustment in members’ equity.

Derivative Financial Instruments: Dole also holds derivative instruments to hedge against foreign currency exchange, fuel costs, and interest rates on long-term borrowings. Dole estimates the fair value of its derivatives, including any credit valuation adjustments, using market-based inputs. On December 29, 2019, the first day of the 2020 fiscal year, Dole adopted hedge accounting and designated qualifying cash flow hedges as hedging instruments. For these instruments, all realized gains and losses are included in earnings and unrealized gains and losses are included in accumulated other comprehensive loss. For all other hedges not designated as hedging instruments, all realized and unrealized gains and losses are included in earnings. See Note 15 “Derivative Financial Instruments” for additional detail on derivative instruments and the impact of the adoption of hedge accounting.

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Fair Value Hedges: The Company enters fair value hedges to reduce the exposures in fair values of certain assets and liabilities against foreign currency exchange. Dole enters into foreign currency forward contracts to hedge the changes in fair value of intercompany loans denominated in a currency other than the U.S. dollar functional currency.

Cash Flow Hedges: The Company enters cash flow hedges to reduce the exposure to variability in certain expected future cash flows related to foreign currency exchange, fuel costs and interest rates on long-term borrowings. Dole enters into foreign currency exchange forward contracts and option contracts to hedge a portion of its forecasted revenue, cost of sales, and operating expense. Dole incurs significant fuel costs transporting products from the sourcing locations to the end customer (reseller). To mitigate the price uncertainty of future purchases of bunker fuel, Dole enters into bunker fuel swap contracts. Additionally, in order to mitigate interest rate uncertainty on long-term debt, Dole enters into interest rate swap agreements.

Fair Value of Financial Instruments: Dole’s financial instruments primarily comprise cash and cash equivalents, short and long-term investments, short-term trade and grower receivables, trade payables, notes receivable and notes payable, as well as long-term grower receivables, finance lease obligations, asset-based loans, term loan facilities, and notes. For short-term instruments, excluding Dole’s short-term Rabbi Trust investments that are recorded at fair value, the carrying amount approximates fair value because of the short maturity of these instruments. For the long-term financial instruments, excluding Dole’s secured notes, term loans and long-term Rabbi Trust investments, the carrying amount approximates fair value since they bear interest at variable or fixed rates which approximate market. See Note 16 “Fair Value Measurements” for additional detail.

Dole also holds retirement plan assets which are measured at fair value. Dole estimates the fair values of its retirement plan assets based on quoted market prices, dependent on availability. In instances where quoted market prices are not readily available, the fair value of the investment securities is estimated based on pricing models using observable or unobservable inputs.

Leases: Dole leases fixed assets for use in operations where leasing offers advantages of operating flexibility and is less expensive than alternative types of funding. Dole also leases land in countries where land ownership by foreign entities is restricted or where purchasing is not a viable option. Dole adopted ASU 2016-02, Leases (Topic 842) (“ASC 842”) and subsequent amendments to the guidance effective December 30, 2018, the first day of the 2019 fiscal year, using the modified retrospective method.

Under ASC 842, Dole’s leases are evaluated at inception or at any subsequent modification and, depending on the lease terms, are classified as either finance or operating leases. For leases with terms greater than one year, the Company recognizes a related asset (“right-of-use asset”) and obligation (“lease liability”) on the lease commencement date, calculated as the present value of lease payments over the lease term. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Many of Dole’s leases include rental escalation clauses, renewal options, and/or termination options that are factored into the determination of lease payments when appropriate. Dole’s lease agreements do not contain any residual value guarantees. The majority of Dole’s leases are classified as operating leases. Dole’s principal operating leases are for vessel containers that do not meet finance lease criteria, ports, land, and warehouse facilities. Dole’s finance leases primarily consist of vessel containers and machinery and equipment that meet the finance lease criteria. Dole’s decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability of the renewal.

During fiscal year 2018, Dole accounted for its leases under ASC 840, the previous lease guidance. Dole’s leases were evaluated at inception or at any subsequent modification and, depending

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on the lease terms, were classified as either capital leases or operating leases. Capital leases were included on the balance sheet similar to the accounting treatment of finance leases under ASC 842, with capital lease assets being included in property, plant & equipment, net, and capital lease liabilities being included within debt, net; however, operating leases were excluded from the balance sheet. For operating leases that included rent escalations, rent holidays or rent concessions, rent expense was recognized on a straight-line basis over the life of the lease, with associated prepaid or deferred rent recognized on the balance sheet. When adopting ASC 842, Dole did not reassess lease classification and therefore operating leases and capital leases under ASC 840 are considered operating leases and finance leases, respectively, under ASC 842.

When available, the rate implicit in the lease is used to discount lease payments to present value; however, most of Dole’s leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement. See Note 14 “Leases” for additional detail.

Guarantees: Dole makes guarantees as part of its normal business activities. These guarantees include guarantees of the indebtedness of some of its key fruit suppliers and other entities integral to Dole’s operations. Dole also issues bank guarantees as required by certain regulatory authorities, suppliers, and other operating agreements, as well as to support the borrowings, leases, and other obligations of its subsidiaries. The majority of Dole’s guarantees relate to guarantees of subsidiary obligations and are scoped out of the initial measurement and recognition accounting requirements related to guarantees.

Workers Compensation and Loss Reserves: Dole self-insures certain losses arising out of workers compensation claims. Dole establishes workers compensation accruals for its self-insured programs based upon reported claims in process and actuarial estimates for losses incurred but not reported. Loss reserves, including incurred but not reported reserves, are estimated using actuarial methods, and ultimate settlements may vary significantly from such estimates due to increased claims frequency or the severity of claims.

Assets Held-for-Sale, Actively Marketed Property: Dole reports a business or assets as held-for-sale when management has approved or received approval to sell the business or assets and is committed to a formal plan, the business or assets are available for immediate sale, the business or assets are being actively marketed, the sale is anticipated to occur during the ensuing year, and the other specified criteria for classification are met. In certain situations when timing of the sale of land is uncertain, Dole classifies such assets as actively marketed property. A business or assets classified as held-for-sale or land classified as actively marketed property are recorded at the lower of their carrying amounts or estimated fair values less cost to sell. If the carrying amounts exceed their estimated fair values, losses are recognized. Depreciation is not recorded on assets classified as held-for-sale or on land improvements associated with actively marketed property. Assets and liabilities related to a business classified as held-for-sale and actively marketed property are segregated in the consolidated balance sheets, and major classes are separately disclosed in the notes to the consolidated financial statements commencing in the period in which the business or assets are classified as held-for-sale or actively marketed. See Note 9 “Assets Held-For-Sale and Actively Marketed Property” for additional detail.

Gain (Loss) on Asset Sales: Gain (loss) on asset sales primarily consists of gains and losses incurred through the disposal of assets held-for-sale and actively marketed property as discussed above. Other gains and losses include disposals of other property in the ordinary course of business and have not historically been significant.

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Merger, Transaction and Other Related Costs: Dole records and separately states merger, transaction, and legal costs to reflect non-recurring acquisition and merger-related activities. These costs were not significant for the years ended December 31, 2020, December 28, 2019 and December 29, 2018.

Discontinued Operations: Dole determines whether a disposal of a component or a group of components of Dole is required to be presented as discontinued operations, when the disposal represents a strategic shift that had, or will have, a major effect on Dole’s operations and financial results. A component of an entity comprises operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes. Income or loss related to discontinued operations was not material in the year ended December 31, 2020 and amounted to losses of $2.5 million and $3.9 million for the years ended December 28, 2019 and December 29, 2018, respectively. These losses primarily represent adjustments to tax-related indemnification accruals relating to issues that existed prior to the sale of Dole Asia to ITOCHU Corporation in 2013.

Note Receivable from Affiliate: In circumstances where the terms are not equivalent to those that prevail in an arm’s-length transaction, Dole accounts for loans to members as a reduction of members’ equity, and these loans are classified separately within the consolidated statement of members’ equity within note receivable from affiliate, as a direct reduction to total members’ equity. Interest on loans to members is recorded as an increase to additional paid- in capital and an increase to note receivable from affiliate, with payments decreasing note receivable from affiliate. Based on the nature of these equity transactions, cash movements related to these loans are considered financing activities within the consolidated statements of cash flows.

NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements Adopted

ASU 2016-13 – Financial Instruments – Credit Losses (Topic 326)

In June 2016, the FASB issued ASU 2016-13, Financial instruments – Credit losses (Topic 326): Measurement of credit losses on financial instruments, and subsequent amendments to the guidance, including Codification improvements to Topic 326 in November 2018 (ASU 2018-19) and May 2019 (ASU 2019-04), and Targeted transition relief in May 2019 (ASU 2019-05). ASC 326 replaces the incurred loss methodology for measuring credit losses with an expected loss model. The amendment affects the measurement of credit losses of trade receivables and any other financial asset measured at amortized cost. The standard clarifies that receivables arising from operating leases are accounted for using lease guidance and not as financial instruments. The amendments are applied on either a prospective transition or modified-retrospective approach depending on the subtopic.

In addition, the FASB issued ASU 2019-10, Financial instruments – Credit losses (Topic 326), Derivatives and hedging (Topic 815), and Leases (Topic 842) – Effective dates and ASU 2020-02, Financial instruments – Credit losses (Topic 326) and Leases (Topic 842) – amendments to SEC paragraphs pursuant to SEC Staff Accounting Bulletin No. 119 and update to SEC section on effective date related to accounting standards update No. 2016-02, Leases (Topic 842). The guidance clarifies the effective dates of accounting amendments, including credit losses as described above and provides SEC Staff Guidance on credit losses measured at amortized cost. All accounting amendments discussed above are effective for public entities in annual periods beginning after December 15, 2019, and interim periods within those fiscal years. Dole adopted this new accounting guidance on a prospective transition approach on December 29, 2019, the first day of Dole’s 2020 fiscal year. The adoption of this ASU did not have a material impact to the Company’s financial condition, results of operations, cash flows, and related disclosures. See Note 6 “Trade Receivables and Grower Advances” for additional detail on the Company’s allowance for credit losses.

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ASU 2017-04 – Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment, to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures goodwill impairment by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of goodwill. Under the amended guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The elimination of Step 2 from the goodwill impairment test should reduce the cost and complexity of evaluating goodwill for impairment. Amendments should be applied on a prospective basis disclosing the nature of and reason for the change in accounting principle upon transition. Disclosure should be provided in the first annual period and in the interim period in which an entity initially adopts the amendments. The accounting amendment is effective for public entities in annual periods beginning after December 15, 2019 and interim periods within those fiscal years. Dole adopted this new accounting guidance on December 29, 2019, the first day of Dole’s 2020 fiscal year and implemented the new goodwill impairment test during Dole’s annual goodwill assessment.

ASU 2017-12 – Derivatives and Hedging (Topic 815)

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The FASB issued this ASU to amend hedge accounting to enable entities to better portray hedging activities in the financial statements. The accounting guidance also aligns the recognition and presentation of the effects of hedging instruments and hedge items in the financial statements and includes targeted improvements related to the assessment of hedge effectiveness.

In addition, the FASB issued ASU 2019-10, Financial instruments – Credit losses (Topic 326), Derivatives and hedging (Topic 815), and Leases (Topic 842) – Effective dates. The guidance clarifies the effective dates of accounting amendments, including derivatives and hedging as described above. The accounting amendments are effective for public entities in annual periods beginning after December 15, 2018, and interim periods within those fiscal years. Dole elected hedge accounting and adopted the new accounting guidance on December 29, 2019, the first day of Dole’s 2020 fiscal year. See Note 15 “Derivative Financial Instruments” for additional detail on the impact of hedge accounting and the application of this accounting guidance.

ASU 2018-13 – Fair Value Measurement (Topic 820)

In August 2018, the FASB issued ASU 2018-13, Fair value measurement (Topic 820) – Disclosure framework – changes to the disclosure requirements for fair value measurement. This ASU removed certain disclosure requirements related to the fair value hierarchy, modifying existing disclosure requirements related to measurement uncertainty and adding new disclosure requirements, such as disclosing the changes in unrealized gains and losses for the period included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period and disclosing the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The accounting amendment is effective for public entities in annual periods beginning after December 15, 2019 and interim periods within those fiscal years. Dole adopted this new accounting guidance on December 29, 2019, the first day of Dole’s 2020 fiscal year. The adoption of this ASU did not have a material impact on Dole’s fair value disclosures.

ASU 2018-14 – Compensation – Retirement Benefits – Defined Benefit Plans

In August 2018, the FASB issued ASU 2018-14, Compensation – retirement benefits – Defined benefit plans – General (Subtopic 715-20) – Disclosure framework – Changes to the disclosure requirements for defined benefit plans. The ASU modified the disclosure requirements for employers

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that sponsor defined benefit pension or other postretirement plans. The accounting amendment is effective for public entities in annual periods beginning after December 15, 2020. Earlier application of this amendment is permitted. Dole early adopted this new accounting guidance on December 29, 2019, the first day of Dole’s 2020 fiscal year. The adoption of this ASU did not have a material impact on Dole’s disclosures. See Note 13 “Employee Benefit Plans” for additional detail.

ASU 2018-16 – Derivatives and Hedging (Topic 815)

In October 2018, the FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes. This ASU expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting. The accounting amendment is effective for public entities in annual periods beginning after December 15, 2018, and interim periods within those fiscal years. Dole elected hedge accounting and adopted the accounting guidance on December 29, 2019, the first day of Dole’s 2020 fiscal year. The adoption of this ASU did not have an impact on Dole’s financial condition, results of operations, cash flows or related disclosures, as Dole did not designate the Company’s interest rate swap hedge for hedge accounting. See Note 15 “Derivative Financial Instruments” for additional detail on the impact of hedge accounting and the application of this accounting guidance.

ASU 2018-17 – Targeted Improvements to Related Party Guidance for Variable Interest Entities (Topic 810)

In October 2018, the FASB issued ASU 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities. This ASU provides guidance on whether an entity is required to consolidate a variable interest entity when indirect interests are held through related parties in common control arrangements. The guidance clarifies that indirect interests should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests to evaluate whether these entities should be consolidated. Dole adopted this accounting guidance on December 29, 2019, the first day of Dole’s 2020 fiscal year. The adoption of this ASU did not have a material impact to the Company’s financial condition, results of operations, cash flows, and related disclosures, but the Company will continue to consider this ASU in its ongoing consolidation analysis.

ASU 2018-18 – Collaborative Arrangements (Topic 808)

In November 2018, the FASB issued ASU 2018-18, Collaborative arrangements (Topic 808) – Clarifying the interaction between Topic 808 and Topic 606. This ASU resolves the diversity in practice concerning the manner in which entities account for transactions based on their assessment of the economics of a collaborative arrangement. Guidance clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer and precludes recognizing revenue for consideration received from a collaborative arrangement if the participant is not a customer. The accounting amendment is effective for public entities in annual periods beginning after December 15, 2019, and interim periods within those fiscal years. Dole adopted this new accounting guidance on December 29, 2019, the first day of Dole’s 2020 fiscal year. The adoption of this ASU did not have a material impact to the Company’s financial condition, results of operations, cash flows, and related disclosures.

New Accounting Pronouncements Not Yet Adopted

ASU 2019-12, Income Taxes (Topic 740)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU introduces new guidance to evaluate whether a step-up in tax

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basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction, and also provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax. The ASU also makes changes to the current guidance for making intraperiod allocations and determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting, among other changes. The accounting amendment will be effective for public entities in annual periods beginning after December 15, 2020. Dole is assessing the effect of this accounting guidance on its consolidated financial statements and its method and timing of adoption.

ASU 2020-01 Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)

In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments in this update clarify certain interactions between the guidance to account for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323, and the guidance in Topic 815. This update could change how an entity accounts for an equity security under the measurement alternative or a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with Topic 825, Financial Instruments. The accounting amendment will be effective for public entities in annual periods beginning after December 15, 2020, and interim periods within those fiscal years. Dole is assessing the effect of this accounting guidance on its consolidated financial statements and its method and timing of adoption.

ASU 2020-04 – Reference rate reform (Topic 848) – Facilitation of the effects of reference rate reform on financial reporting

In March 2020, the FASB issued ASU 2020-04, Reference rate reform (Topic 848) – Facilitation of the effects of reference rate reform on financial reporting. The amendments in this update provide optional expedients and exceptions related to accounting for transactions affected by reference rate reform. The amendments only apply if certain criteria are met. The amendments in this update apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform.

In addition, in January 2021, the FASB issued ASU 2021-01, Amendments to reference rate reform (Topic 848). The amendments in this update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this update also capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. All amendments discussed above are elective and are effective upon issuance for all entities. Dole is assessing the effect of this accounting guidance on its consolidated financial statements and its method and timing of adoption.

ASU 2020-10 – Codification Improvements

In October 2020, the FASB issued ASU 2020-10, Codification Improvements. The amendments in this update seek to clarify guidance being applied in an inconsistent manner, however amendments are not expected to result in a significant change in practice. The amendments in this update are effective for public entities in annual periods beginning after December 15, 2020. Dole is assessing the effect of this accounting guidance on its consolidated financial statements and its method and timing of adoption.

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NOTE 4 — OTHER EXPENSE, NET

Included in other expense, net in Dole’s consolidated statements of operations are the following items:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Unrealized gain (loss) on foreign intercompany borrowings	$(15,218)	$(7,275)	$10,978
Realized (loss) on foreign intercompany borrowings	—	—	(1,929)
Non-cash realized gain (loss) on foreign intercompany borrowings	(4,908)	11,584	—
Unrealized gain (loss) on fair value hedge derivative instruments	5,112	(4,418)	(1,867)
Realized (loss) on fair value hedge derivative instruments	(5,782)	(2,051)	(3,836)
Realized (loss) on non-designated cash flow hedge derivative instruments	(4,470)	—	—
Gain (loss) on investments	2,820	3,059	(672)
Refinancing and other debt related costs	—	—	(5,458)
Non-service components of net periodic pension benefit costs	(7,448)	(4,811)	(5,072)
Other	589	596	515

Other expense, net	$(29,305)	$(3,316)	$(7,341)

NOTE 5 — CHARGES FOR RESTRUCTURING

2018 Restructuring

During the second quarter of 2018, Dole committed to a worldwide restructuring and reorganization. Major initiatives include reducing headcount costs, exiting certain business lines and activities, as well as optimizing marketing spend. In connection with the plan, Dole has relocated certain corporate and administrative functions to North Carolina and Costa Rica, including finance, information technology, legal and executive departments.

Dole incurred $1.3 million of restructuring charges during the year ended December 31, 2020 which are included in selling, marketing and general and administrative expenses on the consolidated statement of operations. Dole incurred $2.2 million and $13.3 million of restructuring charges during the years ended December 28, 2019 and December 29, 2018, respectively. Of the charges incurred during the year ended December 28, 2019, $0.8 million was included in costs of products sold and $1.4 million was included within selling, marketing and general and administrative expenses on the consolidated statement of operations. Of the charges incurred during the year ended December 29, 2018, $6.5 million was included in cost of sales and $6.8 million was included in selling, marketing and general and administrative expenses on the consolidated statement of operations. Dole has incurred cumulative restructuring charges of approximately $16.8 million through the year ended December 31, 2020 related to the 2018 restructuring plan. Of the $16.8 million incurred, $9.4 million relates to cumulative severance charges.

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A rollforward of Dole’s restructuring liabilities related to the 2018 restructuring, which are classified in accrued liabilities in the consolidated balance sheets, is summarized as follows:

	Severance and Other Employee- Related Costs	Lease Abandonment Costs and Other	Total
	(In thousands)
Balance as of December 29, 2018	$4,676	$1,640	$6,316
Charges incurred	1,391	856	2,247
Cash payments	(5,556)	(978)	(6,534)
Non-cash	—	(1,518)	(1,518)

Balance as of December 28, 2019	$511	$—	$511
Charges incurred	1,064	240	1,304
Cash payments	(374)	(160)	(534)

Balance as of December 31, 2020	$1,201	$80	$1,281

Dole does not expect to incur further material restructuring costs in connection with this restructuring plan.

2017 Restructuring

In the third quarter of 2017, Dole committed to a restructuring plan for its U.S. berries operations to ensure alignment with its growth objectives. As part of this plan, Dole closed its berry farms in the U.S. and reduced its workforce. Dole will continue to sell berries that will be sourced from Mexico and South America.

Dole incurred no restructuring charges for the year ended December 31, 2020. Dole incurred restructuring charges of approximately $0.3 million and $3.6 million during the years ended December 28, 2019 and December 29, 2018, respectively. All of the charges incurred during the year ended December 28, 2019 were included in selling, marketing and general and administrative expenses and all of the charges incurred during the year ended December 29, 2018 were included in cost of sales on the consolidated statement of operations, respectively. Dole incurred cumulative restructuring costs of $25.8 million through the year ended December 28, 2019 related to the 2017 restructuring plan. Of the $25.8 million incurred, $2.2 million relate to cumulative severance charges.

A rollforward of Dole’s restructuring liabilities related to the 2017 restructuring, which are classified in accrued liabilities in the consolidated balance sheets, is summarized as follows:

	Severance and Other Employee- Related Costs	Lease Abandonment Costs and Other	Total
	(In thousands)
Balance as of December 29, 2018	$346	$4,412	$4,758
Charges incurred (reversed)	(18)	306	288
Net cash (payments)	(269)	(3,079)	(3,348)

Balance as of December 28, 2019	$59	$1,639	$1,698
Charges (reversed)	(7)	—	(7)
Net cash (payments)	(52)	(633)	(685)

Balance as of December 31, 2020	$—	$1,006	$1,006

Dole does not expect to incur further material restructuring costs in connection with this restructuring plan.

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NOTE 6 — TRADE RECEIVABLES AND GROWER ADVANCES

ASC 326 – Credit Losses

The Company adopted ASC 326 on December 29, 2019, the first day of Dole’s 2020 fiscal year. The new guidance requires significant changes to how entities measure credit losses, replacing the incurred loss approach with an expected loss model for instruments measured at amortized cost. See below for additional detail on the Company’s receivables and allowance for credit losses.

Trade Receivables

Trade receivables as of December 31, 2020 and December 28, 2019 were $382.4 million and $372.4 million, net of allowances of $19.4 million and $20.5 million, respectively. The allowance for trade receivables consists of two components: 1) allowance for credit losses of $18.4 million and $19.5 million as of December 31, 2020 and December 28, 2019, respectively; and 2) allowance for sales deductions of $1.0 million as of December 31, 2020 and December 28, 2019. Allowance for sales deductions are accounted for under the scope of ASC 606, Revenue Recognition, and have historically not been material.

As a result of Dole’s robust credit monitoring practices, the industry in which it operates, and the nature of its customer base, the credit losses associated with trade receivables have been historically insignificant in comparison to annual net sales. The allowance for credit losses on trade receivables is measured on a collective pool basis when the Company believes similar risk characteristics exist among customers. For Dole, similar risk characteristics may include geographic region, type of customer, or market conditions, among other factors. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing customer credit monitoring, macroeconomic indicators, and historical credit loss on customers and geographic regions.

A rollforward of the allowance for credit losses for trade receivables was as follows:

Amount
(In thousands)
Balance as of December 28, 2019	$19,477
Provision for uncollectible accounts	4,324
Deductions to allowance related to write-offs	(2,938)
Recoveries of amounts previously written off	(3,154)
Reclassifications	671

Balance as of December 31, 2020	$18,380

Grower Advances

The Company makes both cash advances and material advances to third-party growers for various production needs on the farms including labor, fertilization, irrigation, pruning, and harvesting costs. Some of these advances are secured with property or other collateral owned by the growers.

Grower advances are categorized as either working capital advances or term advances. Working capital advances are made during a normal growing cycle for operating costs and other subsistence allowances to the farmers. These advances are short-term in nature and are intended to be repaid with the excess cash proceeds from the current crop harvest. Short-term grower loans and advances, whether secured or unsecured, are classified as grower advance receivables, net in the consolidated balance sheets.

Term advances are made to allow the grower to make capital improvements to the land or prepare it for development. These advances are long-term in nature and may or may not bear interest.

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Accrued interest on these arrangements has not been historically significant to the financial statements. These advances usually do not have defined repayment terms but are payable over the term of the supply agreement with the excess cash proceeds from the crop harvest after payment of any outstanding working capital advances. The term of the supply agreement is generally 5 to 10 years. Term advances are classified as other assets, net in the consolidated balance sheets.

The following table summarizes the short-term and long-term portions of grower advances as of December 31, 2020 and December 28, 2019:

	December 31, 2020		December 28, 2019
	Short-Term	Long-Term	Short-Term	Long-Term
	(In thousands)
Gross advances to growers and suppliers	$54,703	$6,489	$59,701	$6,831
Allowance for advances to growers and suppliers (past due)	(3,395)	(519)	(3,660)	(329)

Net advances to growers and suppliers	$51,308	$5,970	$56,041	$6,502

Dole monitors the collectability of grower advances through periodic review of financial information received from growers. The allowance for credit losses for grower advances is monitored by management on a case-by-case basis considering historical credit loss information for the grower, the timing of the growing season and expected yields, the fair value of the collateral, macroeconomic indicators, weather conditions, and other contributing factors.

Dole generally considers an advance to a grower to be past due when the advance is not fully recovered by the excess cash proceeds on the current year crop harvest, or the advance is not repaid by the excess cash proceeds by the end of the supply term agreements. Of the $57.3 million and $62.5 million of net advances to grower and suppliers at December 31, 2020 and December 28, 2019, respectively, $6.2 million and $8.2 million, respectively, was considered past due.

The following table details the advances to growers and suppliers including the related allowance based on their credit risk profile:

	December 31, 2020	December 28, 2019
	(In thousands)
Allowance for advances to growers and suppliers:
Gross Secured Advances	$33,717	$18,037
Allowances for Secured Advances	(1,150)	(1,084)
Gross Unsecured Advances	27,475	48,495
Allowances for Unsecured Advances	(2,764)	(2,905)

Balance, end of the year	$57,278	$62,543

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTE 7 — INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Current
Federal, state and local	$4,215	$3,547	$6,388
Foreign	25,193	23,892	26,398

	29,408	27,439	32,786

Deferred
Federal, state and local	3,261	(4,254)	16,086
Foreign	(1,023)	(807)	(1,438)

	2,238	(5,061)	14,648

Non-current income tax expense (benefit)
Federal, state and local	1,172	2,957	(70,380)
Foreign	(9,036)	(1,299)	12,666

	(7,864)	1,658	(57,714)

	$23,782	$24,036	$(10,280)

Pretax income (loss) from continuing operations before equity earnings was as follows:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
U.S.	$(33,310)	$(60,779)	$(141,923)
Non-U.S	99,548	129,182	123,275

	$66,238	$68,403	$(18,648)

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Dole’s reported income tax expense (benefit) on continuing operations differed from the expense calculated using the U.S. federal statutory tax rate for the following reasons:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Expense computed at U.S. federal statutory income tax rate of 21%	$13,910	$14,365	$(3,916)
Foreign income taxed at different rates	10,525	331	5,622
State and local income tax, net of federal income taxes	3,518	(247)	(192)
Change in valuation allowances	4,201	6,502	7,908
Changes in liabilities for uncertain tax positions, net of tax benefits	(8,373)	1,028	9,854
Transaction, insurance litigation and other related costs	—	280	2,441
Write-offs	—	1,728	—
Mandatory transition tax, net	—	—	(31,945)
Impact of federal tax rate change on deferred taxes	—	—	(14)
Permanent items and other	1	49	(38)

Income tax expense (benefit)	$23,782	$24,036	$(10,280)

Deferred tax assets (liabilities) comprised the following:

	December 31, 2020	December 28, 2019
	(In thousands)
Intangibles	$(59,757)	$(59,076)
Property, plant and equipment	(54,672)	(58,792)
Investments and other asset basis differences	10,449	9,952
Postretirement benefits	21,858	21,608
Operating accruals	12,949	12,352
Tax credit carryforwards	8,716	11,670
Net operating loss and other carryforwards	64,467	61,961
Valuation allowances	(93,233)	(89,963)
Interest expense disallowance	19,924	23,455
Other, net	9,728	6,417

	$(59,571)	$(60,416)

Dole has gross state and foreign net operating loss carryforwards of $806.0 million and $86.9 million, respectively, at December 31, 2020. Dole has recorded deferred tax assets of $42.0 million which has been offset by $0.1 million of liabilities for uncertain tax positions for state net operating loss carryforwards with varying expiration rules, which, if unused, approximately $21.1 million will expire between 2021 and 2030. Dole has recorded deferred tax assets of $22.6 million for foreign net operating loss carryforwards which are subject to varying expiration rules. State tax credit carryforwards of $10.0 million include $9.9 million which will expire between 2021 and 2030, and $0.1 million which can be carried forward indefinitely. Dole has $0.8 million of foreign tax credit carryforwards which, if unused, will expire in 2029.

A valuation allowance has been established to offset a portion of the federal interest expense disallowance, certain state net operating loss carryforwards, certain state tax credits and certain other

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

state deferred tax assets, certain foreign net operating loss carryforwards, and certain other deferred tax assets in foreign jurisdictions. Dole has deemed it more likely than not that future taxable income in the relevant taxing jurisdictions will be insufficient to realize all of the related income tax benefits for these assets. The net increase in valuation allowances in fiscal year 2020 debited to equity related items was $0.1 million.

Total deferred tax assets and deferred tax liabilities were as follows:

	December 31, 2020	December 28, 2019
	(In thousands)
Deferred tax assets	$285,111	$266,082
Deferred tax asset valuation allowance	(93,233)	(89,963)

	191,878	176,119
Deferred tax liabilities	(251,449)	(236,535)

Net deferred tax liabilities	$(59,571)	$(60,416)

Total net non-current deferred tax assets (liabilities) consist of:
Net non-current deferred tax assets*	15,751	14,651
Net non-current deferred tax liabilities	(75,322)	(75,067)

Total net non-current deferred tax assets (liabilities)	(59,571)	(60,416)

Total net deferred tax liabilities	$(59,571)	$(60,416)

*	Net non-current deferred tax assets are classified in other assets, net in the consolidated balance sheets.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits was as follows:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Unrecognized tax benefits - beginning balance	$56,571	$76,293	$65,736
Gross increases - tax positions in current period	829	450	—
Gross increases - tax positions in prior period	27	1,490	21,866
Gross decreases - tax positions in prior period	(1,689)	(2)	(3,035)
Settlements	(3,438)	(19,796)	(4,838)
Lapse of statute of limitations	(4,496)	(1,864)	(3,436)

Unrecognized tax benefits - ending balance	$47,804	$56,571	$76,293

The total for unrecognized tax benefits, including interest and penalties, was $56.5 million, $68.3 million and $87.7 million for the years ended December 31, 2020, December 28, 2019 and December 29, 2018, respectively. If recognized, approximately $54.8 million, net of federal and state tax benefits, would be recorded as a component of income tax expense and accordingly impact the effective tax rate.

Dole recognizes accrued interest and penalties related to its unrecognized tax benefits as a component of income taxes in the consolidated statements of operations. Accrued interest and

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

penalties, before tax benefits, of $8.7 million and $11.7 million at December 31, 2020 and December 28, 2019, respectively, were included as a component of other long-term liabilities in the consolidated balance sheets. At this time, Dole believes that it is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next twelve months by approximately $15.0 million related to taxation of foreign income and transfer pricing issues.

Undistributed Foreign Earnings: Prior to the enactment of the 2017 Tax Cuts and Jobs Act (“Tax Act”), with few exceptions, U.S. federal income and foreign withholding taxes had not been provided on the excess of the amount for financial reporting over the tax basis of investments in Dole’s foreign subsidiaries that were essentially permanent in duration. With the enactment of the Tax Act, all post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have now been subject to U.S. tax. Notwithstanding the U.S. taxation of these amounts, Dole intends to continue to invest most or all of these earnings, as well as the Company’s capital in these subsidiaries, indefinitely outside of the U.S. and does not expect to incur any significant, additional taxes related to such amounts. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole’s overall tax expense for that year. As of December 31, 2020, Dole has not made a provision for state or foreign withholding taxes on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are indefinitely reinvested.

DFC Holdings, LLC or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, Dole is no longer subject to income tax examinations by tax authorities for years prior to 2014.

Income Tax Audits: Dole believes its tax positions comply with the applicable tax laws and that it has adequately provided for all tax related matters. Matters raised upon audit may involve substantial amounts and could result in material cash payments if resolved unfavorably. Management considers it unlikely that the resolution of these matters will have a material adverse effect on Dole’s results of operations.

NOTE 8 — DETAILS OF CERTAIN ASSETS AND LIABILITIES

Inventories

	December 31, 2020	December 28, 2019
	(In thousands)
Inventories:
Finished products	$88,959	$103,772
Raw materials and work in progress	72,193	71,346
Crop growing costs	36,665	30,623
Agricultural and other operating supplies	22,546	25,382

	$220,363	$231,123

Physical goods that have completed production and are held-for-sale in the ordinary course of business are classified as finished products. Inventories classified as raw materials represent goods that will be consumed in production, such as fresh fruit or vegetables to be modified from their original form and awaiting packaging, as well as items such as consumer packing, labels, and pallets. Goods that are in the course of production are classified as work in progress. Inventories classified as crop growing costs include costs incurred up to the time crops are produced in commercial quantities. In addition, agricultural and other operating supplies that are consumed indirectly in production are also capitalized into inventory, such as ripening agents, fertilizer, and fuel.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Accrued Liabilities

	December 31, 2020	December 28, 2019
	(In thousands)
Accrued liabilities:
Environmental and insurance reserves	$1,064	$2,618
Employee-related costs and benefits	118,127	112,179
Amounts due to growers	117,645	102,067
Sales, marketing and advertising	34,240	30,526
Shipping related costs	73,385	57,670
Materials and supplies	13,644	17,814
Accrued interest	2,599	4,152
Deferred income	1,078	1,192
Liability for unrecognized tax benefits	—	5,532
Other taxes	6,730	8,473
Foreign currency forward contracts	12,048	8,892
Miscellaneous other accrued liabilities	32,017	26,419

	$412,577	$377,534

Miscellaneous other accrued liabilities primarily include liabilities related to accrued litigation reserves and legal costs and accruals recorded based on timing. See Note 17 “Commitments and Contingencies” for additional detail on the Company’s legal activity.

Other Long-Term Liabilities

	December 31, 2020	December 28, 2019
	(In thousands)
Other long-term liabilities:
Accrued postretirement and other employee benefits	$153,916	$157,685
Income taxes payable	45,831	51,223
Liability for unrecognized tax benefits	56,465	62,524
Miscellaneous other long-term liabilities	20,612	18,656

	$276,824	$290,088

Miscellaneous other long-term liabilities primarily include liabilities related to the Company’s interest rate swap hedge and accrued litigation reserves and legal costs. See Note 15 “Derivative Financial Instruments” for additional detail on the Company’s interest rate swap and Note 17 “Commitments and Contingencies” for additional detail on the Company’s legal activity.

NOTE 9 — ASSETS HELD-FOR-SALE AND ACTIVELY MARKETED PROPERTY

Dole continuously reviews its assets in order to identify those assets that do not meet Dole’s future strategic direction or internal economic return criteria. As a result of this review, Dole has identified and is in the process of selling certain assets which are classified as either held-for-sale or actively marketed property. The assets that have been identified are available for sale in their present condition and an active program is underway to sell the properties. Dole is actively marketing these properties at a price that is in excess of book value, but the timing of sale is uncertain.

Assets held-for-sale

During the year ended December 31, 2020, Dole approved and committed to sell real estate in Sweden and two warehouses in North America. Dole transferred assets of $3.5 million and liabilities of $0.1 million to assets and liabilities held-for-sale, respectively, for the Sweden property, and $2.4 million

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

of assets to assets held-for-sale for the North America properties. During the year ended December 31, 2020, Dole completed the sale of these assets in Sweden and North America that were designated as held-for-sale. Total gain on the sale in Sweden was $5.1 million and total gain on the sales in North America was $0.7 million. As of December 31, 2020, assets held-for-sale consist of two additional North America properties approved for sale. There are no liabilities held-for-sale as of December 31, 2020.

During the year ended December 28, 2019, Dole sold the Swedish fresh cut salad business which had assets with a net book value of $39.5 million and liabilities of $14.8 million. Total gain from the sale of the Swedish fresh cut salad business was $17.9 million. Dole concluded that it was not probable that the remaining assets within Sweden and Finland would be sold within the next year and therefore no longer qualified as held-for-sale. As a result, the Company reversed assets with a net book value of $5.8 million and liabilities of $1.0 million back to their respective line items. In addition, during the year ended December 28, 2019, Dole began to actively market the Livingston ranch property associated with the Company’s Fresh Vegetables division. As a result, the property was reclassified to assets held-for-sale. The property had assets with a net book value of $7.1 million and no associated liabilities. Dole sold the Livingston ranch property during the year ended December 28, 2019, which resulted in the disposal of all assets held-for-sale. Total gain from the sale of the Livingston ranch was $3.0 million. As of December 28, 2019, there were no assets or liabilities held-for-sale.

During the year ended December 29, 2018, Dole sold the Corporate headquarters building in California and recognized a net gain of $7.3 million. Dole also recognized a net gain of $0.7 million in 2018 related to the resolution of an earn-out payment received from the sale of the Swedish flower business that was sold during 2017 and previously classified as assets held-for-sale.

A rollforward of assets held-for-sale was as follows:

Amount
(In thousands)
Balance as of December 29, 2018	$45,599
Additions related to the Livingston ranch	7,136
Sale of the fresh cut salad business	(39,469)
Sale of Livingston ranch	(7,136)
Foreign currency translation and other adjustments	(336)
Reclassifications to property, plant and equipment, net	(5,794)

Balance as of December 28, 2019	$—
Additions related to Sweden property	3,509
Additions related to North America property	2,421
Additions related to other property	255
Sale of Sweden property	(3,509)
Sale of North America property	(2,421)

Balance as of December 31, 2020	$255

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

A rollforward of liabilities held-for-sale in accrued liabilities on the consolidated balance sheets was as follows:

Amount
(In thousands)
Balance as of December 29, 2018	$15,919
Sales of the fresh cut salad businesses	(14,833)
Foreign currency translation and other adjustments	(65)
Reclassifications to miscellaneous other accrued liabilities	(1,021)

Balance as of December 28, 2019	$—
Additions related to Sweden property	75
Sale of Sweden property	(75)

Balance as of December 31, 2020	$—

The major classes of assets included in assets held-for-sale in the consolidated balance sheets were as follows:

December 31, 2020
(In thousands)
Property, plant and equipment, net	$255

$255

Actively marketed property

During the year ended December 31, 2020, Dole sold 349 acres of actively marketed Hawaii land with a net book value of $8.8 million and recognized a gain of $6.3 million. The Company also reclassified $3.0 million of actively marketed property to land and land improvements within property, plant and equipment, net, related to land in Latin America with a net book value of $0.2 million and real estate in Latin America of the former fresh cut flowers division with a net book value of $2.8 million, as Dole concluded that it was not probable that the property would be sold within the next year. During the year ended December 28, 2019, Dole sold approximately 3,800 acres of land in Hawaii with a net book value of $5.1 million and recognized a gain of $2.9 million. During the year ended December 29, 2018, Dole sold approximately 4,200 acres of land in Hawaii with a net book value of $26.2 million and recognized a gain of $5.9 million. As of December 31, 2020, actively marketed property consisted of approximately 5,051 acres of Hawaii land, with a net book value of $47.1 million.

A rollforward of actively marketed property was as follows:

Amount
(In thousands)
Balance as of December 29, 2018	$63,952
Transfer to land and land improvements	(50)
Hawaii land sales	(5,062)

Balance as of December 28, 2019	$58,840
Transfer to land and land improvements	(2,963)
Hawaii land sales	(8,796)

Balance as of December 31, 2020	$47,081

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment were as follows:

	December 31, 2020	December 28, 2019
	(In thousands)
Land and land improvements	$480,291	$484,264
Buildings and leasehold improvements	300,832	291,733
Machinery and equipment	379,613	346,922
Computer software	26,588	24,306
Vessels and containers	289,708	290,174
Machinery and equipment and vessel containers under finance leases	64,844	45,666
Construction in progress	164,181	128,507

	1,706,057	1,611,572
Accumulated depreciation	(580,419)	(514,772)

	$1,125,638	$1,096,800

Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

Years
Land improvements	2 to 35
Buildings and leasehold improvements*	2 to 50
Machinery and equipment	1 to 35
Computer software	1 to 10
Vessels and containers	5 to 21
Equipment and vessel containers under finance leases	Shorter of useful life or life of lease

*	Leasehold improvements are depreciated using the shorter of the useful life or life of the lease.

Depreciation expense on property, plant and equipment totaled $91.4 million, $88.1 million and $89.6 million for the years ended December 31, 2020, December 28, 2019 and December 29, 2018, respectively. Interest expense capitalized into property, plant and equipment was $4.2 million and $0.9 million for the years ended December 31, 2020 and December 28, 2019, respectively.

NOTE 11 — GOODWILL AND INTANGIBLE ASSETS

The balance of goodwill was $329.8 million as of December 31, 2020 and December 28, 2019.

Details of Dole’s intangible assets as of December 31, 2020 were as follows:

	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)
Dole brand name	—	$250,000	$—	$250,000
Water rights	—	4,246	—	4,246
Other	6 years	215	(68)	147

		$254,461	$(68)	$254,393

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Details of Dole’s intangible assets as of December 28, 2019 were as follows:

	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)
Dole brand name	—	$250,000	$—	$250,000
Water rights	—	4,276	—	4,276
Other	6 years	215	(36)	179

		$254,491	$(36)	$254,455

A rollforward of intangible assets excluding goodwill for the years ended December 31, 2020 and December 28, 2019 was as follows:

Amount
(In thousands)
Balance as of December 29, 2018	$254,323
Additions	146
Amortization	(36)
Foreign exchange impact	22

Balance as of December 28, 2019	$254,455
Amortization	(32)
Foreign exchange impact	(30)

Balance as of December 31, 2020	$254,393

As of December 31, 2020, the estimated amortization expense associated with Dole’s intangible assets for each of the next five fiscal years was as follows:

Amount
(In thousands)
2021	$37
2022	37
2023	37
2024	36
2025	—

Total	$147

Dole evaluates goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would indicate that impairment may exist. There was no impairment of goodwill or intangible assets recorded for the years ended December 31, 2020, December 28, 2019 and December 29, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTE 12 — NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt consisted of the following:

	December 31, 2020	December 28, 2019
	(In thousands)
Secured debt:
ABL revolving credit facility	$15,900	$45,800
Term loan	866,875	896,563
Senior secured notes	300,000	300,000
Vessel financing loan facility	67,063	76,313
Other financing arrangements	29,355	33,982
Notes payable and note agreements, at a weighted average interest rate of 9.0% in 2019	—	5,305
Finance lease obligations, at a weighted average interest rate of 5.6% in 2020 (5.8% in 2019)	41,086	31,741

	1,320,279	1,389,704
Unamortized debt discounts and debt issuance costs	(14,223)	(17,947)

	1,306,056	1,371,757
Current maturities, net of unamortized debt discounts and debt issuance costs	(75,504)	(53,958)

Long-term debt, net	$1,230,552	$1,317,799

Term Loan, ABL Revolving Credit Facility and Senior Secured Notes

On April 6, 2017, Dole entered into a term loan credit agreement (the “term loan”) and an asset-based revolving credit agreement (the “ABL revolver”) with certain lenders (the term loan and the ABL revolver, together, the “credit facilities”). During March and April 2018, Dole obtained lender consents under each of these named agreements and the 2025 Notes (as defined below) to allow Total Produce to become a permitted debt holder.

The credit facilities included syndicated borrowings under a term loan of $950.0 million, that bears interest, at Dole’s option, at either (i) LIBOR plus 2.75% to 3.00%, with a LIBOR floor of 1.00% or (ii) a base rate plus 1.75% to 2.00%, in each case, based on Dole’s first lien net leverage ratio. Commencing on September 30, 2017, principal payments of approximately $5.9 million are due annually during the first four years and principal payments of approximately $11.9 million are due annually during the remainder of the term of the facility, with the balance due on the maturity date of April 6, 2024. On April 3, 2018, the term loan interest rate was amended to bear interest at either (i) LIBOR plus 2.75% with a LIBOR floor of 1.00% or (ii) a base rate plus 1.75%. At December 31, 2020 and December 28, 2019, amounts outstanding under the term loan were $866.9 million and $896.6 million, respectively. As discussed in Note 15 “Derivative Financial Instruments”, during 2018, Dole entered into an interest rate swap to fix $300.0 million of the credit facilities’ variable rate debt to fixed rate debt.

The ABL revolver, under which the participating lenders committed to lend up to the lesser of the (i) amount of the borrowing base available thereunder and (ii) $175.0 million (“Total Revolving Commitment”), of which up to $50.0 million may be borrowed by Solvest, Ltd. and Dole Finance International, LLC, wholly owned subsidiaries of Dole. The annual interest rate on amounts drawn under the ABL revolver is, at Dole’s option, either (i) LIBOR plus 1.50% to 2.00% with a LIBOR floor of 0.00%, or (ii) a base rate plus 0.50% to 1.00%, in each case, based upon Dole’s average historical excess availability under the ABL revolver. All amounts outstanding under the ABL revolver are due on

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

April 6, 2022. At December 31, 2020, the borrowing base was $126.7 million, which was the lower of the borrowing base or the Total Revolving Commitment. Dole’s borrowings under the ABL revolver were $15.9 million at December 31, 2020. After taking into account approximately $21.1 million of outstanding letters of credit issued under the ABL revolver, Dole had $89.7 million available for cash borrowings. At December 28, 2019, Dole had $70.3 million available for cash borrowings.

Dole’s borrowings under the credit facilities are secured by substantially all the U.S. assets of Dole and its material domestic subsidiaries. The borrowings of Solvest, Ltd. and Dole Finance International, LLC under the ABL revolver are secured by substantially all the assets of Dole’s material Bermudan subsidiaries.

Additionally, on April 6, 2017, Dole completed the sale and issuance of $300.0 million aggregate principal amount of 7.25% Senior Secured Notes due June 15, 2025 (“2025 Notes”). The 2025 Notes were sold to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933 (“Securities Act”), and to persons outside the U.S. in compliance with Regulation S under the Securities Act, who are exempt from the registration requirements of the Securities Act. Interest is due semi-annually in arrears on June 15 and December 15 of each year. The 2025 Notes are secured by substantially all U.S. assets of Dole and its material U.S. subsidiaries and is junior to the security interest of the obligations under the credit facilities.

Vessel Financing Loan Facility

On December 11, 2015, Dole entered into secured loan facilities (“vessel facility”) of up to $111.0 million, in the aggregate, to finance a portion of the acquisition costs of three new vessels. The vessel facility consists of three tranches, each tied to a specific vessel, which allowed Dole to borrow up to 70% or $37.0 million of the contract cost of each vessel, collateralized by the completed vessel. Principal and interest payments are due annually in arrears for 48 consecutive installments. The vessel facility bears interest at a rate per annum equal to LIBOR plus 2.00% to 3.25% and will mature on May 18, 2028. At December 31, 2020 and December 28, 2019, Dole’s borrowings under the vessel facility were $67.1 million and $76.3 million, respectively.

On October 30, 2020, Dole entered into two secured loan agreements of $49.1 million, in the aggregate, to finance a portion of the acquisition costs of two new vessels, which are expected to be delivered in 2021. Each agreement is tied to a specific vessel which allows Dole to borrow 60%, or $24.5 million, of the contract cost of each vessel, collateralized by the complete vessel. Principal and interest payments are due semi-annually in arrears for 18 consecutive installments. Each vessel facility bears interest at a rate per annum equal to LIBOR plus 3.25% and will mature nine years from utilization. During the year ended December 31, 2020, Dole incurred $0.6 million in debt issuance costs related to the new vessel financing loan facilities. The loan agreements will be funded during fiscal year 2021. See Note 22 “Subsequent Events” for additional detail on vessel financing.

Other Financing Arrangements

On June 23, 2016, Dole acquired approximately 1,000 gross hectares of farms in Chile for $36.0 million. In connection with the purchase, Dole entered into a secured long-term asset financing arrangement for $28.8 million to finance 80% of the farm purchase. The terms of the financing arrangement include a 5-year loan of $5.7 million due in July 2021, and a 10-year loan of $23.1 million due in June 2026. The 5-year loan bears interest at a rate per annum equal to LIBOR plus 2.60%, and the 10-year loan bears interest at a rate per annum equal to LIBOR plus 3.15%. Principal and interest payments are due semi-annually in arrears. The long-term financing arrangement is collateralized by the farms and related assets. At December 31, 2020 and December 28, 2019, Dole’s borrowings under this arrangement were $17.3 million and $20.2 million, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

On July 1, 2016, Dole acquired approximately 837 gross hectares of pineapple farms in Costa Rica. In connection with the purchase, Dole entered into a secured long-term asset financing arrangement for up to $16.0 million to finance the farm purchase. The term of the financing arrangement includes a 10-year loan of $16.0 million due in July 2026. The 10-year loan bears interest at a rate per annum equal to LIBOR plus 5.00%, adjustable annually, with a floor rate of 5.50% per annum. Interest only payments were due monthly in arrears for the first two years. Effective August 1, 2018, principal and interest payments are due monthly in arrears. The long-term financing arrangement is collateralized by the farms and related assets. At December 31, 2020 and December 28, 2019, Dole’s borrowings under this arrangement were $12.1 million and $13.8 million, respectively.

Notes Payable Agreements

As of December 31, 2020, there were no note payable agreements outstanding, and as of December 28, 2019, there were $5.3 million of note payable agreements outstanding, primarily related to a short-term credit facility.

Finance Lease Obligations

At December 31, 2020 and December 28, 2019, Dole’s finance lease obligations of $41.1 million and $31.7 million, respectively, primarily relate to machinery and equipment and vessel containers, which continue through 2032. See Note 14 “Leases” for additional detail on finance lease obligations including maturities.

Covenants and Restrictions

Provisions under the term loan and the ABL revolver include limitations on, among other things, indebtedness, investments, liens, loans to subsidiaries, employees and third-parties, the issuance of guarantees and the payment of dividends.

In order for certain payments such as dividends or investments to be made, Dole must satisfy certain payment conditions which include: (i) availability under the ABL shall exceed the greater of (A) $20.0 million and (B) 15% of the Line Cap (as defined in the definitive documentation for the ABL revolver, but which is $126.7 million as of December 31, 2020), and (ii) Dole would be required to comply with a minimum fixed charge coverage ratio of 1:1, unless availability exceeds the greater of (A) $25.0 million and (B) 20% of Line Cap. In addition, if the availability under the ABL revolver were to fall below the greater of (i) $15.0 million and (ii) 10% of the lesser of the Total Revolving Commitment and the Borrowing Base (as defined in the credit agreement), then Dole would be required to comply with a minimum fixed charge coverage ratio covenant. At December 31, 2020 and December 28, 2019, Dole had sufficient availability, and the fixed charge coverage ratio covenant under the ABL revolver was not applicable.

The term loan requires Dole to maintain compliance with a maximum first lien net leverage ratio, which was initially set at 6.00 to 1.00 beginning in the third fiscal year 2017, with step-downs to (i) 5.75 to 1.00 for each fiscal quarter of the 2019 and 2020 fiscal years and (ii) 5.50 to 1.00 for each fiscal year thereafter. At December 31, 2020 and December 28, 2019, Dole was in compliance with all applicable covenants.

A breach of a covenant or other provision in any debt instrument governing Dole’s current or future indebtedness could result in a default under that instrument and, due to customary cross-default and cross-acceleration provisions, could result in a default under Dole’s other debt instruments. Upon the occurrence of an event of default under the credit facilities or other debt instruments, the lenders or holders of such debt could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If Dole were unable to repay those amounts,

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the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under Dole’s indebtedness were to accelerate the payment of the indebtedness, Dole cannot give assurance that its assets would be sufficiently liquid to repay in full its outstanding indebtedness on an accelerated basis.

Debt Discounts and Debt Issuance Costs

Debt discounts, debt issuance costs, and all other debt underwriting costs are reflected as a direct reduction to the debt liability to which they relate and are amortized into interest expense over the term of the underlying debt using the effective interest rate method.

The amortization expense related to Dole’s deferred debt discounts and debt issuance costs was recorded in the consolidated statements of operations as follows:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Interest expense	$3,724	$3,825	$3,902

Uncommitted Lines of Credit

In addition to amounts available under the revolving credit facility, Dole’s subsidiaries have uncommitted lines of credit of approximately $67.1 million at various local banks, of which $64.4 million was available at December 31, 2020. At December 28, 2019, there were uncommitted lines of credit of $42.1 million, of which $39.5 million was available for use. These lines of credit are used primarily for short-term borrowings or bank guarantees. Dole’s uncommitted lines of credit extend indefinitely but may be cancelled at any time by Dole or the banks, and, if cancelled, any outstanding amounts would be due on demand.

Maturities of Notes Payable and Long-Term Debt

Stated maturities with respect to notes payable and long-term debt, including finance lease obligations, as of December 31, 2020 were as follows:

Amount
(In thousands)
2021	$79,976
2022	68,629
2023	65,528
2024	754,605
2025	317,541
Thereafter	34,000

Total	$1,320,279

NOTE 13 — EMPLOYEE BENEFIT PLANS

Dole sponsors a number of defined benefit pension plans covering certain employees worldwide. Benefits under these plans are generally based on each employee’s eligible compensation and years of service, except for certain plans covering union employees, which are based on negotiated benefits. In addition to pension plans, Dole has other postretirement benefit (“OPRB”) plans that provide certain health care and life insurance benefits for eligible retired employees. Covered employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.

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In the U.S., Dole sponsors one qualified pension plan, which is funded. All of Dole’s international pension plans and worldwide OPRB plans are unfunded.

Substantially all U.S. pension benefits were frozen December 31, 2001. There were 144 employees who continue to earn benefits under the terms of collective bargaining agreements at December 31, 2020, as compared to 141 employees at December 28, 2019.

Dole sponsors a non-qualified deferred compensation plan (“ESP”) and a non-qualified frozen defined benefit plan (“SERP”), both of which are unfunded. Under the provisions of these two Rabbi Trust plans, Dole is obligated to contribute to the trusts within 30 days after a change of control event, as defined by the plans, to ensure the assets of the trusts are sufficient to meet the ESP obligation and the present value of the projected benefit obligation of the SERP as of the change of control date. The assets held in the Rabbi Trusts are subject to the claims of Dole’s general unsecured creditors. As of December 31, 2020, $6.2 million is classified as short-term and included in short-term investments in the consolidated balance sheets, and $25.0 million is classified as long-term and is included in long-term investments in the consolidated balance sheets. As of December 28, 2019, $5.7 million was classified as short-term and included in short-term investments in the consolidated balance sheets, and $24.6 million was classified as long-term and included in long-term investments in the consolidated balance sheets.

Dole uses a December 31 measurement date for all of its plans. For the U.S. pension plan, assets as of November 30 are used and rolled forward to December 31 using agreed actuarial assumptions.

Obligations and Funded Status

The status of Dole’s defined benefit pension plans was as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 31, 2020	Year Ended December 28, 2019
	(In thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of the year	$ 265,735	$ 249,101	$ 85,751	$ 85,700	$ 20,418	$ 20,661
Service cost	270	226	2,611	2,906	7	15
Interest cost	6,425	8,774	6,068	6,245	693	908
Foreign currency exchange rate changes	—	—	2,388	(1,081)	—	—
Actuarial (gain) loss	20,234	29,563	8,793	5,238	1,293	1,983
Curtailments, settlements and terminations, net	—	—	(10,697)	(9,764)	—	—
Benefits paid	(21,120)	(21,929)	(2,433)	(3,493)	(3,002)	(3,149)

Benefit obligation at end of the year	$ 271,544	$ 265,735	$ 92,481	$ 85,751	$ 19,409	$ 20,418

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PURSUANT TO 17 C.F.R. SECTION 200.83

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 31, 2020	Year Ended December 28, 2019
	(In thousands)
Change in plan assets:
Fair value of plan assets at beginning of the year	$ 218,666	$ 190,236	$ —	$ —	$ —	$ —
Actual return on plan assets	30,137	41,105	—	—	—	—
Company contributions	4,123	9,254	14,567	13,257	3,002	3,149
Benefits paid	(21,120)	(21,929)	(2,433)	(3,493)	(3,002)	(3,149)
Settlements	—	—	(12,134)	(9,764)	—	—

Fair value of plan assets at end of the year	$ 231,806	$ 218,666	$ —	$ —	$ —	$ —

Funded status	$(39,738)	$(47,069)	$(92,481)	$(85,751)	$(19,409)	$(20,418)

Amounts recognized in the Consolidated Balance Sheets:
Current liabilities	$(2,317)	$(2,348)	$(10,886)	$(8,440)	$(2,346)	$(2,529)
Long-term liabilities	(37,421)	(44,721)	(81,595)	(77,311)	(17,063)	(17,889)

	$(39,738)	$(47,069)	$(92,481)	$(85,751)	$(19,409)	$(20,418)

As of December 31, 2020, there was a net actuarial loss in the benefit obligation for all defined benefit pension plans which was primarily attributable to a decrease in the discount rate, offset by gains due to updating the mortality improvement scale and claims and premiums experience. As of December 28, 2019, there was a net actuarial loss in the benefit obligation for all defined benefit pension plans which was primarily attributable to a decrease in the discount rate and updates to demographics, offset by gains due to updating the mortality improvement scale, mortality assumption, and claims and premiums experience and the removal of the excise tax.

Amounts recognized in accumulated other comprehensive loss were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
	(In thousands)
Net actuarial loss (gain)	$ 50,709	$ 51,280	$ 51,579	$ 18,390	$ 11,900	$ 8,504	$ 1,449	$ 207	$ (2,147)
Prior service (benefit)	—	—	—	—	—	—	(3,602)	(4,414)	(5,225)
Income taxes	(10,739)	(10,990)	(16,293)	(2,747)	(2,227)	(1,625)	938	1,597	3,295

Total	$ 39,970	$ 40,290	$ 35,286	$ 15,643	$ 9,673	$ 6,879	$ (1,215)	$ (2,610)	$ (4,077)

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

All of Dole’s pension plans and OPRB plans were underfunded at December 31, 2020, having accumulated benefit obligations exceeding the fair value of plan assets. The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans and OPRB plans with accumulated benefit obligations in excess of plan assets were as follows:

	December 31, 2020	December 28, 2019
	(In thousands)
Projected benefit obligation	$383,434	$371,904
Accumulated benefit obligation	$362,454	$350,989
Fair value of plan assets	$231,806	$218,666

Components of Net Periodic Benefit Cost and Other Changes Recognized in Other Comprehensive Income

The components of net periodic benefit cost for Dole’s U.S. and international pension plans and OPRB plans were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
	(In thousands)
Components of net periodic benefit cost:
Service cost	$ 270	$ 226	$ 264	$ 2,611	$ 2,906	$ 4,283	$ 7	$ 15	$ 23
Interest cost	6,425	8,774	8,295	6,068	6,245	5,502	693	908	993
Expected return on plan assets	(11,795)	(11,963)	(12,373)	—	—	—	—	—	—
Amortization of:
Net (gain) loss	2,463	720	1,032	949	522	444	50	(372)	128
Prior service (benefit)	—	—	—	—	—	`—	(811)	(811)	(811)
Curtailments, settlements and terminations, net	—	—	—	3,394	1,083	211	—	—	—
Other	—	—	—	—	—	1,963	—	—	—

Net periodic benefit costs	$ (2,637)	$(2,243)	$ (2,782)	$ 13,022	$ 10,756	$ 12,403	$ (61)	$ (260)	$ 333

Other changes recognized in other comprehensive income:
Net (gain) loss	$ 1,892	$ 421	$ 15,432	$ 6,837	$ 4,155	$ 3,635	$ 1,293	$ 1,982	$ (2,457)
Amortization of:
Net gain (loss)	(2,463)	(720)	(1,032)	(949)	(522)	(444)	(50)	372	(128)
Prior service benefit	—	—	—	—	—	—	811	811	811
Foreign currency adjustment and other	—	—	—	602	(237)	(339)	—	—	—
Income taxes expense (benefit)	251	143	(3,093)	(520)	(602)	2	(659)	(672)	431

Total recognized in other comprehensive income	$ (320)	$ (156)	$ 11,307	$ 5,970	$ 2,794	$ 2,854	$ 1,395	$ 2,493	$ (1,343)

Total recognized in net periodic benefit cost and other comprehensive income, net of income taxes	$ (2,957)	$ (2,399)	$ 8,525	$ 18,992	$ 13,550	$ 15,257	$ 1,334	$ 2,233	$ (1,010)

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The Company classifies the non-service components of net periodic pension benefit costs within other expense, net in the consolidated statement of operations. See breakout of the costs below:

	Year Ended
	December 31, 2020	December 28, 2019	December 29, 2018
	(In thousands)
Non-Service Components of Net Periodic Pension Benefit Costs
Interest cost	$13,186	$15,019	$13,797
Expected return on plan assets	(11,795)	(11,963)	(12,373)
Amortization of net loss and prior service benefit	2,651	1,242	1,476
Other	3,406	513	2,172

	$7,448	$4,811	$5,072

Assumptions

Weighted average assumptions used to determine benefit obligations were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 31, 2020	Year Ended December 28, 2019
Discount rate	2.14%	2.94%	6.32%	6.88%	3.13%	3.96%
Rate of compensation increase	3.00%	3.00%	4.63%	5.10%	—	—

Weighted average assumptions used to determine net periodic benefit cost were as follows:

	U.S. Pension Plans			International Pension Plans			OPRB Plans
	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
Discount rate	2.94%	4.11%	3.57%	6.88%	7.25%	6.96%	3.96%	5.05%	4.60%
Rate of compensation increase	3.00%	3.00%	3.00%	5.10%	5.16%	5.23%	—	—	—
Rate of return on plan assets	6.00%	6.00%	6.00%	—	—	—	—	—	—

Dole does not sponsor any cash balance plans or plans with promised interest credit rates. International plan discount rates and assumed rates of increase in future compensation differ from the assumptions used for U.S. plans due to differences in the local economic conditions in the countries in which the international plans are based. No rate of compensation increase is shown for U.S. plans, because benefits under the U.S. plans are frozen except for a group of 144 employees whose benefits are negotiated under collective bargaining agreements, compared to 141 employees in the 2019 fiscal year. The assumption for the rate of compensation increase for these employees reflects the rate negotiated in those bargaining agreements.

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The accumulated pension benefit obligation for Dole’s U.S. OPRB plan was determined using the following assumed annual rate of increase in the per capita cost of covered health care benefits:

	2021	2020
Health care costs trend rate assumed for next year	7.00%	7.25%
Rate of increase to which the cost of benefits is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2029	2029

Plan Assets

The following is the target asset mix for Dole’s U.S. pension plan, which management believes provides the optimal tradeoff of diversification and long-term asset growth:

Target Allocation
Fixed income securities	66%
Equity securities	34%

Total	100%

Dole’s U.S. pension plan weighted average asset allocations by asset category were as follows:

	Year Ended
	December 31, 2020	December 28, 2019
Fixed income securities	67%	65%
Equity securities	33%	35%

Total	100%	100%

The plan’s asset allocation includes a mix of fixed income investments designed to reduce volatility and equity investments designed to maintain funding ratios and long-term financial health of the plan. The equity investments are diversified across U.S. and international stocks as well as growth, value, and small and large capitalizations.

Dole employs a total return investment approach whereby a mix of fixed income and equity investments is used to maximize the long-term return of plan assets with a prudent level of risk. The objectives of this strategy are to achieve full funding of the accumulated benefit obligation and to achieve investment experience over time that will minimize pension expense volatility and minimize Dole’s contributions required to maintain full funding status. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. See Note 16 “Fair Value Measurements” for additional detail on fair value of employee benefit plan assets.

Dole determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years. Dole also considers the weighted-average historical rate of returns on securities with similar characteristics to those in which Dole’s pension assets are invested.

Dole applies the “10% corridor” approach to amortize unrecognized actuarial gains (losses) on both its U.S. and international pension and OPRB plans. Under this approach, only actuarial gains

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(losses) that exceed 10% of the greater of the projected benefit obligation or the market-related value of the plan assets are amortized. The amortization period is based on the average remaining service period of active employees expected to receive benefits under each plan or over the life expectancy of inactive participants where all, or nearly all, participants are inactive. For the year ended December 31, 2020, the average (weighted by benefit obligations) period used to amortize unrecognized actuarial gains (losses) across all pension and OPRB plans was approximately 12.9 years, compared to 13.4 years for the year ended December 28, 2019 and 13.8 years for the year ended December 29, 2018.

Plan Contributions and Estimated Future Benefit Payments

During the year ended December 31, 2020, Dole contributed $1.7 million to its qualified U.S. pension plan. These contributions were made to comply with minimum funding requirements under the Internal Revenue Code. Dole does not expect to make contributions to its U.S. qualified plan in fiscal year 2021 nor any contributions over the following seven years, but Dole intends to make any unforeseen future contributions to the U.S. pension plan that will satisfy the minimum funding requirements. Future contributions to the U.S. pension plan in excess of the minimum funding requirement are voluntary and may change depending on Dole’s operating performance or at management’s discretion. Dole expects to make $15.5 million of contributions related to its other U.S. and foreign pension and OPRB plans in fiscal year 2021.

The following table presents estimated future benefit payments:

	U.S. Pension Plans	International Pension Plans	OPRB Plans
	(In thousands)
2021	$21,265	$10,886	$2,346
2022	20,636	7,210	2,250
2023	19,931	6,706	2,155
2024	19,281	6,546	2,016
2025	18,488	6,319	1,845
2026-2030	81,443	39,252	6,315

Total	$181,044	$76,919	$16,927

Defined Contribution Plans

Dole offers defined contribution plans to eligible employees. Such employees may defer a percentage of their annual compensation in accordance with plan guidelines. Some of these plans provide for a company match that is subject to a maximum contribution as defined by the plan. Dole’s contributions to its defined contribution plans totaled $7.6 million, $6.9 million and $7.1 million for the years ended December 31, 2020, December 28, 2019 and December 29, 2018, respectively.

Multi-Employer Plans

Dole is also party to various industry-wide collective bargaining agreements that provide pension benefits. Total contributions to multi-employer foreign benefit plans for eligible participants were approximately $1.6 million, $1.2 million and $1.1 million for the years ended December 31, 2020, December 28, 2019 and December 29, 2018 respectively.

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The following table presents details for Dole’s U.S. multi-employer defined benefit plan:

		Pension Protection Act Zone Status			Contributions
Pension Plan	EIN/Pension Plan Number	Fiscal 2020	Fiscal 2019	Fiscal 2018	Year Ended December 31, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018	Expiration Collective Bargaining Agreement
					(In thousands)
Western Conference of Teamsters Pension Plan	91-6145047-001	Not critical	Not critical	Not critical	$877	$830	$813	3/23/2022

Fair Value of Retirement Plan Assets

Dole estimates the fair value of its retirement plan assets based on current quoted market prices. In instances where quoted market prices are not readily available, the fair value of the investments is estimated by the trustee. In obtaining such data from the trustee, Dole has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including net asset value. Fair values for Level 1 investments are determined based on observable market prices. For Level 2 investments, the fair values are determined using observable inputs such as the trading prices for similar securities traded in active markets. For Level 3 investments, fair values are estimated using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Level 3 investments are primarily held by the custodian in a pooled trust for qualifying U.S. based pensions, where the fair value is derived from the individual investment components. Each investment within the pooled trust is individually valued, after considering gains and losses, contributions, and distributions, and the collective value of the pooled trust represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.

The carrying value and estimated fair values of Dole’s retirement plan assets are summarized below:

	Fair Value Measurements at December 31, 2020 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Cash and cash equivalents	$4,430	$—	$—	$4,430
Corporate debt instruments	—	121,347	—	121,347
U.S. government securities	1,355	—	—	1,355
Non-U.S. government securities	—	3,160	—	3,160
Municipal securities	—	2,074	—	2,074
Interest in registered investment companies	24,891	—	—	24,891
Common collective trusts	—	65,150	102	65,252
Interest in 103-12 investment companies	—	—	9,267	9,267
Other	30	—	—	30

Total	$30,706	$191,731	$9,369	$231,806

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	Fair Value Measurements at December 28, 2019 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Cash and cash equivalents	$2,841	$—	$—	$2,841
Corporate debt instruments	—	115,990	—	115,990
U.S. government securities	284	—	—	284
Non-U.S. government securities	—	3,039	—	3,039
Municipal securities	—	1,942	—	1,942
Interest in registered investment companies	24,584	—	—	24,584
Common collective trusts	—	61,876	104	61,980
Interest in 103-12 investment companies	—	—	8,053	8,053
Other	(47)	—	—	(47)

Total	$27,662	$182,847	$8,157	$218,666

The table below sets forth a summary of the transfers and purchases of the plan’s Level 3 assets for the years ended December 31, 2020 and December 28, 2019:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Common Collective Trusts	Interest in 103-12 Investment Companies	Total
	(In thousands)
Balance as of December 29, 2018	$140	$6,616	$6,756
Net realized and unrealized gains (losses)	(8)	1,462	1,454
Net purchases, issuances and settlements	(28)	(25)	(53)

Balance as of December 28, 2019	$104	$8,053	$8,157
Net realized and unrealized gains (losses)	(2)	1,242	1,240
Net purchases, issuances and settlements	—	(28)	(28)

Balance as of December 31, 2020	$102	$9,267	$9,369

NOTE 14 — LEASES

The Company adopted ASC 842 on December 30, 2018, the first day of Dole’s 2019 fiscal year. The new guidance requires leases with durations greater than one year to be recognized on the balance sheet. Dole adopted the guidance using the modified retrospective approach and therefore did not restate prior-year financials under the new standard, and those amounts are not presented below.

The Company elected the package of practical expedients under which Dole did not reassess prior conclusions about initial direct costs, lease classification, and lease identification under the new standard. In addition, Dole elected the land easements practical expedient and will continue applying its previous policy on accounting for land easements that existed as of, or expired before, the date of adoption. Dole also elected the short-term lease recognition exemption which allowed the Company to exclude leases with terms less than one year from recognition under the new standard. Finally, Dole elected the policy to combine lease and non-lease components for all asset categories.

The majority of Dole’s leases are classified as operating leases for vessel containers, ports, land and warehouse facilities. Finance leases are primarily for vessel containers and machinery and

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equipment that meet the finance lease criteria. The lease term consists of the non-cancellable period of the lease, and the periods covered by options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Dole’s lease agreements do not contain any residual value guarantees.

Under ASC 842, right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. When available, Dole uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, Dole must estimate the incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Lease Position

The following tables present the lease-related assets and liabilities recorded in the consolidated balance sheets as of December 31, 2020 and December 28, 2019:

	Lease-related Assets at December 31, 2020		Lease-related Assets at December 28, 2019
	(In thousands)		(In thousands)
	Operating lease right-of-use assets	Property, plant & equipment, net	Operating lease right-of-use assets	Property, plant & equipment, net
Operating leases	$232,067	$—	$263,073	$—
Finance leases	—	37,355	—	29,874

	$232,067	$37,355	$263,073	$29,874

	Lease-related Liabilities at December 31, 2020
	(In thousands)
	Current maturities of operating leases	Operating leases, less current maturities	Notes payable and current portion of long-term debt, net	Long-term debt, net
Operating leases	$53,250	$175,970	$—	$—
Finance leases	—	—	14,424	26,662

	$53,250	$175,970	$14,424	$26,662

	Lease-related Liabilities at December 28, 2019
	(In thousands)
	Current maturities of operating leases	Operating leases, less current maturities	Notes payable and current portion of long-term debt, net	Long-term debt, net
Operating leases	$62,952	$198,638	$—	$—
Finance leases	—	—	8,959	22,782

	$62,952	$198,638	$8,959	$22,782

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Lease Terms and Discount Rates

The weighted-average remaining lease term and discount rate for the Company’s lease profile was as follows:

Weighted-average remaining lease term

Years
Operating leases	7.6
Finance leases	5.8

Weighted-average discount rate

Percentage
Operating leases	7.6%
Finance leases	5.6%

Lease Costs

The following table presents certain information related to the lease costs for finance and operating leases for the years ended December 31, 2020 and December 28, 2019:

	Year Ended December 31, 2020	Year Ended December 28, 2019
	(In thousands)
Finance lease costs:
Amortization of lease assets	$12,633	$8,511
Interest on lease liabilities	2,187	2,359
Operating lease costs	68,018	80,138
Short-term lease costs	8,511	11,708
Variable lease costs	20,099	15,153
Sublease income	(10,859)	(18,000)

Total lease costs	$100,589	$99,869

Supplementary Cash Flow Data

The following represents the disaggregation of certain cash flow supplementary data by finance and operating lease classifications:

	Year Ended December 31, 2020	Year Ended December 28, 2019
	(In thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for finance leases	$1,987	$2,427
Operating cash flows for operating leases	71,895	81,320
Financing cash flows for finance leases	12,022	6,001
Right-of-use assets obtained in exchange for finance lease liabilities
Additions	$20,365	$17,355
Modifications and terminations	(1,187)	(776)
Right-of-use assets obtained in exchange for operating lease liabilities
Additions	$30,853	$27,512
Modifications and terminations	6,043	(31,579)

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The following table reconciles the undiscounted cash flows for each of the first five years and total remaining years to the finance lease liabilities and operating lease liabilities recorded on the balance sheet as of December 31, 2020:

	Finance Leases	Operating Leases
	(In thousands)
2021	$16,442	$64,773
2022	8,301	46,336
2023	4,805	41,689
2024	4,498	34,141
2025	3,678	28,775
Thereafter	10,238	85,613

Total lease payments	47,962	301,327
Less: present value discount	(6,876)	(72,107)

	$41,086	$229,220

NOTE 15 — DERIVATIVE FINANCIAL INSTRUMENTS

Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of the risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes. The types of derivative instruments utilized by Dole are described below:

Foreign currency hedges: Dole enters into foreign currency exchange forward and option contracts to hedge some of the exposures to changes in foreign currency exchange rates. Dole enters into fair value hedges for intercompany borrowing transactions, and cash flow hedges for its forecasted revenue, cost of sales, and operating expense exposure.

Interest rate swap: As discussed in Note 12 “Notes Payable and Long-Term Debt”, during November 2018, Dole entered into an interest rate swap with a highly rated counterparty that effectively converted $300.0 million of variable-rate debt to a fixed-rate basis. The interest rate swap fixed the interest rate at 6.52%. The paying rate under the interest rate swap is fixed at 2.92%, and the receiving rate is variable based on the one-month LIBOR benchmark rate, which was 0.15% as of December 31, 2020.

Bunker fuel contracts: Dole incurs significant fuel costs from shipping products from the sourcing locations to the end consumer markets and providing the service of arranging air or land transportation for products of third-party entities. As a result, Dole is exposed to commodity and fuel cost risks and enters into bunker fuel contracts to hedge the risk on fuel prices.

Hedge Accounting Election

Dole elected hedge accounting on December 29, 2019, the first day of Dole’s 2020 fiscal year in accordance with ASC 815 “Derivatives and Hedging” (“ASC 815”). The Company performed an analysis of the hedging portfolio and evaluated the following criteria for hedge accounting:

1.	Hedged risk is eligible

2.	Hedged item or transaction is eligible

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3.	Hedging instrument is eligible

4.	Hedging relationship is highly effective

5.	Designation and documentation requirements are met

Based on the hedging analysis, Dole designated certain foreign currency cash flow hedges for hedge accounting and, starting on December 29, 2019, recorded the changes in fair value of these instruments in accumulated other comprehensive loss. Previously, the changes in fair value of these instruments were recorded in cost of sales.

The changes in fair value in foreign currency fair value hedges and non-designated cash flow hedges, bunker fuel hedges, and the interest rate swap continue to be recorded in earnings.

Derivatives Designated as Hedging Instruments

As discussed above, Dole elected hedge accounting for qualifying foreign currency cash flow hedges that reduce the Company’s exposure to variability in cash flows in Dole’s foreign denominated revenue, cost of sales, and operating expense. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the foreign currency instruments are generally offset by changes in the cash flows being hedged. Hedge effectiveness is assessed at inception and annually. All changes in fair value of these instruments are included within accumulated other comprehensive loss and reclassified into earnings when the hedge is settled.

Notional Amounts of Derivative Instruments

Dole had the following derivative instruments outstanding as of December 31, 2020:

Notional Amount
Foreign currency forward contracts:
Euro	€261.4 million
US Dollar	$0.4 million
Swedish Krona	8.3 million kr
Chilean Peso	CLP 6.0 billion
South African Rand	R 101.3 million
Interest rate swap contract	$300.0 million
Bunker fuel hedges	54.2 thousand metric tons

The above foreign currency forward contract notional amounts are comprised of several individual hedge contracts valued on an individual contract basis but combined by currency for purpose of disclosure.

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Quantitative Disclosures

Derivatives are presented gross in the consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments:

	Fair Value Measurements at December 31, 2020
	Accrued Liabilities	Other Long- term Liabilities	Other Receivables
Foreign currency forward contracts:	(In thousands)
Cash flow hedges	$(12,048)	$—	$873
Non-designated cash flow hedges	—	—	937
Interest rate swap contracts	—	(10,519)	—
Bunker fuel hedges	—	—	4,672

	$(12,048)	$(10,519)	$6,482

	Fair Value Measurements at December 28, 2019
	Accrued Liabilities	Other Long- term Liabilities	Other Receivables
Foreign currency forward contracts:	(In thousands)
Fair value hedges	$(5,112)	$—	$—
Non-designated cash flow hedges	(3,780)	—	1,324
Interest rate swap contracts	—	(9,347)	—

	$(8,892)	$(9,347)	$1,324

The following represents Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for all derivative instruments for the years ended December 31, 2020, December 28, 2019 and December 29, 2018:

	Year Ended
	December 31, 2020
	Gains (Losses) deferred in Accumulated Other Comprehensive Loss	Other Income (Expense), Net	Cost of Sales	Interest Expense
Realized gains (losses):	(In thousands)
Cash Flow Hedges	$—	$—	$(8,312)	$—
Fair Value Hedges	—	(5,782)	130	—
Non-Designated Cash Flow Hedges	—	(4,470)	(217)	—
Bunker fuel hedges	—	—	1,894	—

Total realized (losses)	$—	$(10,252)	$(6,505)	$—

Unrealized gains (losses):
Cash Flow Hedges	$(11,175)	$—	$3,032	$—
Fair Value Hedges	—	5,112	—	—
Non-Designated Cash Flow Hedges	—	—	447	—
Bunker fuel hedges	—	—	3,338	—
Interest rate swap contracts	—	—	—	(1,172)

Total unrealized gains (losses)	$(11,175)	$5,112	$6,817	$(1,172)

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	Year Ended
	December 28, 2019
	Gains (Losses) deferred in Accumulated Other Comprehensive Loss	Other Income (Expense), Net	Cost of Sales	Interest Expense
Realized gains (losses):	(In thousands)
Fair Value Hedges	$—	$(2,051)	$—	$—
Non-Designated Cash Flow Hedges	—	—	14,724	—
Bunker fuel hedges	—	—	(503)	—

Total realized gains (losses)	$—	$(2,051)	$14,221	$—

Unrealized gains (losses):
Fair Value Hedges	$—	$(4,418)	$—	$—
Non-Designated Cash Flow Hedges	—	—	(9,563)	—
Bunker fuel hedges	—	—	2,138	—
Interest rate swap contracts	—	—	—	(4,854)

Total unrealized (losses)	$—	$(4,418)	$(7,425)	$(4,854)

	Year Ended
	December 29, 2018
	Gains (Losses) deferred in AOCI	Other Income (Expense), Net	Cost of Sales	Interest Expense
Realized gains (losses):	(In thousands)
Fair Value Hedges	$—	$(3,837)	$—	$—
Non-Designated Cash Flow Hedges	—	—	1,772	—
Bunker fuel hedges	—	—	245	—

Total realized gains (losses)	$—	$(3,837)	$2,017	$—

Unrealized gains (losses):
Fair Value Hedges	$—	$(1,866)	$—	$—
Non-Designated Cash Flow Hedges	—	—	10,245	—
Bunker fuel hedges	—	—	(2,383)	—
Interest rate swap contracts	—	—	—	(4,492)

Total unrealized (losses)	$—	$(1,866)	$7,862	$(4,492)

Amounts reclassified out of accumulated other comprehensive loss and into earnings were losses of $3.0 million for the year ended December 31, 2020.

NOTE 16 — FAIR VALUE MEASUREMENTS

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

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Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Fair Value of Assets and Liabilities measured at Fair Value on a Recurring Basis

		Fair Value Measurements at December 31, 2020 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

			(In thousands)
Foreign currency forward contracts:	Other receivables, net	$—	$1,810	$—	$1,810
	Accrued liabilities	—	(12,048)	—	(12,048)

		$—	$(10,238)	$—	$(10,238)
Bunker fuel hedges:	Other receivables, net	—	4,672	—	4,672
Interest rate swap contract:	Other long-term liabilities	—	(10,519)	—	(10,519)
Rabbi Trust investments:	Short-term and Long-term investments	—	—	31,294	31,294

Total		$—	$(16,085)	$31,294	$15,209

		Fair Value Measurements at December 28, 2019 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
			(In thousands)
Foreign currency forward contracts:	Other receivables, net	$—	$1,324	$—	$1,324
	Accrued liabilities	—	(8,892)	—	(8,892)

		$—	$(7,568)	$—	$(7,568)
Interest rate swap contract:	Other long-term liabilities	—	(9,347)	—	(9,347)
Rabbi Trust investments:	Short-term and Long-term investments	—	—	30,278	30,278

Total		$—	$(16,915)	$30,278	$13,363

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The table below sets forth a summary of changes in the fair value of the Level 3 Rabbi Trust investments for the years ended December 31, 2020 and December 28, 2019:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(In thousands)
Balance as of December 29, 2018	$27,845
Net realized and unrealized gains recognized in earnings*	3,059
Plan contributions	2,167
Plan distributions	(2,793)

Balance as of December 28, 2019	$30,278
Net realized and unrealized gains recognized in earnings**	2,820
Plan contributions	1,218
Plan distributions	(3,022)

Balance as of December 31, 2020	$31,294

*	Net amount comprised realized gains of $0.6 million and unrealized gains of $2.5 million recorded in other expense, net in the consolidated statements of operations.

**	Net amount comprised realized gains of $1.9 million and unrealized gains of $0.9 million recorded in other expense, net in the consolidated statements of operations.

For Dole, the assets and liabilities that are required to be recorded at fair value on a recurring basis are derivative instruments and Rabbi Trust investments. The fair values of Dole’s derivative instruments are determined using Level 2 inputs, which are defined as “significant other observable inputs.” The fair values of the foreign currency forward contracts, the interest rate swap, and bunker fuel hedges were estimated using internal discounted cash flow calculations based upon forward foreign currency exchange rates, bunker fuel futures, interest rate yield curves or quotes obtained from brokers for contracts with similar terms, less any credit valuation adjustments based on Dole’s own credit risk as well as an evaluation of our counterparties’ credit risk.

Dole sponsors a non-qualified deferred ESP compensation plan and a frozen non-qualified SERP defined benefit plan for executives. The plans are funded through investments in Rabbi Trusts. Securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. At December 31, 2020, securities totaled $31.2 million, of which $6.2 million was classified as short-term and included in short-term investments and $25.0 million was classified as long-term and included in long-term investments in the consolidated balance sheets. At December 28, 2019, securities totaled $30.3 million, of which $5.7 million was classified as short-term investments and $24.6 million was classified as long-term investments in the consolidated balance sheets. Dole estimates the fair values of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various master trust units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains and losses, contributions, and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs because they are based upon significant unobservable inputs.

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Fair Value of Assets and Liabilities measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities, including long-lived assets, goodwill, property plant and equipment, and cost and equity investments are measured at fair value on a nonrecurring basis using Level 3 inputs, which would primarily include the use of a discounted cash flow valuation approach.

Fair Value of Financial Instruments

In estimating the Company’s fair value disclosures for financial instruments, Dole used the following methods and assumptions:

Cash and cash equivalents: The carrying value reported in the consolidated balance sheets for these items approximates fair value due to the liquid nature and are classified as Level 1.

Short-term trade and grower receivables: The carrying value reported in the consolidated balance sheets for these items is net of allowances and are classified as Level 2.

Trade payables: The carrying value reported in the consolidated balance sheets for these items approximates fair value and are classified as Level 2.

Notes receivable and notes payable: The carrying value reported in the consolidated balance sheets for these items approximates fair value and are classified as Level 2.

Long-term grower receivables: The carrying value reported in the consolidated balance sheets for these items is net of allowances and are classified as Level 2.

Finance and operating leases: The carrying value of finance lease obligations reported in the consolidated balance sheets approximates fair value based on current interest rates, which contain an element of default risk. The fair value of finance lease obligations is estimated using Level 2 inputs based on quoted prices for those or similar instruments. For operating leases, Dole uses the rate implicit in the lease to discount leases payments to present value, when available. However, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement. See Note 14 “Leases” for additional information.

Fair Value of Debt

Dole estimates the fair value of its senior secured notes and the term loan based on the bid side of current quoted market prices.

The carrying values, net of debt discounts and debt issuance costs, and gross estimated fair values of Dole’s debt based on Level 2 inputs in the fair value hierarchy are summarized below:

	December 31, 2020		December 28, 2019
	Carrying Values	Estimated Fair Values	Carrying Values	Estimated Fair Values
	(In thousands)
Senior secured notes	$295,061	$306,312	$293,933	$290,574
Term loan	$862,149	$864,708	$889,639	$895,442

See Note 12 “Notes Payable and Long-Term Debt” for additional detail on long-term debt instruments.

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Credit Risk

The counterparties to the foreign currency exchange contracts consist of a number of major international financial institutions. Dole has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose Dole to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. Dole does not anticipate any such losses.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

Commitments

Dole issues letters of credit through its ABL revolver and, in addition, separately through major banking institutions. Dole also provides surety bonds issued by insurance companies and guarantees directly to regulatory authorities. These letters of credit, bank guarantees, and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements. As of December 31, 2020 and December 28, 2019, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $68.3 million and $89.6 million, respectively.

During the year ended December 31, 2020, a third-party supplier suffered a fire at one of its facilities. In order to ensure continued supplies, Dole provided a guarantee for $4.0 million of obligations of the third-party supplier. The guarantee has terms of less than a year and would require payment from Dole in the event of default. Dole is entitled to offset any current or future payable balances to the third-party with any payments made under the guarantee. As of December 31, 2020, Dole believes the risk of default by the third-party to be improbable and the resulting liability for the guarantee to not be material to Dole’s overall financial position or results of operations.

During the year ended December 29, 2018, Dole entered into executive retention arrangements with certain key executives, under which a total of $14.2 million of payments will be made over a three-year period beginning in 2019. $4.8 million was paid in the year ended December 28, 2019. During the year ended December 31, 2020, payments totaling $5.0 million were made to executives in accordance with these retention agreements. The remaining $4.4 million will be paid in 2021. In the event of termination of employment without cause, the remaining payments due will be accelerated.

In order to secure sufficient product to meet demand and to supplement Dole’s own production, the Company has historically entered into non-cancelable agreements with independent growers, primarily in Latin America and North America, to purchase substantially all of their production subject to market demand and product quality. Prices under these agreements are generally tied to prevailing market rates and contract terms generally range from one to six years. At December 31, 2020, aggregate future payments under such purchase commitments (based on December 31, 2020 pricing and volumes), were as follows:

Amount
(In thousands)
2021	$396,753
2022	161,295
2023	79,764
2024	37,276
2025	34,090
Thereafter	272,722

Total	$981,900

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In order to ensure a steady supply of packing and agrochemical supplies and to maximize volume incentive rebates, Dole historically has entered into contracts for the purchase of supplies. Prices under these agreements are generally tied to prevailing market rates. Purchases under these contracts in the years ended December 31, 2020, December 28, 2019 and December 29, 2018 were approximately $155.8 million, $184.8 million and $181.1 million, respectively.

Under these contracts, Dole was committed at December 31, 2020 to purchase packing and agrochemical supplies, assuming current pricing levels, in fiscal year 2021 in the amount of $175.0 million. No purchase commitments for agrochemicals and supplies extend beyond fiscal year 2021.

Dole has numerous collective bargaining agreements with various unions covering approximately 33% of Dole’s workforce. Of these unionized employees, 68% are covered under a collective bargaining agreement that will expire within one year, and the remaining 32% are covered under collective bargaining agreements expiring beyond the upcoming year. These agreements are subject to periodic negotiation and renewal. Failure to renew any of these collective bargaining agreements may result in a strike or work stoppage; however, management does not expect that the outcome of these negotiations and renewals will have a material adverse impact on Dole’s financial condition or results of operations.

On November 30, 2018, Dole executed two separate shipbuilding contracts to construct refrigerated container vessels with a contractual price of $40.9 million per vessel ($81.8 million in total). Under the terms of each of the contracts, progress payments will be made as construction milestones are achieved. The first vessel is due to be delivered during the first quarter of 2021, and the second vessel is due to be delivered during the second quarter of 2021. Progress payments began in 2019, with $12.3 million in cash payments occurring during the year ended December 28, 2019 and $20.4 million occurring during the year ended December 31, 2020, with remaining payments in 2021. See Note 22 “Subsequent Events” for additional detail on the 2021 payments.

Contingencies

Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Dole has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations.

DBCP Cases: Dole is involved in lawsuits pending in the United States and in foreign countries alleging injury as a result of exposure to the agricultural chemical DBCP (1,2-dibromo-3-chloropropane). Currently there are approximately one hundred and eighty lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaragua judgments. In addition, there are sixty-five labor cases pending in Costa Rica under that country’s national insurance program.

Settlements have been reached that, when fully implemented, will significantly reduce DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total

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approximately $17.8 billion, with lawsuits in Nicaragua representing almost all of this amount. Twenty-four of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. Dole believes that none of the Nicaraguan judgments that are left will be enforceable against any Dole entity in the U.S. or in any other country.

As to all the DBCP matters, Dole has denied liability and asserted substantial defenses. Dole believes there is no reliable scientific basis for alleged injuries from the agricultural field application of DBCP. Nevertheless, Dole is working to resolve all DBCP litigation and claims. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on past experience defending and settling DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on Dole’s financial position or results of operations because the probable loss is not material.

Former Shell Site: Beginning in 2009, Shell Oil Company and Dole were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for forty years prior to the housing development. The homeowner and City of Carson complaints have been settled and the litigation has been dismissed.

On May 6, 2013, Shell filed a complaint against Dole (which was later voluntarily dismissed), BHC, and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above (approximately $90.0 million plus attorney fees) and the cleanup discussed below (approximately $310.0 million). In addition to equitable indemnity, Shell claimed that an early entry side agreement between Shell and an entity related to BHC contractually requires BHC to indemnify Shell for anything related to the property. On March 15, 2017, however, the Court ruled that neither BHC nor Lomita is an obligor under the contract. On November 7, 2017, the Court rejected Shell’s alter ego and successorship claims related to the contract. BHC subsequently filed a motion to dismiss Shell’s remaining equitable causes of action as premature due to the outstanding appeal of the Cleanup and Abatement Order (“CAO”). On February 8, 2018, the Court granted BHC’s motion and dismissed the case. Shell subsequently appealed the dismissal. The appellate court upheld the dismissal of Shell’s contract claims and remanded Shell’s equitable claims given that BHC’s challenge of the CAO had become final. The case has been assigned to a new trial court and will move forward under that court’s schedule.

The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a CAO naming Shell as the Discharger and a Responsible Party, and ordering Shell to assess, monitor, and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015, the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. A trial was held on March 24, 2017, after which the Court denied BHC’s petition. BHC appealed, but the appellate court upheld the trial court’s decision. BHC filed a petition for review with the California Supreme Court but that petition was denied. In the opinion of management, after consultation with legal counsel, the claims or actions related to the former Shell site are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations because management believes the risk of loss is remote.

Federal Securities Litigation: Mr. Murdock and the Company are seeking recovery from the Company’s insurers under the Company’s directors and officers’ insurance policies for the settlement of litigation stemming from Mr. Murdock’s 2013 purchase of the Company. The insurers have denied

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coverage and filed a lawsuit against Mr. Murdock, DFC Holdings, Inc., Michael Carter, and the Company seeking a declaration of no coverage in Delaware state court. The defendants have entered into settlement agreements with five of the six insurers involved in the litigation. The final insurer, RSUI Indemnity Company, dismissed its remaining defenses against coverage but maintained its right to appeal other coverage defenses on which the court had already ruled. All parties have appealed various aspects of the trial court’s decisions, and the matter is awaiting a ruling by the Delaware Supreme Court. Due to the fact that the claim for the portion of the litigation settled by Mr. Murdock was filed first, the insurers’ settlement payments were made to Mr. Murdock, and the Company has not received or accounted for any of the insurance proceeds. As part of the agreement with Total Produce, Mr. Murdock is funding all ongoing litigation and will receive any recovery.

Springfield, Ohio Packaged Salads Recall: In late January 2016, Dole was advised by the U.S. Food and Drug Administration (“FDA”) and the Centers for Disease Control and Prevention (“CDC”) that they suspected a multi-state outbreak of listeria monocytogenes was linked to packaged salads produced at Dole Fresh Vegetables, Inc.’s Springfield, Ohio facility. Dole responded by immediately ceasing all production activities at the Springfield facility and issuing a voluntary withdrawal followed by a recall of packaged salads produced there. The Springfield facility resumed production after extensive testing and a root cause investigation and analysis. Dole and its insurance carriers have resolved all related personal injury claims. On April 29, 2016, Dole was served with a subpoena from the United States Department of Justice (“DOJ”) seeking information for its investigation of the listeria outbreak at Dole’s Springfield facility. Dole has cooperated with all DOJ requests related to its investigation. In the opinion of management, after consultation with legal counsel, the claims or actions related to the packaged salads recall are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations because the probable loss is not material.

NOTE 18 — RELATED PARTY TRANSACTIONS

Mr. Murdock owns, inter alia, Castle and Cooke, Inc. (“Castle”), a transportation equipment leasing company and a hotel. In the years ended December 31, 2020, December 28, 2019 and December 29, 2018, Dole paid Mr. Murdock’s companies an aggregate of approximately $4.3 million, $5.0 million and $4.4 million, respectively, primarily for the rental of truck chassis and generator sets. Castle purchased $0.2 million, $0.9 million and $0.6 million of products from Dole during the years ended December 31, 2020, December 28, 2019 and December 29, 2018, respectively.

During the fourth quarter of 2008, Dole and North Carolina State University executed a twenty-year sublease agreement pursuant to which Dole’s research center leases 11,000 gross square feet of office and laboratory space in Kannapolis, North Carolina. Castle is the owner of the property. The rent expense paid to North Carolina State University was $0.7 million for the years ended December 31, 2020, December 28, 2019 and December 29, 2018.

On May 20, 2016, Dole entered into a lease agreement with an entity owned by Mr. Murdock to lease 6,799 square feet of a building located in Kannapolis, North Carolina. The lease commenced on October 1, 2016, for a term of five years, with an option to extend for an additional five years. The rent expense paid to an affiliate was $0.3 million for the years ended December 31, 2020, December 28, 2019 and December 29, 2018, respectively.

In the second and third quarter of 2018, Dole loaned $10.0 million (“Affiliate Note 1”) and $15.0 million (“Affiliate Note 2”), respectively, to entities owned by Mr. Murdock in the form of interest-bearing notes. At December 29, 2018, Dole had a receivable of $25.5 million due from affiliates related to these notes and accrued interest, which were included in the consolidated statements of members’ equity.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

On December 31, 2018, Affiliate Note 1 was canceled, and Affiliate Note 2 was amended into a new agreement with a principal amount of $25.0 million due July 30, 2020. Contemporaneously with the new agreement, the affiliate of Mr. Murdock paid $20.5 million on the outstanding note receivable with $20.0 million applied to principal and $0.5 million applied to accrued interest. The affiliate of Mr. Murdock can re-borrow up to the principal amount of the note at any time up to the maturity date of the respective note. On September 9, 2019, the affiliate of Mr. Murdock re-borrowed $20.0 million. On June 30, 2020, the note was amended and restated to extend the maturity date to December 31, 2020. On December 30, 2020, the note was amended and restated again to extend the maturity date to January 31, 2021. In conjunction with these two extensions, accrued interest of $0.9 million and $0.8 million, respectively, was paid to Dole upon execution. As of December 31, 2020, Dole had a note outstanding to an entity owned by Mr. Murdock, including accrued interest, of $25.0 million, with a planned maturity date of January 31, 2021. See Note 22 “Subsequent Events” for additional detail on the extension of the note outstanding to an affiliate of Mr. Murdock.

Dole entered into an agreement with Castle & Cooke Aviation Services, Inc. where the Company utilizes private aircraft services and hangar space owned by Castle. The expense paid was approximately $0.4 million for the year ended December 31, 2020 and $0.5 million for the years ended December 28, 2019 and December 29, 2018, respectively.

Dole had a number of other transactions with other entities owned by Mr. Murdock, on an arm’s length basis, none of which, individually or in the aggregate, were material. Excluding the interest-bearing notes discussed above, Dole has less than $0.1 million due from Castle at December 31, 2020 and $0.5 million at December 28, 2019.

Dole made purchases from affiliates of Total Produce of approximately $8.9 million, $4.6 million, and $0.2 million for the years ended December 31, 2020, December 28, 2019, and December 29, 2018, respectively. These transactions were primarily for the purchase of produce. Dole had sales of products to affiliates of Total Produce of approximately $49.0 million, $21.6 million, and $4.3 million for the years ended December 31, 2020, December 28, 2019, and December 29, 2018, respectively. Dole made purchases from affiliates of Total Produce. Dole had net outstanding accounts receivable of $1.4 million from Total Produce at December 31, 2020 and $1.6 million at December 28, 2019.

NOTE 19 — MEMBERS’ EQUITY

Membership Units

On July 31, 2018, the Company amended and restated the limited liability company agreement. Prior to the July 31, 2018 amended and restated limited liability agreement, the Company had two classes of membership units outstanding, which consisted of Common Units and Preferred Units. During 2014 and 2015, the Preferred Unit holder contributed $100.0 million to the Company in exchange for the Preferred Units. Prior to July 31, 2018, the sole Manager of the Company was Mr. Murdock.

In connection with the July 31, 2018 amended and restated limited liability agreement, the membership units were all converted to Class A and Class B units. Additionally, the Company would be managed by a Board of Managers of which three Managers were appointed by Mr. Murdock and three Managers were appointed by Total Produce. The chairperson of the Board of Managers is Mr. Murdock. At December 31, 2020 and December 28, 2019, Dole had no Preferred Units outstanding.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Allocation of Profits and Losses

Under the amended and restated limited liability agreement, net profits and losses are allocated to the Class A and the Class B capital accounts on a pro-rata basis, after giving effect to certain capital account adjustments attributable to the capital contributions and distributions made by and to each Member.

Indemnifiable Losses

Indemnifiable losses under the amended and restated limited liability agreement are losses for which the Class A Members must provide indemnification to the Class B Member either because the Class B Member suffered such loss directly or because it suffered such loss indirectly because of its ownership interest in Dole (in which case, the indemnifiable amount is the total loss multiplied by 0.45). Indemnification is triggered by losses that are suffered because of a breach by the Class A Members of a representation, warranty, covenant, or agreement contained in the Securities Purchase Agreement dated February 1, 2018 entered into among the Members, and by losses arising from the following specific items over and above certain specified amounts applicable to certain categories:

•	the contamination at issue in the litigation related to Barclay Hollander Corporation’s involvement in the development of a residential community in Carson, CA;

•	the historic use of the pesticide DBCP;

•	certain specified employment class action litigation;

•	the listeria outbreak in 2015 and 2016 linked to the Springfield, OH salad plant;

•	underpayment of tax imposed under Section 951 of the Internal Revenue Code;

•	tax payable arising from certain specified tax audits; and

•	claims for indemnification made by Itochu Corporation.

Indemnified losses are also subject to the following limitations:

•

the obligation to provide indemnification is not triggered until $3.0 million in indemnifiable losses, in the aggregate, are incurred, and indemnification is only owed for losses in excess of that $3.0 million amount;

•	a loss is not indemnifiable unless the total loss arising from the same set of facts is more than $25.0 thousand;

•	losses arising from the breach of certain representations and warranties are capped at $50.0 million; and

•	indemnifiable losses in total are capped at $100.0 million.

Distributions

Dole paid no preferred returns during both the years ended December 31, 2020 and December 28, 2019.

Under the amended and restated limited liability agreement, distributions are distributed to the Members in the following order and priority:

•

First, to the Class B Member, until the Class B Member has received an aggregate amount equity to the sum of (i) the aggregate value of any indemnifiable losses that remain unpaid as of the date of such distribution, plus (ii) an amount equal to 4% per annum on such unpaid indemnifiable losses, accruing on a daily basis from the date such indemnifiable losses first became due;

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

•

Second, if such distributions relates to a Sale Transaction, as defined in the amended and restated limited liability agreement, requested in writing by the DHM Trust, the Class B Member is to receive an aggregate amount equal to the sum of (i) $300.0 million, plus (ii) all amounts previously paid by the Class B Member in respect of the Second Tranche Units, plus (iii) an amount equal to four percent per annum, accruing on a daily basis from July 31, 2018 through the date of such Sale Transaction and compounding quarterly, on each payment by the Class B member of the amounts set forth in (i) and (ii) above;

•

Third, if such distributions relates to a Sale Transaction, as defined, requested in writing by the DHM Trust, to the Class A Members until the Class A Members have received an aggregate amount equity to the sum of (i) $300.0 million, plus (ii) all amounts previously paid by Total Produce in respect of Second Tranche Units, plus (iii) an amount equal to four percent per annum, accruing on a daily basis from July 31, 2018 and compounded quarterly, on each amount set forth in (i) and (ii) above;

•	Then, to the Members ratably based on the number of Units held by each Member immediately prior to such distribution.

Dole Food Company, Inc.’s ability to declare and pay dividends to the Company is subject to limitations contained in its senior secured credit facilities and note indenture. At both December 31, 2020 and December 28, 2019, under such limitations, Dole had $50.0 million available to declare or pay a dividend. At December 29, 2018, under such limitations, Dole could not declare or pay dividends.

Accumulated Other Comprehensive Loss

Dole’s accumulated other comprehensive loss principally consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses, and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, is as follows:

	Changes in Accumulated Other Comprehensive Loss by Component
	Changes in Fair Value of Cash Flow Hedges	Pension & Other Postretirement Benefit Adjustment	Foreign Currency Translation Adjustment	Total
	(In thousands)
Balance at December 29, 2018	$—	$(38,088)	$(54,579)	$(92,667)
Other comprehensive (loss) before reclassifications	—	(6,321)	(8,265)	(14,586)
Amounts reclassified from accumulated other comprehensive loss	—	(4,075)	—	(4,075)
Income tax benefit	—	1,131	—	1,131

Net current period other comprehensive (loss)	—	(9,265)	(8,265)	(17,530)

Balance at December 28, 2019	$—	$(47,353)	$(62,844)	$(110,197)

Other comprehensive income (loss) before reclassifications	(14,222)	(10,624)	25,575	729
Amounts reclassified from accumulated other comprehensive loss	3,047	2,651	—	5,698
Income tax benefit	2,758	928	—	3,686

Net current period other comprehensive income (loss)	(8,417)	(7,045)	25,575	10,113

Balance at December 31, 2020	$(8,417)	$(54,398)	$(37,269)	$(100,084)

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

For the year ended December 31, 2020, amounts reclassified out of accumulated other comprehensive loss for the fair value of cash flow hedges include the reclassification of losses from cash flow hedges of $3.0 million, which were reclassified to cost of sales on the consolidated statements of operations. Amounts reclassified out of accumulated other comprehensive loss for pension and other postretirement benefits include the amortization of net actuarial losses of $2.7 million, which were reclassified to other expense, net, on the consolidated statements of operations.

For the year ended December 28, 2019, amounts reclassified out of accumulated other comprehensive loss for pension and other postretirement benefits include the reclassification of stranded tax effects of $4.1 million, which were reclassified to accumulated deficit, and the amortization of net actuarial losses of $0.1 million, which were reclassified to other expense, net, on the consolidated statements of operations.

NOTE 20 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES

As of December 31, 2020, Dole’s investments in unconsolidated affiliates were $25.6 million, of which $25.0 million represented equity method investments and $0.6 million represented cost method investments. As of December 28, 2019, Dole’s investments in unconsolidated affiliates were $22.7 million, of which $22.2 million represented equity method investments and $0.5 million represented cost method investments. Dole’s consolidated net income includes the proportionate share of the net income or loss of Dole’s equity method investments in affiliates. When Dole records the proportionate share of net income, it increases earnings from equity method investments in Dole’s consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Conversely, when Dole records the proportionate share of a net loss, it decreases earnings from equity method investments in Dole’s consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Cash dividends received from cost method investments are recorded in other expense, net. Significant equity method and cost method investees as of December 31, 2020 and December 28, 2019 were as follows:

	Significant Equity and Cost Method Investees
	Ownership Interest	Accounting Method	December 31, 2020	December 28, 2019
			(In thousands)
Bananera Tepeyac, S.A	50%	Equity	$18,418	$17,425
Sky View Cooling of Yuma	49%	Equity	1,314	1,429
Dole Nat, Co. Sa	42%	Equity	882	—
Trilex	40%	Equity	2,994	3,038
Reciplast	33%	Equity	371	294
Morgan Creek Holdings	26%	Equity	1,000	—
Alamances de Deposito	16%	Cost	155	155
L.A. Agribusiness	8%	Cost	208	208
Other	—	Cost/Equity	246	192

Total			$25,588	$22,741

Dole’s transactions with its equity method investments primarily pertain to the purchase and sale of bananas and plantains, as well as purchases of supplies such as plastics and packaging materials. During the year ended December 31, 2020, purchases from Dole’s equity method investees were approximately $40.6 million, and sales to Dole’s equity method investees were approximately $12.4 million. During the year ended December 28, 2019, purchases from Dole’s equity method investees were approximately $51.7 million, and sales to Dole’s equity method investees were approximately $9.3 million. During the year ended December 29, 2018, purchases from Dole’s equity

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

method investees were approximately $53.7 million, and sales to Dole’s equity method investees were approximately $2.5 million. At December 31, 2020, outstanding receivables from Dole’s equity method investees were approximately $9.4 million and payables to Dole’s equity method investees were approximately $1.3 million. At December 28, 2019, outstanding receivables from Dole’s equity method investees were approximately $7.8 million and payables to Dole’s equity method investees were approximately $9.7 million.

NOTE 21 — TOTAL PRODUCE PLC TRANSACTION

Under the terms of the Agreement, Total Produce has two call options to acquire additional ownership in the Parent. The first call option allows Total Produce to acquire up to an additional 6% of the Parent’s equity for $12.0 million.

The second call option allows Total Produce to purchase the remaining equity of the Parent. The specified purchase price of the Parent’s remaining equity under the second call option is based on a pre-defined formula but is not to exceed $450.0 million (the “Cap”) or be less than $250.0 million and cannot be exercised until two years from the date of the close of the Transaction and can only be exercised once the first call option has been exercised. If the second call option has not been exercised prior to the sixth anniversary of the close of the Transaction, then from and after the sixth anniversary of the close of the Transaction, the Cap shall increase by an amount equal to four percent (4%) per annum, accruing on a daily basis from the sixth anniversary of the close of the Transaction. After the fifth anniversary of the close of the Transaction, if the second call option has not been exercised, Mr. Murdock has the right to effectuate the sale of the Parent to a third party. Until the second call option is exercised, control of the Parent will be shared equally between Mr. Murdock and Total Produce.

See Note 22 “Subsequent Events” below for additional detail on the IPO Agreement between Dole, Total Produce, and Mr. Murdock.

NOTE 22 — SUBSEQUENT EVENTS

Dole evaluated subsequent events through March 10, 2021, the date that Dole’s December 31, 2020 consolidated financial statements were originally issued, and April 28, 2021, the date on which the December 31, 2020 financial statements were reissued.

IPO Agreement

Under the terms of the IPO Agreement, the following two transactions will take place: (i) shares in Total Produce will be exchanged for shares in NewDole through a scheme of arrangement at a fixed exchange ratio, and (ii) DFC Holdings, LLC will merge with a subsidiary of NewDole via a reverse triangular merger. These transactions will result in Total Produce shareholders receiving 82.5% and Mr. Murdock receiving 17.5% of the shares in NewDole outstanding immediately prior to the IPO. Concurrent with these transactions, NewDole will seek an IPO on a major U.S. stock exchange yet to be determined with the intent of raising equity capital between $500.0 and $700.0 million.

The IPO Agreement conditions completion of the IPO Transaction on the IPO achieving a price per NewDole share such that the 17.5% of NewDole shares to be held by Mr. Murdock immediately prior to the IPO have an aggregate value of at least $215.0 million (the “Valuation Floor”), and on Mr. Murdock achieving net proceeds of at least $50.0 million in the sale of shares on a secondary basis in conjunction with the NewDole IPO (the “Minimum Secondary”). The Valuation Floor and Minimum Secondary provisions can be waived by Total Produce and Mr. Murdock by mutual consent at any time prior to completion.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Upon signing the IPO Agreement, the $25.0 million note issued to an affiliate of Mr. Murdock was extended to November 15, 2021, with interest accruing and owed at maturity. The IPO Agreement includes a provision that upon closing of the IPO Transaction, the amount due under the $25.0 million note issued to an affiliate of Mr. Murdock will be cancelled as a result of the way the IPO is structured.

The IPO Transaction is expected to close in the second quarter or third quarter 2021, subject to regulatory and other required approvals and conditions.

Other Subsequent Events

On January 14, 2021, Dole drew $24.5 million and on April 7, 2021, Dole drew $24.5 million related to the Company’s new vessel financing loan facilities. The funds were used to finance the January 15, 2021 and April 7, 2021 final progress payments of the Company’s two new vessels, and the funds moved directly from the bank to the shipbuilder. Refer to Note 12 “Notes Payable and Long-Term Debt” and Note 17 “Commitments and Contingencies” for additional detail.

During the first quarter of 2021, the Company became aware of certain claims related to alleged violations of employment law and accrued $15.0 million based upon the Company’s best estimate of the amount needed to resolve those claims.

On January 29, 2021, Dole received net proceeds of $9.9 million in insurance recoveries related to the November 2020 hurricanes in Honduras.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Annex A

List of Relevant Territories

1.	The Republic of Albania

2.	The Republic of Armenia

3.	Australia

4.	The Republic of Austria

5.	The Kingdom of Bahrain

6.	The Republic of Belarus

7.	Belgium

8.	Bosnia and Herzegovina

9.	The Republic of Botswana

10.	The Republic of Bulgaria

11.	Canada

12.	The Republic of Chile

13.	The People’s Republic of China

14.	The Republic of Croatia

15.	Cyprus

16.	Czech Republic

17.	The Kingdom of Denmark

18.	The Arab Republic of Egypt

19.	The Republic of Estonia

20.	The Federal Democratic Republic of Ethiopia

21.	Finland

22.	France

23.	Georgia

24.	The Federal Republic of Germany

25.	The Republic of Ghana (DTA not yet in effect)

26.	The Hellenic Republic (Greece)

27.	Hong Kong

28.	The Republic of Hungary

29.	The Republic of Iceland

30.	The Republic of India

31.	The State of Israel

32.	Italy

33.	Japan

34.	The Republic of Kazakhstan

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

35.	The Republic of Korea

36.	The State of Kuwait

37.	The Republic of Latvia

38.	The Republic of Lithuania

39.	The Grand Duchy of Luxembourg

40.	The Republic of Macedonia (now the Republic of North Macedonia)

41.	Malaysia

42.	Malta

43.	The United Mexican States (Mexico)

44.	The Republic of Moldova

45.	Montenegro

46.	The Kingdom of Morocco

47.	The Kingdom of the Netherlands

48.	New Zealand

49.	The Kingdom of Norway

50.	The Islamic Republic of Pakistan

51.	The Republic of Panama

52.	The Republic of Poland

53.	Portuguese Republic

54.	State of Qatar

55.	Romania

56.	Russian Federation

57.	Kingdom of Saudi Arabia

58.	The Republic of Serbia

59.	The Republic of Singapore

60.	Slovak Republic

61.	The Republic of Slovenia

62.	The Republic of South Africa

63.	Kingdom of Spain

64.	Sweden

65.	Switzerland

66.	Kingdom of Thailand

67.	The Republic of Turkey

68.	United Kingdom

69.	Ukraine

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

70.	United Arab Emirates

71.	The Republic of Uzbekistan

72.	United States of America

73.	The Socialist Republic of Vietnam

74.	The Republic of Zambia

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Ordinary Shares

Dole plc

Ordinary Shares

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC

Deutsche Bank Securities

Davy

            , 2021

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

To the fullest extent permitted by Irish law, our Articles of Association confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Act will be void under Irish law, whether contained in its memorandum and articles of association or any contract between the Company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Act.

Our Articles of Association also contain indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We expect to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, shall require us to indemnify an indemnitee to the fullest extent permitted by applicable law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the indemnitee in any action or proceeding, including any action or proceeding by us or in our right, arising out of the person’s services as a director or executive officer.

We are permitted under our Articles of Association and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents. We have purchased and maintain a directors’ and officers’ liability policy for such purpose for the benefit of our directors and officers and directors and officers of its subsidiaries.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

Not applicable.

Item 8. Exhibits and Financial Statement Schedules.

a. Exhibits

The exhibit index attached hereto is incorporated herein by reference.

b. Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement

3.1*	Form of Memorandum and Articles of Association of the Registrant

5.1*	Opinion of Arthur Cox LLP

10.1*	Credit Agreement, dated as of March 26, 2021, among Total Produce plc, the lenders from time to time party thereto and Coöperatieve Rabobank U.A., New York Branch, as administrative agent and collateral agent

10.2*	Form of Term Loan Facility, among Total Produce plc, the lenders from time to time party thereto and Bank of America N.A., as administrative agent

10.3*	Transaction Agreement, dated February 16, 2021, among Total Produce plc, Total Produce USA Holdings Inc., Dole plc (formerly known as Pearmill Limited), TP-Dole Merger Sub, LLC, DFC Holdings, LLC, The Murdock Group, LLC, Castle & Cooke Holdings, Inc. and Dolicious Corporation

10.4*	Amendment No. 1 to Transaction Agreement, dated April 23, 2021, among Total Produce plc, Total Produce USA Holdings Inc., Dole plc (formerly known as Dole Limited and Pearmill Limited), TP-Dole Merger Sub, LLC, DFC Holdings, LLC, The Murdock Group, LLC, Castle & Cooke Holdings, Inc. and Dolicious Corporation

10.5†*	Dole plc 2021 Omnibus Incentive Plan

10.6†*	Form of Equity Award Agreement(s)

10.7*	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors

10.8*	Form of Registration Rights Agreement

21.1*	List of Subsidiaries

23.1*	Consent of Arthur Cox LLP (included in Exhibit 5.1)

23.2*	Consent of KPMG

23.3*	Consent of Deloitte & Touche LLP

24.1*	Powers of Attorney (included on the signature pages)

99.1*	Consent of Carl McCann

99.2*	Consent of Rory Byrne

99.3*	Consent of Johan Lindén

99.4*	Consent of Frank Davis

99.5*	Consent of Timothy George

99.6*	Consent of Imelda Hurley

99.7*	Consent of Rose Hynes

99.8*	Consent of Michael Meghen

99.9*	Consent of Helen Nolan

99.10*	Consent of Jimmy Tolan

99.11*	Consent of Kevin Toland

*	To be filed by amendment.
†	Compensatory plan or arrangement.

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dublin, Ireland on                 , 2021.

Dole plc
By:
Name: Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints                 ,                  and                  and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

Executive Chairman of the Board

	Director and Chief Executive Officer (Principal Executive Officer)	, 2021

	Director and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

	Director and Chief Operating Officer	, 2021

	Director	, 2021

	Director	, 2021

	Director	, 2021

	Director	, 2021

	Director	, 2021

	Director	, 2021

	Director	, 2021

CONFIDENTIAL TREATMENT REQUESTED BY DOLE plc

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Dole plc has signed this registration statement on the      day of                 , 2021.

Dole plc
By:
Name: Title: